Exhibit 99.1

R. R. DONNELLEY & SONS COMPANY

35 WEST WACKER DRIVE

CHICAGO, ILLINOIS 60601

[●], 2016

Dear R. R. Donnelley & Sons Company Stockholder,

In August 2015 the board of directors of R. R. Donnelley & Sons Company, or RRD, announced its intent to spin-off our publishing and retail-centric print services and office products company, LSC Communications, Inc., or LSC, and our financial communications and data services company, Donnelley Financial Solutions, Inc., or Donnelley Financial. I am pleased to report that on [●], 2016 LSC and Donnelley Financial will become separate public companies and RRD will continue as a global, customized multichannel communications management provider.

LSC’s common stock will be listed on the New York Stock Exchange under the ticker symbol “LKSD” and Donnelley Financial’s common stock will be listed on the New York Stock Exchange under the ticker symbol “DFIN”. RRD’s common stock will continue to be listed under the ticker symbol “RRD”.

RRD will distribute at least 80% of LSC’s common stock in connection with the spin-off of LSC. Holders of record of RRD’s common stock, par value $0.01 per share, as of the close of business, Eastern time, on [●], 2016, which will be the record date for the spin-offs, will receive [●] share(s) of common stock, par value $0.01 per share, of LSC and [●] share(s) of common stock, par value, $0.01 per share, of Donnelley Financial for every [●] share(s) of RRD common stock held. No action is required on your part to receive your shares of LSC common stock and Donnelley Financial common stock. You will not be required to pay anything for the new shares or to surrender any shares of RRD common stock. No fractional shares of LSC common stock or Donnelley Financial common stock will be issued. If you otherwise would own a fractional share, you will receive a check for the cash value thereof, which generally will be taxable to you.

The enclosed Information Statement describes the spin-off of LSC and contains important information about LSC, including financial statements. I suggest you read it carefully and in its entirety. You will receive a separate information statement describing the spin-off of Donnelley Financial. If you have any questions regarding the spin-offs, please contact RRD’s transfer agent, Computershare Trust Company, N.A.

Thank you for your continued support as we launch these three great new companies.

Thomas J. Quinlan III

President and Chief Executive Officer

R. R. Donnelley & Sons Company

LSC COMMUNICATIONS, INC.

35 WEST WACKER DRIVE

CHICAGO, ILLINOIS 60601

[●], 2016

Dear Future LSC Stockholder,

On behalf of LSC, it is our great pleasure to welcome you as a stockholder of our company.

From our first day as an independent public company, LSC will be a global leader in traditional and digital print, print-related services and office products, with a comprehensive scope of print-related capabilities. We provide a variety of print product offerings and a number of print-related services, and we also manufacture and sell a wide range of branded and private label office products. Our company has a great heritage and we believe it has an even greater future with competitive advantages from scale, long-standing customer relationships and a track record of innovation within our diverse product and service profile.

LSC will have the opportunity to create value across our Print and Office Products segments by serving the needs of customers with our portfolio of products, services and technology solutions. Our business strategy focuses on generating stockholder value through: (1) maintaining focus on cost structure and improving efficiency; (2) further expansion into end-to-end supply chain management; (3) selectively pursuing strategic acquisitions; (4) driving growth in core and related businesses; and (5) building on market positions through expansion of our office products brands.

We believe that our separation from RRD will, among other benefits, allow us to focus on our distinct strategic priorities; afford us direct access to the capital markets and facilitate our ability to capitalize on growth opportunities and effect future acquisitions; facilitate incentive compensation arrangements for our employees more directly tied to the performance of our business; and enable us to concentrate our financial resources solely on our own operations.

Our common stock will trade on the New York Stock Exchange under the symbol “LKSD”.

Our management team is excited to be a part of this great company. We invite you to get to know our company better by reading our Information Statement. Thank you for your support of LSC, and we look forward to having you as a fellow stockholder.

Sincerely,

Thomas J. Quinlan III

Chairman and Chief Executive Officer

LSC Communications, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission.

PRELIMINARY INFORMATION STATEMENT

SUBJECT TO COMPLETION, DATED AUGUST 29, 2016

INFORMATION STATEMENT

LSC Communications, Inc.

Distribution of

Common Stock

Par Value $0.01 Per Share

We are sending you this Information Statement in connection with R. R. Donnelley & Sons Company’s (RRD) spin-off of its wholly-owned subsidiary, LSC Communications, Inc. (LSC). RRD will effect the spin-off by distributing on a pro rata basis to holders of its common stock, par value $0.01 per share, at least 80% of the outstanding shares of LSC common stock, par value $0.01 per share. Prior to such distribution, RRD will undertake a series of internal transactions following which we will own the publishing and retail-centric print services and office products businesses of RRD, as described in this Information Statement. This distribution is part of a series of transactions by RRD, which we refer to as the Separation, following which there will be three independent, publicly traded companies: our company, LSC, which will be focused on publishing and retail-centric print services and office products; Donnelley Financial Solutions, Inc., which will be focused on financial communications and data services; and RRD, which will be focused on customized multichannel communications management. The distribution of LSC common stock to RRD stockholders is intended to be tax-free to RRD’s stockholders for U.S. federal income tax purposes, except for cash that stockholders receive in lieu of fractional shares.

At least 80% of our shares of common stock will be distributed to holders of RRD common stock of record as of the close of business, Eastern time, on [●], 2016, which will be the record date. Each such holder will receive [●] share(s) of our common stock for every [●] share(s) of RRD’s common stock held on the record date. Such distribution of LSC common stock will occur before giving effect to a reverse stock split by RRD in which holders of RRD common stock will receive one share of RRD common stock for every three shares of RRD common stock held prior to the reverse stock split. We refer to the distribution of securities of LSC as the Distribution. The Distribution will be effective at 12:01 a.m. Eastern Time on [●], 2016.

For RRD stockholders who own common stock in registered form, in most cases RRD’s transfer agent will credit their shares of LSC common stock to book entry accounts established to hold their LSC common stock. Our distribution agent will send these stockholders a statement reflecting their LSC common stock ownership shortly after [●], 2016. For stockholders who own RRD common stock through a broker or other nominee, their shares of LSC common stock will be credited to their accounts by their broker or other nominee. Stockholders will receive cash in lieu of fractional shares, which generally will be taxable. See “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

No stockholder approval of the Separation or Distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy in connection with the Separation or Distribution. RRD stockholders will not be required to pay for the shares of our common stock to be received by them in the Distribution, or to surrender or to exchange shares of RRD common stock in order to receive our common stock, or to take any other action in connection with the Separation or Distribution.

There is currently no trading market for LSC common stock. We expect, however, that a limited trading market for LSC common stock, commonly known as a “when-issued” trading market, will develop prior to the record date for the Distribution and we expect “regular way” trading of LSC common stock will begin on the effective date of the distribution or the first trading day thereafter if such date is not a trading day. We intend to list our common stock on the New York Stock Exchange under the symbol “LKSD”.

IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION “RISK FACTORS” BEGINNING ON PAGE 23. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

Stockholders of RRD with inquiries related to the Separation or Distribution should contact RRD’s transfer agent, Computershare Trust Company, N.A.

The date of this Information Statement is [●], 2016.

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TRADEMARKS AND TRADE NAMES

We own or have rights to certain trademarks and trade names that we use in conjunction with the operations of our business. Each trademark, trade name or service mark of any other company appearing in this Information Statement belongs to its holder. Solely for convenience, trademarks and trade names referred to in this Information Statement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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SUMMARY

The following is a summary of certain of the information contained in this Information Statement. This summary is included for convenience only and should not be considered complete. This summary is qualified in its entirety by more detailed information contained elsewhere in this Information Statement, which should be read in its entirety, particularly the discussion of “Risk Factors” beginning on page 23 of this Information Statement, and our audited historical combined financial statements and unaudited pro forma combined financial statements and the notes to those statements appearing elsewhere in this Information Statement.

In this Information Statement, unless the context otherwise requires:

•	“LSC Communications,” “LSC,” the “Company,” “we,” “our” and “us” refer to “LSC Communications, Inc.” and its combined subsidiaries, after giving effect to the Distribution;

•	“Donnelley Financial” refers to Donnelley Financial Solutions, Inc., a Delaware corporation, and its combined subsidiaries, after giving effect to the distribution of its common stock by RRD in the Separation;

•	“RRD” refers to R. R. Donnelley & Sons Company, a Delaware Corporation, and its consolidated subsidiaries, other than for all periods following the Separation, LSC and Donnelley Financial; and

•	“Internal Reorganization” refers to a series of internal reorganization transactions RRD will undertake prior to the completion of the Separation in order to facilitate the Separation. These internal reorganization steps will result in LSC owning substantially all of the assets and liabilities of RRD’s current publishing and retail-centric print services and office products business and Donnelley Financial owning the assets and liabilities relating to RRD’s current financial communications and data services business. This internal reorganization will also result in RRD retaining the assets and liabilities associated with its customized multichannel communications management business. Some of these internal reorganization transactions have commenced and will continue until just prior to completion of the Separation.

Prior to RRD’s distribution of the shares of our common stock to its stockholders, or the “Distribution,” RRD will undertake the Internal Reorganization, following which:

•	LSC Communications is expected to consist of:

•	substantially all of RRD’s current Publishing and Retail Services segment as well as the office products reporting unit from RRD’s Variable Print segment;

•	certain publishing and e-book services currently within the digital and creative solutions reporting unit of RRD’s Strategic Services segment;

•	substantially all of the operations currently within the Europe reporting unit of RRD’s International segment;

•	certain Mexican operations currently within the Latin America reporting unit of RRD’s International segment; and

•	the co-mail and related list services operations currently within the logistics reporting unit of RRD’s Strategic Services segment.

•	Donnelley Financial Solutions is expected to consist of RRD’s current financial reporting unit of RRD’s Strategic Services segment.

•	RRD is expected to consist of:

•	its current Variable Print segment except for the office products reporting unit that will become part of LSC Communications;

•	the logistics reporting unit within its current Strategic Services segment, except for the operations that will become part of LSC Communications;

•	the sourcing and digital and creative solutions reporting units within its current Strategic Services segment, except for the operations that will become part of LSC Communications; and

•	its current International segment, except for substantially all of the Europe reporting unit and certain Mexican operations that will become part of LSC Communications.

The RRD Board believes that the Separation will deliver the following strategic and financial benefits:

•	allows each business to focus on its distinct strategic priorities, driving opportunities to accelerate growth and enhance long-term value;

•	provides each business with an independent equity structure that will afford it direct access to the capital markets and facilitate the ability of each company to capitalize on its growth opportunities and effect future acquisitions;

•	facilitates incentive compensation arrangements for employees of each business more directly tied to the performance of the relevant company’s business and may enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives;

•	allows investors to separately value each business based on their unique investment identities, including the merits, performance and future prospects of their respective businesses. The Separation will also provide investors with three distinct and targeted investment opportunities;

•	gives greater flexibility to execute tailored business strategies and compete in evolving markets;

•	permits even more focused brand strategy to support each business’s marketing plan;

•	provides tailored capital structures reflective of each business’s financial and growth profiles; and

•	enables each business to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business in a time and manner appropriate for its distinct strategy and business needs and facilitate a more efficient allocation of capital.

OUR COMPANY

We are a global leader in traditional and digital print, print-related services and office products. Our operating segments are:

•	Print. In our Print segment, we provide a variety of print product offerings, which include magazines, catalogs, retail inserts, books and directories. In addition to printed products, we also provide a number of print-related services, such as supply chain management, mail services, e-book formatting, and distribution services. Our Print segment services over 3,000 customers including publishers of magazines, books and directories, online retailers, catalogers, mass merchandisers and contract stationers. Our long-standing customer relationships in our Print segment include nine of the top ten catalogers, nine of the top ten magazine publishers, and all of the top ten book publishers based in North America and Europe, including the two largest book publishers worldwide in 2016. While the majority of our print-related products and services are provided within the U.S., our operations in Europe and Mexico accounted for approximately 13% of our Print segment net sales in 2015.

•	Office Products. In our Office Products segment, we manufacture and sell a wide range of branded and private label products, primarily within the following five core categories: filing products; note-taking products; binder products; tax and stock forms; and envelopes. Customers in our Office Products segment primarily include office product superstores, office supply wholesalers, independent contract stationers, mass merchandisers and retailers and e-commerce resellers. Our Office Products segment serves nine of the top ten office supply retailers and is a top five supplier of both of the office supply superstores. Our office products are produced in and distributed from facilities within North America.

As of June 30, 2016 we employ 22,162 people and operate 53 manufacturing facilities, including 12 located outside of the United States. In the six months ended June 30, 2016 and the year ended December 31, 2015, we generated net sales of $1.79 billion and $3.74 billion, net earnings of $59.0 million and $73.6 million and adjusted earnings before interest, taxes, depreciation and amortization, or Non-GAAP adjusted EBITDA, of $188.0 million and $397.5 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.” Our Print segment accounted for 85% and our Office Products segment accounted for 15% of our combined net sales for each of the six months ended June 30, 2016 and the year ended December 31, 2015.

Our Strengths

We believe the following factors provide us with a competitive advantage:

•	Reputation for High-Quality Solutions and Track Record of Innovation. As part of RRD, LSC built a reputation over its more than 150 year history as an industry leader for quality and innovation. We are able to consistently and reliably deliver high-quality solutions, allowing us to create and maintain long-term customer relationships. Our reputation is further bolstered by the widely recognized brand names in our Office Products segment, including Adams, Ampad, Cardinal, TOPS, Oxford and Pendaflex. We continually work to develop advanced technologies and solutions to enhance efficiencies, reduce time-to-market and deliver effective service to our customers. For instance, our book security and authentication technology allows our book publisher customers to detect counterfeits, validate returns and offer textbook rental programs. Recognizing customer needs and responding quickly and effectively is one of the primary focuses of LSC. The loyalty of our customers exemplifies our customers’ view that we are a trusted partner who shares their commitment to high-quality production standards.

•

Diverse Product and Service Profile. Our business is diversified across a range of print-related products, services and technology solutions, including traditional and digital print products, such as magazines, catalogs, retail inserts, books, directories, and office products as well as e-services, list processing and mail services, warehousing, fulfillment services and supply chain management, which allows us to increase speed to market, reduce costs, and improve efficiencies for our customers. We believe this product and service diversity helps us provide our customers with unique solutions that more narrow competitors cannot easily duplicate. In addition, our diversified product and service set reduces our risk of significant net sales and cash flow declines due to changes in demand for a particular product.

•	Significant Scale. Our scale provides us with significant benefits, allowing us to cost-efficiently serve a large number of customers and add customers to our existing services. In the highly competitive print and related services industry, we have consistently been one of the largest producers of catalogs, magazines, retail inserts, consumer and educational books and directories in the U.S. We also derive postal efficiencies in our Print segment as a result of our scale. Our mail services offering includes list processing and mail sortation services that, combined with our production scale, optimize postal costs for magazine and catalog customers. Because of our scale of production, we are frequently able to provide sortation services across multiple customers that greatly reduce postal costs compared to what an individual customer could obtain.

•	Long-Standing Relationships with Customers. We have deep and long-standing relationships with many of our over 3,000 customers. Our Print segment business is strengthened by the diversity of our customer base. We print for nine of the top ten catalogers, nine of the top ten magazine publishers and each of the top ten book publishers based in North America and Europe. Our Office Products segment customers also include office superstores, mass merchandisers and contract stationers. The longevity, strength and diversity of our customer relationships are a testament to our ability to develop new products and services that will continue to meet our customers’ evolving needs.

•	Financial Strength/Strong Cash Flow Generation. We believe our disciplined approach to capital expenditures and cost management, as well as our focus on capital efficiency, enables us to generate strong and recurring free cash flow across economic cycles. We have lowered working capital, restructuring and capital spending in recent years, supporting stable free cash flows. We also believe that our strong financial condition is important to customers focused on establishing or continuing long-term relationships with a stable supplier of print and related services.

•	Experienced Management Team. Our management team has substantial management experience and possesses long-standing industry relationships and a deep understanding of our business. They have a proven track record of strong operating performance, recognizing and capitalizing on attractive opportunities and driving operating efficiencies. The members of our senior management team previously served in executive roles at RRD where they focused on operations and strategy relating to our business. Our management team is supported by a large number of seasoned employees, many of whom have joined us from RRD and have extensive operational experience and strong customer relationships.

Our Strategy

•

Maintain Sharp Focus on Cost Structure and Improve Efficiency. We believe we have demonstrated the ability to drive productivity by focusing on synergies and cost efficiencies. As part of RRD, we implemented a number of strategic initiatives to reduce our overall cost structure and improve efficiency, including the restructuring, reorganization and integration of operations and streamlining of administrative and support activities. We believe there are significant future cost reduction opportunities which we expect to pursue. Our efficiency efforts also encompass our safety initiatives, which have achieved an injury rate that is 47 percent below the industry average, with 17 facilities having more than 1 year and 1 million work hours without a worker missing a day of work due to a workplace injury. Future cost reduction initiatives could include the further reorganization of operations and the consolidation of facilities. Implementing such initiatives might result in future restructuring or impairment charges, which may be substantial. Management will also review our business portfolio and management structure on a regular basis to balance appropriate risks and opportunities to maximize efficiencies and to support our long-term strategic goals.

•	Further Expansion into End-to-End Supply Chain Management. We believe our ability to leverage print, warehousing, fulfillment and supply chain management into a single workflow, such as our recently announced supply chain management agreement with a leading education, business and consumer publishing company, is a unique offering that can be expanded to other customers and markets. Through this relationship, LSC will, among other things, provide complete supply chain management for 100% of the customer’s printed and other learning materials. By optimizing the customer’s or any other future customer’s supply chain, we are able to leverage our comprehensive platform of products and services to create significant synergies between the two organizations.

•	Selectively Pursue Strategic Acquisitions. To develop our current business, in addition to organic growth, we have strategically acquired companies to expand our service offerings and broadened our market reach. These acquisitions included Banta Corporation, or Banta, a provider of comprehensive printing and digital imaging solutions to publishers and direct marketers (including digital content management and e-business services), Courier Corporation, or Courier, a leader in digital printing and publishing primarily in the U.S., specializing in educational, religious and trade books, and the North American operations of Esselte Corporation, a developer and manufacturer of nationally branded and private label office and stationery products. These acquisitions have positively impacted our business by expanding our book fulfillment capabilities, enhancing our digital printing services, and creating a more competitive and efficient office products supplier by increasing the variety of our brand name product offerings. In 2007, we also acquired Perry Judd’s, Von Hoffmann and Cardinal Brands, acquisitions which enhanced and added scale to our offerings of educational books, magazines, catalogs and office products, respectively. In early 2008, we acquired Pro Line Printing which supplemented our retail inserts and circulars offerings. The identification, diligence and integration of strategic acquisitions is a strength of our management team, and we will continue to evaluate and selectively pursue such acquisitions in order to strengthen our market position, enhance our existing product offerings, enter attractive markets, expand our technological capabilities, or provide synergy opportunities.

•	Drive Growth in Core and Related Businesses. We intend to continue to seek opportunities to grow diversified streams of net sales by utilizing core capabilities to expand our print and print-related products and services, grow our core businesses and strategically increase our geographic coverage focusing on those product and service areas where demand is stable or growing. We expect to utilize a combination of organic and acquisition growth to meet these goals.

•	Build on Market Positions Through Expansion of Office Products Brands. We have a strong portfolio of office product brands in North America, and we believe that building on our market position is important to our success. Therefore, we intend to invest in attractive growth opportunities by allocating our marketing and product development resources to those brands we believe to have a competitive advantage and a competitive brand position.

Key Challenges

Following the Distribution, we may face a number of challenges, both pre-existing and as a result of the Distribution, including:

•	Changes in Demand Due to Technological Changes. Technological changes, including the electronic distribution of documents and data, online distribution and hosting of media content, and advances in digital printing, print-on-demand and internet technologies, continue to impact the market for our products and services. Electronic communication technology has eliminated or reduced the role of many traditional printed products and has continued to drive electronic substitution across many of our products. Digital technologies have impacted printed magazines, as some advertising spending has moved from print to electronic media. In addition, catalogs and retail inserts have experienced volume reductions as our customers allocate more of their spending to online resources. Traditional retailers also face stiff competition from online retailers, resulting in consolidation and store closures. E-book substitution has impacted overall consumer print book volume, although e-book adoption rates are stabilizing and industry-wide print book volume has been growing in recent years. Though electronic substitution has had only a limited direct impact on educational and specialty book volumes, we have seen in recent years a shift in demand away from traditional hardcover textbooks towards more workbooks and specialty products. Directory printing has declined rapidly in recent years, in part driven by cost pressures at key customers. The future impact of technology on our business is difficult to predict and could result in additional expenditures to restructure impacted operations or develop new technologies.

•	Excess Capacity in the Industry. The print and related services industry, primarily in the magazine, catalog, retail insert, books and directory markets, continues to have excess capacity and remains highly competitive, resulting in continued downward price pressures. Across LSC’s range of products and services, competition, which is exacerbated by excess capacity in the industry, is based primarily on the ability to deliver products for the lowest total cost, a factor driven not only by price, but also materials and distribution costs. We believe that the total cost for our products and services will continue to be a focal point for customers in coming years, and lowering prices to compete for customers could adversely affect our results of operations.

•	Increased Distribution and Postal Costs. Postal costs are a significant component of the cost structure of many of our customers and potential customers. Postal rate changes and United States Postal Service, or USPS, regulations can result in higher overall costs and influence the number of pieces that our customers are willing to mail. If distribution costs and postal rates continue to increase for our customers, the demand for our printed products could be negatively impacted.

•	Acquisition Integration Challenges. We have in the past acquired and intend in the future to acquire other businesses with product lines and services to complement our core businesses, expand our market reach, enhance our technological capabilities or offer us other growth, diversification or synergy opportunities. The benefits of any of these or future acquisitions may take more time than expected to develop, and we cannot guarantee that any of our recent or future acquisitions will in fact produce any intended benefits.

Please see “Risk Factors” for a more detailed description of the challenges and risks described above.

Company Information

We are a Delaware corporation with our principal executive offices at 35 West Wacker Drive, Chicago, IL 60601. Our telephone number is [●].

LSC was incorporated on February 22, 2016 as a direct, wholly-owned subsidiary of RRD. Prior to the Distribution, RRD will undertake the Internal Reorganization, after which we will own the subsidiaries, businesses and other assets currently owned and operated by RRD, directly or indirectly, that are described in this Information Statement. Although many of these transfers will not take place until just prior to the Distribution, for the avoidance of doubt, where we describe in this Information Statement our business activities, we do so as if these transfers have already occurred.

The distribution of our shares of common stock is part of a series of transactions by RRD, which we refer to as the Separation, following which there will be three independent, publicly traded companies: our Company, LSC, which will be focused on publishing and retail-centric print services and office products; Donnelley Financial, which will be focused on financial communications and data services; and RRD, which will be focused on customized multichannel communications management. Concurrently with the Distribution, RRD will make an additional distribution to holders of shares of RRD’s common stock, par value $0.01 per share, of shares of Donnelley Financial’s common stock, par value $0.01 per share. You will receive a separate information statement describing the distribution and business of Donnelley Financial.

THE SEPARATION AND THE DISTRIBUTION

Please see “The Separation and the Distribution” for a more detailed description of the matters described below.

Distributing Company	RRD.

Distributed Company	LSC, a wholly-owned direct subsidiary of RRD, which will own and operate the publishing and retail-centric print services and office products business currently owned and operated by RRD, as described in this Information Statement. Please see “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information concerning these businesses.

Distribution Ratio	Each holder of RRD common stock will receive a distribution of [●] share(s) of our common stock for every [●] share(s) of RRD common stock held on the record date. After the Distribution, RRD is expected to effect a reverse stock split in which holders of RRD’s common stock will receive one share of RRD common stock for every three shares of RRD common stock held prior to the reverse stock split. The expected reverse stock split will have no effect on the Distribution Ratio. The Distribution Ratio reflected herein is not adjusted to account for the expected reverse stock split.

Securities to Be Distributed	Based on [●] shares of RRD common stock issued and outstanding on [●], 2016, approximately [●] shares of our common stock will be distributed. RRD will distribute at least 80% of our common stock in the Distribution and may retain up to 20% of our common stock following the Distribution. RRD stockholders will not be required to pay for the shares of our common stock to be received by them in the Distribution, or to surrender or exchange shares of RRD common stock in order to receive our common stock, or to take any other action in connection with the Separation or Distribution.

Fractional Shares	Fractional shares of our common stock will not be distributed. Fractional shares of our common stock will be aggregated and sold in the public market by the distribution agent, and stockholders will receive a cash payment in lieu of fractional shares. The aggregate net cash proceeds of these sales will be distributed ratably to the stockholders who would otherwise have received fractional interests. These proceeds generally will be taxable to those stockholders.

Distribution Agent, Transfer Agent and Registrar for the Shares	Computershare Trust Company, N.A. will be the distribution agent, transfer agent and registrar for the shares of our common stock.

Record Date	The record date is the close of business, Eastern time, on [●], 2016.

Distribution Date	The Distribution will be effective at 12:01 a.m. Eastern time on [●], 2016.

Material U.S. Federal Income Tax Consequences of the Distribution	It is a condition to the Distribution that RRD receive (i) a private letter ruling from the Internal Revenue Service (the IRS) satisfactory to the RRD board of directors (the RRD Board) regarding certain U.S. federal income tax matters relating to the Distribution and related transactions and (ii) an opinion of Sullivan & Cromwell LLP, in form and substance satisfactory to the RRD Board, regarding the U.S. federal income tax treatment of the Distribution and certain related transactions, as transactions that are generally tax-free, for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the U.S. Internal Revenue Code of 1986, as amended (the Code). Assuming that the Distribution, together with certain related transactions, so qualifies for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of LSC common stock pursuant to the Distribution. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of fractional shares of LSC common stock. RRD has received the private letter ruling from the IRS, and expects to receive the opinion of Sullivan & Cromwell LLP prior to the Distribution. The opinion and the private letter ruling will rely on factual representations and reasonable assumptions, which if incorrect or inaccurate may jeopardize the ability to rely on such opinion and private letter ruling. The opinion will not be binding on the IRS or the courts. You should consult your own tax advisor as to the particular consequences of the Distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as any foreign tax laws. For more information regarding the material U.S. federal income tax consequences of the Distribution, see the section entitled “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

Stock Exchange Listing	There is not currently a public market for our common stock. We will apply for our common stock to be listed on the New York Stock Exchange (NYSE) under the symbol “LKSD”. It is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the effective date of the Distribution or the first trading day thereafter if such date is not a trading day, when-issued trading in respect of our common stock will end and regular-way trading will begin.

The Separation	The Separation is a series of transactions by RRD which will result in three independent companies after RRD spins-off its publishing and retail-centric print services and office products company, which will be the Company, and its financial communications and data services company, which will be Donnelley Financial. On [●], 2016, the spun-off companies, LSC and Donnelley Financial, will become separate public companies. RRD will continue as a global, customized multichannel communications management provider.

Relationship Between RRD, Donnelley Financial and Us After the Separation	Following the Separation, we will be a public company and RRD may retain up to a 20% continuing stock ownership interest in us. Prior to the Separation, we, Donnelley Financial and RRD intend to enter into several agreements related to the Separation and Distribution, which will govern the relationship between RRD, Donnelley Financial and us up to and after completion of the Separation and allocate between RRD, Donnelley Financial and us various assets, liabilities, rights and obligations. These agreements include:

•	a separation and distribution agreement (the Separation and Distribution Agreement) for the purpose of accomplishing the distribution of our common stock and the distribution of Donnelley Financial’s common stock to RRD’s common stockholders. This agreement also will govern our relationships with RRD and Donnelley Financial with respect to pre-Separation matters and provide for the allocation of employee benefit, litigation and other liabilities and obligations attributable to periods prior to the Separation. The Separation and Distribution Agreement will include an agreement that we, RRD and Donnelley Financial agree to provide each other with appropriate indemnities with respect to liabilities arising out of the businesses being distributed and retained by RRD in the Separation. The Separation and Distribution Agreement will also address employee compensation and benefits matters;

•	one or more agreements that will provide for the receipt and provision of certain transition services for up to 24 months following the Separation (the Transition Services Agreements);

•	a Tax Disaffiliation Agreement that will allocate responsibility for taxes between us and RRD and include indemnification rights with respect to tax matters and restrictions to preserve the tax-free status of the Separation;

•	a Patent Assignment and License Agreement, a Trademark Assignment and License Agreement, a Data Assignment and License Agreement and a Trade Secret License Agreement, in each case, that will provide for ownership, licensing and other arrangements to facilitate RRD’s, Donnelley Financial’s and our ongoing use of intellectual property, as applicable;

•	we also will be party to other commercial arrangements with RRD and its subsidiaries and with Donnelley Financial and its subsidiaries. See “Certain Relationships and Related Party Transactions;” and

•	to the extent RRD retains any of our common stock following the Distribution, a Stockholder and Registration Rights Agreement with RRD relating to any shares of our common stock it retains.

See “Certain Relationships and Related Party Transactions—Certain Relationships and Potential Conflicts of Interest—Related Party Transaction Approval Policy” for a discussion of the policies that will be in place for dealing with potential conflicts of interest that may arise from our ongoing relationship with RRD and Donnelley Financial.

Conditions to the Distribution	The Distribution is subject to the satisfaction of the following conditions or the RRD Board’s waiver of the following conditions:

•	the RRD Board will, in its sole and absolute discretion, have authorized and approved (i) the Internal Reorganization described under “Certain Relationships and Related Party Transactions—Separation Transactions—Separation and Distribution Agreement,” (ii) any other transfers of assets and assumptions of liabilities contemplated by the Separation and Distribution Agreement and any related agreements and (iii) the Distribution, and will not have withdrawn that authorization and approval;

•	the RRD Board will have declared the distribution of at least 80% of the outstanding shares of our common stock to RRD’s stockholders;

•	the U.S. Securities and Exchange Commission, or the SEC, will have declared our registration statement on Form 10, of which this Information Statement is a part, effective under the Securities Exchange Act of 1934, as amended (the Exchange Act), no stop order suspending the effectiveness of the registration statement will be in effect, and no proceedings for that purpose will be pending before or threatened by the SEC;

•	the applicable Canadian securities regulatory authorities will have issued (including having been deemed to have issued) a final receipt in connection with the filing of a prospectus prepared in accordance with applicable Canadian securities laws as required to qualify the distribution of LSC common stock to RRD’s Canadian stockholders, and no order, ruling or determination having the effect of prohibiting, ceasing or suspending the distribution or trading of the LSC common stock will have been issued by any securities regulatory authority in Canada and no proceedings for that purpose will have been instituted or threatened by any securities regulatory authority in Canada;

•	NYSE or another national securities exchange in the U.S. approved by the RRD Board will have accepted our common stock for listing, subject to official notice of issuance;

•	the Internal Reorganization will have been completed;

•

RRD shall have received (i) a private letter ruling from the Internal Revenue Service satisfactory to the RRD Board regarding certain U.S. federal income tax matters relating to the Distribution and related transactions (which it has received) and (ii) an opinion of Sullivan & Cromwell LLP, in form and substance satisfactory to the RRD Board, regarding the U.S. federal income tax treatment of the Distribution and certain related transactions (which it expects to receive prior to the Distribution);

•	no order, injunction or decree that would prevent the consummation of the Distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction, no other legal restraint or prohibition preventing the consummation of the Distribution will be in effect, and no other event outside the control of RRD will have occurred or failed to occur that prevents the consummation of the Distribution;

•	no other events or developments will have occurred prior to the Distribution that, in the judgment of the RRD Board, would result in the Distribution having a material adverse effect on RRD or its stockholders;

•	to the extent applicable, RRD, Donnelley Financial and we will have executed and delivered the Separation and Distribution Agreement, the Stockholder and Registration Rights Agreement, the Tax Disaffiliation Agreement, the Patent Assignment and License Agreement, the Trademark Assignment and License Agreement, the Data Assignment and License Agreement, the Trade Secret License Agreement, the Transition Services Agreements, all other ancillary agreements related to the Separation and certain commercial arrangements;

•	our existing directors will have duly appointed to the LSC board of directors, or the Board, the individuals listed as members of our Board, post-Distribution, in this Information Statement, and those individuals will become members of our Board in connection with the Distribution;

•	each individual who will be an employee of RRD or Donnelley Financial after the Distribution and who is a director or officer of LSC will have resigned or been removed from the directorship and/or office held by that person, effective no later than immediately prior to the Distribution; and

•	immediately prior to the Distribution, our amended and restated certificate of incorporation, or our Certificate of Incorporation, and amended and restated by-laws, or our By-laws, each in substantially the form filed as an exhibit to the registration statement on Form 10 of which this Information Statement is a part, will be in effect.

The fulfillment of the above conditions will not create any obligation on RRD’s part to effect the Separation or the Distribution. The distribution of LSC common stock is not conditioned upon the distribution of Donnelley Financial common stock, nor will the distribution of Donnelley Financial common stock be conditioned upon the Distribution of our common stock. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than NYSE approval for listing of our common stock and the SEC’s declaration of the effectiveness of the registration statement, and the applicable Canadian securities regulatory authorities’ issuance of a final receipt in connection with the filing of a prospectus, in connection with the Distribution. RRD has the right not to complete the Separation or the Distribution if, at any time, the RRD Board determines, in its sole and absolute discretion, that the Separation or the Distribution is not in the best interests of RRD or its stockholders or is otherwise not advisable.

Post-Distribution Dividend Policy	Following the Distribution, the timing, declaration, amount and payment of any future dividends to LSC stockholders will fall within the discretion of our Board. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock” and “Dividend Policy.”

Risk Factors	Stockholders should carefully consider the matters discussed under “Risk Factors.”

SUMMARY HISTORICAL COMBINED FINANCIAL DATA

The following table presents LSC Communications’ selected historical combined financial data. The selected historical combined statements of operations data for the years ended December 31, 2015, 2014 and 2013 and the selected combined balance sheet data as of December 31, 2015 and 2014 are derived from its audited combined financial statements. The selected historical condensed combined statements of operations data for the six months ended June 30, 2016 and 2015 and the selected condensed combined balance sheet data as of June 30, 2016 are derived from its unaudited condensed combined financial statements. This financial information is included within the “Index to Combined Financial Statements” section of this Information Statement. The selected historical combined statements of operations data for the years ended December 31, 2012 and 2011 and the selected combined balance sheet data as of June 30, 2015 and December 31, 2013, 2012 and 2011 are derived from LSC Communications’ unaudited combined financial statements that are not included in this Information Statement. The unaudited combined financial statement data has been prepared on a basis consistent with LSC Communications’ audited combined financial statements.

The selected historical combined financial data includes certain expenses of RRD that were allocated to LSC Communications for certain corporate functions, including healthcare and pension, general corporate expenses related to information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. These costs may not be representative of the future costs LSC Communications may incur as an independent, publicly traded company. In addition, LSC Communications’ historical combined financial information does not reflect changes that LSC Communications expects to experience in the future as a result of LSC Communications’ separation from RRD, including changes in LSC Communications’ cost structure, personnel needs, tax structure, financing and business operations. Accordingly, these historical results should not be relied upon as an indicator of LSC Communications’ future performance.

The historical combined financial statements do not reflect the allocation of certain net liabilities between LSC Communications and RRD as shown under “Unaudited Pro Forma Combined Financial Information” in this Information Statement. As a result, the combined financial information included herein may not completely reflect LSC Communications’ financial position, results of operations and cash flows in the future or what its financial position, results of operation and cash flows would have been had LSC Communications been an independent, publicly traded company during the periods presented.

For a better understanding, this section should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Unaudited Pro Forma Combined Financial Information” and accompanying notes included elsewhere in this Information Statement.

	Six Months Ended June 30,		Year Ended December 31,
(in millions)	2016	2015	2015	2014	2013	2012	2011
Combined Statements of Operations Data:
Net sales	$1,786.1	$1,739.9	$3,742.9	$3,853.4	$3,741.0	$3,878.5	$4,167.1
Net earnings (loss)	59.0	20.9	73.6	58.0	94.5	(645.8)	208.9

Combined Balance Sheet Data:
Total assets	1,904.2	2,128.2	2,011.1	1,869.1	2,035.0	2,198.2	3,315.9

Reflects results of acquired businesses from the relevant acquisition dates. See Note 2, Business Combinations to the Condensed Combined Financial Statements and Note 3, Business Combinations to the Combined Financial Statements for details on acquisitions.

Includes the following significant items:

•	For the six months ended June 30, 2016: Pre-tax restructuring, impairment and other charges of $8.0 million ($5.1 million after-tax); pre-tax charge of $0.5 million ($0.3 million after-tax) for lump-sum pension settlement payments;

•	For the six months ended June 30, 2015: Pre-tax restructuring, impairment and other charges of $27.0 million ($15.3 million after-tax); pre-tax charges of $13.6 million for acquisition-related expenses ($12.9 million after-tax), pre-tax charges of $3.2 million ($2.0 million after-tax) for inventory purchase accounting adjustments for Courier;

•	For 2015: Pre-tax restructuring, impairment and other charges of $56.5 million ($38.9 million after-tax), pre-tax charges of $13.8 million for acquisition-related expenses ($13.1 million after-tax), pre-tax charges of $10.8 million ($6.9 after-tax) for inventory purchase accounting adjustments for Courier, tax expense of $6.0 million was recorded due to the receipt of an unfavorable court decision related to payment of prior year taxes in an international jurisdiction;

•	For 2014: Pre-tax restructuring, impairment and other charges of $131.5 million ($100.3 million after-tax), pre-tax gain of $9.5 million ($9.5 million after-tax) related to the acquisition of Esselte, pre-tax charges of $2.2 million ($1.4 million after-tax) for inventory purchase accounting adjustments for Esselte, pre-tax charges of $1.4 million ($0.9 million after-tax) for acquisition-related expenses;

•	For 2013: Pre-tax restructuring, impairment and other charges of $79.3 million ($50.5 million after-tax), $2.5 million pre-tax impairment loss ($1.6 million after-tax) on an equity investment, and pre-tax charges of $1.0 million ($0.7 million after-tax) for acquisition-related expenses;

•	For 2012: Pre-tax restructuring, impairment and other charges of $883.7 million ($819.7 million after-tax); and

•	For 2011: Pre-tax restructuring, impairment and other charges of $55.2 million ($35.7 million after-tax).

Non-GAAP Measures

The Company believes that certain non-GAAP measures, such as Non-GAAP adjusted EBITDA, provide useful information about the Company’s operating results and enhance the overall ability to assess the Company’s financial performance. The Company uses these measures, together with other measures of performance under GAAP, to compare the relative performance of operations in planning, budgeting and reviewing the performance of its business. Non-GAAP adjusted EBITDA allows investors to make a more meaningful comparison between the Company’s core business operating results over different periods of time. The Company believes that Non-GAAP adjusted EBITDA, when viewed with the Company’s results under GAAP and the accompanying reconciliations, provides useful information about the Company’s business without regard to potential distortions. By eliminating potential differences in results of operations between periods caused by factors such as depreciation and amortization methods, historic cost and age of assets, financing and capital structures, taxation positions or regimes, restructuring, impairment and other charges and gain or loss on certain equity investments and asset sales, the Company believes that Non-GAAP adjusted EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated.

Non-GAAP adjusted EBITDA excludes restructuring, impairment and other charges-net, a pension settlement charge related to the Esselte plan, acquisition-related expenses, purchase accounting inventory adjustments, a gain on bargain purchase related to the acquisition of Esselte and a loss on an equity investment. A reconciliation of GAAP net earnings to Non-GAAP adjusted EBITDA for six months ended June 30, 2016 and 2015 and for the years ended December 31, 2015, 2014 and 2013 for these adjustments is presented in the following table:

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2016	2015	2015	2014	2013
Net earnings	$59.0	$20.9	$73.6	$58.0	$94.5
Restructuring, impairment and other charges-net	8.0	27.0	56.5	131.5	79.3
Pension Settlement	0.5	—	—	—	—
Acquisition-related expenses	—	13.6	13.8	1.4	1.0
Purchase accounting inventory adjustments	—	3.2	10.8	2.2	—
Gain on bargain purchase	—	—	—	(9.5)	—
Loss on equity investment	—	—	—	—	2.5
Depreciation and amortization	89.1	86.1	181.4	182.0	193.7
Interest income-net	(0.8)	(1.6)	(2.5)	(3.9)	(3.8)
Income tax expense	32.2	13.5	63.9	30.2	42.1

Non-GAAP adjusted EBITDA	$188.0	$162.7	$397.5	$391.9	$409.3

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND THE DISTRIBUTION

Q:	What is the Separation?

A:	The Separation is a series of transactions by RRD which will result in three independent companies by spinning off our Company, a publishing and retail-centric print services and office products company, which is referred to as LSC, and a financial communications and data services company, which is referred to as Donnelley Financial. On [●], 2016, the spun-off companies, LSC and Donnelley Financial, will become separate public companies. RRD will continue as a global, customized multichannel communications management provider. In particular:

•	Our Company, LSC, is expected to consist of:

•	substantially all of RRD’s current Publishing and Retail Services segment as well as the office products reporting unit from RRD’s Variable Print segment;

•	certain publishing and e-book services currently within the digital and creative solutions reporting unit of RRD’s Strategic Services segment;

•	substantially all of the operations currently within the Europe reporting unit of RRD’s International segment;

•	certain Mexican operations currently within the Latin America reporting unit of RRD’s International segment; and

•	the co-mail and related list services operations currently within the logistics reporting unit of RRD’s Strategic Services segment.

•	Donnelley Financial is expected to consist of RRD’s current financial reporting unit of RRD’s Strategic Services segment.

•	RRD is expected to consist of:

•	its current Variable Print segment except for the office products reporting unit that will become part of LSC Communications;

•	the logistics reporting unit within its current Strategic Services segment, except for the operations that will become part of LSC Communications;

•	the sourcing and digital and creative solutions reporting units within its current Strategic Services segment, except for the operations that will become part of LSC Communications; and

•	its current International segment, except for substantially all of the Europe reporting unit and certain Mexican operations that will become part of LSC Communications.

Q:	What is the Distribution?

A:	The Distribution is the method by which RRD will distribute to its stockholders at least 80% of the shares of our common stock. We will be a separate company from RRD, and RRD may retain up to 20% ownership interest in us. The number of shares of RRD common stock you own will not change as a result of the Distribution.

Q:	What is being distributed in the Distribution?

A:	Approximately [●] million shares of LSC common stock will be distributed in the Distribution, based upon the number of shares of RRD common stock issued and outstanding on [●], 2016. The shares of our common stock to be distributed by RRD will constitute at least 80% of the issued and outstanding shares of our common stock immediately after the Distribution. For more information on the shares being distributed in the Distribution, see “Description of Capital Stock—Description of Common Stock.” There will be a separate distribution of Donnelley Financial common stock to stockholders of RRD.

Q:	What will I receive in the Distribution?

A:	Holders of RRD common stock will receive a distribution of [●] share(s) of our common stock for every [●] share(s) of RRD common stock held by them on the record date, before giving effect to a reverse stock split by RRD in which holders of RRD common stock will receive one share of RRD common stock for every three shares of RRD common stock held prior to the reverse stock split, which reverse stock split is expected to occur after the Distribution of our common stock. RRD expects to retain up to a 20% continuing ownership interest in us. For a more detailed description, see “The Separation and the Distribution.”

Q:	What is the record date for the Distribution?

A:	Record ownership will be determined as of the close of business, Eastern time, on [●], 2016, or the record date. The person in whose name shares of RRD common stock are registered at the close of business on the record date is the person to whom shares of LSC’s common stock will be issued in the Distribution. As described below, RRD common stock will not trade on an ex-dividend basis with respect to our common stock and, as a result, if a record holder of RRD common stock sells those shares after the record date and on or prior to the Distribution Date, the seller will be obligated to deliver to the purchaser the shares of our common stock that are issued in respect of the transferred RRD common stock.

Q:	Where can I find more information about Donnelley Financial and the distribution of Donnelley Financial common stock?

A:	As a stockholder of RRD, you will receive a separate information statement describing the spin-off of RRD’s financial communications and data services company, Donnelley Financial. That information statement will describe the business and financial condition of Donnelley Financial. This Information Statement relates only to the distribution of LSC’s common stock to RRD’s stockholders.

Q:	When will the Separation and the Distribution occur?

A:	We expect that shares of our common stock will be distributed by the distribution agent, on behalf of RRD, effective at 12:01 a.m. Eastern Time on [●], 2016, or the Distribution Date. Various steps of the Separation will occur prior to the Distribution, which is the final step of the Separation.

Q:	What will the relationship between RRD, Donnelley Financial and us be following the Separation?

A:

Following the Separation, we will be a public company, Donnelley Financial will be a public company and RRD will be a public company. RRD expects to retain up to a 20% continuing stock ownership interest in each of Donnelley Financial and us. In connection with the Separation, we, RRD and Donnelley Financial will enter into a Separation and Distribution Agreement and several other agreements for the purpose of accomplishing the Separation, including the Distribution of our common stock to RRD’s common stockholders. These agreements also will govern our relationship with RRD and Donnelley Financial with respect to pre-Separation matters and provide for the allocation of employee benefit, tax, litigation and other liabilities and obligations attributable to periods prior to the Separation. The Separation and Distribution Agreement will provide that we, RRD and Donnelley Financial agree to provide each other with appropriate indemnities with respect to liabilities arising out of the businesses being distributed and retained by RRD. See “Certain Relationships and Related Party Transactions.” These agreements will also include arrangements with respect to transition services under Transition Services Agreements and a number of agreements with respect to ongoing commercial relationships. To the extent RRD retains any of our common stock following the Distribution we will also enter into a Stockholder and Registration Rights Agreement with RRD pursuant to which, among other things, we will agree that, upon the request of RRD, we will use our reasonable best efforts to effect the registration, under applicable securities laws, of any shares of common stock retained by RRD. We will also enter into a Tax Disaffiliation Agreement, a Patent Assignment and License Agreement, a Trademark Assignment and License Agreement, a Data Assignment and License Agreement and a Trade Secret License Agreement. We describe these agreements in more detail under “Certain Relationships and Related Party Transactions—Separation Transactions” included elsewhere in this Information Statement.

Q:	What does RRD intend to do with any shares of LSC common stock that it retains?

A:	RRD will dispose of any of the LSC common stock that it retains after the Distribution within the 12-month period following the Distribution. Such disposition could include one or more subsequent exchanges of LSC common stock for debt of RRD, or otherwise using the common stock to satisfy RRD’s outstanding obligations.

Q:	How will RRD vote any shares of LSC common stock that it retains?

A:	RRD will agree to vote any shares of LSC common stock that it retains in proportion to the votes cast by LSC’s other stockholders and to grant LSC a proxy with respect to such shares. For additional information see “Certain Relationships and Related-Party Transactions—Separation Transactions—Stockholder and Registration Rights Agreement,” included elsewhere in this Information Statement.

Q:	What do I have to do to participate in the Distribution?

A:	No action is required on your part and no stockholder vote is required in order to effect the Separation or Distribution. Stockholders of RRD on the record date for the Distribution are not required to pay any cash or deliver any other consideration, including any shares of RRD common stock, for the shares of our common stock to be distributed to them in the Distribution. You are not being asked to vote on any matter at this time, nor is any proxy being solicited from you in connection with the Separation or Distribution.

Q:	If I sell, on or before the Distribution Date, shares of RRD common stock that I held on the record date for the Distribution, am I still entitled to receive shares of LSC common stock distributable with respect to such shares of RRD common stock?

A:	No. No ex-dividend market will be established for our common stock until the first trading day following the Distribution Date. Therefore, if you own shares of RRD common stock on the record date and thereafter sell those shares on or prior to the Distribution Date, you will also be selling the shares of our common stock that would have been distributed to you in the Distribution with respect to the shares of RRD common stock you sell. Conversely, a person who purchases shares of RRD common stock after the record date and on or prior to the Distribution Date will be entitled to receive from the seller of those shares the shares of our common stock issued in the Distribution with respect to the transferred RRD common stock.

Q:	How will fractional shares be treated in the Distribution?

A:	If you would be entitled to receive a fractional share of our common stock in the Distribution, you will instead receive a cash payment. See “The Separation and the Distribution—Manner of Effecting the Distribution” for an explanation of how the cash payments will be determined.

Q:	How will RRD distribute shares of LSC common stock to me?

A:	Holders of shares of RRD common stock on the record date will receive shares of our common stock in book-entry form. See “The Separation and the Distribution—Manner of Effecting the Distribution” for a more detailed explanation.

Q:	What is the reason for the Separation?

A:	The RRD Board believes that the creation of these three independent businesses, RRD, LSC and Donnelley Financial, will deliver the following strategic and financial benefits:

•	allows each business to focus on its distinct strategic priorities, driving opportunities to accelerate growth and enhance long-term value;

•	provides each business with an independent equity structure that will afford it direct access to the capital markets and facilitate the ability of each company to capitalize on its growth opportunities and effect future acquisitions;

•	facilitates incentive compensation arrangements for employees of each business more directly tied to the performance of the relevant company’s business and may enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives;

•	allows investors to separately value each business based on their unique investment identities, including the merits, performance and future prospects of their respective businesses. The Separation will also provide investors with three distinct and targeted investment opportunities;

•	gives greater flexibility to execute tailored business strategies and compete in evolving markets;

•	permits even more focused brand strategy to support each business’s marketing plan;

•	provides tailored capital structures reflective of each business’s financial and growth profiles; and

•	enables each business to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business in a time and manner appropriate for its distinct strategy and business needs and facilitate a more efficient allocation of capital.

Q:	Does LSC intend to incur indebtedness in connection with the Separation?

A:	In connection with the Separation, LSC intends to incur debt and distribute the net proceeds to RRD. To effect this distribution, we currently expect to incur approximately $825 million of debt through a combination of either or both, senior notes and term loans. In addition, we intend to enter into a revolving credit facility to be used for general corporate purposes, including working capital needs, acquisitions and letters of credit.

Q:	What are the federal income tax consequences to me of the Distribution?

A:

It is a condition to the Distribution that RRD receive (i) a private letter ruling from the IRS satisfactory to the RRD Board regarding certain U.S. federal income tax matters relating to the Distribution and related transactions and (ii) an opinion of Sullivan & Cromwell LLP, in form and substance satisfactory to the RRD Board, regarding the U.S. federal income tax treatment of the Distribution and certain related transactions, as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Assuming that the Distribution, together with certain related transactions, so qualifies for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of LSC common stock pursuant to the Distribution. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of fractional shares of LSC common stock. The opinion and the private letter ruling will rely on factual representations and reasonable assumptions, which if incorrect or inaccurate may jeopardize the ability to rely on such opinion and private letter ruling. RRD has received the private letter ruling from the IRS, and expects to receive the opinion of Sullivan & Cromwell LLP prior to the Distribution. The opinion will not be binding on the IRS or the courts. You should consult your own tax advisor as to the particular consequences of the Distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as any foreign tax laws. For more information regarding the material U.S. federal income tax consequences of the Distribution, see the section entitled “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

Q:	Does LSC intend to pay cash dividends?

A:	Following the Separation, the timing, declaration, amount and payment of any future dividends to LSC stockholders will fall within the discretion of our Board. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock” and “Dividend Policy.”

Q:	How will LSC common stock trade?

A:	There is not currently a public market for our common stock. We will apply to list our common stock on NYSE under the symbol “LKSD”. It is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the effective date of the Distribution or the first trading day thereafter if such date is not a trading day, when-issued trading in respect of our common stock will end and regular-way trading will begin.

Q:	Will the Separation and Distribution affect the trading price of my RRD common stock?

A:	Yes. After the Separation and Distribution, the trading price of RRD common stock may be lower than the trading price of the RRD common stock immediately prior to the Separation and Distribution. Moreover, until the market has evaluated the operations of RRD without the operations of its publishing and retail-centric print services and office products businesses, which will be operated by us following the Distribution, and its financial communications and data services business, which will be operated by Donnelley Financial following the Separation, the trading price of RRD common stock may fluctuate significantly. RRD believes that the Separation offers its stockholders the greatest long-term value. However, the combined trading prices of RRD common stock, Donnelley Financial common stock and LSC common stock after the Separation may be lower than the trading price of RRD common stock prior to the Separation. See “Risk Factors,” beginning on page 20.

Q:	Do I have appraisal rights?

A:	No. Holders of RRD common stock are not entitled to appraisal rights in connection with the Distribution.

Q:	Who is the transfer agent for LSC common stock?

A:	Computershare Trust Company, N.A.

Q:	Where can I get more information?

A:	If you have questions relating to the mechanics of the Distribution, you should contact the distribution agent:

Computershare Trust Company, N.A.

Toll Free Number: 1-800-446-2617

International Telephone Number: 1-781-575-2879

Overnight Mail Delivery:

Computershare

211 Quality Circle, Suite 210

College Station, Texas 77845

Regular Mail Delivery:

Computershare

P.O. BOX 30170

College Station, Texas 77842

Before the Distribution, if you have questions relating to the Distribution, you should contact:

R. R. Donnelley & Sons Company

Investor Relations Department

35 West Wacker Drive, Chicago, Illinois 60601

Telephone: 1-800-742-4455

Website: www.investor.rrd.com

After the Distribution, if you have questions relating to LSC, you should contact:

LSC Communications, Inc.

Investor Relations Department

35 West Wacker Drive, Chicago, Illinois 60601

Telephone: [●]

Website: [●]

RISK FACTORS

You should carefully consider the following risk factors and all the other information contained in this Information Statement in evaluating us and our common stock.

Risks Relating to Our Business

The highly competitive market for our products and industry fragmentation may continue to create adverse price pressures.

The markets for the majority of our product categories are highly fragmented and we have a large number of competitors. Management believes that excess capacity in our markets, as well as increasing consolidation of our customer base has caused downward price pressure for our products and that this trend is likely to continue. In addition, consolidation in the markets in which we compete may increase competitive price pressures due to competitors lowering prices as a result of synergies achieved.

We may be unable to improve our operating efficiency rapidly enough to meet market conditions.

Because the markets in which we compete are highly competitive, we must continue to improve our operating efficiency in order to maintain or improve our profitability. There is no assurance that we will be able to do so in the future. In addition, the need to reduce ongoing operating costs may result in significant up-front costs to reduce workforce, close or consolidate facilities, or upgrade equipment and technology, which could negatively impact our results of operations, financial position and cash flow.

The substitution of electronic delivery for printed materials may continue to adversely affect our businesses.

Electronic delivery of documents and data, including the online distribution and hosting of media content, offer alternatives to traditional delivery of print materials. Consumers continue to accept electronic substitution in directory printing and are replacing traditional reading of print materials with online, hosted media content or e-reading devices. The extent to which consumers will continue to accept electronic delivery is uncertain and it is difficult to predict future rates of acceptance of these alternatives. Electronic delivery has negatively impacted some of our products, such as directories and books. Digital technologies have also impacted printed magazines, as some advertising spending has started transitioning from print to electronic media. To the extent that consumers and customers continue to accept these alternatives, our results of operations, financial position and cash flow could be negatively impacted.

Global market and economic conditions, as well as the effects of these conditions on our customers’ businesses, could adversely affect us, as the financial condition of our customers may deteriorate.

Global economic conditions affect our customers’ businesses and the markets they serve. Because a significant part of our business relies on advertising spending, which is driven in part by economic conditions and consumer spending, a prolonged downturn in the global economy and an uncertain economic outlook could further reduce the demand for the printing and related services that we provide. Delays or reductions in customers’ spending would have an adverse effect on demand for our products and services, which could be material, and consequently could negatively impact our results of operations, financial position and cash flow. Economic weakness and constrained advertising spending may result in decreased net sales, operating margin, earnings and growth rates and difficulty in managing inventory levels and collecting accounts receivable. Our exposure to industries experiencing financial difficulties and certain financially troubled customers could negatively impact our results of operations, financial position and cash flow. Further, a lack of liquidity in the capital markets or a sustained period of unfavorable economic conditions could increase our exposure to credit risks of our customers and result in increases in bad debt write-offs and allowances for doubtful accounts receivable. We may experience operating margin declines, reflecting the effect of items such as competitive price pressures, inventory write-downs, cost increases for wages and materials, and increases in pension and other post-retirement benefits plan funding requirements. Economic downturns may also result in restructuring actions and associated expenses and impairment of long-lived assets, including goodwill and other intangibles. Uncertainty about future economic conditions makes it difficult for us to forecast operating results and to make decisions about future investments.

For instance, in June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last up to two years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have an adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could negatively impact our results of operations, financial positions and cash flow.

Following the Distribution, we will no longer operate as part of a globally diversified printing company and therefore may be more vulnerable to adverse events and trends affecting our business segments.

Following the Distribution, our business will focus on the print and print-related services business and office products businesses of RRD, which historically have been more concentrated in North America, and to a lesser extent, Europe. As a globally diversified printing company, RRD has historically been insulated against adverse events and trends in any particular region or with respect to any particular business line. After separating from RRD, however, we may be more susceptible to economic climate, consumer trends, market fluctuations, including commodity price fluctuations or supply shortages for certain of our raw materials, adverse regulations, and other adverse events that are specific to North America and Europe or one of our business segments. For instance, the concentration of our operations in North America may increase the likelihood that an adverse event in North America could negatively impact our results of operations, financial position and cash flow. Further, we will be more susceptible to the risks inherent in our office products business.

As part of RRD, we currently receive favorable terms and prices from existing third-party vendors that we source products and services from based on the full purchasing power of RRD. Following the Distribution, we will be a smaller company and may experience increased costs resulting from a decrease in purchasing power.

Prior to the Distribution, we have been able to take advantage of RRD’s size and purchasing power in sourcing products and services from third-party vendors. Following the Distribution, we will be a smaller company and are unlikely to have the same purchasing power that we had as part of RRD. Although we are seeking to expand our direct purchasing relationships with many of our most important third-party vendors, we may be unable to obtain products and services at prices and on terms as favorable as those available to us prior to the Distribution, which could negatively impact our results of operations, financial positions and cash flow.

Adverse credit market conditions may limit our ability to obtain future financing.

We expect to put in place an appropriate capital structure in connection with the Distribution. Following that time, we may, from time to time, depend on access to credit markets. Uncertainty and volatility in global financial markets may cause financial markets institutions to fail or may cause lenders to hoard capital and reduce lending. As a result, we may not obtain financing on terms and conditions that are favorable to us, or at all.

Our business is subject to risks associated with seasonality, which could negatively impact our results of operations, financial position and cash flow.

Our sales and cash flows are affected by seasonality, as print demand is affected by advertising and consumer spending trends. Historically, demand for printing of magazines, catalogs, retail inserts, books and office products is higher in the second half of the year, driven by increased advertising pages within magazines, holiday volume in catalogs and retail inserts, and back-to-school demand in books and office products. These typical seasonal patterns can be impacted by overall trends in the U.S. and world economy. For these reasons, sequential quarterly comparisons are not a good indication of our performance or how we may perform in the future. If we are unable to obtain access to financing sources to fund our working capital needs or if seasonal fluctuations are greater than anticipated, there could negatively impact our results of operations, financial position and cash flow.

Fluctuations in the costs and availability of paper, ink, energy and other raw materials may adversely impact us.

Purchases of paper, ink, energy and other raw materials represent a large portion of our costs. Increases in the costs of these inputs may increase our costs, and we may not be able to pass these increased costs on to customers through higher prices. In addition, we may not be able to resell waste paper and other print-related by-products or may be adversely impacted by decreases in the prices for these by-products. Increases in the cost of materials may adversely impact customers’ demand for our printing and related services to the extent we pass along the costs to our customers.

We may be adversely affected by a decline in the availability of raw materials.

We are dependent on the availability of paper, ink and other raw materials to support our operations. Unforeseen developments in these markets could result in a decrease in the supply of paper, ink or other raw materials and could cause a decline in our net sales.

We rely on a key supplier for ink and if such supplier breaches or is unable to perform certain obligations under our arrangement with them, we may be unable to procure comparable supply from another supplier in a timely fashion, or when we are able to procure such supply, such supply may be on worse terms.

A significant portion of our ink comes from a single supplier pursuant to a multi-year supply agreement. The ink industry has faced significant challenges in recent years, as the demand for ink has declined while the costs of raw materials used to manufacture ink have fluctuated. We rely on this ink supplier to meet a significant portion of our ink needs, and have negotiated a contract that provides us with favorable terms and certain contingencies from supply disruption. A disruption in the supply of ink from this supplier, either from natural disaster, financial bankruptcy or other supply interruption, may require us to purchase a significant amount of ink from other suppliers or assume the production ourselves, which in either case, may be on worse terms and slow our production, either of which could have a negative impact on our financial condition, results of operations or cash flow.

We have in the past acquired and intend in the future to acquire other businesses, and we may be unable to successfully integrate the operations of these businesses and may not achieve the cost savings and increased net sales anticipated as a result of these acquisitions.

Achieving the anticipated benefits of acquisitions will depend in part upon our ability to integrate these businesses in an efficient and effective manner. The integration of companies that have previously operated independently may result in significant challenges, and we may be unable to accomplish the integration smoothly or successfully. In particular, the coordination of geographically dispersed organizations with differences in corporate cultures and management philosophies may increase the difficulties of integration. The integration of acquired businesses may also require the dedication of significant management resources, which may temporarily distract management’s attention from the day-to-day operations of the Company. In addition, the process of integrating operations may cause an interruption of, or loss of momentum in, the activities of one or more of the

Company’s businesses and the loss of key personnel from the Company or the acquired businesses. Further, employee uncertainty and lack of focus during the integration process may disrupt the businesses of the Company or the acquired businesses. The Company’s strategy is, in part, predicated on the Company’s ability to realize cost savings and to increase net sales through the acquisition of businesses that add to the breadth and depth of the Company’s products and services. Achieving these cost savings and net sales increases is dependent upon a number of factors, many of which are beyond the Company’s control. In particular, the Company may not be able to realize the benefits of more comprehensive product and service offerings, anticipated integration of sales forces, asset rationalization and systems integration.

We may be subject to more intensive competition if our competitors pursue consolidations.

We currently have a large number of competitors in the markets in which we operate. We believe that selectively pursuing acquisitions is an important strategy for our business following the Separation from RRD. If our competitors are able to successfully combine with one another, and we are not successful with our own efforts to consolidate or adapt effectively to increased competition, the competitive landscape we face could be significantly altered. Such consolidation could create stronger competitors with greater financial resources and broader manufacturing and distribution capabilities than our own, and the resulting increase in competitive pressures could negatively impact our results of operations, financial position and cash flow.

Our business is dependent upon brand recognition and reputation, and the failure to maintain or enhance our brands or reputation would likely have an adverse effect on our business.

Our brand recognition, particularly in our Office Products segment, and reputation generally are important aspects of our business. Maintaining and further enhancing our brands and reputation will be important to retaining and attracting customers for our products. We also believe that the importance of our brand recognition and reputation for products will continue to increase as competition in the market for our products continues to increase. Our success in this area will be dependent on a wide range of factors, some of which are out of our control, including our ability to retain existing and obtain new customers and strategic partners, the quality and perceived value of our products, actions of our competitors, and positive or negative publicity. Our reputation also depends on the quality of our customer service, and if our customer service declines, our reputation may also decline. Damage to our reputation and loss of brand equity may reduce demand for our products and could negatively impact our results of operations, financial position and cash flow.

We may be unable to hire and retain talented employees, including management.

Our success depends, in part, on our general ability to attract, develop, motivate and retain highly skilled employees. The loss of a significant number of our employees or the inability to attract, hire, develop, train and retain additional skilled personnel could have a serious negative effect on our business. Various locations may encounter competition with other manufacturers for skilled labor. Many of these manufacturers may be able to offer significantly greater compensation and benefits or more attractive lifestyle choices than we offer. In addition, many members of our management have significant industry experience that is valuable to our competitors. We expect that our executive officers will have non-solicitation agreements contractually prohibiting them from soliciting our customers and employees for a specified period of time after they leave LSC. If one or more members of our senior management team leave and cannot be replaced with a suitable candidate quickly, we could experience difficulty in managing our business properly, which could negatively impact our results of operations, financial position and cash flow.

Catastrophic events may damage or destroy our factories, distribution centers or other facilities, which may disrupt our business.

Natural disasters, conflicts, wars, terrorist attacks, fires or other catastrophic events could cause damage or disruption to our factories, distribution centers or other facilities, which may adversely affect our ability to manage logistics, cause delays in the delivery of products and services to our customers, and create inefficiencies in our supply chain. An event of this nature could also prevent us from maintaining ongoing operations and from performing critical business functions. While we maintain backup systems and operate out of multiple facilities to reduce the potentially adverse effect of these types of events, a catastrophic event that results in the destruction of any of our major factories, distribution centers or other facilities could affect our ability to conduct normal business operations, which could negatively impact our results of operations, financial position and cash flow.

There are risks associated with operations outside the United States.

Net sales from our operations in geographic regions outside the United States accounted for approximately 12% of our consolidated net sales for the year ended December 31, 2015. As a result, we are subject to the risks inherent in conducting business outside the United States, including the impact of economic and political instability of those countries in which we operate. Our operations outside of the United States are primarily focused in Europe and Mexico. Our business in Europe has experienced a decline in profitability due to adverse economic conditions in Europe since the global financial crisis, which has affected the demand for print services in Europe. Security disruptions within the regions in Mexico in which we operate may interfere with operations, which could negatively impact our supply chain.

We are exposed to risks related to potential adverse changes in currency exchange rates.

We are exposed to market risks resulting from changes in the currency exchange rates of the currencies in the countries in which we do business. Although operating in local currencies may limit the impact of currency rate fluctuations on the operating results of our non-U.S. subsidiaries, fluctuations in such rates may affect the translation of these results into our consolidated financial statements. To the extent borrowings, sales, purchases, net sales and expenses or other transactions are not in the applicable local currency, we may enter into foreign currency spot and forward contracts to hedge the currency risk. Management cannot be sure, however, that our efforts at hedging will be successful, and such efforts could, in certain circumstances, lead to losses.

The trend of increasing costs to provide health care and other benefits to our employees and retirees may continue.

We provide health care and other benefits to both employees and retirees. For many years, costs for health care have increased more rapidly than general inflation in the U.S. economy. If this trend in health care costs continues, our cost to provide such benefits could increase, adversely impacting our profitability. Changes to health care regulations in the U.S. may also increase our cost of providing such benefits.

Changes in market conditions, changes in discount rates, or lower returns on assets may increase required pension and other post-retirement benefits plan contributions in future periods.

The funded status of our pension and other post-retirement benefits plans is dependent upon many factors, including returns on invested assets and the level of certain interest rates. As experienced in prior years, declines in the market value of the securities held by the plans coupled with historically low interest rates have substantially reduced, and in the future could further reduce, the funded status of the plans. These reductions may increase the level of expected required pension and other post-retirement benefits plan contributions in future years. Various conditions may lead to changes in the discount rates used to value the year-end benefit obligations of the plans, which could partially mitigate, or worsen, the effects of lower asset returns. If adverse conditions were to continue for an extended period of time, our costs and required cash contributions associated with pension and other post-retirement benefits plans may substantially increase in future periods.

A decline in our expected profitability or the expected profitability of our individual reporting units could result in the impairment of assets, including goodwill, other long-lived assets and deferred tax assets.

We hold goodwill, other long-lived assets and deferred tax assets on our balance sheet. A decline in expected profitability, particularly if there is a decline in the global economy, could call into question the recoverability of our related goodwill, other long-lived tangible and intangible assets or deferred tax assets and require the write-down or write-off of these assets or, in the case of deferred tax assets, recognition of a valuation allowance through a charge to income. Such an occurrence has had and could continue to have a negative impact on our results of operations and financial position.

Changes in postal rates, regulations and delivery systems may adversely impact demand for our products and services.

Postal costs are a significant component of many of our customers’ cost structure and postal rate changes can influence the number of pieces and types of mailings that our customers mail. On December 24, 2013, the Postal Regulatory Commission, or the PRC, approved the USPS Board of Governors’ request for an exigent price increase of 4.3%. This exigent rate increase was implemented in addition to a 1.7% rate increase, equal to the Consumer Price Index, or the CPI, for total price increases of 6%, on average, across all mail categories, effective January 26, 2014. On January 15, 2015, the USPS filed for a CPI rate increase of approximately 2%, which was approved by the PRC on May 7, 2015, and became effective May 31, 2015. The 4.3% exigency rate increase was eliminated by the USPS in April 2016. In addition, the USPS has incurred significant financial losses in recent years and may, as a result, implement significant changes to the breadth or frequency of its mail delivery. The USPS is continuing to pursue its previously announced plans to restructure its mail delivery network, including the closure of many post office facilities and a possible suspension of Saturday service. The impact to us of the USPS’s restructuring plans, many of which require legislative action, cannot currently be estimated. If implemented, such changes could impact customers’ ability or willingness to communicate by mail. Declines in print volumes mailed would have an adverse effect on our business.

We are subject to environmental regulation and environmental compliance expenditures, which could increase our costs and subject us to liabilities.

The conduct of our businesses is subject to various environmental laws and regulations administered by federal, state and local government agencies in the United States, as well as to foreign laws and regulations administered by government entities and agencies in markets in which we operate. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of political, economic or social events. Changes in laws, regulations or governmental policy and the related interpretations may alter the environment in which we do business and, therefore, may impact our results or increase our costs and liabilities.

Various laws and regulations addressing climate change are being considered at the federal and state levels. Proposals under consideration include limitations on the amount of greenhouse gas that can be emitted. The impacts of such proposals could negatively impact our results of operations, financial position and cash flow.

The competitiveness, success and growth of our business may depend on our ability to refurbish or replace our infrastructure, which could result in an increase in our capital expenditures and such capital expenditures could be substantial. We may be required to invest more in capital expenditures than we have done historically.

Capital expenditures, such as software upgrades or machinery replacements, may be necessary from time to time to preserve the competitiveness, success and growth of our business. The industry in which we operate is highly competitive and is expected to remain competitive. We may be required to invest amounts in capital expenditures that exceeds our recent spending levels to replace worn out or obsolete machinery or otherwise remain competitive. If cash from operations is insufficient to provide for needed levels of capital expenditures and we are unable to obtain funds for such purposes elsewhere, we may be unable to make necessary upgrades or repairs to our software and facilities. An increase in capital expenditures could affect our ability to compete effectively and could have a negative impact on our financial condition, results of operations or cash flow.

The failure to adapt to technological changes to address the changing demands of customers or the failure to implement new required processes or procedures in connection with the expansion of our products and services into new areas may adversely impact our business.

Many of the end markets in which our customers compete are experiencing changes due to technological progress and changes in consumer preferences. In order to remain competitive, we will need to continue to adapt to future changes in technology, enhance our existing offerings and introduce new offerings to address the changing demands of customers. If we are unable to continue to exploit new and existing technologies to distinguish our products and services from those of our competitors or adapt to new distribution methods, our business may be adversely affected.

Technological developments, changing demands of customers and the expansion of our products and services into new areas may require additional investment in new equipment and technologies, as well as the implementation of additional necessary or required compliance procedures and processes to which we are not currently subject. The development of such solutions may be costly and there is no assurance that these solutions will be accepted by customers. Furthermore, our compliance with new procedures and processes may increase our costs and, in the event we are unable to comply, may reduce our customers’ willingness to work with us. If we are unable to adapt to technological changes on a timely basis or at an acceptable cost, or if we cannot comply with these necessary or required procedures or processes, customers’ demand for our products and services may be adversely affected.

Our services depend on the reliability of computer systems maintained by us and our vendors and the ability to implement and maintain information technology and security measures to protect against security breaches and data leakage.

We depend on our information technology and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems, or a security breach or a data leak that compromises the confidential and sensitive information stored in those systems, could disrupt our business and adversely impact our ability to compete. These systems include systems that we own and operate, as well as those systems of our vendors.

Our systems allow us to share information that may be confidential in nature to our customers across our offices worldwide, which allows us to increase global reach for our customers. Such systems are susceptible to malfunctions and interruptions due to equipment damage, power outages and a range of other hardware, software and network problems. Those systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency. Our systems are also susceptible to breaches due to intentional employee misconduct. For any of these reasons, we may experience systems malfunctions or interruptions or leakage of confidential information. A significant or large-scale malfunction or interruption of any one of our computer or data processing systems, or the leakage of confidential information due to a malfunction or breach of our systems or employee misconduct, could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions, deliver products and safeguard our customers’ confidential information. A malfunction that results in a wider or sustained disruption to our business could negatively impact our results of operations, financial position and cash flow.

Risks Relating to the Separation and the Distribution

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our stock following the Distribution.

Prior to the Distribution, we will not have had any securities traded on any exchange and, as a result, have no trading history. We cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this Information Statement or for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions or negative developments for our customers, competitors or suppliers, as well as general economic and industry conditions.

The combined post-Separation value of RRD, LSC and Donnelley Financial shares may not equal or exceed the pre-Separation value of RRD shares.

After the Distribution, RRD common stock will continue to be publicly traded under the symbol “RRD”. We will apply to list LSC common stock on NYSE under the symbol “LKSD”, and Donnelley Financial is expected to apply to list its common stock on NYSE under the symbol “DFIN”. We cannot assure you that the combined trading prices of RRD common stock, LSC common stock and Donnelley Financial common stock after the Separation, as adjusted for any changes in the combined capitalization of these companies or any ownership interest in LSC or Donnelley Financial retained by RRD, and the reverse stock split RRD expects to effect after the Distribution, will be equal to or greater than the trading price of RRD common stock prior to the Separation. Until the market has fully evaluated the business of RRD without the business of LSC and Donnelley Financial, the price at which RRD common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated the business of LSC and Donnelley Financial, the price at which shares of LSC common stock and Donnelley Financial common stock, respectively, trade may fluctuate significantly.

Shares of LSC’s common stock are or will be eligible for future sale, and substantial sales of such shares may cause the price of LSC’s common stock to decline.

Any sales of substantial amounts of LSC’s common stock in the public market or the perception that such sales might occur, in connection with the Distribution or otherwise, may cause the market price of LSC’s common stock to decline. Upon completion of the Distribution, LSC expects that it will have an aggregate of approximately [●] shares of its common stock issued and outstanding based upon the number of shares of RRD common stock issued and outstanding on [●], 2016. These shares will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or (the Securities Act), unless the shares are owned by one of LSC’s “affiliates,” as that term is defined in Rule 405 under the Securities Act. LSC is unable to predict whether large amounts of its common stock will be sold in the open market following the Distribution. LSC is also unable to predict whether a sufficient number of buyers would be in the market at that time.

In connection with the Distribution, RRD may retain up to 20% of LSC’s total shares outstanding. RRD will dispose of any of the LSC common stock that it retains after the Distribution within the 12-month period following the Distribution. Such disposition could include one or more subsequent exchanges of LSC common stock for debt of RRD, or otherwise using the common stock to satisfy RRD’s outstanding obligations. To the extent RRD retains any of our common stock following the Distribution, RRD and LSC will enter into a Stockholder and Registration Rights Agreement wherein LSC will agree, upon the request of RRD, to use reasonable best efforts to effect a registration under applicable federal and state securities laws of any shares of LSC’s common stock retained by RRD. See “Certain Relationships and Related Party Transactions—Separation Transactions—Stockholder and Registration Rights Agreement” for additional information.

Dispositions of significant amounts of LSC’s common stock or the perception in the market that this will occur may result in the lowering of the market price of LSC’s common stock.

We may have a significant indemnity obligation to RRD if the Distribution is treated as a taxable transaction.

It is a condition to the Distribution that RRD receive (i) a private letter ruling from the IRS satisfactory to the RRD Board regarding certain U.S. federal income tax matters relating to the Distribution and related transactions and (ii) an opinion of Sullivan & Cromwell LLP, in form and substance satisfactory to the RRD Board, regarding the U.S. federal income tax treatment of the Distribution and certain related transactions as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Assuming that the Distribution, together with certain related transactions, so qualifies for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of LSC common stock pursuant to the Distribution. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of fractional shares of LSC common stock. RRD has received the private letter ruling from the IRS, and expects to receive the opinion of Sullivan & Cromwell LLP prior to the Distribution. The opinion and the private letter ruling will rely on factual representations and reasonable assumptions, which if incorrect or inaccurate may jeopardize the ability to rely on such opinion and private letter ruling. The opinion will not be binding on the IRS or the courts. You should consult your own tax advisor as to the particular consequences of the Distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as any foreign tax laws. For more information regarding the material U.S. federal income tax consequences of the Distribution, see the section entitled “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

If the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes, the receipt by RRD stockholders of our common stock would be a taxable distribution, and each U.S. holder that participated in the Distribution would recognize a taxable distribution as if the U.S. holder had received a distribution equal to the fair market value of our common stock that was distributed to it, which generally would be treated first as a taxable dividend to the extent of RRD’s earnings and profits, then as a non-taxable return of capital to the extent of each U.S. holder’s tax basis in its RRD common stock, and thereafter as capital gain with respect to any remaining value. It is expected that the amount of any such taxes to RRD stockholders would be substantial. See “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

We will enter into a Tax Disaffiliation Agreement with RRD, which will set out each party’s rights and obligations with respect to deficiencies and refunds, if any, of federal, state, local or foreign taxes and related matters, such as the filing of tax returns and the conduct of IRS and other audits. Pursuant to the Tax Disaffiliation Agreement, we will be required to indemnify RRD for losses and taxes of RRD resulting from the breach of certain covenants and for certain taxable gain recognized by RRD if the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes, including as a result of certain acquisitions of our stock or assets. If we are required to indemnify RRD under the circumstances set forth in the Tax Disaffiliation Agreement, we may be subject to substantial liabilities, which would materially adversely affect our financial position.

The tax rules applicable to the Distribution may restrict us from engaging in certain corporate transactions or from raising equity capital beyond certain thresholds for a period of time after the Distribution.

To preserve the tax-free treatment of the Distribution to RRD and its stockholders, under the Tax Disaffiliation Agreement with RRD, for the two-year period following the Distribution, we will be subject to restrictions with respect to:

•	taking any action that would result in our ceasing to be engaged in the active conduct of our business, with the result that we are not engaged in the active conduct of a trade or business within the meaning of certain provisions of the Code;

•	redeeming or otherwise repurchasing any of our outstanding stock, other than through certain stock purchases of widely held stock on the open market;

•	amending our Certificate of Incorporation (or other organizational documents) that would affect the relative voting rights of separate classes of our capital stock or would convert one class of our capital stock into another class of our capital stock;

•	liquidating or partially liquidating;

•	merging with any other corporation (other than in a transaction that does not affect the relative shareholding of our shareholders), selling or otherwise disposing of (other than in the ordinary course of business) our assets, or taking any other action or actions if such merger, sale, other disposition or other action or actions in the aggregate would have the effect that one or more persons acquire (or have the right to acquire), directly or indirectly, as part of a plan or series of related transactions, assets representing one-half or more our asset value;

•	taking any other action or actions that in the aggregate would have the effect that one or more persons acquire (or have the right to acquire), directly or indirectly, as part of a plan or series of related transactions, capital stock of ours possessing (i) at least 50% of the total combined voting power of all classes of stock or equity interests of ours entitled to vote, or (ii) at least 50% of the total value of shares of all classes of stock or of the total value of all equity interests of ours, other than an acquisition of our shares in the Distribution solely by reason of holding RRD common stock (but not including such an acquisition if such RRD common stock, before such acquisition, was itself acquired as part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares of our stock meeting the voting and value threshold tests listed previously in this bullet); and

•	taking any action that (or failing to take any action the omission of which) would be inconsistent with the Distribution qualifying as, or that would preclude the Distribution from qualifying as, a transaction that is generally tax-free to RRD and the holders of RRD common stock for U.S. federal income tax purposes.

These restrictions may limit our ability during such period to pursue strategic transactions of a certain magnitude that involve the issuance or acquisition of our stock or engage in new businesses or other transactions that might increase the value of our business. These restrictions may also limit our ability to raise significant amounts of cash through the issuance of stock, especially if our stock price were to suffer substantial declines, or through the sale of certain of our assets. For more information, see the sections entitled “The Separation and the Distribution—Material U.S. Federal Income Tax Consequences of the Distribution” and “Certain Relationships and Related Party Transactions—Separation Transactions—Tax Disaffiliation Agreement.”

We do not have an operating history as a public company.

In the past, our operations have been a part of RRD, and RRD provided us with various financial, operational and managerial resources for conducting our businesses. Following the Distribution, we will maintain our own credit and banking relationships and perform our own financial and operational functions. We cannot assure you that we will be able to successfully put in place the financial, operational and managerial resources necessary to operate as a public company or that we will be able to be profitable doing so.

Our historical and pro forma financial results included in our combined financial statements have been derived from consolidated financial statements and accounting records of RRD and may not be representative of our future results as a stand-alone financial company.

The historical and pro forma financial information we have included in this Information Statement has been derived from the consolidated financial statements and accounting records of RRD and does not necessarily reflect what our financial position, results of operations or cash flow would have been had we been a separate, stand-alone company during the periods presented. We did not operate as a separate, stand-alone company for the historical periods presented. The historical costs and expenses reflected in our historical combined financial statements and pro forma combined financial statements include an allocation for certain corporate functions historically provided by RRD, including general corporate expenses and employee benefits. These allocations were based on what we, Donnelley Financial and RRD considered to be reasonable reflections of the historical utilization levels of these services required in support of our business. The historical information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future. Our pro forma financial information set forth under “Unaudited Pro Forma Combined Financial Information” reflects changes to our funding and operations as a result of the Separation. However, there can be no assurances that this unaudited pro forma combined financial information will appropriately reflect our costs as a publicly traded company.

We may incur material costs and expenses as a result of our separation from RRD.

We may incur costs and expenses greater than those we currently incur as a result of our separation from RRD. These increased costs and expenses may arise from various factors, including financial reporting and costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act)). In addition, we expect to either maintain similar or have increased corporate and administrative costs and expenses to those we incurred or were allocated while part of RRD, even though, following the Distribution, LSC will be a smaller, stand-alone company. We cannot assure you that these costs will not be material to our business.

If, following the Distribution, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or, our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our stock price may suffer.

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal control over financial reporting, and our independent auditors will be required to issue an opinion on our internal controls over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken and our stock price may suffer.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Separation.

We believe that our Separation from RRD will, among other benefits, allow us to focus on our distinct strategic priorities; afford us direct access to the capital markets and facilitate our ability to capitalize on growth opportunities and effect future acquisitions utilizing our common stock; facilitate incentive compensation arrangements for our employees more directly tied to the performance of our business; and enable us to concentrate our financial resources solely on our own operations. However, we may be unable to achieve some or all of these benefits. For example, in order to prepare ourselves for the Separation, we are undertaking a series of strategic, structural and process realignment and restructuring actions within our operations. These actions may not provide the benefits we currently expect, and could lead to disruption of our operations, loss of, or inability to recruit, key personnel needed to operate and grow our businesses following the Separation, weakening of our internal standards, controls or procedures and impairment of our key customer and supplier relationships. In addition, completion of the proposed Separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our businesses. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition and results of operations could be materially and adversely affected.

RRD or Donnelley Financial may not satisfy their respective obligations under the Transition Services Agreements or other agreements that will be entered into as part of the Separation, or we may not have necessary systems and services in place when the transition services terms expire.

In connection with the Separation, we expect to enter into Transition Services Agreements or other agreements with each of RRD and Donnelley Financial. See “Certain Relationships and Related Party Transactions.” These Transition Services Agreements will provide for the performance of services by each company for the benefit of the other for a period of time after the Separation. We will rely on RRD and Donnelley Financial to satisfy their respective performance and payment obligations under these Transition Services Agreements. If RRD or Donnelley Financial is unable to satisfy its respective obligations under these Transition Services Agreements, we could incur operational difficulties. The agreements relating to the Separation provide for indemnification in certain circumstances and the commercial agreements establish ongoing commercial arrangements. There can be no guarantee that RRD or Donnelley Financial, as the case may be, will satisfy any obligations owed to us under such agreements, including any indemnification obligations.

Further, if we do not have our own systems and services in place, or if we do not have agreements in place with other providers of these services when the term of a particular transition service terminates, we may not be able to operate our business effectively, which could negatively impact our results of operations, financial position and cash flow. We will create our own, or engage third parties to provide, systems and services to replace many of the systems and services RRD and Donnelley Financial will initially provide. We may not be successful in effectively or efficiently implementing these systems and services or in transitioning data from RRD’s or Donnelley Financial’s systems to our systems, as the case may be, which could disrupt our business and have a negative impact on our results of operations and financial condition. These systems and services may also be more expensive or less efficient than the systems and services RRD and Donnelley Financial are expected to provide during the transition period.

We will incur substantial indebtedness in connection with the Separation and the degree to which we will be leveraged following the completion of the Distribution may materially and adversely affect our business, financial condition and results of operations.

We currently expect to incur approximately $825 million of debt in connection with the Separation. We have historically relied upon RRD for working capital requirements on a short-term basis and for other financial support functions. After the Distribution, we will not be able to rely on RRD’s earnings, assets or cash flow, and we will be responsible for managing our capital deployment, including servicing our own debt and obtaining and maintaining sufficient working capital.

Our ability to make payments on and to refinance our indebtedness, including the debt incurred in connection with the Separation, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may not generate sufficient funds to service our debt and meet our business needs, such as funding working capital or the expansion of our operations. If we are not able to repay or refinance our debt as it becomes due, we may be forced to take disadvantageous actions, including facility closure, staff reductions, reducing financing in the future for working capital, capital expenditures and general corporate purposes, selling assets or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness, and restricting future capital return to stockholders. In addition, our ability to withstand competitive pressures and to react to changes in the print and related services industry could be impaired. The lenders who hold our debt could also accelerate amounts due in the event that we default, which could potentially trigger a default or acceleration of the maturity of our other debt.

In addition, our leverage could put us at a competitive disadvantage compared to our competitors who may be less leveraged. These competitors could have greater financial flexibility to pursue strategic acquisitions and secure additional financing for their operations. Our leverage could also impede our ability to withstand downturns in our industry or the economy in general.

The agreements and instruments that will govern our debt impose or will impose restrictions that may limit our operating and financial flexibility.

We expect that the credit agreement that will govern our senior secured credit facilities and the indenture that will govern the notes will contain a number of significant restrictions and covenants that limit our ability to:

•	incur additional debt;

•	pay dividends, make other distributions or repurchase or redeem our capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell, transfer or otherwise dispose of assets;

•	incur or permit to exist certain liens;

•	enter into certain types of transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, amalgamate, merge or sell all or substantially all of our assets.

These covenants could have the effect of limiting our flexibility in planning for or reacting to changes in our business and the markets in which we compete. In addition, the credit agreement that will govern our senior secured credit facilities will require us to comply with certain financial maintenance covenants. Operating results below current levels or other adverse factors, including a significant increase in interest rates, could result in our being unable to comply with the financial covenants contained in our senior secured credit facilities and indenture. If we violate covenants under our senior secured credit facilities and indenture and are unable to obtain a waiver from our lenders, our debt under our senior secured credit facilities and indenture would be in default and could be accelerated by our lenders. Because of cross-default provisions in the agreements and instruments governing our debt, a default under one agreement or instrument could result in a default under, and the acceleration of, our other debt.

If our debt is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, on terms that are acceptable to us, or at all. If our debt is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of the notes and may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

RRD and Donnelley Financial have a significant understanding of our business and may be uniquely positioned to compete against us following the Separation.

Prior to the Separation, we have operated as part of RRD, and many of its officers, directors and employees have participated in the development and execution of our corporate strategy and the management of our day-to-day operations. Following the Separation, RRD and Donnelley Financial will have significant knowledge of our products, operations, strengths, weaknesses and strategies. This knowledge will include the cost of production, average market pricing and margin, compensation of critical employees, key or critical accounts knowledge, intellectual property and proprietary processes. Because of RRD’s competitive insight into our operations and Donnelley Financial’s ability to compete in discrete areas of our business, specifically the printing of books, competition from RRD, and to a lesser extent Donnelley Financial, which could occur in the future, may negatively impact our results of operations, financial position and cash flow.

Risks Relating to Our Common Stock and the Securities Market

Substantial sales of our common stock may occur in connection with the Separation, which could cause our stock price to decline.

RRD stockholders receiving shares of our common stock in the Distribution generally may sell those shares immediately in the public market. RRD may retain up to 20% of our common stock, and may sell or transfer its shares in certain circumstances. It is possible that some RRD stockholders, including some of our larger stockholders, will sell our common stock received in the Distribution if, for reasons such as our business profile, market capitalization as an independent company or the size or rate of return of our dividend, we do not fit their investment objectives, or—in the case of index funds—we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock relating to the above events or the perception in the market that such sales will occur may decrease the market price of our common stock.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

The timing, declaration, amount and payment of any future dividends to LSC stockholders will fall within the discretion of our Board. Our Board’s decisions regarding the payment of future dividends will depend on many factors, including our financial condition, future prospects, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. In addition, the terms of the agreements governing our new debt that we expect to put in place in connection with the Separation or debt that we may incur in the future may limit or prohibit the payment of dividends. There can be no assurance that we will pay a dividend in the future or that we will continue to pay any dividend if we do commence paying dividends. Further, even if we do pay dividends, there can be no assurance that the total dividends you receive from us, Donnelley Financial and RRD will equal or exceed the amount of the dividend currently paid by RRD.

Delaware law and anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could make it more difficult to acquire us and limit your ability to sell your shares at a premium.

Certain provisions of our Certificate of Incorporation and By-laws and Delaware law may discourage, delay or prevent a merger or acquisition that is opposed by our board of directors. These provisions include:

•	the ability of our board of directors to issue preferred stock in one or more series with such rights, obligations and preferences as the board of directors may determine, without further vote or action by our stockholders;

•	the initial classification of our board of directors, which effectively prevents stockholders from electing a majority of the directors at any one annual meeting of stockholders until the second annual meeting of stockholders following the Distribution;

•	advanced notice procedures for stockholders to nominate candidates for election to the board of directors and for stockholders to submit proposals for consideration at a meeting of stockholders;

•	inability of stockholders to act by written consent;

•	restrictions on the ability of our stockholders to call a special meeting of stockholders; and

•	the absence of cumulative voting rights for our stockholders.

We are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a publicly-held Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a

Delaware corporation’s voting stock for a three-year period following the date that such stockholder became an interested stockholder. This statute, as well as the provisions in our organizational documents, could have the effect of delaying, deterring or preventing certain potential acquisitions or a change in control of us.

Your percentage ownership in LSC may be diluted in the future.

Your percentage ownership in LSC may be diluted in the future because of equity securities we issue, either as consideration for acquisitions, in connection with capital raises or for equity awards that we expect to grant to our directors, officers and employees. Prior to the Separation, we expect to approve equity incentive plans that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. We also may issue equity securities as consideration in an acquisition. Further, to the extent that LSC raises additional capital through the sale of equity or convertible debt securities, existing ownership interests will be diluted, and the terms of such financings may include liquidation or other preferences that adversely affect the rights of existing stockholders. Any such transaction will dilute your ownership in LSC.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement contains “forward-looking statements.” Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “believes,” “may,” “will,” “goals” and variations of such words and similar expressions are intended to identify our forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements, beliefs and expectations regarding the consummation of the Separation and Distribution and our business strategies, market potential, future financial performance, dividends, costs to be incurred in connection with the Separation, results of pending legal matters, our goodwill and other intangible assets, price volatility and cost environment, our liquidity, our funding sources, expected pension contributions, capital expenditures and funding, our financial covenants, repayments of debt, off-balance sheet arrangements and contractual obligations, our accounting policies, general views about future operating results and other events or developments that we expect or anticipate will occur in the future. These forward-looking statements are subject to a number of important factors, including those factors discussed in detail under “Risk Factors” in this Information Statement, that could cause our actual results to differ materially from those indicated in any such forward-looking statements. These factors include, but are not limited to:

•	the competitive market for our products and industry fragmentation affecting our prices;

•	inability to improve operating efficiency to meet changing market conditions;

•	changes in technology, including electronic substitution and migration of paper based documents to digital data formats;

•	the volatility and disruption of the capital and credit markets, and adverse changes in the global economy;

•	the effects of global market and economic conditions on our customers;

•	the effect of economic weakness and constrained advertising;

•	uncertainty about future economic conditions;

•	increased competition as a result of consolidation among our competitors;

•	our ability to successfully integrate future acquisitions;

•	factors that affect customer demand, including changes in postal rates, postal regulations and service levels, changes in the capital markets, changes in advertising markets and customers’ budgetary constraints;

•	vulnerability to adverse events as a result of becoming a stand-alone company following separation from RRD, including the inability to obtain as favorable of terms from third-party vendors;

•	our ability to access debt and the capital markets due to adverse credit market conditions;

•	the effects of seasonality on our core businesses;

•	the effects of increases in capital expenditures;

•	changes in the availability or costs of key materials (such as ink and paper) or in prices received for the sale of by-products;

•	performance issues with key suppliers;

•	our ability to maintain our brands and reputation;

•	the retention of existing, and continued attraction of additional customers and key employees;

•	the effect of economic and political conditions on a regional, national or international basis;

•	the effects of operating in international markets, including fluctuations in currency exchange rates;

•	changes in environmental laws and regulations affecting our business;

•	the ability to gain customer acceptance of our new products and technologies;

•	the effect of a material breach of security of any of our or our vendors’ systems;

•	the failure to properly use and protect customer and employee information and data;

•	lack of market for our common stock;

•	potential tax liability of the Distribution;

•	lack of history as an operating company and costs associated with being an independent company;

•	failure to achieve certain intended benefits of the Separation; and

•	failure of RRD or Donnelley Financial to satisfy their respective obligations under transition services agreements or other agreements entered into in connection with the Separation.

We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this Information Statement, except as required by applicable law or regulation.

THE SEPARATION AND THE DISTRIBUTION

The Separation and the Distribution

The Separation is a series of transactions by RRD which will result in three independent companies by spinning-off our Company, LSC, a publishing and retail-centric print services and office products company, and Donnelley Financial, a financial communications and data services company. On [●], 2016, the spun-off companies, LSC and Donnelley Financial, will become separate public companies. RRD will continue as a global, customized multichannel communications management provider. In particular:

•	Our Company, LSC, is expected to consist of:

•	substantially all of RRD’s current Publishing and Retail Services segment, as well as the office products reporting unit from RRD’s Variable Print segment;

•	certain publishing and e-book services currently within the digital and creative solutions reporting unit of RRD’s Strategic Services segment;

•	substantially all of the operations currently within the Europe reporting unit of RRD’s International segment;

•	certain Mexican operations currently within the Latin America reporting unit of RRD’s International segment; and

•	the co-mail and related list services operations currently within the logistics reporting unit of RRD’s Strategic Services segment.

•	Donnelley Financial is expected to consist of RRD’s current financial reporting unit of RRD’s Strategic Services segment.

•	RRD is expected to consist of:

•	its current Variable Print segment except for the office products reporting unit that will become part of LSC Communications;

•	the logistics reporting unit within its current Strategic Services segment except for the operations that will become part of LSC Communications;

•	the sourcing and digital and creative solutions reporting units within its current Strategic Services segment except for the operations that will become part of LSC Communications; and

•	its current International segment except for substantially all of the Europe reporting unit and certain Mexican operations that will become part of LSC Communications.

As part of the Separation, RRD will distribute at least 80% of the outstanding shares of our common stock to the holders of RRD common stock and may retain up to 20% of our common stock. We refer to this distribution of securities as the Distribution. In the Distribution, each holder of RRD common stock will receive a distribution of [●] share(s) of our common stock for every [●] share(s) of RRD common stock held as of the close of business, Eastern time, on [●], 2016, which will be the record date. After the Distribution, RRD is expected to effect a reverse stock split in which holders of RRD’s common stock will receive one share of RRD common stock for every three shares of RRD common stock held prior to the reverse stock split. The expected reverse stock split will have no effect on the Distribution Ratio. The Distribution Ratio reflected herein is not adjusted to account for the expected reverse stock split.

Prior to the completion of the Separation, RRD will undertake the Internal Reorganization. The Internal Reorganization will result in our Company, LSC, owning substantially all of the assets and liabilities of RRD’s current publishing and retail-centric print services and office products business and Donnelley Financial owning the assets and liabilities relating to RRD’s current financial communications business. This Internal Reorganization will also result in RRD retaining the assets and liabilities associated with its customized multichannel communications management business. Some of these internal reorganization transactions have commenced and will continue until just prior to the Distribution.

Reasons for the Separation

The creation of these three independent companies is expected to deliver the following strategic and financial benefits:

•	allows each business to focus on its distinct strategic priorities, driving opportunities to accelerate growth and enhance long-term value;

•	provides each business with an independent equity structure that will afford it direct access to the capital markets and facilitate the ability of each company to capitalize on its growth opportunities and effect future acquisitions;

•	facilitates incentive compensation arrangements for employees of each business more directly tied to the performance of the relevant company’s business and may enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives;

•	allows investors to separately value each business based on their unique investment identities, including the merits, performance and future prospects of their respective businesses. The Separation will also provide investors with three distinct and targeted investment opportunities;

•	gives greater flexibility to execute tailored business strategies and compete in evolving markets;

•	permits even more focused brand strategy to support each business’s marketing plan;

•	provides tailored capital structures reflective of each business’s financial and growth profiles; and

•	enables each business to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business in a time and manner appropriate for its distinct strategy and business needs and facilitate a more efficient allocation of capital.

Manner of Effecting the Distribution

The general terms and conditions relating to the Distribution are set forth in the Separation and Distribution Agreement between us, Donnelley Financial and RRD. Under the Separation and Distribution Agreement, the Distribution will be effective at 12:01 a.m. Eastern Time on [●], 2016. For most RRD stockholders who own RRD common stock in registered form on the record date, our transfer agent will credit their shares of our common stock to book entry accounts established to hold these shares. Our distribution agent will send these stockholders a statement reflecting their ownership of our common stock. Book entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For stockholders who own RRD common stock through a broker or other nominee, their shares of our common stock will be credited to these stockholders’ accounts by the broker or other nominee. As further discussed below, fractional shares will not be distributed. Following the Distribution, stockholders whose shares are held in book entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time, as well as request delivery of physical stock certificates for their shares, in each case without charge. The Separation and Distribution Agreement will address certain employee and benefits matters in connection with the Separation, and we will also enter into certain ancillary agreements with RRD and Donnelley Financial to address certain intellectual property and information technology matters and tax disaffiliation matters. See “Certain Relationships and Related Party Transactions—Separation Transactions” for additional information.

NO STOCKHOLDER APPROVAL OF THE SEPARATION OR DISTRIBUTION IS REQUIRED OR SOUGHT. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY IN CONNECTION WITH THE SEPARATION OR DISTRIBUTION. RRD STOCKHOLDERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR COMMON STOCK RECEIVED IN THE DISTRIBUTION, OR TO SURRENDER OR EXCHANGE SHARES OF RRD COMMON STOCK IN ORDER TO RECEIVE OUR COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH

THE SEPARATION OR DISTRIBUTION. NO VOTE OF RRD STOCKHOLDERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE SEPARATION OR DISTRIBUTION, AND RRD STOCKHOLDERS HAVE NO APPRAISAL RIGHTS IN CONNECTION WITH THE SEPARATION OR DISTRIBUTION.

Fractional shares of our common stock will not be issued to RRD stockholders as part of the Distribution or credited to book entry accounts. In lieu of receiving fractional shares, each holder of RRD common stock who would otherwise be entitled to receive a fractional share of our common stock will receive cash for the fractional interest, which generally will be taxable to such holder. An explanation of the tax consequences of the Distribution can be found below in the subsection captioned “—Material U.S. Federal Income Tax Consequences of the Distribution.” The distribution agent will, as soon as practicable after the Distribution, aggregate fractional shares of our common stock into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds, net of brokerage fees, ratably to RRD stockholders otherwise entitled to fractional interests in our common stock.

The Separation and Distribution Agreement will also address treatment of outstanding RRD equity awards. See “Executive Compensation—Compensation Discussion and Analysis—Treatment of RRD Equity Awards in Connection with the Distribution,” for a discussion of how outstanding RRD options, restricted shares, restricted stock units and performance awards will be affected by the Distribution.

In order to be entitled to receive shares of our common stock in the Distribution, RRD stockholders must be stockholders of record of RRD common stock at the close of business Eastern time, on the record date, [●], 2016. No ex-dividend market will be established for our common stock until the first trading day following the Distribution Date. Therefore, if you own shares of RRD common stock on the record date and thereafter sell those shares on or prior to the Distribution Date, you will also be selling the shares of our common stock that would have been distributed to you in the Distribution with respect to the shares of RRD common stock you sell. Conversely, a person who purchases shares of RRD common stock after the record date and on or prior to the Distribution Date will be entitled to receive from the seller of those shares the shares of our common stock issued in the Distribution with respect to the transferred RRD common stock.

Results of the Separation and the Distribution

After the Separation and the Distribution, we will be a public company owning and operating the publishing and retail-centric print services and office products business currently owned and operated by RRD. RRD expects to retain up to a 20% continuing stock ownership interest in us. Immediately after the Distribution, we expect to have approximately [●] holders of record of our common stock and approximately [●] million shares of common stock outstanding, based on the number of stockholders of record and outstanding shares of RRD common stock on [●], 2016. The actual number of shares to be distributed will be determined on the record date. You can find information regarding options, restricted stock units and restricted stock that will be outstanding after the Distribution in the section captioned “Executive Compensation—Compensation Discussion and Analysis.”

Prior to the Distribution, we will enter into agreements with RRD and Donnelley Financial pursuant to which we, RRD and Donnelley Financial will provide, and we, RRD and Donnelley Financial will receive, transition services for a period of up to 24 months following consummation of the Separation, including with respect to such areas as employee matters, information technology, accounting and finance, tax and other services. In addition, we expect to enter into certain commercial arrangements with RRD and Donnelley Financial. See “Certain Relationships and Related Party Transactions—Separation Transactions—Other Arrangements and Agreements with RRD” and “Certain Relationships and Related Party Transactions—Separation Transactions—Other Arrangements and Agreements with Donnelley Financial.”

The Distribution will not affect the number of outstanding shares of RRD common stock or any rights of RRD stockholders.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences of the Distribution to us, RRD and RRD stockholders. This summary is based on the Code, the regulations promulgated under the Code by the U.S. Department of Treasury, and interpretations of such authorities by the courts and the IRS, all as of the date of this Information Statement and all of which are subject to change at any time, possibly with retroactive effect. This summary is limited to holders of RRD common stock that are U.S. holders, as defined below, that hold their shares of RRD common stock as capital assets, within the meaning of section 1221 of the Code. Further, this summary does not discuss all tax considerations that may be relevant to holders of RRD common stock in light of their particular circumstances, nor does it address the consequences to holders of RRD common stock subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including arrangements or entities treated as partnerships for U.S. federal income tax purposes), persons who acquired such shares of RRD common stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers or traders in public securities, and persons who hold their shares of RRD common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes. This summary does not address any U.S. federal estate, gift or other non-income tax consequences or any applicable state, local, foreign, or other tax consequences. Each stockholder’s individual circumstances may affect the tax consequences of the Distribution.

For purposes of this summary, a “U.S. holder” is a beneficial owner of RRD common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) it has a valid election in place under applicable U.S. Department of Treasury regulations to be treated as a U.S. person.

If a partnership (including any arrangement or entity treated as a partnership for U.S. federal income tax purposes) holds shares of RRD common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of RRD common stock should consult its tax advisor regarding the tax consequences of the Distribution.

It is a condition to the Distribution that RRD receive (i) a private letter ruling from the IRS satisfactory to the RRD Board regarding certain U.S. federal income tax matters relating to the Distribution and related transactions and (ii) an opinion of Sullivan & Cromwell LLP, in form and substance satisfactory to the RRD Board, regarding the U.S. federal income tax treatment of the Distribution and certain related transactions as transactions that are generally tax-free, for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Assuming that the Distribution, together with certain related transactions, so qualifies for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of LSC common stock pursuant to the Distribution. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of fractional shares of LSC common stock. RRD has received the private letter ruling from the IRS, and expects to receive the opinion of Sullivan & Cromwell LLP prior to the Distribution. The opinion and the private letter ruling will rely on factual representations and reasonable assumptions, which if incorrect or inaccurate may jeopardize the ability to rely on such opinion and private letter ruling. The opinion will not be binding on the IRS or the courts.

On the basis of the opinion and the ruling we expect to receive, and assuming the Distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, the U.S. federal income tax consequences of the Distribution generally are as follows:

•	Except for any cash received in lieu of fractional shares of our common stock, a RRD stockholder will not recognize any income, gain or loss as a result of the receipt of our common stock in the Distribution.

•	A RRD stockholder’s holding period for our common stock received in the Distribution will include the period for which that stockholder’s RRD common stock was held.

•	A RRD stockholder’s tax basis for our common stock received in the Distribution will be determined by allocating to that common stock, on the basis of the relative fair market values of RRD common stock and our common stock at the time of the Distribution, a portion of the stockholder’s basis in its RRD common stock. A RRD stockholder’s basis in its RRD common stock will be decreased by the portion allocated to our common stock. Within a reasonable period of time after the Distribution, RRD will provide its stockholders who receive our common stock pursuant to the Distribution with a worksheet for calculating their tax bases in our common stock and their RRD common stock.

•	The receipt of cash in lieu of fractional shares of our common stock generally will be treated as a sale of the fractional share of our common stock, and a RRD stockholder will recognize gain or loss equal to the difference between the amount of cash received and the stockholder’s basis in the fractional share of our common stock, as determined above. The gain or loss will be long-term capital gain or loss if the holding period for the fractional share of our common stock, as determined above, is more than one year.

•	The Distribution will not be a taxable transaction to us or RRD.

If the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, RRD would recognize taxable gain in an amount equal to the excess of the fair market value of the common stock of our Company over RRD’s tax basis therein (i.e., as if it had sold the common stock of our Company in a taxable sale for its fair market value.) In addition, the receipt by RRD stockholders of common stock of our Company would be a taxable distribution, and each U.S. holder that participated in the Distribution would recognize a taxable distribution as if the U.S. holder had received a distribution equal to the fair market value of our common stock that was distributed to it, which generally would be treated first as a taxable dividend to the extent of RRD’s earnings and profits, then as a non-taxable return of capital to the extent of each U.S. holder’s tax basis in its RRD common stock, and thereafter as capital gain with respect to any remaining value.

Even if the Distribution otherwise qualifies for tax-free treatment under the Code, the Distribution may be disqualified as tax-free to RRD and would result in a significant U.S. federal income tax liability to RRD (but not to the RRD stockholders) under Section 355(e) of the Code if the Distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest by vote or value, in RRD or us. For this purpose, any acquisitions of RRD’s stock or our stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although RRD or we may be able to rebut that presumption. The process for determining whether a prohibited acquisition has occurred under the rules described in this paragraph is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. RRD or we might inadvertently cause or permit a prohibited change in the ownership of RRD or us to occur, thereby triggering tax to RRD, which could have a material adverse effect. If such an acquisition of our stock or RRD’s stock triggers the application of Section 355(e), RRD would recognize taxable gain equal to the excess of the fair market value of the common stock of our Company held by it immediately before the Distribution over RRD’s tax basis therein, but the Distribution would be tax-free to each RRD stockholder. In certain circumstances, under the Tax Disaffiliation Agreement between RRD and us we would be required to indemnify RRD against that taxable gain if it were triggered by an acquisition of our stock or if we otherwise violated certain covenants in the Tax Disaffiliation Agreement. Please see “Certain Relationships and Related Party Transactions—Separation Transactions—Tax Disaffiliation Agreement” for a more detailed discussion of the Tax Disaffiliation Agreement between RRD and us.

Payments of cash in lieu of fractional shares of any common stock of our Company made in connection with the Distribution may, under certain circumstances, be subject to backup withholding, unless a holder provides proof of an applicable exception or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, provided that the holder furnishes the required information to the IRS.

U.S. Treasury regulations require certain RRD stockholders with significant ownership in RRD that receive shares of our stock in the Distribution to attach to their U.S. federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate to show that the Distribution is tax-free under the Code. Within a reasonable period of time after the Distribution, RRD will provide its stockholders who receive our common stock pursuant to the Distribution with the information necessary to comply with such requirement.

EACH RRD STOCKHOLDER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS, AND POSSIBLE CHANGES IN TAX LAW THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Listing and Trading of Our Common Stock

There is not currently a public market for our common stock. We will apply for our common stock to be listed on NYSE under the symbol “LKSD”. Assuming that such listing application is approved, it is anticipated that trading will commence on a when-issued basis prior to the Distribution. The Distribution will be effective at 12:01 a.m., Eastern time, on [●], 2016. On the effective date of the Distribution or the first trading day thereafter if such date is not a trading day, when-issued trading in our common stock will end and regular-way trading will begin. “When-issued” trading refers to trading which occurs before a security is actually issued. These transactions are conditional with settlement to occur if and when the security is actually issued and NYSE determines transactions are to be settled.

We cannot assure you as to the price at which our common stock will trade before, on or after the Distribution Date, including any effects due to the reverse stock split. Until our common stock is fully distributed and an orderly market develops in our common stock, the price at which such stock trades may fluctuate significantly. In addition, the combined trading prices of our common stock, RRD common stock and Donnelley Financial common stock held by stockholders after the Distribution may be less than, equal to, or greater than the trading price of RRD common stock prior to the Distribution.

The shares of our common stock distributed to RRD stockholders will be freely transferable, except for shares received by people who would be considered an “affiliate” of ours under Rule 144 under the Securities Act or shares subject to contractual restrictions. People who may be considered our affiliates after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with us. This may include certain of our officers, directors and significant stockholders. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act, an exemption from the registration requirements of the Securities Act, or in compliance with Rule 144 under the Securities Act. As described under “Shares Eligible for Future Sale—Stockholder and Registration Rights Agreement,” in the event RRD retains any of our common stock following the Distribution, we expect that RRD and its permitted transferees will have registration rights with respect to our common stock.

Conditions to the Distribution

The Distribution is subject to the satisfaction of the following conditions or the RRD Board’s waiver of the following conditions:

•	the RRD Board will, in its sole and absolute discretion, have authorized and approved (i) the internal reorganization described under “Certain Relationships and Related Party Transactions—Separation Transactions—Separation and Distribution Agreement,” (ii) any other transfers of assets and assumptions of liabilities contemplated by the Separation and Distribution Agreement and any related agreements and (iii) the Distribution, and will not have withdrawn that authorization and approval;

•	the RRD Board will have declared the distribution of at least 80% of the outstanding shares of our common stock to RRD’s stockholders;

•	the SEC will have declared our registration statement on Form 10, of which this Information Statement is a part, effective under the Exchange Act, no stop order suspending the effectiveness of the registration statement will be in effect, and no proceedings for that purpose will be pending before or threatened by the SEC;

•	the applicable Canadian securities regulatory authorities will have issued (including having been deemed to have issued) a final receipt in connection with the filing of a prospectus prepared in accordance with applicable Canadian securities laws as required to qualify the distribution of LSC common stock to RRD’s Canadian stockholders, and no order, ruling or determination having the effect of prohibiting, ceasing or suspending the distribution or trading of the LSC common stock will have been issued by any securities regulatory authority in Canada and no proceedings for that purpose will have been instituted or threatened by any securities regulatory authority in Canada;

•	NYSE or another national securities exchange in the U.S. approved by the RRD Board will have accepted our common stock for listing, subject to official notice of issuance;

•	the Internal Reorganization will have been completed;

•	RRD shall have received (i) a private letter ruling from the Internal Revenue Service satisfactory to the RRD Board regarding certain U.S. federal income tax matters relating to the Distribution and related transactions (which it has received) and (ii) an opinion of Sullivan & Cromwell LLP, in form and substance satisfactory to the RRD Board, regarding the U.S. federal income tax treatment of the Distribution and certain related transactions (which it expects to receive prior to the Distribution);

•	no order, injunction or decree that would prevent the consummation of the Distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction, no other legal restraint or prohibition preventing the consummation of the Distribution will be in effect, and no other event outside the control of RRD will have occurred or failed to occur that prevents the consummation of the Distribution;

•	no other events or developments will have occurred prior to the Distribution that, in the judgment of the RRD Board, would result in the Distribution having a material adverse effect on RRD or its stockholders;

•	to the extent applicable, RRD, Donnelley Financial and we will have executed and delivered the Separation and Distribution Agreement, the Stockholder and Registration Rights Agreement, the Tax Disaffiliation Agreement, the Patent Assignment and License Agreement, the Trademark Assignment and License Agreement, the Data Assignment and License Agreement, the Trade Secret License Agreement, the Transition Services Agreements, all other ancillary agreements related to the Separation and certain commercial arrangements;

•	our existing directors will have duly appointed to our Board the individuals listed as members of our Board, post-Distribution, in this Information Statement, and those individuals will become members of our Board in connection with the Distribution;

•	each individual who will be an employee of RRD or Donnelley Financial after the Distribution and who is a director or officer of LSC will have resigned or been removed from the directorship and/or office held by that person, effective no later than immediately prior to the Distribution; and

•	immediately prior to the Distribution, our Certificate of Incorporation and our By-laws, each in substantially the form filed as an exhibit to the registration statement on Form 10 of which this Information Statement is a part, will be in effect.

We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than NYSE approval for listing of our common stock, the SEC’s declaration of the effectiveness of the registration statement, and the applicable Canadian securities regulatory authorities’ issuance of a final receipt in connection with the filing of a prospectus, in connection with the Distribution. The fulfillment of the above conditions will not create any obligation on RRD’s part to effect the Separation or the Distribution.

The distribution of LSC common stock is not conditioned upon the distribution of Donnelley Financial common stock, nor will the distribution of Donnelley Financial common stock be conditioned upon the Distribution of our common stock. RRD has the right not to complete the Separation or the Distribution if, at any time, the RRD Board determines, in its sole and absolute discretion, that the Separation is not in the best interests of RRD or its stockholders or is otherwise not advisable.

Reason for Furnishing This Information Statement

This Information Statement is being furnished solely to provide information to stockholders of RRD who will receive shares of our common stock in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities. We and RRD will not update the information in this Information Statement except in the normal course of our and RRD’s respective public disclosure obligations and practices.

BUSINESS

We are a Delaware corporation with our principal executive offices at 35 West Wacker Drive, Chicago, IL 60601. Our telephone number is [●].

LSC Communications, Inc. was incorporated on February 22, 2016 as a direct, wholly-owned subsidiary of RRD. Prior to the distribution of our outstanding shares of common stock to holders of RRD’s common stock, RRD will undertake the Internal Reorganization after which we will own the subsidiaries, businesses and other assets owned by RRD, directly or indirectly, that are described in this Information Statement.

The distribution of our shares of common stock is part of a series of transactions by RRD, following which there will be three independent, publicly traded companies: our Company, which will be focused on publishing and retail-centric print services and office products and which will be called LSC Communications, Inc., or LSC; one business focused on financial communications and data services, which will be called Donnelley Financial Solutions, Inc., or Donnelley Financial; and one business focused on customized multichannel communications management, which will continue to be called R. R. Donnelley & Sons Company. Concurrently with the Distribution, RRD will make an additional distribution to its stockholders of shares of common stock of Donnelley Financial. We refer to these steps, of which the Distribution is a part, as the Separation.

General

We offer a broad scope of print-related capabilities, and are a global leader in print and print-related services and office products. We serve the needs of over 3,000 publishers, merchandisers and retailers worldwide with a portfolio of products, services and technology solutions that includes print, office products, e-services, warehousing, fulfillment services and supply chain management. We print magazines, catalogs, retail inserts, books and directories, and our office products offerings include filing products, note-taking products, binder products, tax and stock forms and envelopes. In the six months ended June 30, 2016 and the year ended December 31, 2015, we generated revenue of $1.79 billion and $3.74 billion, net earnings of $59.0 million and $73.6 million and Non-GAAP adjusted EBITDA of $188.0 million and $397.5 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

We have two business segments and their product and service offerings are summarized below:

•	Print. Our Print segment produces magazines, catalogs, retail inserts, books and directories. The segment also provides certain print-related services, including mail-list management and sortation and e-book formatting, and distribution. The segment has operations in the U.S., Europe, and Mexico, with approximately 87% of our Print segment production operations in the U.S. Beginning in 2016, all of our European Print segment production operations are in Poland. In each of the six months ended June 30, 2016 and the year ended December 31, 2015, our Print segment accounted for 85% of our consolidated net sales.

•	Office Products. Our Office Products segment produces products in five core categories: filing products, note-taking products, binders, tax and stock forms and envelopes under the TOPS, Cardinal, Adams, Ampad, Pendaflex and Oxford brand names and under private label. Our customers in the Office Products segment are primarily office products superstores, office supply wholesalers, mass merchandisers and independent contract stationers. In 2015, approximately 90% of our office product sales were generated in the U.S., while 8% were generated in Canada. In each of the six months ended June 30, 2016 and the year ended December 31, 2015, the Office Products segment accounted for 15% of our consolidated net sales.

We report certain unallocated selling, general and administrative activities and associated expenses within “Corporate,” including, in part, executive, legal, finance, communications, certain facility costs and last in, first out, or LIFO, inventory provisions. In addition, certain costs and earnings of employee benefit plans, such as pension and other postretirement benefits plan expense and share-based compensation, are included in Corporate and are not allocated to the operating segments. Prior to the Separation, many of these costs were based on allocations from RRD; however, we will incur such costs directly upon the completion of the Distribution.

Our Strengths

We believe the following factors provide us with a competitive advantage:

•	Reputation for High-Quality Solutions and Track Record of Innovation. As part of RRD, LSC built a reputation over its 150 year history as an industry leader for quality and innovation. We are able to consistently and reliably deliver high-quality solutions, allowing us to create and maintain long-term customer relationships. Our reputation is further bolstered by the widely recognized brand names in our Office Products segment, including Adams, Ampad, Cardinal, TOPS, Oxford and Pendaflex. We continually work to develop advanced technologies and solutions to enhance efficiencies, reduce time-to-market and deliver the best to our customers. For instance, our book security and authentication technology allows our book publisher customers to detect counterfeits, validate returns and offer text book rental programs. Recognizing customer needs and responding quickly and effectively is one of the primary focuses of LSC. The loyalty of our customers exemplifies our customers’ view that we are a trusted partner who shares their commitment to high-quality production standards.

•	Diverse Product and Service Profile. Our business is diversified across a range of print-related products, services and technology solutions, including traditional and digital print products, such as magazines, catalogs, retail inserts, books, directories, and office products as well as e-services, list processing and mail services, warehousing, fulfillment services and supply chain management, which allows us to increase speed to market, reduce costs, and improve efficiencies for our customers. We believe this product and service diversity helps us provide our customers with unique solutions that more narrow competitors cannot easily duplicate. In addition, our diversified product and service set reduces our risk of significant net sales and cash flow declines due to changes in demand for particular products.

•	Significant Scale. Our scale provides us with significant benefits, allowing us to cost-efficiently serve a large number of customers and add customers to our existing services. In the highly competitive print and related services industry, we have consistently been one of the largest producers of catalogs, magazines, retail inserts, consumer and educational books and directories in the U.S. We also derive postal efficiencies in our Print segment as a result of our scale. Our mail services offering includes list processing and mail sortation services that, combined with our production scale, optimize postal costs for magazine and catalog customers. Because of our scale of production, we are frequently able to provide sortation services across multiple customers that greatly reduce postal costs compared to what an individual customer could obtain.

•	Long-Standing Relationships with Customers. We have deep and long-standing relationships with many of our over 3,000 customers. Our Print segment business is strengthened by the diversity of our customer base. We print for nine of the top ten catalogers, nine of the top ten magazine publishers and each of the top ten book publishers based in North America and Europe. Our Office Product segment customers include office superstores, mass merchandisers and contract stationers. The longevity, strength and diversity of our customer relationships are a testament to our ability to develop new products and services that will continue to meet our customer’s evolving needs.

•	Financial Strength/Strong Cash Flow Generation. We believe our disciplined approach to capital expenditures and cost management, as well as our focus on capital efficiency, enables us to generate strong and recurring free cash flow across economic cycles. We have lowered working capital, restructuring and capital spending in recent years, supporting stable free cash flows. We also believe that a strong financial condition is important to customers focused on establishing or continuing long-term relationships with a stable supplier.

•	Experienced Management Team. Our management team has substantial management experience and possesses long-standing industry relationships and a deep understanding of our business. They have a proven track record of strong operating performance, recognizing and capitalizing on attractive opportunities and driving operating efficiencies. The members of our senior management team previously served in executive roles at RRD where they focused on operations and strategy relating to our business. Our management team is supported by a large number of seasoned employees, many of whom have joined us from RRD and have extensive operational experience and strong customer relationships.

Our Strategy

•	Maintain Sharp Focus on Cost Structure and Improve Efficiency. We believe we have demonstrated the ability to drive productivity by focusing on cost efficiencies. As part of RRD, we implemented a number of strategic initiatives to reduce our overall cost structure and improve efficiency, including the restructuring, reorganization and integration of operations and streamlining of administrative and support activities. We believe there are significant future cost reduction opportunities available which we expect to pursue. Our efficiency efforts also encompass our safety initiatives, which have achieved an injury rate that is 47% below the industry average, with 17 facilities having more than 1 year and 1 million work hours without a worker missing a day of work due to a workplace injury. Future cost reduction initiatives could include the further reorganization of operations and the consolidation of facilities. Management will also review our business portfolio and management structure on a regular basis to balance appropriate risks and opportunities to maximize efficiencies and to support our long-term strategic goals.

•	Further Expansion into End-to-End Supply Chain Management. We believe our ability to leverage print, warehousing, fulfillment, and supply chain management into a single workflow, such as the recently announced supply chain management agreement with a leading education, business and consumer publishing company, is a unique offering that can be expanded to other customers and markets. Pursuant to the agreement with this strategic partner, LSC will among other things, provide complete supply chain management for 100% of the strategic partner’s printed and other learning materials. By optimizing the strategic partner’s or any other future partner’s supply chain, we are able to leverage our comprehensive platform of products and services to create significant synergies between the two organizations.

•	Selectively Pursue Strategic Acquisitions. To develop the current business, in addition to organic growth, we have strategically acquired companies to expand our service offerings and broadened our market reach. These acquisitions included Banta, a provider of comprehensive printing and digital imaging solutions to publishers and direct marketers (including digital content management and e-business services), Courier, a leader in digital printing and publishing primarily in the U.S., specializing in educational, religious and trade books, and the North American operations of Esselte Corporation, a developer and manufacturer of nationally branded and private label office and stationery products. These acquisitions have positively impacted our business by expanding our book fulfillment capabilities, enhancing our digital printing services, and creating a more competitive and efficient office products supplier by increasing the variety of our brand name product offerings. In 2007, we also acquired Perry Judd’s, Von Hoffmann and Cardinal Brands, acquisitions which enhanced and added scale to our offerings of educational books, magazines, catalogs and office products. The identification, diligence and integration of strategic acquisitions is a strength of our management team, and we will continue to evaluate and selectively pursue such acquisitions in order to strengthen our market position, enhance our existing product offerings, enter attractive markets, expand our technological capabilities, or provide synergy opportunities.

•	Drive Growth in Core and Related Businesses. We intend to continue to seek opportunities to grow diversified streams of net sales by utilizing core capabilities to expand our print and print-related products and services, grow our core businesses, and strategically increase geographic coverage focusing on those products and service areas where demand is stable or growing. We expect to utilize a combination of organic and acquisition growth to meet these goals.

•	Build on Market Positions Through Expansion of Office Products Brands. We have a strong portfolio of office product brands in North America, and we believe that building on our market position is important to our success. Therefore, we intend to invest in attractive growth opportunities by allocating our marketing and product development resources to those brands that we believe have a competitive advantage and a competitive brand position.

Key Challenges

Following the Distribution, we may face a number of challenges, both pre-existing and as a result of the Distribution, including:

•	Changes in Demand Due to Technological Changes. Technological changes, including the electronic distribution of documents and data, online distribution and hosting of media content, and advances in digital printing, print-on-demand and internet technologies, continue to impact the market for our products and services. Electronic communication technology has eliminated or reduced the role of many traditional printed products and has continued to drive electronic substitution across many of our products. Digital technologies have impacted printed magazines, as some advertising spending has moved from print to electronic media. In addition, catalogs and retail inserts have experienced volume reductions as our customers allocate more of their spending to online resources. Traditional retailers also face stiff competition from online retailers, resulting in consolidation and store closures. E-book substitution has impacted overall consumer print book volume, although e-book adoption rates are stabilizing and industry-wide print book volume has been growing in recent years. Though electronic substitution has had only a limited direct impact on educational and specialty books, we have seen in recent years a shift in demand away from traditional hardcover textbooks towards more workbooks and specialty products. Directory printing has declined rapidly in recent years, in part driven by cost pressures at key customers. The future impact of technology on our business is difficult to predict and could result in additional expenditures to restructure impacted operations or develop new technologies.

•	Excess Capacity in the Industry. The print and related services industry, primarily in the magazine, catalog, retail insert, books and directory markets, continues to have excess capacity and remains highly competitive, resulting in continued downward price pressures. Across LSC’s range of products and services, competition, which is exacerbated by excess capacity in the industry, is based primarily on the ability to deliver products for the lowest total cost, a factor driven not only by price, but also materials and distribution costs. We believe that the total cost for our products and services will continue to be a focal point for customers in coming years, and lowering prices to compete for customers could adversely affect our results of operations.

•	Increased Distribution and Postal Costs. Postal costs are a significant component of the cost structure of many of our customers and potential customers. Postal rate changes and USPS regulations can result in higher overall costs and influence the number of pieces that our customers are willing to mail. If distribution costs and postal rates continue to increase for our customers, the demand for our printed products could be negatively impacted.

•	Acquisition Integration Challenges. We have in the past acquired and intend in the future to acquire other businesses with product lines and services to complement our core businesses, expand our market reach, enhance our technological capabilities or offer us other growth, diversification or synergy opportunities. The benefits of any of these or future acquisitions may take more time than expected to develop, and we cannot guarantee that any of our recent or future acquisitions will in fact produce any intended benefits.

History of Our Business

LSC’s business has formed the core of RRD from its beginning. Founded in 1864 by Richard Robert Donnelley, RRD began as a single print shop in the heart of Chicago, Illinois under the name of Church,

Goodman, and grew to become one of the largest and most sophisticated printers in the world. With success came expansion and a new name, the Lakeside Publishing and Printing Company, which began diversifying into new services beyond the classic letterpress business and moved into directory publishing by soliciting advertisers for a Chicago business directory, even before the introduction of the telephone.

Through the years, RRD has always been known for its commitment to its customers to both enhance existing processes and to engineer new technologies to meet their needs. In 1956, RRD completed its initial public offering and became a publicly traded company. A New York office was opened in 1973, and by 1978 RRD had expanded internationally. In 1990, RRD grew its capabilities with the acquisition of printing operations jointly owned by Meredith Corporation and the Burda family.

Since 2000, RRD has acquired numerous businesses. With the acquisition of Moore Wallace in 2004, RRD positioned itself to address a broader range of customers’ needs for printed products and print-related services, including through its TOPS office products business. With the acquisition of Poligrafia in 2005, a long-run magazine and catalog producer based in Poland, we strengthened our presence in Europe. More than half of the printing that we produce in Poland is destined for export, to more than 30 countries, as we support international customers with pan-European advertising or publishing programs.

Since 2007, RRD completed the acquisitions of Banta, Perry Judd’s, Von Hoffmann and Cardinal Brands. For what is now LSC, these additions added scale to the offerings of books, magazines, catalogs and office products. Early in 2008, RRD acquired Pro Line Printing, which supplemented its retail inserts and circulars offerings. Pro Line Printing’s operations produce materials for regional promotions and complemented the national capabilities that RRD already had. In 2014, RRD successfully completed the acquisition of the North American operations of Esselte, a privately owned developer and manufacturer of nationally branded and private label office and stationery products. Its well-known brands include Ampad writing and envelope products, Boorum & Pease premium bound books, Oxford index cards and Pendaflex document organization and storage products. The acquisition created a more competitive and efficient office products supplier capable of supplying enhanced offerings across LSC’s customer base. In 2015, we acquired Courier, a leader in digital printing and publishing primarily in the U.S.

Our Business

We serve the needs of publishers, merchandisers, cataloguers and retailers with what we believe are innovative product, service and technology offerings that include traditional and digital print, e-services, warehousing, fulfillment services and supply chain management to increase speed to market, reduce costs, and improve efficiencies. In addition, we manufacture and sell office products offerings that include filing products, note-taking products, binder products, tax and stock forms and envelopes.

Print Business

Product and service offerings

Our product and service offerings in our Print Segment include:

Magazines, catalogs, and retail inserts: We are one of the largest producers of catalogs, magazines and retail inserts in North America. These products are produced to customers’ specifications using either offset or gravure printing processes in combination with either on-press finishing, saddle-stitch binding or patent binding. Our catalog customers include retailers and other direct-to-buyer sellers who design their own catalogs and use our production capabilities to print and distribute their catalogs to customers through the mail. Our magazine customers are magazine publishers who design their own magazines and use our production capabilities to print and distribute their magazines through the mail directly to their subscribers and through wholesalers to retailers and other “newsstands,” respectively, for purchase by non-subscribers. Our retail insert customers include retailers who seek to include their inserts in newspapers distributed to newspaper subscribers and in-store distribution. In the U.S., we have a network of production facilities enabling the optimal combination of regional or national distribution. Additionally, we have four non-U.S. production facilities that efficiently produce products for international distribution. Magazines, catalogs, and retail inserts accounted for approximately 56.8% of the Print segment’s net sales in 2015.

Books: We are the largest producer of books in the U.S. Our book customers generally are book publishers who seek to print hardcover and softcover books, with either case, soft or spiral binding serving the education, trade, religious and testing sectors. We believe we are well positioned to meet our book customers’ specific needs, whether it be colors, page counts, trim size, binding styles or quantities. Consumer trade books are typically produced using either offset or digital printing processes, and are bound in a variety of formats. Educational books include softcover and traditional casebound textbooks utilized by primary and secondary school and college students, as well as workbooks, teachers’ editions, and other formats. We produce books in facilities in the U.S. Books accounted for 29.1% of the Print segment’s net sales in 2015.

Directories: We produce directories which are mainly phone directories that support local and small business advertising. Our customers for directory printing are generally marketing solution providers that publish online as well as printed directories. These products accounted for 4.5% of the Print segment’s net sales in 2015.

Print-related services: In addition to printed products, we provide a number of print-related services. Our supply chain management offering includes procurement, warehousing, distribution, and inventory management for book publishers. We also provide e-book formatting, and distribution services. Our mail services offering includes list processing, and mail sortation services that, combined with our production scale, optimize postal costs for magazine and catalog customers. Our primary mail sortation facility is located in Bolingbrook, Illinois. Because of our scale of production, we are frequently able to provide cross-customer sortation that reduces postal costs compared to what an individual customer could obtain.

Customers

Our Print segment services retailers, including catalogers and merchandisers; and publishers of magazines, books and directories and online retailers. Our customer base includes nine of the top ten catalogers, nine of the top ten magazine publishers, and all of the top ten book publishers based in North America and Europe, including the two largest book publishers worldwide in 2016. For the six months ended June 30, 2016 and each of the years ended December 31, 2015, 2014, and 2013, no customer accounted for 10% or more of the Print segment’s consolidated net sales.

Competitive Environment

The print and related services industry, in general, continues to have excess capacity and remains highly competitive. Despite consolidation in recent years, the industry remains highly fragmented. According to the April 2016 IBISWorld industry report “Printing in the U.S.,” estimated total printing industry revenue was approximately $83 billion in 2016, and the industry was comprised of approximately 49,000 establishments. IBISWorld estimated that approximately 68% of industry net sales, or $56.4 billion, was consumed by customers in the manufacturing, advertising and publishing sectors. The largest direct competitor in the Print segment is Quad/Graphics, a direct competitor in the following areas: magazine, catalog, retail inserts, directories and book printing in addition to other printed products, mail services and related services.

Across our range of Print segment products and services, competition is based primarily on the ability to deliver products for the lowest total cost, a factor driven not only by price, but also materials and distribution costs. We expect that prices for our print products and services will continue to be a focal point for customers in coming years.

In addition to direct competition from within the industry, technological changes, including the electronic distribution of documents and data, online distribution and hosting of media content, and advances in digital printing, print-on-demand and internet technologies, continue to impact the market for our products and services. The impact of digital technologies has been felt in many print products. Digital technologies have impacted printed magazines, as some advertising spending has moved from print to electronic media. In addition, catalogs and retail inserts have experienced volume reductions as our customers allocate more of their spending to online resources and also face stiff competition from online retailers resulting in retailer compression and store closures. Electronic communication and transaction technology has also continued to drive electronic substitution in directory printing, in part driven by cost pressures at key customers. E-book substitution has impacted overall consumer print book volume, although e-book adoption rates are stabilizing and industry-wide print book volume has been growing in recent years. The future impact of technology on our business is difficult to predict and could result in additional expenditures to restructure impacted operations or develop new technologies. In addition, we have made targeted acquisitions and investments in our existing business to offer customers innovative services and solutions. Such acquisitions and investments include the acquisitions of Banta in 2007 and Courier Corporation in 2015, which expanded our book fulfillment and digital printing capabilities, respectively. These and other targeted acquisitions and investments further secure our position as a technology leader in the industry.

Office Products Segment

Product and service offerings

Our Office Products segment produces a wide range of branded and private label products, primarily within the following five core categories:

•	Filing products: Our filing products include a variety of presentation and storage materials for professionals and students. We sell our filing products under the Pendaflex brand, amongst other brands, as well as produce private label filing products for third parties. We primarily manufacture our filing products in three facilities in North America. Filing products accounted for the largest percentage of net sales in the Office Products segment in 2015.

•	Note-taking products: Our note-taking products include legal pads, journals, index cards, spiral notebooks, composition books and notebook filler paper to professionals and students. We sell our note-taking products under the TOPS, Ampad and Oxford brands, amongst other brands, as well as produce private label note-taking products for third parties. We produce note-taking products in three facilities in North America.

•	Binder products: Our binder products include a variety of binders and binder accessories for professionals and students. We sell our binder products under the Cardinal and Oxford brands, as well as produce private label binder products for third parties. We primarily produce our binder products in two facilities in North America.

•	Forms: We produce business forms, tax forms, message and memo pads, financial forms, and recordkeeping materials for businesses within the U.S. Our key brand used for forms is Adams, and we also produce private label forms for third parties. We produce forms in three facilities in North America.

•	Envelopes: We produce envelopes for businesses within the U.S. Our key brand used for envelopes is Ampad, and we also produce private label envelopes for third parties. We produce envelopes in one facility in North America. Envelopes accounted for the smallest percentage of net sales in the Office Products segment in 2015.

Customers

Our Office Products segment primarily services office superstores, office supply wholesalers, independent contract stationers, mass merchandisers and retailers and e-commerce resellers. The products that make up our Office Products segment are distributed to our customers by direct shipment, typically in bulk, to customer facilities and warehouses or through the USPS or foreign postal services. For the six months ended June 30, 2016, each of Essendant, Staples and Office Depot have accounted for greater than 10% of our Office Products segment’s consolidated net sales. For each of the years ended December 31, 2015, 2014, and 2013, both Staples and Office Depot have accounted for greater than 10% of our Office Products segment’s consolidated net sales.

Competitive Environment

Technological advancement and innovation has had an effect on the overall demand for most of the products in our Office Products segment. While these changes continue to impact demand, the overall market for our products remains large and share growth is attainable. We compete against a range of both domestic and international competitors in each of our product categories within the segment. Due to the increasing percentage of private label products in the market, resellers have created a highly competitive environment where purchasing decisions are based largely on price, quality and the supplier’s ability to service the customer. As consumer preferences shift towards private label, resellers have increased the pressure on suppliers to better differentiate their product offering, often times through product exclusivity, product innovation and development of private label products.

Our primary competitors in the Office Products segment include ACCO Brands Corporation, Asia Pulp & Paper Company, Ltd., Cenveo, Inc., CCL Industries Inc., DELI Group, Guangbo Group, Norcom Inc., Blueline/Rediform, Inc., Roaring Spring Paper Products, Royal Standard PT, Samsill Corporation, Smead Manufacturing Inc., TFP Data Systems, Top Flight, Inc. and Vulcan Industries.

Seasonality

Advertising and consumer spending trends affect demand in several of the end-markets served by LSC. Historically, demand for printing of magazines, catalogs, retail inserts, books and office products is higher in the second half of the year, driven by increased advertising pages within magazines, holiday volume in catalogs and retail inserts, and back-to-school demand in books and office products. These typical seasonal patterns can be impacted by overall trends in the U.S. and world economy. The seasonal pattern in 2015 was in line with historical patterns.

Raw Materials

The primary raw materials we use in our Print segment are paper and ink. We negotiate with leading paper suppliers to maximize our purchasing efficiencies and use a wide variety of paper grades and formats. In addition, a substantial amount of paper used in our print business is supplied directly by customers. Variations in the cost and supply of certain paper grades used in the manufacturing process may affect our consolidated financial results. Generally, customers directly absorb the impact of changing prices on customer-supplied paper. For paper that we purchase, we have historically passed most changes in price through to our customers. Contractual arrangements and industry practice should support our continued ability to pass on any future paper price increases, but there is no assurance that market conditions will continue to enable us to successfully do so. Higher paper prices and tight paper supplies may have an impact on customers’ demand for printed products. We also resell waste paper and other print-related by-products and may be impacted by changes in prices for these by-products.

We negotiate with leading suppliers to maximize our purchasing efficiencies and use a wide variety of ink formulations and colors. Variations in the cost and supply of certain ink formulations used in the manufacturing process may affect our consolidated financial results. We have undertaken various strategic initiatives to try to mitigate any foreseeable supply disruptions with respect to our ink requirements, including entering into a long term supply arrangement with a single supplier for a substantial portion of our ink supply. Certain contractual protections exist in our relationship with such supplier, such as price and quality protections and an ability to seek alternative sources of ink if the supplier breaches or is unable to perform certain of its obligations, which are intended to mitigate the risk of ink-related supply disruptions. Except for our long-term supply arrangement regarding ink, we do not consider ourselves to be dependent upon any single vendor as a source of supply for our businesses, and we believe that sufficient alternative sources for the same, similar or alternative products are available.

Changes in the price of crude oil and other energy costs impact our ink suppliers and manufacturing costs. Crude oil and energy prices continue to be volatile and have fallen significantly over the last two years. Should prices increase, we generally cannot pass on to customers the impact of higher energy prices on our manufacturing costs. We do enter into fixed price contracts for a portion of our natural gas purchases to mitigate the impact of changes in energy prices and we may continue to do so after the Separation. We cannot predict sudden changes in energy prices and the impact that possible future changes in energy prices might have upon either future operating costs or customer demand and the related impact either will have on our consolidated annual results of operations, financial position or cash flows.

Employees

As of June 30, 2016 and December 31, 2015, we had 22,162 and 21,588 employees in our Company, respectively.

The table below summarizes the number of our U.S. and international employees as of the end of the periods indicated.

	As of June 30,	As of December 31,
As of December 31,	2016	2015	2014	2013	2012	2011
U.S. Employees	17,323	16,451	16,398	16,439	17,117	17,912
International Employees	4,839	5,137	5,215	4,101	3,956	4,123

Total Employees	22,162	21,588	21,613	20,540	21,073	22,035

As of June 30, 2016 and December 31, 2015, approximately 711 and 702 of our U.S. employees were covered by collective bargaining agreements at four of our U.S. facilities, respectively, representing approximately 4% of our U.S. workforce as of each of those dates. Additionally, we have collective bargaining agreements with unionized employees in Canada, Mexico, Brazil and Poland. We have not experienced a work stoppage during the past five years. Management believes that our relationships with our employees and collective bargaining groups are good.

Technology

LSC has a broad portfolio of technology capabilities that are utilized in the delivery of products and services to our customers. We believe that proprietary technology is required where it will provide a competitive advantage or where the desired technology is not readily available in the marketplace, and, as such, our proprietary technology portfolio contains an array of applications and technological capabilities which are developed to perform different functions, including storefront, digital asset management and distribution, manufacturing systems, warehousing, logistics and list management services and data analytics solutions. Our technology strategy is focused on the continued investment in key technologies which support services and solutions that allow for creation, management, production, distribution and analytics of publisher content in multi-channels to maximize their distribution and return for each title. We are also focusing our technology capabilities on developments that will allow us to pursue strategic relationships, such as our recent relationship with a leading education, business and consumer publishing company, which has enabled our further expansion into end-to-end supply chain management. To implement our research and development strategy, we expect to primarily invest in the maintenance and enhancement of our technology footprint within our facilities and in development activities which allow us to create new and differentiating technology capabilities.

Cybersecurity

Our cybersecurity program is designed to meet the needs and expectations of our customers who entrust us with certain highly sensitive business information. Our infrastructure and technology, expansive and highly trained global workforce and comprehensive security and compliance program make us uniquely qualified to safely process, store and protect this customer information.

Our infrastructure and technology security capabilities are bolstered by our relationship with a leading data center services provider. Furthermore, our networks are monitored by intrusion detection services around the clock, and our systems and applications are routinely tested for vulnerabilities and are operated under a strict patch management program.

We employ a highly skilled IT workforce to implement our cybersecurity programs and to handle specific security responsibilities. As a result of annual mandatory security awareness training, our IT workforce is qualified to address security and compliance-related issues as they arise. Additionally, all of our IT employees are carefully screened, undergo a thorough background check and are bound by a nondisclosure agreement that details such employee’s security and legal responsibilities with regards to information handling.

We believe our security and compliance team also diminishes the risk of system compromise and data exposure by rapidly and effectively addressing security incidents as they arise.

Intellectual Property

We consider patents, trademarks and other proprietary rights to be important to our business. We own approximately 250 patents worldwide, including approximately 150 in office products, with the remainder falling into the following categories: bindery, co-mailing, gravure and offset and new media. Our bindery patents relate to manufacturing processes and systems used in the production of books, magazines and catalogs. Our co-mailing patents relate to combining printed publications in an efficient manner to achieve postal savings. Our new media patents relate to methods for creating and formatting digital content for electronic publications. Lastly, our office products patents include utility and design patents covering a range of office products such as binders, envelopes, file folders, index tab systems and storage boxes. In addition, we benefit from a patented ink formulation developed by RRD that we use in manufacturing digitally-printed books. It is contemplated that RRD will continue to supply this ink to us post-spin.

We also own approximately 300 trademarks worldwide, the majority of which are concentrated within our Office Products segment. Several of our most significant trademarks include registrations for the Adams, Ampad, Cardinal Brands, Oxford, Pendaflex and TOPS office products brands. Additionally, we own the rights to a group of trademarks relating to our e-media publishing services, such as Newsstand, LibreDigital, LibreMarket, LibrePublish and LibreAccess.

While we consider our patents, trademarks and other proprietary rights to be valued assets, we do not believe that our profitability and operations are dependent upon any single patent, trademark or similar proprietary right.

Environmental Compliance

Our operations are subject to various international, federal, state and local laws and regulations relating to the protection of the environment, including those governing discharges to air and water, the management and disposal of hazardous materials, the cleanup of contaminated sites and health and safety matters. In the United States, these laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and Superfund (the environmental program established in the Comprehensive Environmental Response, Compensation, and Liability Act to address abandoned hazardous waste sites), which imposes joint and severable liability on each potentially responsible party. We are committed to complying with these and all other applicable environmental, health, and safety laws, and in order to reduce the risk of non-compliance, we maintain a Global Environmental, Health and Safety program that includes an appropriate policy and standards, staff dedicated to environmental, health, and safety issues, and other measures.

While it is our policy to conduct our global operations in accordance with all applicable laws, regulations and other requirements, from time to time, our properties, products or operations may be affected by environmental issues. It is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that we may undertake in the future. However, in the opinion of management, compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material adverse effect on our consolidated annual results of operations, financial position or cash flows.

Properties

Our principal executive office is currently located in leased office space at 35 West Wacker Drive, Chicago, IL 60601. Upon the Distribution, we expect to occupy separate office space from RRD at this location. We operate in 85 leased or owned facilities in approximately 24 states in the U.S., which encompass approximately 24.5 million square feet. We lease or own 16 international facilities in five countries which encompass approximately 2.9 million square feet. Of our U.S. and international facilities, approximately 20.0 million square feet is owned, with approximately 18.0 million square feet in our 40 owned facilities in the U.S. and approximately 2.0 million square feet in our seven owned international facilities. The remaining approximately 7.4 million square feet of space is leased, comprised of 47 U.S. facilities and eight international facilities. Five of our international facilities service our Print segment. In Europe, we have a production platform consisting of three facilities in Poland that cost effectively produce products for distribution throughout the continent. In Mexico, we have two production facilities centrally located near Mexico City. We have 41 production facilities in the U.S. and 12 international manufacturing facilities. Our facilities are reasonably maintained and suitable for the operations conducted in them. While we have a facility that provides the majority of our mailing services, which is located in Bolingbrook, Illinois, we do not believe that this facility, or any other facility, is individually material to our business. In addition, we own or lease additional land for use as parking lots and other purposes in the U.S.

Legal Proceedings

From time to time, our customers and others file voluntary petitions for reorganization under United States bankruptcy laws. In such cases, certain pre-petition payments received by us from these parties could be considered preference items and subject to return. In addition, we are party to certain litigation arising in the ordinary course of business. Management believes that the final resolution of these preference items and litigation will not have a material effect on our consolidated results of operations, financial position or cash flows.

DIVIDEND POLICY

The timing, declaration, amount and payment of any future dividends to LSC stockholders will fall within the discretion of our Board. Our Board’s decisions regarding the payment of future dividends will depend on many factors, including our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payment of dividends. There can be no assurance that we will pay a dividend in the future or that we will continue to pay any dividend if we do commence paying dividends. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.”

CAPITALIZATION

The following table sets forth the unaudited cash and capitalization of LSC as of June 30, 2016, on a historical basis and on a pro forma basis to give effect to the Separation, the Distribution and the anticipated financing transactions as if they occurred on June 30, 2016. You can find an explanation of the pro forma adjustments made to our historical combined financial statements under “Unaudited Pro Forma Combined Financial Information.” You should review the following table in conjunction with “Unaudited Pro Forma Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and accompanying notes included elsewhere in this Information Statement.

	As of June 30, 2016
	Historical	As Adjusted(1)
	(unaudited)	(unaudited)
Cash and cash equivalents	$64.5	$50.0

Indebtedness:
Capital leases	7.4	7.4
Revolving facility under new senior secured credit facility(2)	—	—
Term loans under new senior secured credit facility(2)(3)	—	425.0
Senior secured notes(3)	—	400.0
Total indebtedness	7.4	832.4

Equity:
Common stock, par value $0.01 per share	—	—
Additional paid-in-capital	—	848.5
Net parent company investment	1,468.0	—
Accumulated other comprehensive earnings (losses)	(207.1)	(655.6)
Total equity	1,260.9	192.9

Total capitalization	$1,268.3	$1,025.3

(1)	The “as adjusted” column is presented for illustrative purposes only.
(2)	Our senior secured credit facility, which will include a $425.0 million principal amount term loan facility and a $400.00 million revolving credit facility, is described in more detail below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
(3)	The amounts shown are the gross amounts, which do not give effect to any discount.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet as of June 30, 2016 and unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2016 and for the year ended December 31, 2015 are based on the historical combined financial statements of LSC. The unaudited pro forma combined financial statements presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined annual financial statements and corresponding notes thereto included elsewhere in this Information Statement. The unaudited pro forma combined financial statements reflect certain known impacts as a result of the Separation of the Company from RRD and Donnelley Financial. The unaudited pro forma combined financial statements have been prepared giving effect to the Separation and the Distribution as if the transaction had occurred as of January 1, 2015 for the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2016 and the year ended December 31, 2015, and as of June 30, 2016 for the unaudited pro forma condensed combined balance sheet.

The unaudited pro forma combined financial information set forth below has been derived from the combined annual and the condensed combined interim financial statements of LSC included elsewhere in this Information Statement. The unaudited pro forma combined financial information also reflects certain assumptions that we believe are reasonable given the information currently available.

The costs to operate our business as an independent public entity are expected to exceed the historical allocations, including corporate and administrative charges from RRD by approximately $4.8 million for the six months ended June 30, 2016 reflected in the accompanying condensed combined financial statements and $9.5 million for the year ended December 31, 2015 reflected in the accompanying annual combined financial statements presented elsewhere in this Information Statement, and principally relate to areas that include, but are not limited to:

•	additional personnel including finance, accounting, compliance, tax, treasury, internal audit and legal;

•	additional professional fees associated with audits, tax, legal and other services;

•	increased insurance premiums;

•	costs relating to board of directors’ fees;

•	stock market listing fees, investor relations costs and fees for preparing and distributing periodic filings with the SEC; and

•	other administrative costs and fees, including anticipated incremental executive compensation costs related to existing and new executive management.

The preliminary estimates for these net incremental expenses range between approximately $7.0 million and $12.0 million on an annual basis going forward. The pro forma impact of such incremental costs has not been reflected herein as many of the costs expected to comprise this increase are not factually supportable at this time. Actual expenses could vary from this range estimate and such variations could be material.

Costs related to the Separation of approximately $30.3 million and $13.6 million have been incurred by RRD for the six months ended June 30, 2016 and the year ended December 31, 2015, respectively. These costs are related to consulting, tax advice, legal and other expenses. Of these costs, $3.3 million are included in LSC’s condensed combined statement of operations for the six months ended June 30, 2016 and $1.3 million are included in LSC’s combined statement of operations for the year ended December 31, 2015. LSC expects to incur additional costs of approximately $3.1 million prior to the Separation.

The unaudited pro forma combined financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had LSC operated historically as a company independent of RRD or if the Separation and the Distribution had occurred on the dates indicated. The unaudited pro forma combined financial information also should not be considered representative of our future combined financial condition or combined results of operations.

LSC Communications

Unaudited Pro Forma Combined Statement of Operations

For the Six Months Ended June 30, 2016

	Historical	Pro Forma Adjustments		Pro Forma
Net sales	$1,786.1	$—		$1,786.1
Cost of sales (exclusive of depreciation and amortization)	1,375.2	92.2	(I)	1,467.4
Cost of sales with RRD and affiliates (exclusive of depreciation and amortization)	92.2	(92.2)	(I)	—

Total cost of sales	1,467.4	—		1,467.4
Selling, general and administrative expenses (exclusive of depreciation and amortization)	130.8	(9.5)	(G)	121.3
Restructuring, impairment and other charges—net	8.0	—		8.0
Depreciation and amortization	89.1	—		89.1

Income from operations	90.8	9.5		100.3
Interest (income) expense	(0.8)	33.1	(A)	32.3
Investment and other expense—net	0.4	—		0.4

Earnings before income taxes	91.2	(23.6)		67.6
Income tax expense	32.2	(8.7)	(B)	23.5

Net earnings	$59.0	$(14.9)		$44.1

Unaudited Pro Forma Earnings per
Basic			(C)
Diluted			(D)
Average number of shares used in calculating earnings per share
Basic			(C)
Diluted			(D)

LSC Communications

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2015

	Historical	Pro Forma Adjustments		Pro Forma
Net sales	$3,742.9	$—		$3,742.9
Cost of sales (exclusive of depreciation and amortization)	2,874.0	218.9	(H, I)	3,092.9
Cost of sales with RRD and affiliates (exclusive of depreciation and amortization)	215.9	(215.9)	(I)	—

Total cost of sales	3,089.9	3.0		3,092.9
Selling, general and administrative expenses (exclusive of depreciation and amortization)	280.3	(14.7)	(G)	265.6
Restructuring, impairment and other charges—net	56.5	—		56.5
Depreciation and amortization	181.4	—		181.4

Income from operations	134.8	11.7		146.5
Interest (income) expense	(2.5)	66.2	(A)	63.7
Investment and other (income) expense—net	(0.2)	—		(0.2)

Earnings before income taxes	137.5	(54.5)		83.0
Income tax expense	63.9	(20.0)	(B)	43.9

Net earnings	$73.6	$(34.5)		$39.1

Unaudited Pro Forma Earnings per
Basic			(C)
Diluted			(D)
Average number of shares used in calculating earnings per share
Basic			(C)
Diluted			(D)

LSC Communications

Unaudited Pro Forma Combined Balance Sheet

As of June 30, 2016

	Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Cash and cash equivalents	$64.5	$(14.5)	(J)	$50.0
Receivables, less allowances for doubtful accounts of $11.3	574.7	—		574.7
Inventories	238.1	—		238.1
Prepaid expenses and other current assets	20.3	—	(J)	20.3

Total current assets	897.6	(14.5)		883.1

Property, plant and equipment-net	663.6	—		663.6
Goodwill	81.2	—		81.2
Other intangible assets-net	138.8	—		138.8
Deferred income taxes	35.3	23.3	(B, G)	58.6
Other noncurrent assets	87.7	3.8	(E, H)	91.5

Total assets	$1,904.2	$12.6		$1,916.8

LIABILITIES
Accounts payable	236.9	—		236.9
Accrued liabilities	175.1	10.7	(H)	185.8
Short-term debt	4.1	21.3	(E)	25.4

Total current liabilities	416.1	32.0		448.1

Long-term debt	—	784.0	(E)	784.0
Pension liabilities	—	374.0	(G)	374.0
Noncurrent restructuring liabilities	16.7	—		16.7
Noncurrent multi-employer pension liabilities	40.7	—		40.7
Deferred income taxes	135.9	(135.9)	(B)	—
Other noncurrent liabilities	33.9	26.5	(H)	60.4

Total liabilities	643.3	1,080.6		1,723.9

EQUITY
Accumulated other comprehensive loss	(207.1)	(448.5)	(G, H)	(655.6)
Net parent company investment	1,468.0	(1,468.0)	(F)	—
Common Stock	—	—	(F)	—
Additional paid-in-capital	—	848.5	(F)	848.5

Total equity	1,260.9	(1,068.0)		192.9

Total liabilities and equity	$1,904.2	$12.6		$1,916.8

LSC Communications

Notes to Unaudited Pro Forma Combined Financial Statements

(A) Reflects interest expense related to approximately $825.0 million in debt that LSC Communications expects to issue and related amortization of debt issuance costs. Based on LSC Communications’ currently expected debt rating and current financial market conditions, the weighted average interest rate on the debt is expected to be approximately 7.5%. Interest expense was calculated assuming constant debt levels throughout the periods. Interest expense may be higher or lower if LSC Communications’ actual interest rate or credit ratings change from expected levels. A 1% change in the annual interest rate would change net income by approximately $5.0 million on an annual basis.

(B) The tax expense was calculated at an estimated marginal tax rate of 37.0% applied to the related pre-tax pro forma adjustments. The deferred tax impact from changes in temporary differences was calculated utilizing an estimated income tax rate of 39.0%. These rates reflect the U.S. marginal tax rate taking into consideration the nature of the adjustment.

(C) The number of LSC Communications shares used to compute basic earnings per share for the year ended December 31, 2015 and for the six months ended June 30, 2016 is based on the number of shares of LSC Communications common stock assumed to be outstanding on the Distribution Date, based on the number of RRD common shares outstanding on December 31, 2015 and June 30, 2016, respectively, assuming a Distribution Ratio of [●] shares of LSC Communications common stock for each share of RRD common shares outstanding and the retention by RRD of [●]% interest in LSC. The number of RRD shares used to determine the assumed distribution reflects the RRD shares outstanding as of each balance sheet date, which is the most current information as of the date of those financial statements.

(D) The number of LSC Communications shares used to compute diluted earnings per share is based on the number of basic shares of LSC Communications common stock as described in Note C above, plus incremental shares assuming exercise of dilutive outstanding options and restricted stock awards.

(E) Reflects the issuance of approximately $825.0 million in debt, less debt issuance costs of $19.7 million, and the net distribution of $805.3 million of cash to RRD. The net distribution to RRD is included in the pro forma adjustments to additional paid-in-capital. Also included in other noncurrent assets is a $5.0 million adjustment for debt issuance costs related to entering into the revolving credit agreement.

(F) On the Distribution Date, RRD’s net investment in LSC Communications will be redesignated as LSC Communications Shareholders’ Equity and will be allocated [●] million to common stock and [●] million to additional paid-in-capital based on the number of shares of LSC Communications common stock outstanding at the Distribution Date. This adjustment also reflects the impact of the other pro forma adjustments reflected within the balance sheet. The adjustments are summarized below:

Impact of pro forma adjustments	$(619.5)
Redesignation of net parent investment	1,468.0
Common Stock adjustment	[●]

Total Additional Paid-in-Capital Adjustment	$848.5

(G) Effective as of the Distribution Date, RRD expects to transfer certain defined benefit pension plan net liabilities associated with LSC’s active, retired and certain other employees. The net benefit obligations we will assume include an estimated net benefit plan liability of $374.0 million (consisting of a total benefit plan liability of $2,437.0 million, net of plan assets having fair market value of $2,063.0 million), accumulated other comprehensive loss, net of tax, of $494.0 million, and $144.4 million of related deferred tax assets. The estimated amount of incremental pension income is $14.7 million for 2015 and $9.5 million for the six months ended June 30, 2016. Our estimates may change as we approach the Distribution Date and continue to refine our estimates of the net liability transfers as of that date. The actual assumed net benefit plan obligations and incremental income could change materially from our estimates.

(H) Reflects the workers’ compensation recovery asset included in other noncurrent assets of $2.7 million ($1.7 million net of tax), short-term workers’ compensation liability of $10.7 million ($6.6 million net of tax) and long-term workers’ compensation liability of $26.5 million ($16.3 million net of tax) to be transferred to LSC Communications from RRD upon Separation. This also reflects the impact of the removal of the UK pension plan, which will be transferred to RRD from LSC Communications under the Separation and Distribution Agreement. The transfer of this plan would reduce other noncurrent assets by $3.9 million, accumulated other comprehensive loss by $45.5 million and would increase operating expenses within selling, general and administrative expenses by $3.0 million for 2015.

(I) Reflects the reclassification of cost of sales from affiliates to cost of sales.

(J) Reflects cash to be transferred to parent for working capital purposes. The Separation and Distribution Agreement also includes a provision for RRD to make a future cash payment to LSC no later than six months following the Separation. Based on current assumptions, a receivable of $[●] has been included in the pro forma adjustments related to this amount.

Pro Forma Contractual Cash Obligations and Other Commitments and Contingencies

The following table summarizes payments due under our significant contractual commitments as of December 31, 2015 on a pro-forma basis to reflect the issuance of debt as if it had taken place at December 31, 2015:

	Payments Due In
	Total	2016	2017	2018	2019	2020	Thereafter
	(in millions)
Pro forma debt (a)	$825.0	$21.3	$21.3	$21.3	$21.3	$21.3	$718.5
Multi-employer pension plan withdrawal obligations	142.2	9.2	9.2	9.2	9.2	9.2	96.2
Operating leases (b)	87.3	24.9	21.9	13.0	10.0	6.0	11.5
Deferred compensation	18.4	3.0	5.5	2.5	0.2	0.7	6.5
Pension and other postretirement benefits plan contributions (c)	6.4	5.8	0.6	—	—	—	—
Incentive compensation	8.2	8.2	—	—	—	—	—
Capital leases (d)	5.2	2.6	2.6	—	—	—	—
Outsourced services	1.6	1.1	0.4	0.1	—	—	—
Other (e)	30.7	29.7	0.3	0.3	0.4	—	—

Total as of December 31, 2015	$1,125.0	$105.8	$61.8	$46.4	$41.1	$37.2	$832.7

(a)	Amounts presented relate to the principal amounts of the expected debt and excludes the related interest expense that will be paid when due, fair value adjustments, discounts, premiums and loan origination fees.
(b)	Operating leases include obligations to landlords.
(c)	Pension plan contributions are an estimate for 2016 and 2017 and do not include the obligations for subsequent periods, as the Company is unable to reasonably estimate the ultimate amounts.
(d)	Amounts represent the expected cash payments of our capital leases, which includes interest expense.
(e)	Other represents employee restructuring-related severance payments ($13.1 million) and purchases of property, plant and equipment ($10.6 million). Additionally, the Company has included $4.6 million of uncertain tax liabilities that are classified as current liabilities in the Combined Balance Sheets as payments due in 2016.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table presents LSC Communications’ selected historical combined financial data. The selected historical combined statements of operations data for the years ended December 31, 2015, 2014 and 2013 and the selected combined balance sheet data as of December 31, 2015 and 2014 are derived from its audited combined financial statements. The selected historical condensed combined statements of operations data for the six months ended June 30, 2016 and 2015 and the selected condensed combined balance sheet data as of June 30, 2016 are derived from its unaudited condensed combined financial statements. This financial information is included within the “Index to Combined Financial Statements” section of this Information Statement. The selected historical combined statements of operations data for the years ended December 31, 2012 and 2011 and the selected combined balance sheet data as of June 30, 2015 and December 31, 2013, 2012 and 2011 are derived from LSC Communications’ unaudited combined financial statements that are not included in this Information Statement. The unaudited combined financial statement data has been prepared on a basis consistent with LSC Communications’ audited combined financial statements.

The selected historical combined financial data includes certain expenses of RRD that were allocated to LSC Communications for certain corporate functions, including healthcare and pension, general corporate expenses related to information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. These costs may not be representative of the future costs LSC Communications may incur as an independent, publicly traded company. In addition, LSC Communications’ historical combined financial information does not reflect changes that LSC Communications expects to experience in the future as a result of LSC Communications’ separation from RRD, including changes in LSC Communications’ cost structure, personnel needs, tax structure, financing and business operations. Accordingly, these historical results should not be relied upon as an indicator of LSC Communications’ future performance.

The historical combined financial statements do not reflect the allocation of certain net liabilities between LSC Communications and RRD as shown under “Unaudited Pro Forma Combined Financial Information” in this Information Statement. As a result, the combined financial information included herein may not completely reflect LSC Communications’ financial position, results of operations and cash flows in the future or what its financial position, results of operation and cash flows would have been had LSC Communications been an independent, publicly traded company during the periods presented.

For a better understanding, this section should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Unaudited Pro Forma Combined Financial Information” and accompanying notes included elsewhere in this Information Statement.

	Six Months Ended June 30,		Year Ended December 31,
(in millions)	2016	2015	2015	2014	2013	2012	2011
Combined statements of operations data:
Net sales	$1,786.1	$1,739.9	$3,742.9	$3,853.4	$3,741.0	$3,878.5	$4,167.1
Net earnings (loss)	59.0	20.9	73.6	58.0	94.5	(645.8)	208.9

Combined balance sheet data:
Total assets	1,904.2	2,128.2	2,011.1	1,869.1	2,035.0	2,198.2	3,315.9

Reflects results of acquired businesses from the relevant acquisition dates. See Note 2, Business Combinations to the Condensed Combined Financial Statements and Note 3, Business Combinations to the Combined Financial Statements for details on acquisitions.

Includes the following significant items:

•	For the six months ended June 30, 2016: Pre-tax restructuring, impairment and other charges of $8.0 million ($5.1 million after-tax); pre-tax charge of $0.5 million ($0.3 million after-tax) for lump-sum pension settlement payments;

•	For the six months ended June 30, 2015: Pre-tax restructuring, impairment and other charges of $27.0 million ($15.3 million after-tax); pre-tax charges of $13.6 million for acquisition-related expenses ($12.9 million after-tax), pre-tax charges of $3.2 million ($2.0 million after-tax) for inventory purchase accounting adjustments for Courier;

•	For 2015: Pre-tax restructuring, impairment and other charges of $56.5 million ($38.9 million after-tax), pre-tax charges of $13.8 million for acquisition-related expenses ($13.1 million after-tax), pre-tax charges of $10.8 million ($6.9 million after-tax) for inventory purchase accounting adjustments for Courier, tax expense of $6.0 million was recorded due to the receipt of an unfavorable court decision related to payment of prior year taxes in an international jurisdiction;

•	For 2014: Pre-tax restructuring, impairment and other charges of $131.5 million ($100.3 million after-tax), pre-tax gain of $9.5 million ($9.5 million after-tax) related to the acquisition of Esselte, pre-tax charges of $2.2 million ($1.4 million after-tax) for inventory purchase accounting adjustments for Esselte, pre-tax charges of $1.4 million ($0.9 million after-tax) for acquisition-related expenses;

•	For 2013: Pre-tax restructuring, impairment and other charges of $79.3 million ($50.5 million after-tax), $2.5 million pre-tax impairment loss ($1.6 million after-tax) on an equity investment, and pre-tax charges of $1.0 million ($0.7 million after-tax) for acquisition-related expenses;

•	For 2012: Pre-tax restructuring, impairment and other charges of $883.7 million ($819.7 million after-tax); and

•	For 2011: Pre-tax restructuring, impairment and other charges of $55.2 million ($35.7 million after-tax).

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the audited combined financial statements and corresponding notes and the unaudited pro forma combined financial statements and corresponding notes included elsewhere in this information statement. Any forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. The forward-looking statements are subject to a number of important factors, including those factors discussed under “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements,” that could cause our actual results to differ materially from those indicated in any forward-looking statements.

Spin-off Transaction

On August 4, 2015, RRD announced that its Board intends to create three independent public companies through the Separation: (i) the Company, which will be a publishing and retail-centric print services and office products company, (ii) Donnelley Financial, which will be a financial communications and data services company and (iii) a global, customized multichannel communications management company, which will be the business of RRD after the Separation. The transactions are expected to take the form of a tax-free distribution to RRD shareholders of at least 80% of the shares of common stock of the Company and Donnelley Financial. The transactions are subject to customary conditions, including obtaining a private letter ruling from the Internal Revenue Service (which RRD has received) and tax opinions, execution of intercompany agreements and final approval by the RRD Board. For a description of the conditions, see “The Separation and the Distribution—Conditions to the Distribution.”

Structure of Transaction

LSC Communications was incorporated on February 22, 2016 as a wholly-owned subsidiary of RRD. Prior to the distribution of at least 80% of the Company’s outstanding shares of common stock to holders of RRD’s common stock, which we refer to as the Distribution, following a series of internal restructuring transactions we will own the subsidiaries, businesses and other assets owned by RRD, directly or indirectly, that are described in this Information Statement.

Basis of Presentation

The accompanying combined financial statements have been prepared on a stand-alone basis and are derived from RRD’s consolidated financial statements and accounting records. The combined financial statements include the financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States (GAAP).

The combined financial statements include the allocation of certain assets and liabilities that have historically been held at the RRD corporate level but which are specifically identifiable or attributable to the Company. Cash and cash equivalents held by RRD were not allocated to LSC Communications unless they were held in a legal entity that will be transferred to LSC Communications. All intercompany transactions and accounts have been eliminated. All intracompany transactions between RRD and LSC Communications are considered to be effectively settled in the combined financial statements at the time the transaction is recorded with the exception of a note receivable from RRD and its affiliates. The total net effect of the settlement of these intracompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as net parent company investment. Net parent company investment is primarily impacted by contributions from RRD which are the result of treasury activities and net funding provided by or distributed to RRD.

The combined financial statements include certain expenses of RRD which were allocated to LSC Communications for certain corporate functions, including healthcare and pension, general corporate expenses related to information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. These expenses have been allocated to the Company on the basis of direct usage, when available, with the remainder allocated on a pro rata basis by revenue, employee headcount, or other measures. The Company considers the allocation methodology and results to be reasonable for all periods presented; however, these allocations may not be indicative of the actual expenses that LSC Communications would have incurred as an independent public company or the costs it may incur in the future.

The income tax amounts in these combined financial statements have been calculated based on a separate income tax return methodology and presented as if the Company’s operations were separate taxpayers in the respective jurisdictions.

RRD maintains various benefit and share-based compensation plans at a corporate level. LSC Communications’ employees participate in those programs and a portion of the cost of those plans is included in LSC Communications’ combined financial statements. However, LSC Communications’ combined balance sheets do not include any equity related to share-based compensation plans or any net benefit plan obligations unless the benefit plan covers only active and inactive LSC Communications employees. See Notes 12 and 15 of the Combined Financial Statements for a further description of the accounting for benefit plans and share-based compensation, respectively.

LSC Communications generates a portion of its net sales from sales to RRD’s subsidiaries. Additionally, LSC Communications utilizes RRD for freight and logistics when shipping finished goods to its customers. Included in the combined financial statements are net sales to RRD of $35.3 million, $35.3 million, $64.4 million, $62.6 million and $62.5 million and cost of sales related to freight, logistics and premedia services purchased from RRD of $92.2 million, $102.4 million, $215.9 million, $243.7 million and $241.3 million for the six months ended June 30, 2016 and 2015 and the years ended December 31, 2015, 2014 and 2013, respectively. Intercompany receivables and payables with RRD are reflected within net parent company investment in the accompanying combined financial statements. See Note 1, Overview and Basis of Presentation to the Combined Financial Statements for further discussion.

Business Overview

LSC Communications offers a broad scope of print-related capabilities and is a global leader in print and print-related services and office products. The Company serves the needs of publishers, merchandisers and retailers worldwide with a portfolio of products, services and technology solutions that includes print, office products, e-services, warehousing, fulfillment services and supply chain management. LSC Communications prints magazines, catalogs, retail inserts, books and directories, and its office products offerings include filing products, note-taking products, binders, tax and stock forms and envelopes. The Company has two business segments:

•	Print. The Print segment produces magazines, catalogs, retail inserts, books and directories. The segment also provides certain print-related services, including mail-list management and sortation and e-book formatting, and distribution. The segment has operations in the U.S., Europe, and Mexico.

•	Office Products. The Office Products segment produces products in five core categories: filing products, note-taking products, binders, tax and stock forms and envelopes under the TOPS, Cardinal, Adams, Ampad, Pendaflex and Oxford brand names and under private label. Customers in the Office Products segment are primarily office products superstores, office supply wholesalers, mass merchandisers and independent contract stationers.

For a more detailed description of the Company’s business segments and product and service offerings, see “Business.”

Factors Affecting Operating Results

The operating results of LSC Communications are impacted by technological changes, including the electronic distribution of documents and data, which will continue to impact the market for our products and services. Electronic communication technology has eliminated or reduced the role of many traditional printed products and has continued to drive electronic substitution across many of our products, which has adversely affected our business and the results of operations.

There is excess capacity in the print and related services industry, which has resulted in continued downward price pressures. We believe that total costs for our products and services will continue to be a focal point for our customers in coming years and continued price pressures could adversely affect our results of operations.

The Company has implemented a number of strategic initiatives to reduce its overall cost structure and improve efficiency, including the restructuring, reorganization and integration of operations and streamlining of administrative and support activities.

For a further discussion on trends, uncertainties and other factors that could impact our operating results, see the section entitled “Risk Factors” included elsewhere in this Information Statement.

Significant Accounting Policies and Critical Estimates

The preparation of combined financial statements, in conformity with GAAP, requires the extensive use of management’s estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. Estimates are used when accounting for items and matters including, but not limited to, allowance for uncollectible accounts receivable, inventory obsolescence, asset valuations and useful lives, taxes, restructuring and other provisions and contingencies.

Revenue Recognition

The Company recognizes revenue for the majority of its products upon the transfer of title and risk of ownership, which is generally upon shipment to the customer. Because the majority of the Company’s products are customized, product returns are not significant; however, the Company accrues for the estimated amount of customer credits at the time of sale. Revenue from the Company’s co-mail and list services operations is recognized when services are completed. Refer to Note 2, Significant Accounting Policies, to the Combined Financial Statements for further discussion.

Certain revenues earned by the Company require significant judgment to determine if revenue should be recorded gross, as a principal, or net of related costs, as an agent. Billings for shipping and handling costs are recorded gross. Many of the Company’s operations process materials, primarily paper, that may be supplied directly by customers or may be purchased by the Company and sold to customers. No revenue is recognized for customer-supplied paper, but revenues for Company-supplied paper are recognized on a gross basis. As a result, the Company’s reported sales and margins may be impacted by the mix of customer-supplied paper and Company-supplied paper.

Goodwill and Other Long-Lived Assets

The Company’s methodology for allocating the purchase price of acquisitions is based on established valuation techniques that reflect the consideration of a number of factors, including valuations performed by third-party appraisers when appropriate. Goodwill is measured as the excess of the cost of an acquired entity over the fair value assigned to identifiable assets acquired and liabilities assumed. Based on its current organization structure, the Company has identified five reporting units for which cash flows are determinable and to which goodwill may be allocated. Goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit.

The Company performs its goodwill impairment tests annually as of October 31, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company also performs an interim review for indicators of impairment each quarter to assess whether an interim impairment review is required for any reporting unit. As part of its interim reviews, management analyzes potential changes in the value of individual reporting units based on each reporting unit’s operating results for the period compared to expected results as of the prior year’s annual impairment test. In addition, management considers how other key assumptions, including discount rates and expected long-term growth rates, used in the last annual impairment test, could be impacted by changes in market conditions and economic events.

As of October 31, 2015, two reporting units had goodwill: book and office products. The magazines, catalogs and retail inserts, directories, and Europe reporting units had no goodwill as of October 31, 2015. Management assessed goodwill impairment risk by first performing a qualitative review of entity specific, industry, market and general economic factors for each reporting unit. In cases where the Company is not able to conclude that it is more likely than not that the fair values of our reporting units are greater than their carrying values, a two-step method for determining goodwill impairment is applied.

Quantitative Assessment for Impairment

For the remaining two reporting units with goodwill, a two-step method was used for determining goodwill impairment. In the first step (Step One), the Company compared the estimated fair value of each reporting unit to its carrying value, including goodwill. If the carrying value of a reporting unit exceeded the estimated fair value, the second step (Step Two) is completed to determine the amount of the impairment charge. Step Two requires the allocation of the estimated fair value of the reporting unit to the assets, including any unrecognized intangible assets, and liabilities in a hypothetical purchase price allocation. Any remaining unallocated fair value represents the implied fair value of goodwill, which is compared to the corresponding carrying value of goodwill to compute the goodwill impairment charge. The results of Step One of the goodwill impairment test as of October 31, 2015, indicated that the estimated fair values for both reporting units exceeded their respective carrying values. Therefore, the Company did not perform Step Two for any of the reporting units.

As part of its impairment test for these reporting units, the Company engaged a third-party appraisal firm to assist in the Company’s determination of the estimated fair values. This determination included estimating the fair value of each reporting unit using both the income and market approaches. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows, discount rates and the allocation of shared or corporate items. The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping. The Company weighted both the income and market approach equally to estimate the concluded fair value of each reporting unit.

The determination of fair value in Step One and the allocation of that value to individual assets and liabilities in Step Two, if necessary, requires the Company to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industries in which the Company competes; the discount rate; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization, restructuring charges and capital expenditures. The allocation of fair value under Step Two requires several analyses to determine the fair value of assets and liabilities including, among others, trade names, customer relationships, and property, plant and equipment.

As a result of the 2015 annual goodwill impairment test, the Company did not recognize any goodwill impairment charges as the estimated fair values of all reporting units exceeded their respective carrying values and no reporting units were at risk of goodwill impairment.

Goodwill Impairment Assumptions

Although the Company believes its estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting units, the amount of the goodwill impairment charge, or both. Future declines in the overall market value of the Company’s equity and debt securities may also result in a conclusion that the fair value of one or more reporting units has declined below its carrying value.

One measure of the sensitivity of the amount of goodwill impairment charges to key assumptions is the amount by which each reporting unit “passed” (fair value exceeds the carrying value) or “failed” (the carrying value exceeds fair value) Step One of the goodwill impairment test. Both reporting units passed Step One, with fair values that exceeded their carrying values. Relatively small changes in the Company’s key assumptions would not have resulted in any reporting units failing Step One.

Generally, changes in estimates of expected future cash flows would have a similar effect on the estimated fair value of the reporting unit. That is, a 1% decrease in estimated annual future cash flows would decrease the estimated fair value of the reporting unit by approximately 1%. The estimated long-term net sales growth rate can have a significant impact on the estimated future cash flows, and therefore, the fair value of each reporting unit. A 1% decrease in the long-term net sales growth rate would have resulted in no reporting units failing Step One of the goodwill impairment test. Of the other key assumptions that impact the estimated fair values, most reporting units have the greatest sensitivity to changes in the estimated discount rate. The estimated discount rate for both book and office products reporting units was 8% as of October 31, 2015. A 1% increase in estimated discount rates would have resulted in no reporting units failing Step One. The Company believes that its estimates of future cash flows and discount rates are reasonable, but future changes in the underlying assumptions could differ due to the inherent uncertainty in making such estimates. Additionally, further price deterioration or lower volume could have a significant impact on the fair values of the reporting units.

Other Long-Lived Assets

The Company evaluates the recoverability of other long-lived assets, including property, plant and equipment and certain identifiable intangible assets, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. The Company performs impairment tests of indefinite-lived intangible assets on an annual basis or more frequently in certain circumstances. Factors that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business, a significant decrease in the market value of the assets or significant negative industry or economic trends. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the indicators, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the carrying value of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset’s carrying value over its fair value. The Company recognized non-cash impairment charges of $8.1 million during the year ended December 31, 2015, related to buildings and machinery and equipment, primarily as a result of restructuring actions.

Pension and Other Postretirement Benefit Plans

Benefit Plans Sponsored by RRD

LSC Communications’ employees participate in various pension and other postretirement healthcare plans sponsored by RRD. In LSC Communications’ combined financial statements, these plans are accounted for as multiemployer benefit plans and as a result the related net benefit obligations are not reflected in LSC Communications’ combined balance sheets. At the separation date, LSC Communications expects to record net benefit plan obligations transferred from RRD. LSC Communications’ combined statements of operations include expense allocations for these benefits. These expenses were funded through intercompany transactions with RRD which are reflected within net parent company investment in LSC Communications.

LSC Communications’ Pension and Other Postretirement Benefit Plans

Certain plans in LSC Communications’ U.K., Mexico, and U.S. operations are direct obligations of LSC Communications and are recorded in the combined financial statements. LSC Communications has recorded a net asset or liability to recognize the funded or unfunded status, respectively, of these plans in its combined balance sheets. The U.S. plans included in the combined financial statements are the result of the Company’s 2015 acquisition of Courier and 2014 acquisition of the North American operations of Esselte. At the date of the Distribution, it is expected that the U.K. plan will be transferred to RRD.

LSC Communications engages outside actuaries to assist in the determination of the obligations and costs under these plans. The Company records annual income and expense amounts relating to its pension and other postretirement benefits plans based on calculations which include various actuarial assumptions including discount rates, expected long-term rates of return, turnover rates, health care cost trend rates and compensation increases. The Company reviews its actuarial assumptions on an annual basis as of December 31 (or more frequently if a significant event requiring remeasurement occurs) and modifies the assumptions based on current rates and trends when it is appropriate to do so. The effects of modifications are recognized immediately on the combined balance sheets, but are generally amortized into operating earnings over future periods, with the deferred amount recorded in accumulated other comprehensive income (loss).

As of December 31, 2015, the Company changed the method used to estimate the interest cost components of net pension plan expense for its defined benefit pension plans. Historically, the interest cost components were estimated using a single weighted-average discount rate derived from the yield curve used to measure the projected benefit obligation at the beginning of the period. The Company has elected to use a full yield curve approach in the estimation of these interest components of net pension and other postretirement benefits plan expense by applying the specific spot rates along the yield curve used in the determination of the projected benefit obligation to the relevant projected cash flows. The Company made this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates and to provide a more precise measurement of interest costs. This change does not affect the measurement and calculation of the Company’s total benefit obligations. The Company has accounted for this change as a change in estimate and accordingly has accounted for it prospectively starting in the first quarter of 2016. The reduction in the interest cost components of net pension and other postretirement benefits plan expense for 2016 associated with this change in estimate is $2.6 million.

A one-percentage point change in the discount rates at December 31, 2015 would have the following effects on the accumulated benefit obligation and projected benefit obligation:

	1.0% Increase	1.0% Decrease
	(in millions)
Accumulated benefit obligation	$(56.2)	$69.3
Projected benefit obligation	(56.4)	69.6

Accounting for Income Taxes

In the Company’s combined financial statements, income tax expense and deferred tax balances have been calculated on a separate return basis although, with respect to certain entities, the Company’s operations have historically been included in the tax returns filed by the respective RRD entities of which the Company’s business was a part. In the future, as a stand-alone entity, the Company will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in the historical periods.

The Company has recorded deferred tax assets related to future deductible items, including domestic and foreign tax loss and credit carryforwards. The Company evaluates these deferred tax assets by tax jurisdiction. The utilization of these tax assets is limited by the amount of taxable income expected to be generated within the allowable carryforward period and other factors. Accordingly, management has provided a valuation allowance to reduce certain of these deferred tax assets when management has concluded that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be fully realized. If actual results differ from these estimates, or the estimates are adjusted in future periods, adjustments to the valuation allowance might need to be recorded. As of December 31, 2015 and 2014, valuation allowances of $105.6 million and $110.7 million, respectively, were recorded in the Company’s Combined Balance Sheets.

Deferred U.S. income taxes and foreign taxes are not provided on the excess of the investment value for financial reporting over the tax basis of investments in foreign subsidiaries because such excess is considered to be permanently reinvested in those operations. Management regularly evaluates whether foreign earnings are expected to be permanently reinvested. This evaluation requires judgment about the future operating and liquidity needs of the Company’s foreign subsidiaries. Changes in economic and business conditions, foreign or U.S. tax laws, or the Company’s financial situation could result in changes to these judgments and the need to record additional tax liabilities.

Commitments and Contingencies

The Company is subject to lawsuits, investigations and other claims related to environmental, employment, commercial and other matters, as well as preference claims related to amounts received from customers and others prior to their seeking bankruptcy protection. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the related liability is estimable, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available, the Company reassesses the related potential liability and may revise its estimates.

Restructuring

The Company records restructuring charges when liabilities are incurred as part of a plan approved by management with the appropriate level of authority for the elimination of duplicative functions, the closure of facilities, or the exit of a line of business, generally in order to reduce the Company’s overall cost structure. Total restructuring charges were $26.2 million for the year ended December 31, 2015. The restructuring liabilities may change in future periods based on several factors that could differ from original estimates and assumptions. These include, but are not limited to: contract settlements on terms different than originally expected; ability to sublease properties based on market conditions at rates or on timelines different than originally estimated; or changes to original plans as a result of acquisitions or other factors. Such changes may result in reversals of or additions to restructuring charges that could affect amounts reported in the combined statements of operations of future periods.

Accounts Receivable

The Company maintains an allowance for doubtful accounts receivable, which is reviewed for estimated losses resulting from the inability of its customers to make required payments for products and services. Specific customer provisions are made when a review of significant outstanding amounts, utilizing information about customer creditworthiness and current economic trends, indicates that collection is doubtful. In addition, provisions are made at differing rates, based upon the age of the receivable and the Company’s past collection experience. The allowance for doubtful accounts receivable was $10.9 million at December 31, 2015. The Company’s estimates of the recoverability of accounts receivable could change, and additional changes to the allowance could be necessary in the future if any major customer’s creditworthiness deteriorates or actual defaults are higher than the Company’s historical experience.

Share-Based Compensation

RRD maintains an incentive share-based compensation program for the benefit of its officers, directors and certain employees, including certain LSC Communications employees. Share-based compensation expense has been allocated to the Company based on the awards and terms previously granted to the Company’s employees as well as an allocation of expense related to RRD’s corporate and shared functional employees. The total compensation expense related to all share-based compensation plans was $5.5 million for the year ended December 31, 2015. See Note 15, Stock and Incentive Programs for Employees, to the Combined Financial Statements for further discussion.

Off-Balance Sheet Arrangements

Other than non-cancelable operating lease commitments, the Company does not have off-balance sheet arrangements, financings or special purpose entities.

Financial Review

In the financial review that follows, the Company discusses its condensed combined results of operations, financial position, cash flows and certain other information. The Company has not previously operated as an independent, stand-alone company, but rather as a part of RRD. There are limitations inherent in the preparation of all carve out financial statements due to the fact that the Company’s business was previously part of a larger organization. This discussion should be read in conjunction with the Company’s condensed combined financial statements and the related notes that begin on page F-1.

Results of Operations for the Six Months Ended June 30, 2016 as Compared to the Six Months Ended June 30, 2015

The following table shows the results of operations for the six months ended June 30, 2016 and 2015, which reflects the results of acquired businesses from the relevant acquisition dates:

	Six Months Ended June 30,
	2016	2015	$ Change	% Change
	(in millions, except percentages)
Net sales	$1,786.1	$1,739.9	$46.2	2.7%
Cost of sales (exclusive of depreciation and amortization)	1,375.2	1,353.9	21.3	1.6%
Cost of sales with RRD and affiliates (exclusive of depreciation and amortization)	92.2	102.4	(10.2)	(10.0%)

Total cost of sales	1,467.4	1,456.3	11.1	0.8%
Selling, general and administrative expenses (exclusive of depreciation and amortization)	130.8	137.8	(7.0)	(5.1%)
Restructuring, impairment and other charges-net	8.0	27.0	(19.0)	(70.4%)
Depreciation and amortization	89.1	86.1	3.0	3.5%

Income from operations	$90.8	$32.7	$58.1	177.7%

Combined

Net sales for the six months ended June 30, 2016 were $1,786.1 million, an increase of $46.2 million, or 2.7% compared to the six months ended June 30, 2015. On a pro forma basis, the Company’s net sales decreased by approximately $71.7 million or 3.9% (see Note 2, Business Combinations, to the Condensed Combined Financial Statements). Net sales increased due to the acquisition of Courier in June 2015 and higher volume in the book reporting unit, partially offset by price pressures, a $20.3 million, or 1.2%, decrease due to changes in foreign exchange rates, an $18.3 million, or 1.1%, decrease in pass-through paper sales, and lower volume in the magazines, catalogs and retail inserts and office products reporting units.

Cost of sales increased $11.1 million, or 0.8%, for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 including a $16.2 million, or 1.1%, decrease due to changes in foreign exchange rates. Additionally, cost of sales increased due to the acquisition of Courier and higher volume in the book reporting unit, partially offset by the impact of lower pass-through paper sales, lower volume in magazines, catalogs and retail inserts and synergies from the integration of Courier. As a percentage of net sales, cost of sales decreased 1.5% year-over-year primarily due to lower pass-through paper sales and synergies from the integration of Courier.

Selling, general and administrative expenses decreased $7.0 million to $130.8 million for the six months ended June 30, 2016 due to a decrease in acquisition-related expenses of $13.6 million, a $1.7 million, or 1.3%, decrease due to changes in foreign exchange rates and lower employee benefit expenses. This was partially offset by higher expenses as a result of the acquisition of Courier and costs related to the Separation. As a percentage of net sales, selling, general and administrative expenses decreased from 7.9% for the six months ended June 30, 2015 to 7.3% for the six months ended June 30, 2016. The decrease in acquisition-related expenses accounted for 0.8 percentage points.

For the six months ended June 30, 2016, the Company recorded net restructuring, impairment and other charges of $8.0 million compared to $27.0 million in the same period in 2015. In 2016, the Company incurred lease termination and other restructuring charges of $3.3 million. The Company also recorded net restructuring charges of $1.7 million for employee termination costs for 37 employees, substantially all of whom were terminated as of June 30, 2016 related to the announcement of one facility closure in the Print segment and the reorganization of certain operations. Additionally, the Company recorded other charges of $1.6 million primarily related to multi-employer pension withdrawal obligations unrelated to facility closures and $1.4 million of net impairment charges related to buildings, machinery and equipment associated with facility closings.

For the six months ended June 30, 2015, the Company recorded net restructuring, impairment and other charges of $27.0 million. These charges included other charges of $20.6 million, including Courier integration charges of $19.1 million for payments made to certain Courier employees upon the termination of Courier’s executive severance plan, immediately prior to the acquisition. The Company also recorded $3.5 million of employee termination costs for 227 employees, all of whom were terminated as of June 30, 2016, related to the reorganization of certain operations. Additionally, the Company incurred lease termination and other restructuring charges of $2.3 million for the six months ended June 30, 2015. For the six months ended June 30, 2015, the Company also recorded $0.6 million of net impairment charges primarily related to buildings and machinery and equipment associated with facility closings, net of gains on the sale of previously impaired other long-lived assets.

Depreciation and amortization increased $3.0 million to $89.1 million for the six months ended June 30, 2016 compared to the same period in 2015, due to higher depreciation and amortization expense resulting from the acquisition of Courier. Depreciation and amortization included $9.1 million and $6.3 million of amortization of other intangible assets related to customer relationships and trade names for the six months ended June 30, 2016 and 2015, respectively.

Income from operations for the six months ended June 30, 2016 increased by $58.1 million or 177.7% to $90.8 million as compared to the six months ended June 30, 2015. The increase was due to higher volume as a result of the acquisition of Courier, lower restructuring, impairment and other charges, synergies from the integration of Courier, and a decline in acquisition-related expenses, partially offset by price pressures and lower volume in the magazines, catalogs and retail inserts and office products reporting units.

	Six Months Ended June 30,
	2016	2015	$ Change	% Change
	(in millions, except percentages)
Interest income-net	$(0.8)	$(1.6)	$0.8	(50.0%)
Investment and other expense (income)	0.4	(0.1)	0.5	(500.0%)

Net interest income decreased by $0.8 million for the six months ended June 30, 2016 versus the same period in 2015, primarily due to a decrease in the average outstanding notes receivable from a RRD affiliate.

	Six Months Ended June 30,
	2016	2015	$ Change	% Change
	(in millions, except percentages)
Earnings before income taxes	$91.2	$34.4	$56.8	165.1%
Income tax expense	32.2	13.5	18.7	138.5%
Effective income tax rate	35.3%	39.2%

The effective income tax rate for the six months ended June 30, 2016 was 35.3% compared to 39.2% in the same period in 2015. The 2015 effective income tax rate reflected acquisition-related expenses of $13.6 million most of which were not tax deductible.

Information by Segment

The following tables summarize net sales, income (loss) from operations and certain items impacting comparability within each of the reportable segments and Corporate. The descriptions of the reporting unit generally reflect the primary products or services provided by each reporting unit. Included in these net sales amounts are sales of other products or services that may be produced within a reporting unit to meet customer needs and improve operating efficiency.

Print

	Six Months Ended June 30,
	2016	2015
	(in millions, except percentages)
Net sales	$1,516.0	$1,453.4
Income from operations	66.4	26.0
Operating margin	4.4%	1.8%
Restructuring, impairment and other charges-net	8.1	25.2
Purchase accounting inventory adjustment	—	3.2

	Net Sales for the Six Months June 30,
Reporting unit	2016	2015	$ Change	% Change
	(in millions, except percentages)
Magazines, catalogs and retail inserts	$784.4	$860.6	$(76.2)	(8.9%)
Books	530.8	378.4	152.4	40.3%
Europe	136.6	144.3	(7.7)	(5.3%)
Directories	64.2	70.1	(5.9)	(8.4%)

Total Print	$1,516.0	$1,453.4	$62.6	4.3%

Net sales for the Print segment for the six months ended June 30, 2016 were $1,516.0 million, an increase of $62.6 million, or 4.3%, compared to 2015. Net sales increased due to the acquisition of Courier and increased supply chain management and fulfillment volume, partially offset by an $18.3 million, or 1.3%, decrease in pass-through paper sales, an $18.0 million, or 1.2%, decrease due to changes in foreign exchange rates and price pressures and lower volume in the magazines, catalogs and retail inserts reporting unit. An analysis of net sales by reporting unit follows:

•	Magazines, catalogs and retail inserts: Sales declined due to decreases in pass-through paper sales, price pressures, reduced volume in catalogs and magazines and changes in foreign exchange rates, partially offset by increased volume in retail inserts.

•	Books: Sales increased as a result of the acquisition of Courier, increased volume in supply chain management and fulfillment and increases in pass-through paper sales, partially offset by price pressures.

•	Europe: Sales decreased primarily due to lower volume, price pressures, and changes in foreign exchange rates.

•	Directories: Sales decreased primarily as a result of price pressures and a decline in pass-through paper sales.

Print segment income from operations increased $40.4 million for the six months ended June 30, 2016 due to the higher volume as a result of the acquisition of Courier, lower restructuring, impairment and other charges, and synergies from the integration of Courier, partially offset by price pressures, primarily in magazines, catalogs and retail inserts and higher depreciation and amortization expense. Operating margins increased from 1.8% for the six months ended June 30, 2015 to 4.4% for the six months ended June 30, 2016, of which 1.2 percentage points were due to lower restructuring, impairment and other charges and 0.2 percentage points were due to the impact of a prior year purchase accounting inventory adjustment. Operating margins also increased due to synergies from the integration of Courier, partially offset by price pressures.

Office Products

	Six Months Ended June 30,
	2016	2015
	(in millions, except percentages)
Net sales	$270.1	$286.5
Income from operations	27.0	22.4
Operating margin	10.0%	7.8%
Restructuring, impairment and other charges-net	(0.1)	1.8

Net sales for the Office Products segment for the six months ended June 30, 2016 were $270.1 million, a decrease of $16.4 million, or, 5.7% compared to 2015, including a $2.3 million, or 0.8%, decrease due to changes in foreign exchange rates. Net sales also decreased as a result of lower volume, primarily in filing and envelope products.

Office Products segment income from operations increased $4.6 million for the six months ended June 30, 2016 mainly due to cost control initiatives, favorable product mix and lower restructuring, impairment and other charges. Operating margins increased from 7.8% for the six months ended June 30, 2015 to 10.0% for the six months ended June 30, 2016 of which 0.7 percentage points are due to lower restructuring, impairment and other charges. Operating margins also increased due to cost control initiatives and favorable product mix.

Corporate

The following table summarizes unallocated operating expenses and certain items impacting comparability within the activities presented as Corporate:

	Six Months Ended June 30,
	2016	2015
	(in millions)
Operating expense	$2.6	$15.7
Pension settlement charge	0.5	—
Acquisition-related expenses	—	13.6

Corporate operating income for the six months ended June 30, 2016 was $2.6 million, a decrease of $13.1 million compared to the same period in 2015. The decrease was mostly driven by lower acquisition-related expenses, partially offset by costs related to the Separation and a pension settlement charge.

Results of Operations for the Year Ended December 31, 2015 as Compared to the Year Ended December 31, 2014

The following table shows the results of operations for the years ended December 31, 2015 and 2014, which reflects the results of acquired businesses from the relevant acquisition dates:

	2015	2014	$ Change	% Change
	(in millions, except percentages)
Net sales	$3,742.9	$3,853.4	$(110.5)	(2.9%)
Cost of sales (exclusive of depreciation and amortization)	2,874.0	2,952.9	(78.9)	(2.7%)
Cost of sales with RRD and affiliates (exclusive of depreciation and amortization)	215.9	243.7	(27.8)	(11.4%)

Total cost of sales	3,089.9	3,196.6	(106.7)	(3.3%)
Selling, general and administrative expenses (exclusive of depreciation and amortization)	280.3	268.5	11.8	4.4%
Restructuring, impairment and other charges—net	56.5	131.5	(75.0)	(57.0%)
Depreciation and amortization	181.4	182.0	(0.6)	(0.3%)

Income from operations	$134.8	$74.8	$60.0	80.2%

Combined

Net sales for the year ended December 31, 2015 were $3,742.9 million, a decrease of $110.5 million or 2.9% compared to December 31, 2014 including an $84.0 million, or 2.2%, decrease due to changes in foreign exchange rates. The decrease in net sales was primarily driven by volume declines in the Print segment, an $83.5 million decline in pass-through paper sales and price pressures in the Print segment, partially offset by the acquisitions of Courier and Esselte and volume growth in the Office Products segment.

Cost of sales decreased $106.7 million, or 3.3%, for the year ended December 31, 2015 compared to the year ended December 31, 2014 including a $73.1 million, or 2.3% decrease due to change in foreign exchange rates. Additionally, cost of sales decreased primarily due to lower volume in the Print segment, lower pass-through paper sales, cost control initiatives and lower incentive compensation expense partially offset by the acquisitions of Courier and Esselte. As a percentage of net sales, cost of sales decreased 0.3% year-over-year.

Selling, general and administrative expenses increased $11.8 million to $280.3 million for the year ended December 31, 2015 due to the acquisition of Courier and a $12.4 million increase in acquisition-related expenses, partially offset by a $6.4 million, or 2.4% decrease in foreign exchange rates, lower incentive compensation and information technology expenses. As a percentage of net sales, selling, general and administrative expenses increased from 7.0% for the year ended December 31, 2014 to 7.5% for the year ended December 31, 2015 due to the impact of lower volume, lower pass-through paper sales and price pressures, partially offset by the decrease in incentive compensation expense and cost control initiatives.

For the year ended December 31, 2015, the Company recorded net restructuring and impairment charges of $56.5 million compared to $131.5 million in the same period in 2014. The Company incurred $19.6 million of employee termination costs for 766 employees, of whom 536 were terminated as of December 31, 2015. These charges were the result of two facility closures in the Print segment, the integration of Courier and the reorganization of certain operations. The Company also recorded $19.1 million for payments to certain Courier employees upon the termination of Courier’s executive severance plan immediately prior to acquisition; $8.1 million of impairment charges primarily related to building, machinery and equipment associated with facility closings; lease termination and other restructuring charges of $6.6 million including charges related to multi-employer pension plan withdrawal obligations as a result of facility closures; and $3.1 million of charges for multi-employer pension plan withdrawal obligations unrelated to facility closures for the year ended December 31, 2015.

For the year ended December 31, 2014, the Company recorded net restructuring, impairment and other charges of $131.5 million. The Company recorded $100.3 million of non-cash charges for the impairment of goodwill in the magazines, catalogs and retail inserts reporting unit. The goodwill impairment charge resulted from reductions in the estimated fair value of the reporting unit based on lower expectations for future revenue, profitability and cash flows as compared to expectations as of the prior annual goodwill impairment test. The lower expectations were due to an expected increase in volume declines and increasing price pressures resulting from declining demand, primarily in catalogs and magazines. Revenue and income from operations in the magazines, catalogs and retail inserts reporting unit for the year ended December 31, 2014 were lower than previous expectations due to volume declines and price pressures. The Company recorded $16.5 million of charges related to the decision to withdraw from certain multi-employer pension plans serving facilities that are operating. Additionally, the Company recorded lease termination and other restructuring charges of $7.5 million for the year ended December 31, 2014, including charges related to multi-employer pension plans withdrawal obligations as a result of facility closures. The Company incurred $5.0 million of employee termination costs for 96 employees, substantially all of whom were terminated as of December 31, 2015. These charges were primarily related to the integration of Esselte and the result of one facility closure in the Print segment as well as the reorganization of certain operations. The Company also recorded non-cash charges of $2.2 million, for the impairment of buildings, machinery and equipment associated with a facility closure, net of gains on sales of previously impaired buildings and equipment.

Depreciation and amortization decreased $0.6 million to $181.4 million for the year ended December 31, 2015 compared to the same period in 2014, due to lower capital spending in recent years compared to historical levels mostly offset by the impact of the acquisitions of Courier and Esselte. Depreciation and amortization included $16.9 million and $11.4 million of amortization of other intangible assets related to customer relationships and trade names for the year ended December 31, 2015 and 2014, respectively.

Income from operations for the year ended December 31, 2015 increased by $60.0 million or 80.2% to $134.8 million as compared to the year ended December 31, 2014 as a result of lower restructuring, impairment and other charges, the acquisitions of Courier and Esselte and cost control initiatives partially offset by lower volume and continued price pressures in the Print segment, higher acquisition-related expenses of $12.4 million and an increase of $8.6 million related to a purchase accounting inventory adjustment.

	2015	2014	$ Change	% Change
	(in millions, except percentages)
Interest income—net	$(2.5)	$(3.9)	$1.4	(35.9%)
Investment and other income—net	(0.2)	(9.5)	9.3	(97.9%)

Net interest income decreased by $1.4 million for the year ended December 31, 2015 versus the same period in 2014, primarily due to a decrease in the average outstanding notes receivable from an RRD affiliate.

Net investment and other income for the year ended December 31, 2015 and 2014 was $0.2 million and $9.5 million, respectively. For the year ended December 2014, the Company recorded a $9.5 million bargain purchase gain related to the Esselte acquisition.

	2015	2014	$ Change	% Change
	(in millions, except percentages)
Earnings before income taxes	$137.5	$88.2	$49.3	55.9%
Income tax expense	63.9	30.2	33.7	111.6%
Effective income tax rate	46.5%	34.2%

The effective income tax rate for the year ended December 31, 2015 was 46.5% compared to 34.2% in the same period in 2014. The 2015 effective income tax rate reflected a tax expense of $6.0 million that was recorded due to an unfavorable court decision related to payment of prior year taxes in an international jurisdiction, the establishment of a valuation allowance on certain international net operating loss deferred tax assets and certain acquisition costs that are not deductible for tax.

Information by Segment

The following tables summarize net sales, income (loss) from operations and certain items impacting comparability within each of the reportable segments and Corporate. The descriptions of the reporting unit generally reflect the primary products or services provided by each reporting unit. Included in these net sales amounts are sales of other products or services that may be produced within a reporting unit to meet customer needs and improve operating efficiency.

Print

	Year Ended December 31,
	2015	2014
	(in millions, except percentages)
Net sales	$3,180.7	$3,353.1
Income from operations	95.9	46.8
Operating margin	3.0%	1.4%
Purchase accounting inventory adjustment	10.8	—
Restructuring, impairment and other charges—net	53.1	126.9

	Net Sales for the Year Ended December 31,
Reporting unit	2015	2014	$ Change	% Change
	(in millions, except percentages)
Magazines, catalogs and retail inserts	$1,806.6	$2,035.9	$(229.3)	(11.3%)
Books	925.0	787.3	137.7	17.5%
Europe	304.7	381.3	(76.6)	(20.1%)
Directories	144.4	148.6	(4.2)	(2.8%)

Total Print	$3,180.7	$3,353.1	$(172.4)	(5.1%)

Net sales for the Print segment for the year ended December 31, 2015 were $3,180.7 million, a decrease of $172.4 million, or 5.1%, compared to 2014, including a $75.9 million, or 2.3%, decrease due to changes in foreign exchange rates. Net sales decreased due to lower volume in magazines, catalogs and retail inserts, an $83.5 million or 2.5%, decrease in pass-through paper sales, price pressures, and lower volume in consumer and educational books, partially offset by the acquisition of Courier. An analysis of net sales by reporting unit follows:

•	Magazines, catalogs and retail inserts: Sales decreased due to reduced volume, a decrease in pass- through paper sales and price pressures.

•	Books: Sales increased as a result of the acquisition of Courier, partially offset by reduced volume in consumer and educational books.

•	Europe: Sales decreased primarily due to changes in foreign exchange rates, reduced volume and price pressures.

•	Directories: Sales decreased primarily as a result of a decline in pass-through paper sales and lower volume resulting from electronic substitution.

Print segment income from operations increased $49.1 million for the year ended December 31, 2015 due to lower restructuring, impairment and other charges, cost control initiatives and lower incentive compensation expense, partially offset by volume declines in magazines, catalogs and retail inserts, price pressures, a $10.8 million charge from an inventory purchase accounting adjustment from the acquisition of Courier. Operating margins increased from 1.4% for the year ended December 31, 2014 to 3.0% for the year ended December 31, 2015. The lower restructuring, impairment and other charges impacted margins favorably by 2.1 percentage points. Operating margins also increased due to cost control initiatives, lower pass-through paper sales, and lower incentive compensation expense, which were more than offset by a 0.3 percentage point impact of the purchase accounting inventory adjustment, price pressures and unfavorable product mix.

Office Products

	Year Ended
	December 31,
	2015	2014
	(in millions, except percentages)
Net sales	$562.2	$500.3
Income from operations	46.8	39.8
Operating margin	8.3%	8.0%
Restructuring, impairment and other charges—net	3.2	4.6
Purchase accounting inventory adjustment	—	2.2

Net sales for the Office Products segment for the year ended December 31, 2015 were $562.2 million, an increase of $61.9 million, or 12.4%, compared to 2014, including an $8.1 million, or 1.6% decrease due to changes in foreign exchange rates. Net sales increased due to the acquisition of Esselte and higher volume in filing and binder products primarily related to new customers.

Office Products segment income from operations increased $7.0 million for the year ended December 31, 2015 mainly due to the acquisition of Esselte, cost control initiatives and the impact of a prior year purchase accounting inventory adjustment. Operating margins increased from 8.0% for the year ended December 31, 2014 to 8.3% for the year ended December 31, 2015 of which 0.4 percentage points are due to the impact of a prior year purchase accounting inventory adjustment and 0.3 percentage points are due to lower restructuring, impairment and other charges. These decreases were partially offset by unfavorable product mix and price pressures.

Corporate

The following table summarizes unallocated operating expenses and certain items impacting comparability within the activities presented as Corporate:

	Year Ended December 31,
	2015	2014
	(in millions)
Operating expenses	$7.9	$11.8
Acquisition-related expenses	13.8	1.4
Restructuring, impairment and other charges	0.2	—

Corporate operating expenses in the year ended December 31, 2015 were $7.9 million, a decrease of $3.9 million compared to the same period in 2014. The decrease was driven by a $7.1 million LIFO inventory benefit in 2015 and lower incentive compensation expense, partially offset by higher acquisition-related expenses.

Results of Operations for the Year Ended December 31, 2014 as Compared to the Year Ended December 31, 2013

The following table shows the results of operations for the years ended December 31, 2014 and 2013, which reflects the results of acquired businesses from the relevant acquisition dates:

	2014	2013	$ Change	% Change
	(in millions, except percentages)
Net sales	$3,853.4	$3,741.0	$112.4	3.0%
Cost of sales (exclusive of depreciation and amortization)	2,952.9	2,812.8	140.1	5.0%
Cost of sales with RRD and affiliates (exclusive of depreciation and amortization)	243.7	241.3	2.4	1.0%

Total cost of sales	3,196.6	3,054.1	142.5	4.7%
Selling, general and administrative expenses (exclusive of depreciation and amortization)	268.5	278.3	(9.8)	(3.5%)
Restructuring, impairment and other charges—net	131.5	79.3	52.2	65.8%
Depreciation and amortization	182.0	193.7	(11.7)	(6.0%)

Income from operations	$74.8	$135.6	$(60.8)	(44.8%)

Combined

Net sales for the year ended December 31, 2014 were $3,853.4 million, an increase of $112.4 million, or 3.0%, as compared to the year ended December 31, 2013. The increase in sales was driven by the acquisition of Esselte, partially offset by lower volume and price pressures in the Print segment, a $13.6 million decline in pass- through paper sales and a $6.5 million decrease due to changes in foreign exchange rates.

Cost of sales increased $142.5 million, or 4.7%, for the year ended December 31, 2014 compared to the year ended December 31, 2013 due to the acquisition of Esselte, partially offset by lower volume in the Print segment, decreases in pass-through paper sales and a $5.0 million decrease due to change in foreign exchange rates. As a percentage of net sales, cost of sales increased 1.3%, primarily reflecting the acquisition of Esselte, which had higher costs of sales as a percentage of net sales than LSC Communications historically. In addition, cost of sales as a percentage of net sales was negatively impacted by price pressures and lower volume in the Print segment, partially offset by the impact of decreases in pass-through paper sales.

Selling, general and administrative expenses decreased $9.8 million to $268.5 million, and from 7.4% to 7.0% as a percentage of net sales for the year ended December 31, 2014 versus the prior year due to cost control initiatives and a decrease in employee benefit expense, primarily due to lower headcount, partially offset by the acquisition of Esselte. The decrease as a percentage of net sales reflected the acquisition of Esselte, which had lower selling, general, and administrative costs as a percentage of sales than LSC Communications historically, as well as the impact of cost control initiatives, lower employee benefit expenses and cost synergies from the acquisition of Esselte.

For the year ended December 31, 2014, the Company recorded net restructuring, impairment and other charges of $131.5 million compared to $79.3 million in the same period in 2013. The Company recorded $100.3 million of non-cash charges for the impairment of goodwill in the magazines, catalogs and retail inserts reporting unit. The goodwill impairment charge resulted from reductions in the estimated fair value of the reporting unit based on lower expectations for future revenue, profitability and cash flows as compared to expectations as of the last annual goodwill impairment test. The lower expectations were due to an expected increase in volume declines and increasing price pressures resulting from declining demand, primarily in catalogs and magazines. Revenue and income from operations in the magazines, catalogs and retail inserts reporting unit for the year ended December 31, 2014 were lower than previous expectations due to volume declines and price pressures. The Company recorded $16.5 million of charges related to the decision to withdraw from certain multi-employer pension plans serving facilities that continue to operate. Additionally, the Company recorded lease termination and other restructuring charges of $7.5 million for the year ended December 31, 2014, including charges related to multi-employer pension plans withdrawal obligations as a result of facility closures. The Company incurred $5.0 million of employee termination costs for 96 employees, substantially all of whom were terminated as of December 31, 2015. These charges were primarily related to the integration of Esselte as well as one facility closure within the Print segment, continuing charges related to a facility closure in the prior year and the reorganization of certain operations. The Company also recorded non-cash charges of $2.2 million, for the impairment of buildings, machinery and equipment associated with the facility closure.

For the year ended December 31, 2013, the Company recorded net restructuring, impairment and other charges of $79.3 million including other charges of $35.3 million related to the decision to withdraw from certain multi-employer pension plans serving facilities that continue to operate. Additionally, the Company incurred $17.3 million of employee termination costs for 772 employees, all of whom were terminated as of December 31, 2015. These charges primarily related to the closing of two manufacturing facilities within the Print segment and the reorganization of certain operations. The Company also incurred other restructuring charges of $14.4 million including multi-employer pension plan complete or partial withdrawal charges attributable to manufacturing facility closures. For the year ended December 31, 2013, the Company also recorded $12.3 million of impairment charges primarily related to buildings and machinery and equipment associated with facility closings.

Depreciation and amortization decreased $11.7 million to $182.0 million for the year ended December 31, 2014 compared to the same period in 2013. The impact of lower capital spending in recent years compared to historical periods more than offset the increase due to the acquisition of Esselte. Depreciation and amortization included $11.4 million and $9.6 million of amortization of other intangible assets related to customer relationships and trade names for the year ended December 31, 2014 and 2013, respectively.

Income from operations of $74.8 for the year ended December 31, 2014 was a decrease of $60.8 million or 44.8% as compared to the year ended December 31, 2013. This decrease was due to higher restructuring, impairment and other charges, lower prices and reduced volume in the Print segment, partially offset by the acquisition of Esselte, the impact of cost savings initiatives and lower depreciation and amortization expense.

	2014	2013	$ Change	% Change
	(in millions, except percentages)
Interest income—net	$(3.9)	$(3.8)	$(0.1)	2.6%
Investment and other (income) expense—net	(9.5)	2.8	(12.3)	[nm	]

Net investment and other (income) expense for the year ended December 31, 2014 and 2013 was income of $9.5 million and expense of $2.8 million, respectively. For the year ended December 2014, the Company recorded a $9.5 million bargain purchase gain related to the Esselte acquisition. For the year ended December 31, 2013, the Company incurred a $2.5 million loss on the sale of an equity investment.

	2014	2013	$ Change	% Change
	(in millions, except percentages)
Earnings before income taxes	$88.2	$136.6	$(48.4)	-35.4%
Income tax expense	30.2	42.1	(11.9)	-28.3%
Effective income tax rate	34.2%	30.8%

The effective income tax rate for the year ended December 31, 2014 was 34.2% compared to 30.8% in the same period in 2013. The 2014 effective income tax rate reflected the impairment of goodwill that was primarily non-deductible for tax purposes that was partially offset by the release of the valuation allowance on international investment credits.

Information by Segment

The following tables summarize net sales, income (loss) from operations and certain items impacting comparability within each of the reportable segments and Corporate. The descriptions of the reporting units generally reflect the primary products or services provided by each reporting unit. Included in these net sales amounts are sales of other products or services that may be produced within a reporting unit to meet customer needs and improve operating efficiency.

Print

	Year Ended December 31,
	2014	2013
	(in millions, except percentages)
Net sales	$3,353.1	$3,498.1
Income from operations	46.8	126.6
Operating margin	1.4%	3.6%
Restructuring, impairment and other charges—net	126.9	78.9

	Net Sales for the Year Ended December 31,
Reporting unit	2014	2013	$ Change	% Change
	(in millions, except percentages)
Magazines, catalogs and retail inserts	$2,035.9	$2,108.7	$(72.8)	(3.5%)
Books	787.3	827.0	(39.7)	(4.8%)
Europe	381.3	385.1	(3.8)	(1.0%)
Directories	148.6	177.3	(28.7)	(16.2%)

Total Print	$3,353.1	$3,498.1	$(145.0)	(4.1%)

Net sales for the Print segment for the year ended December 31, 2014 were $3,353.1 million, a decrease of $145.0 million, or 4.1%, compared to 2013, including a $3.7 million, or 0.1% decrease due to changes in foreign exchange rates and declines in pass-through paper sales of $13.6 million or 0.4%. Net sales decreased due to lower volume in magazines, catalogs and retail inserts and educational books, price pressures in magazines, catalogs and retail inserts and lower volume in directories. An analysis of net sales by reporting unit follows:

•	Magazines, catalogs and retail inserts: Sales decreased due to reduced volume, price pressures primarily in catalogs and magazines and a decrease in pass-through paper sales.

•	Books: Sales decreased as a result of reduced volume in educational books primarily as a result of a shift in product types funded by states for educational materials and decreased volume in consumer books, partially offset by growth in packaging and book fulfillment.

•	Directories: Sales decreased primarily as a result of lower volume due to electronic substitution, a decline in pass-through paper sales and price pressures.

•	Europe: Sales decreased primarily due to price pressures, partially offset by an increase in pass-through paper sales.

Print segment income from operations decreased $79.8 million for the year ended December 31, 2014 due to higher restructuring, impairment and other charges, lower volume in magazines, catalogs and retail inserts and books and price pressures, partially offset by cost control initiatives and lower depreciation and amortization expense. Operating margins decreased from 3.6% for the year ended December 31, 2013 to 1.4% for the year ended December 31, 2014. Higher restructuring impairment and other charges unfavorably impacted margins by 1.5 percentage points. Operating margins also decreased due to lower selling prices.

Office Products

	Year Ended December 31,
	2014	2013
	(in millions, except percentages)
Net sales	$500.3	$242.9
Income from operations	39.8	24.1
Operating margin	8.0%	9.9%
Restructuring, impairment and other charges—net	4.6	0.4
Purchase accounting inventory adjustment	2.2	—

Net sales for the Office Products segment for the year ended December 31, 2014 were $500.3 million, an increase of $257.4 million, or 106.0%, compared to 2013, including a $2.8 million, or 1.2% decrease, due to changes in foreign exchange rates. Net sales increased due to the acquisition of Esselte and increased volume in binder and note-taking products.

Office Products segment income from operations increased $15.7 million for the year ended December 31, 2014 mainly due to higher volume resulting from the acquisition of Esselte, along with cost synergies and cost control initiatives, partially offset by higher depreciation and amortization expense, higher restructuring, impairment and other charges, $2.2 million of charges resulting from a purchase accounting inventory adjustment from the Esselte acquisition and higher incentive compensation expense. Operating margins decreased from 9.9% for the year ended December 31, 2013 to 8% for the year ended December 31, 2014, of which 0.8 percentage points were due to higher restructuring, impairment and other charges and 0.4 percentage points were due to the purchase accounting inventory adjustment. Operating margins also decreased due to higher depreciation and amortization, unfavorable product mix and price pressures. These decreases were partially offset by higher volume resulting from the acquisition of Esselte and cost control initiatives.

Corporate

The following table summarizes unallocated operating expenses presented as Corporate:

	Year Ended December 31,
	2014	2013
	(in millions)
Operating expenses	$11.8	$15.1
Acquisition-related expenses	1.4	1.0

Corporate operating expenses in the year ended December 31, 2014 were $11.8 million, a decrease of $3.3 million compared to the same period in 2013, primarily driven by lower employee benefits costs.

Non-GAAP Measures

The Company believes that certain non-GAAP measures, such as Non-GAAP adjusted EBITDA, provide useful information about the Company’s operating results and enhance the overall ability to assess the Company’s financial performance. The Company uses these measures, together with other measures of performance under GAAP, to compare the relative performance of operations in planning, budgeting and reviewing the performance of its business. Non-GAAP adjusted EBITDA allows investors to make a more meaningful comparison between the Company’s core business operating results over different periods of time. The Company believes that Non-GAAP adjusted EBITDA, when viewed with the Company’s results under GAAP and the accompanying reconciliations, provides useful information about the Company’s business without regard to potential distortions. By eliminating potential differences in results of operations between periods caused by factors such as depreciation and amortization methods, historic cost and age of assets, financing and capital structures, taxation positions or regimes, restructuring, impairment and other charges and gain or loss on certain equity investments and asset sales, the Company believes that Non-GAAP adjusted EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated.

Non-GAAP adjusted EBITDA excludes restructuring, impairment and other charges-net, a pension settlement charge related to the Esselte plan, acquisition-related expenses, purchase accounting inventory adjustments, a gain on bargain purchase related to the acquisition of Esselte and a loss on an equity investment. A reconciliation of GAAP net earnings to non-GAAP adjusted EBITDA for six months ended June 30, 2016 and 2015 and for the years ended December 31, 2015, 2014 and 2013 for these adjustments is presented in the following table:

	Six Months Ended June 30,		For the Year Ended December 31,
	2016	2015	2015	2014	2013
Net earnings	$59.0	$20.9	$73.6	$58.0	$94.5
Restructuring, impairment and other charges – net	8.0	27.0	56.5	131.5	79.3
Pension settlement charge	0.5	—	—	—	—
Acquisition-related expenses	—	13.6	13.8	1.4	1.0
Purchase accounting inventory adjustments	—	3.2	10.8	2.2	—
Gain on bargain purchase	—	—	—	(9.5)	—
Loss on equity investment	—	—	—	—	2.5
Depreciation and amortization	89.1	86.1	181.4	182.0	193.7
Interest income-net	(0.8)	(1.6)	(2.5)	(3.9)	(3.8)
Income tax expense	32.2	13.5	63.9	30.2	42.1

Non-GAAP adjusted EBITDA	$188.0	$162.7	$397.5	$391.9	$409.3

Six Months Ended June 30, 2016

Restructuring, impairment and other charges—net. The six months ended June 30, 2016 included lease termination and other restructuring charges of $3.3 million. The Company also recorded restructuring charges of $1.7 million for employee termination costs related to the announcement of one facility closure in the Print segment and the reorganization of certain operations. Additionally, the Company recorded other charges of $1.6 million primarily related to multi-employer pension withdrawal obligations unrelated to facility closures and $1.4 million of net impairment charges related to buildings, machinery and equipment associated with facility closings.

Pension settlement charge. The six months ended June 30, 2016 included a pension settlement charge of $0.5 million related to lump-sum pension settlement payments for the Esselte plan.

Six Months Ended June 30, 2015

Restructuring, impairment and other charges—net. The six months ended June 30, 2015 included other charges of $20.6 million, including integration charges of $19.1 million for payments made to certain Courier employees upon the termination of Courier’s executive severance plan, immediately prior to the acquisition. The Company also recorded $3.5 million of employee termination costs related to the reorganization of certain operations. Additionally, the Company incurred lease termination and other restructuring charges of $2.3 million for the six months ended June 30, 2015. For the six months ended June 30, 2015, the Company also recorded $0.6 million of impairment charges primarily related to buildings and machinery and equipment associated with facility closings.

Acquisition-related expenses. Included charges of $13.6 million related to legal, accounting and other expenses for the six months ended June 30, 2015, associated with completed acquisitions.

Purchase accounting inventory adjustment. Included a charge of $3.2 million for the six months ended June 30, 2015 as a result of an inventory purchase accounting adjustment for Courier.

Years Ended December 31, 2015, 2014 and 2013

2015 Restructuring, impairment and other charges—net. The year ended December 31, 2015 included $19.6 million for employee termination costs related to the closure of two facilities in the Print segment and the reorganization of certain operations; $19.1 million for payments to certain Courier employees upon the termination of Courier’s executive severance plan immediately prior to acquisition; $8.1 million of impairment charges primarily related to buildings, machinery and equipment associated with facility closings; $6.6 million of lease termination and other restructuring costs, including charges related to multi-employer pension plan withdrawal obligations as a result of facility closures; and $3.1 million of charges for multi-employer pension plan withdrawal obligations unrelated to facility closures.

2014 Restructuring, impairment and other charges—net. The year ended December 31, 2014 included $100.3 million for the impairment of goodwill in the magazines, catalogs and retail inserts reporting unit; $16.5 million for charges related to the decision to withdraw from multi-employer pension plans serving facilities that continued to operate; $7.5 million of lease termination and other restructuring costs, including charges related to multi-employer pension plan withdrawal obligations as a result of facility closures; $5.0 million for employee termination costs primarily related to the integration of Esselte, the closure of one facility in the Print Segment and the reorganization of certain operations; and $2.2 million for impairment of other long-lived assets, primarily for buildings and machinery and equipment associated with facility closures.

2013 Restructuring, impairment and other charges—net. The year ended December 31, 2013 included $35.3 million for charges related to the decision to withdraw from certain multi-employer pension plans serving facilities that continued to operate; $17.3 million for employee termination costs primarily related to the closing of two manufacturing facilities within the Print segment and the reorganization of certain operations; $14.4 million of lease termination and other restructuring charges related to multi-employer pension plan complete or partial withdrawal charges primarily attributable to manufacturing facility closures; and $12.3 million for impairment of other long-lived assets, primarily for buildings and machinery and equipment associated with facility closures.

Acquisition-related expenses. Included charges of $13.8 million, $1.4 million, and $1.0 million related to legal, accounting and other expenses for the year ended December 31, 2015, 2014 and 2013, respectively, associated with completed acquisitions.

Purchase accounting inventory adjustments. Included a charge of $10.8 million for the year ended December 31, 2015 as a result of an inventory purchase accounting adjustment for Courier and a charge of $2.2 million for the year ended December 31, 2014 as result of an inventory purchase accounting adjustment for Esselte.

Gain on bargain purchase. The acquisition of Esselte resulted in a gain of $9.5 million for the year ended December 31, 2014.

Loss on equity investment. The sale of an equity investment resulted in a loss of $2.5 million for the year ended December 31, 2013.

Liquidity and Capital Resources

The following describes the Company’s cash flows for the six months ended June 30, 2016 and 2015 and the years ended December 31, 2015, 2014 and 2013.

Cash Flows From Operating Activities

Operating cash inflows are largely attributable to sales of the Company’s products. Operating cash outflows are largely attributable to recurring expenditures for raw materials, labor, rent, taxes and other operating activities. Allocations of operating expenses from RRD are also reflected as operating cash inflows or outflows, including those for pension income and current income taxes payable.

Six months ended June 30, 2016 compared to same period in 2015

Net cash provided by operating activities was $55.3 million for the six months ended June 30, 2016 compared to $74.2 million for the same period in 2015. The decrease in net cash provided by operating activities reflected the timing of supplier payments and increased inventory purchases, partially offset by an increase in net earnings.

2015 compared to 2014

Net cash provided by operating activities was $274.6 million for the year ended December 31, 2015 compared to $306.7 million for the year ended December 31, 2014. The decrease in net cash provided by operating activities reflected the timing of customer payments and payments for employee-related liabilities, higher payments for incentive compensation costs and higher acquisition-related expenses. Operating cash flows related to allocated expenses resulted in a decrease in cash provided by operating activities in 2015, driven primarily by higher current income tax deemed settlements, partially offset by pension and postretirement benefit income allocations.

2014 compared to 2013

Net cash provided by operating activities was $306.7 million for the year ended December 31, 2014 compared to $312.9 million for the year ended December 31, 2013. The decrease in net cash provided by operating activities reflects the timing of cash collections and customer payments. Operating cash flows related to allocated expenses resulted in a decrease in cash provided by operating activities in 2014, primarily related to pension and postretirement benefit allocations, partially offset by lower current income tax deemed settlements.

Cash Flows Used For Investing Activities

Six months ended June 30, 2016 compared to same period in 2015

Net cash used in investing activities for the six months ended June 30, 2016 was $8.4 million compared to $129.9 million for the same period in 2015. Capital expenditures were $19.1 million during the six months ended June 30, 2016, a decrease of $3.8 million as compared to the same period in 2015. During the six months ended June 30, 2015, net cash used for the acquisition of Courier was $111.1 million. For the six months ended June 30, 2016 proceeds from the sale of other assets was $0.7 million compared to $4.7 million for the same period in 2015. Additionally, during the six months ended June 30, 2016, transfers from restricted cash were $10.0 million compared to $0.2 million during the same period in 2015.

2015 compared to 2014

Net cash used in investing activities for the year ended December 31, 2015 was $121.1 million compared to $134.8 million for the year ended December 31, 2014. Capital expenditures were $41.6 million during the year ended December 31, 2015, a decrease of $18.8 million as compared to the same period of 2014. During the year ended December 31, 2015, net cash used for the acquisition of Courier was $111.1 million. There were no transfers to restricted cash in 2015 as compared to $11.9 million for the same period of 2014.

2014 compared to 2013

Net cash used in investing activities for the year ended December 31, 2014 was $134.8 million compared to $78.0 million for the year ended December 31, 2013. Capital expenditures were $60.4 million during the year ended December 31, 2014, a decrease of $18.9 million as compared to the same period of 2013. Net cash used for the acquisition of Esselte was $75.9 million during the year ended December 31, 2014. Additionally, for the years ended December 31, 2014 and 2013, proceeds from the sale of other assets primarily related to facility closures and related property was $13.4 million and $0.8 million, respectively. Net cash used for transfers to restricted cash was $11.9 million for the year ended December 31, 2014 compared to transfers from restricted cash of $0.5 million for the year ended December 31, 2013.

Cash Flows From Financing Activities

Six months ended June 30, 2016 compared to same period in 2015

Net cash used in financing activities for the six months ended June 30, 2016 was $74.6 million compared to cash provided by financing activities of $16.7 million for the same period in 2015. Net transfers to parent and affiliates was $72.3 million for the six months ended June 30, 2016 compared to $87.0 million transfers from parent and affiliates for the same period of 2015. Payments of current maturities and long-term debt were $2.3 million for the six months ended June 30, 2016 compared to $70.3 million for the same period in 2015. During the six months ended June 30, 2015, the Company repaid $70.3 million of debt assumed in the acquisition of Courier.

2015 compared to 2014

Net cash used in financing activities for the year ended December 31, 2015 was $171.6 million compared to $177.9 million used for the year ended December 31, 2014. Net transfers to parent and affiliates was $100.2 million for the year ended December 31, 2015, a decrease of $77.7 million as compared to the same period of 2014. During the year ended December 31, 2015, the Company repaid $71.4 million of debt assumed in the Courier acquisition.

2014 compared to 2013

Net cash used in financing activities for the year ended December 31, 2014 was $177.9 million compared to $237.7 million for the year ended December 31, 2013. Net transfers to parent and affiliates was $177.9 million for the year ended December 31, 2014, a decrease of $59.8 million as compared to the same period in 2013.

Contractual Cash Obligations and Other Commitments and Contingencies

The following table quantifies the Company’s future contractual obligations as of December 31, 2015:

	Payments Due In
	Total	2016	2017	2018	2019	2020	Thereafter
	(in millions)
Multi-employer pension plan withdrawal obligations	$142.2	$9.2	$9.2	$9.2	$9.2	$9.2	$96.2
Operating leases (a)	87.3	24.9	21.9	13.0	10.0	6.0	11.5
Deferred compensation	18.4	3.0	5.5	2.5	0.2	0.7	6.5
Pension and other postretirement benefits plan contributions (b)	6.4	5.8	0.6	—	—	—	—
Incentive compensation	8.2	8.2	—	—	—	—	—
Capital leases (c)	5.2	2.6	2.6	—	—	—	—
Outsourced services	1.6	1.1	0.4	0.1	—	—	—
Other (d)	30.7	29.7	0.3	0.3	0.4	—	—

Total as of December 31, 2015	$300.0	$84.5	$40.5	$25.1	$19.8	$15.9	$114.2

(a)	Operating leases include obligations to landlords.
(b)	Pension plan contributions are an estimate for 2016 and 2017 and do not include the obligations for subsequent periods, as the Company is unable to reasonably estimate the ultimate amounts.
(c)	Amounts represent the expected cash payments of our capital leases, which includes interest expense.

(d)	Other represents employee restructuring-related severance payments ($13.1 million) and purchases of property, plant and equipment ($10.6 million). Additionally, the Company has included $4.6 million of uncertain tax liabilities that are classified as current liabilities in the Combined Balance Sheets as payments due in 2016.

Amounts in the table above do not include any debt that will be incurred in connection with the spin-off transaction.

Liquidity

Historically, RRD has provided financing, cash management and other treasury services to us. Our cash balances are swept by RRD and we have received funding from RRD for our operating and investing cash needs. Substantially all of the cash and cash equivalents recorded on the condensed combined balance sheets are in international jurisdictions. Cash transferred to and from RRD has been recorded as intercompany payables and receivables which are reflected in the parent company investment in the accompanying condensed combined financial statements. The average balance due from RRD and its affiliates to LSC for the three years ended December 31, 2015, 2014 and 2013 was $21.8 million, $26.4 million and $23.8 million, respectively.

Deferred U.S. income taxes and foreign taxes are not provided on the excess of the investment value for financial reporting over the tax basis of investments in those foreign subsidiaries for which such excess is considered to be permanently reinvested in those operations. The Company has also not recognized deferred tax liabilities related to local taxes on certain foreign earnings as foreign earnings are considered to be permanently reinvested. Certain cash balances of foreign subsidiaries may be subject to U.S. or local country taxes if repatriated to the U.S. In addition, repatriation of some foreign cash balances is further restricted by local laws. Management regularly evaluates whether foreign earnings are expected to be permanently reinvested. This evaluation requires judgment about the future operating and liquidity needs of the Company and its foreign subsidiaries. Changes in economic and business conditions, foreign or U.S. tax laws, or the Company’s financial situation could result in changes to these judgments and the need to record additional tax liabilities.

In connection with the Separation, LSC intends to incur debt and distribute the net proceeds to RRD. To effect this distribution, prior to the Separation, we currently expect to incur approximately $825.0 million of debt through a combination of either or both, senior secured notes and institutional term loans. We intend to distribute substantially all of the net proceeds of the debt we incur to RRD in the form of a cash dividend, and we expect to retain only a small portion of the cash proceeds. In addition, we intend to enter into a $400.0 million senior secured revolving credit facility to be used for general corporate purposes, including working capital needs, acquisitions and letters of credit. There can be no guarantee that we will be able to effect such transactions on the terms contemplated, or at all.

We believe that cash generated from our operating activities and financing available from RRD prior to the Distribution will provide sufficient liquidity to meet our working capital needs, planned capital expenditures and future contractual and other obligations. Subsequent to the Distribution, we will no longer participate in cash management and funding arrangements with RRD. Our ability to fund our operations and capital needs will depend on our ongoing ability to generate cash from operations as well as access to a credit facility and the capital markets. We believe that future cash from operations and access to a credit facility will be the primary sources of liquidity and are expected to be used for, among other things, payment of interest and principal on the Company’s debt obligations, acquisitions, capital expenditures necessary to support productivity improvement and growth, completion of restructuring programs, and distribution to shareholders, all of which will need to be approved by the Board. We believe that these future cash flows will meet our needs during the next 12-month period.

Risk Management

The Company is exposed to the impact of foreign currency fluctuations in certain countries in which it operates. The exposure to foreign currency movements is limited in several countries because the operating revenues and expenses of its various subsidiaries and business units are substantially in the local currency of the country in which they operate. Some exposures are managed through the use of forward contracts.

Other Information

Environmental, Health and Safety

For a discussion of certain environmental, health and safety issues involving the Company, see Note 11, Commitments and Contingencies, to the Combined Financial Statements.

Litigation and Contingent Liabilities

For a discussion of certain litigation involving the Company, see Note 11, Commitments and Contingencies, to the Combined Financial Statements.

New Accounting Pronouncements

Recently issued accounting standards and their estimated effect on the Company’s combined financial statements are also described in Note 19, New Accounting Pronouncements, to the Combined Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

The Company is exposed to the impact of foreign currency fluctuations in certain countries in which it operates. The Company discusses risk management in this Information Statement in the section concerning Liquidity.

Credit Risk

The Company is exposed to credit risk on accounts receivable balances. This risk is mitigated due to the Company’s large, diverse customer base, dispersed over various geographic regions and industrial sectors. No single customer comprised more than 10% of the Company’s combined net sales in the six months ended June 30, 2016 or the years ended December 31, 2015, 2014 or 2013. The Company maintains provisions for potential credit losses and such losses to date have normally been within the Company’s expectations. The Company evaluates the solvency of its customers on an ongoing basis to determine if additional allowances for doubtful accounts receivable need to be recorded. Significant economic disruptions or a slowdown in the economy could result in significant additional charges.

Commodities

The primary raw materials used by the Company are paper and ink. To reduce price risk caused by market fluctuations, the Company has incorporated price adjustment clauses in certain sales contracts. Although the Company is able to pass commodity cost increases through to its customers, management believes a hypothetical 10% change in the price of paper and other raw materials would have a significant effect on demand for the Company’s products due to the increase in total cost to our customers. Management is not able to quantify the likely impact of such a change in raw material prices on the Company’s combined annual results of operations or cash flows.

CORPORATE GOVERNANCE AND MANAGEMENT

Corporate Governance

General

We will apply to list our common stock on NYSE under the symbol “LKSD”. As a result, we are generally subject to NYSE corporate governance listing standards.

Our Executive Officers Following the Separation

The following table sets forth those individuals who will be our executive officers commencing on the Distribution Date:

Name	Age	Position(s)
Thomas J. Quinlan III	53	Chairman and Chief Executive Officer
Suzanne S. Bettman	52	Chief Administrative Officer and General Counsel
Andrew B. Coxhead	48	Chief Financial Officer
Kent A. Hansen	45	Chief Accounting Officer and Controller
Richard T. Lane	59	Chief Strategy and Supply Chain Officer

The business experience and certain other background information regarding our executive officers is set forth below.

Thomas J. Quinlan III will be Chairman of the Board and Chief Executive Officer. Mr. Quinlan has served as RRD’s President and Chief Executive Officer since April 2007. Prior to this, he served as Group President, Global Services since October 2006 and Chief Financial Officer since April 2006. Prior to this, Mr. Quinlan served as Executive Vice President, Operations since February 2004.

Suzanne S. Bettman will be Chief Administrative Officer and General Counsel. Ms. Bettman has served as RRD’s Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer since January 2007. She served previously as Senior Vice President, General Counsel since March 2004.

Andrew B. Coxhead will be Chief Financial Officer. Mr. Coxhead has served as RRD’s Senior Vice President and Chief Accounting Officer since October 2007, and Corporate Controller from October 2007 to January 2013. Prior to this, he served as Vice President, Assistant Controller since September 2006. From 1995 until 2006, Mr. Coxhead served in various capacities with RRD in financial planning, accounting, manufacturing management, operational finance and mergers and acquisitions.

Kent A. Hansen will be Chief Accounting Officer and Controller. Mr. Hansen is expected to join LSC in September 2016. Since 2015, Mr. Hansen has been Vice President, Assistant Controller, of Baxalta, Incorporated, a biopharmaceutical company. From 2006 to 2015, Mr. Hansen served in various finance and accounting roles with Scientific Games Corporation (formerly WMS Industries, Inc.), including Director of Accounting and SEC Reporting, Assistant Controller, and Group Chief Financial Officer. Mr. Hansen’s previous experience included roles in accounting and financial reporting at Accenture and as an auditor at Ernst and Young LLP.

Richard T. Lane will be Chief Strategy and Supply Chain Officer. Mr. Lane has served as RRD’s Executive Vice President of Global Business Solutions and is responsible for Product and Materials sourcing, Customer Service and Global Print Management Sales and Operations. From 1989 to 1997 and since 2005, Mr. Lane served in various capacities within RRD in sales, strategy and operations and from 1997 to 2005, with other companies in strategic sales and operations roles.

Our Directors Following the Separation

The following individuals are expected to be elected to serve as directors of the Company commencing on the Distribution Date:

Name	Age	Position(s)	Director Class
Thomas J. Quinlan III	53	Chairman and Chief Executive Officer
Judith H. Hamilton	72	Lead Director
M. Shan Atkins	59	Director
Margaret A. Breya	55	Director
Francis J. Jules	59	Director
Thomas F. O’Toole	59	Director
Richard K. Palmer	49	Director
Douglas W. Stotlar	56	Director
Shivan S. Subramaniam	67	Director

The business experience and certain other background information regarding our directors is set forth below.

For a biography of Mr. Quinlan, our Chairman, see “—Our Executive Officers Following the Separation.” Mr. Quinlan’s extensive experience at RRD provides the Board with expertise in the printing and office products industries, especially with respect to business integration strategies needed to achieve our Company’s business plan. He also brings to the Board his familiarity with a broad range of operational issues, including sales, manufacturing and corporate staff functions, as a result of his many experiences in a management role across several industries.

Judith H. Hamilton will be Lead Director of the LSC Board. Ms. Hamilton is the former President and Chief Executive Officer of Classroom Connect Inc., a provider of materials integrating the Internet into the education process. She also served as President and Chief Executive Officer of FirstFloor Software, an Internet software publisher, and as Chief Executive Officer of Dataquest, a market research firm for technology. Ms. Hamilton has served on many public and private company boards including Novell, Inc. and Software.com. Ms. Hamilton has been a Director of RRD since 1995 and currently serves as the Chair of the Board’s Governance, Responsibility & Technology Committee.

Ms. Hamilton has broad management and leadership experience in the technology industry, and provides the Board with expertise as to software, Internet and broader technology issues relevant to the Company’s publishing and retail-centric print business.

M. Shan Atkins will be a Director on the LSC Board. Ms. Atkins is the co-founder and Managing Director of Chetrum Capital LLC, a private investment firm. Prior to founding Chetrum, she spent most of her executive career in the consumer/retail sector, including various positions with Sears, Roebuck & Company, a North American retailer, from 1996 to 2001 and with Bain & Company, an international management consultancy, as a leader in the consumer and retail practice from 1982 to 1996. Ms. Atkins has served on the board of The Pep Boys: Manny, Moe & Jack, Tim Hortons Inc., Shopes Drug Mart Corporation and Chapters, Inc., and currently serves on the board of Darden Restaurants, Inc., SpartanNash Company and SunOpta Inc.

Ms. Atkins has extensive experience in finance and accounting and in developing and executing strategic plans for major retail organizations. She also has considerable corporate governance experience through years of service on the boards of other companies.

Margaret A. Breya will be a Director on the LSC Board. Ms. Breya has served as Chief Marketing Officer of Ionic Security Inc. since January 2016. Prior to this she was Chief Marketing Officer and Executive Vice President of Market Development at Informatica Corporation, a leading independent provider of enterprise data integration and data quality software and services; from December 2012 to August 2015, held various positions of increasing responsibility in operations and marketing at Hewlett-Packard Company, a global provider of products, technologies, software, solutions and services, from 2010 to 2012; and held various positions of increasing responsibility at SAP AG, an enterprise software company, from 2006 to 2010. Ms. Breya has served on the board of Document Services Corporation, and currently serves on the board of Jive Software, Inc.

Ms. Breya’s extensive experience brings marketing, operations and enterprise software expertise to the Board.

Francis J. Jules will be a Director on the LSC Board. Mr. Jules has served as President of Global Business for AT&T Corporation since 2012. He served as AT&T Corporation’s Executive Vice President, Global Enterprise Solutions sales team from 2010 to 2012; President and Chief Executive Officer, Advertising Solutions from 2007 to 2010 and Senior Vice President, Network Integration from 2005 to 2007. Prior to this, he served as President, Global Markets (East) for SBC Communications from 2003 to 2005. Mr. Jules has served on the board of Modus Link Global Solutions.

Mr. Jules has a proven track record in leading large, complex teams around the globe in sales, marketing, product and technical solutions to serve enterprise, medium, and small customers around the world. He has both operational and strategic leadership skills.

Thomas F. O’Toole will be a Director on the LSC Board. Mr. O’Toole has served as Senior Vice President, Chief Marketing Officer of United Airlines and President of MileagePlus for United Continental Holdings, Inc., a global air carrier, since 2015. Prior to this, he served as Senior Vice President, Marketing and Loyalty and President, MileagePlus from 2012 to 2015; Chief Operating Officer, Mileage Plus Holdings, LLC from 2010 to 2012; and Senior Vice President and Chief Marketing Officer in 2010. He served as an advisor with Diamond Management & Technology Consultants, a management and technology consulting firm, from 2009 to 2010. Mr. O’Toole served in positions of increasing responsibility at Hyatt Hotels Corporation from 1995 to 2008, including Chief Marketing Officer and Chief Information Officer. Mr. O’Toole currently serves on the boards of Alliant Energy Corporation, Wisconsin Power and Light Company and Interstate Power and Light Company, and previously served on the board of Pegasus Solutions Inc.

Mr. O’Toole has extensive experience in leadership, customer perspectives and information systems and provides the Board with a combination of abilities and unique insights into its strategy and operations.

Richard K. Palmer will be a Director on the LSC Board. Mr. Palmer has served as Chief Financial Officer, Senior Vice President and a member of Group Executive Council of Fiat Chrysler Automobiles N.V. (FCA), an international group that designs, produces and sells passenger cars and commercial vehicles, since 2011 and Chief Financial Officer of FCA US LLC, a vehicle manufacturer that is part of a global alliance with FCA, since 2009. Previously he served as Chief Financial Officer of Fiat Group Automobiles S.p.A. from 2006 to 2009, Chief Financial Officer of Iveco S.p.A. from 2005 to 2007 and Chief Financial Officer, Comau S.p.A., from 2003 to 2005. Prior to this, Mr. Palmer held various positions at General Electric Company, United Technologies Corporation and Price Waterhouse since 1988. Mr. Palmer has been a Director of RRD since 2013 and formerly served on the board of FCA US LLC.

Mr. Palmer has broad experience as a Chief Financial Officer of both public and global companies, and as a member of the highest executive decision-making body of a large multinational company. He brings financial, international and operational expertise. Mr. Palmer is also an audit committee financial expert.

Douglas W. Stotlar will be a Director on the LSC Board. Mr. Stotlar served as President and Chief Executive Officer of Con-Way, Inc., a transportation and logistics company, from April 2005 to October 2015. Prior to this he served in various positions of increasing responsibility at Con-Way, Inc. since 1985. Mr. Stotlar was a Director of URS Corporation and Con-way Inc. and also currently serves on the boards of AECOM and the Federal Reserve Bank of Chicago, Detroit Branch.

Mr. Stotlar has substantial knowledge of the transportation and logistics sector, legal and regulatory requirements and trends and contributes valuable leadership experience.

Shivan S. Subramaniam will be a Director on the LSC Board. Mr. Subramaniam has been the Chairman of FM Global Inc., a property and casualty insurance company, since 2002. He previously served as Chief Executive Officer from 1999 to 2014 and President and Chief Executive Officer from 1999 to 2002. He also served in various finance positions of increasing responsibility at Allendale Insurance Company from 1974 to 1999, including as Chairman and Chief Executive Officer from 1992 to 1999. Mr. Subramaniam currently serves on the board of Citizens Financial Group, Inc.

Mr. Subramaniam has significant experience as a Chairman and Chief Executive Officer and provides the Board with financial, strategic and operational leadership, as well as considerable corporate governance experience as the chair of a governance committee.

Nomination, Election and Term of Directors

Our Certificate of Incorporation will provide for a classified Board consisting of three classes of directors. Class I directors will serve until the first annual meeting of stockholders following the Distribution. Class II directors and Class III directors, which together with Class I directors are referred to as the Initial Directors, will serve until the second and the third annual meeting of stockholders following the Distribution, respectively. Following the expiration of the initial terms of the Initial Directors, our stockholders will elect successor directors to one-year terms. Our Certificate of Incorporation will provide that our Board will fully declassify upon the expiration of the terms of our Class III directors. Our By-laws will provide that directors will be elected to the Board by a majority of the votes cast, except in contested elections, wherein directors will be elected to the Board by a plurality of the votes cast.

It will be the policy of the Corporate Responsibility and Governance Committee to consider candidates for director recommended by stockholders. The committee will evaluate candidates recommended for director by stockholders in the same way that it will evaluate any other candidate. The committee will also consider candidates recommended by management and members of the Board.

In identifying and evaluating nominees for director, the committee will take into account the applicable requirements for directors under the listing rules of NYSE. In addition, the committee will consider other criteria as it deems appropriate and which may vary over time depending on the Board’s needs, including certain core competencies and other criteria such as the personal and professional qualities, experience and education of the nominees, as well as the mix of skills and experience on the Board prior to and after the addition of the nominees. Although not part of any formal policy, the goal of the committee will be a balanced and diverse Board, with members whose skills, viewpoint, background and experience complement each other and, together, contribute to the Board’s effectiveness as a whole.

The Corporate Responsibility and Governance Committee from time to time may engage third-party search firms to identify candidates for director, and may use search firms to do preliminary interviews and background and reference reviews of prospective candidates.

Board Committees

The Board will have three standing committees: the Audit Committee, the Corporate Responsibility and Governance Committee and the Human Resources Committee. Each committee will operate under a written charter that will be reviewed annually and posted on the Company’s web site at the following address: www.[●].com. A print copy of each charter will be available upon request.

Audit Committee

The Audit Committee will assist the Board in its oversight of (1) the integrity of the Company’s financial statements and the Company’s accounting and financial reporting processes and financial statement audits; (2) the qualifications and independence of the Company’s independent registered public accounting firm; and (3) the performance of the Company’s internal auditing department and the independent registered public accounting firm.

The committee will select, compensate, evaluate and, when appropriate, replace the Company’s independent registered public accounting firm. Pursuant to its charter, the Audit Committee will be authorized to obtain advice and assistance from internal or external legal, accounting or other advisors and to retain third-party consultants, and will have the authority to engage independent auditors for special audits, reviews and other procedures.

We expect our Board to determine that each member of the Audit Committee upon the Distribution is “independent” within the meaning of the rules of both NYSE and the SEC. We expect our Board to also determine that at least one member of the Audit Committee is an “audit committee financial expert” within the meaning of the rules of the SEC.

Commencing on the Distribution Date, we expect to have three members on our Audit Committee.

Our Audit Committee did not exist in 2015.

Corporate Responsibility and Governance Committee

The Corporate Responsibility and Governance Committee will (1) make recommendations to the Board regarding nominees for election to the Board and recommend policies governing matters affecting the Board; (2) develop and implement governance principles for the Company and the Board; (3) conduct the regular review of the performance of the Board, its committees and its members; (4) oversee the Company’s responsibilities to its employees and to the environment; and (5) recommend director compensation to the Board. Pursuant to its charter, the Corporate Responsibility and Governance Committee will be authorized to obtain advice and assistance from internal or external legal or other advisors and to retain third-party consultants and will have the sole authority to approve the terms and conditions under which it engages director search firms.

We expect our Board to determine that each member of the Corporate Responsibility and Governance Committee upon the Distribution is “independent” within the meaning of the rules of NYSE.

Commencing on the Distribution Date, we expect to have three members on our Corporate Responsibility and Governance Committee.

Our Corporate Responsibility and Governance Committee did not exist in 2015.

Human Resources Committee

The Human Resources Committee will (1) establish the Company’s overall compensation strategy; (2) establish the compensation of the Company’s chief executive officer, other senior officers and key management employees; and (3) adopt amendments to, and approve terminations of, the Company’s employee benefit plans.

Pursuant to its charter, the Human Resources Committee will be authorized to obtain advice and assistance from internal or external legal or other advisors and has the sole authority to engage counsel, experts or consultants in matters related to the compensation of the chief executive officer and other executive officers of the Company and will have sole authority to approve any such firm’s fees and other retention terms. Pursuant to its charter, prior to selecting or receiving any advice from any committee adviser (other than in-house legal counsel) and on an annual basis thereafter, the Human Resources Committee must assess the independence of such committee advisers in compliance with any applicable NYSE listing rules and the federal securities laws. The Human Resources Committee must also review and approve, in advance, any engagement of any compensation consultant by the Company for any services other than providing advice to the committee regarding executive officer compensation.

The Human Resources Committee will review management’s preliminary recommendations and make final compensation decisions. The Human Resources Committee, with the assistance of its consultants, will review and evaluate the Company’s executive and employee compensation practices and will determine, based on this review, whether any risks associated with such practices are likely to have a material adverse effect on the Company.

We expect our Board to determine that each member of the Human Resources Committee upon the Distribution is “independent” within the meaning of the rules of both NYSE and the SEC. In addition, in accordance with NYSE listing rules, the Board will consider all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director’s ability to be independent from management in connection with the duties of a Human Resources Committee member to affirmatively determine each member of the Human Resources Committee is independent.

Commencing on the Distribution Date, we expect to have three members on our Human Resources Committee.

Our Human Resources Committee did not exist in 2015.

Principles of Corporate Governance

The Board will adopt a set of Principles of Corporate Governance to provide guidelines for the Company and the Board to ensure effective corporate governance. The Principles of Corporate Governance will cover topics including, but not limited to, director qualification standards, Board and committee composition, director access to management and independent advisors, director orientation and continuing education, director retirement age, succession planning and the annual evaluations of the Board and its committees. Such evaluations will determine whether the Board and each committee is functioning effectively, and the Corporate Responsibility and Governance Committee will periodically consider the mix of skills and experience that directors bring to the Board to assess whether the Board has the necessary tools to form its oversight function effectively.

The Corporate Responsibility and Governance Committee will be responsible for overseeing and reviewing the Principles of Corporate Governance and recommending to the Board any changes to those principles. The full text of the Principles of Corporate Governance will be available through the Corporate Governance link on the Investors page of the Company’s web site at the following address: www.[●].com and a print copy will be available upon request.

Principles of Ethical Business Conduct and Code of Ethics

In accordance with NYSE listing requirements and SEC rules, the Company will adopt and maintain a set of Principles of Ethical Business Conduct. The policies referred to therein will apply to all directors, officers and employees of the Company. In addition, the Company will adopt and maintain a Code of Ethics that applies to its chief executive officer and senior financial officers. The Principles of Ethical Business Conduct and the Code of Ethics will cover all areas of professional conduct, including, but not limited to, conflicts of interest, disclosure obligations, insider trading and confidential information, as well as compliance with all laws, rules and regulations applicable to our business. The Company will encourage all employees, officers and directors to promptly report any violations of any of the Company’s policies. In the event that an amendment to, or a waiver from, a provision of the Code of Ethics is necessary, the Company intends to post such information on its web site. The full text of each of the Principles of Ethical Business Conduct and our Code of Ethics will be available through the Corporate Governance link on the Investors page of the Company’s web site at the following address: www.[●].com and a print copy will be available upon request.

Director Independence

The Company’s Principles of Corporate Governance will provide that the Board must be composed of a majority of independent directors. No director qualifies as independent unless the Board affirmatively determines that the director has no relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. On the Distribution Date, we expect that eight members of our Board will be independent in accordance with NYSE requirements, while Mr. Quinlan will not be independent.

Executive Sessions

The Company’s independent directors are expected to meet regularly in executive sessions without management. Executive sessions will be led by the lead director of the Board. An executive session is expected to be held in conjunction with each regularly scheduled Board meeting. Each committee of the Board also is expected to meet in executive session without management in conjunction with each regularly scheduled committee meeting and such sessions will be led by the chair of such committee.

Board Leadership

Our Principles of Corporate Governance will give our Board—acting through its independent directors—the discretion to combine or separate the roles of chairman and chief executive officer as it deems appropriate based on the needs of our company at any given time. To facilitate this decision-making, the Governance Committee will annually discuss our Board leadership structure, providing its recommendation on the appropriate structure to our independent directors. Upon consummation of the Distribution, we expect the Board to determine that having a combined chairman and chief executive officer with an independent lead director is the most appropriate Board leadership structure for LSC. This structure puts one person in the best position to be aware of major issues facing the company on a day-to-day and long-term basis, and to identify and bring key risks and developments facing the company to the Board’s attention (in coordination with the lead director as part of the agenda-setting process). As set forth in our Principles of Corporate Governance, our lead director will, in coordination with the chairman/chief executive officer, review and approve agendas for Board meetings, materials and information sent or presented to the Board and meeting schedules, have the authority to add items to the agenda for any Board meeting, presides at executive sessions of independent directors, which will be held at each regular Board, serve as a non-exclusive liaison between the other independent directors and the chairman/chief executive officer, will be able to call meetings of the independent directors in his or her discretion and chair any meeting of the Board or stockholders at which the chairman is absent, will be available to meet with major stockholders and regulators under appropriate circumstances, and in conjunction with the chairman of the Human Resources Committee, discusses with the chairman/chief executive officer the Board’s annual evaluation of his performance as chief executive officer. In addition, the powers of the chairman under our By-laws are limited—other than chairing meetings of the Board and stockholders, the powers conferred on the chairman (such as the ability to call special meetings of stockholders or the Board) can also be exercised by the Board or a specified number of directors or, in some cases, the lead director, or are administrative in nature (such as the authority to execute documents on behalf of the Company).

Board’s Role in Risk Oversight

The Board will be actively involved in oversight of risks inherent in the operation of the Company’s businesses and the implementation of its strategic plan. The Board will perform this oversight role by using several different levels of review. In connection with its reviews of the operations of the Company’s business units and corporate functions, the Board will address the primary risks associated with those units and functions. In addition, the Board will review the key risks associated with the Company’s strategic plan annually and periodically throughout the year as part of its consideration of the strategic direction of the Company, as well as reviewing the output of the Company’s risk management process each year.

The Board is expected to delegate to the Audit Committee oversight of the Company’s risk management process. Among its duties, the Audit Committee will review with management (1) Company policies with respect to risk assessment and management of risks that may be material to the Company, (2) the Company’s system of disclosure controls and system of internal controls over financial reporting, and (3) the Company’s compliance with legal and regulatory requirements.

Each of the other Board committees will also oversee the management of Company risks that fall within the committee’s areas of responsibility. In performing this function, each committee will have full access to management, as well as the ability to engage advisors, and each committee will report back to the full Board. The Audit Committee will oversee risks related to the Company’s financial statements, the financial reporting process, other financial matters, certain compliance issues and accounting and legal matters. The Audit Committee, along with the Corporate Responsibility and Governance Committee, will also be responsible for reviewing certain major legislative and regulatory developments that could materially impact the Company’s contingent liabilities and risks. The Corporate Responsibility and Governance Committee will also oversee risks related to the Company’s governance structure and processes, related person transactions, certain compliance issues and Board and committee structure to ensure appropriate oversight of risk. The Human Resources Committee will consider risks related to the attraction and retention of key management and employees and risks relating to the design of compensation programs and arrangements, as well as developmental and succession planning for possible successors to the position of chief executive officer and planning for other key senior management positions.

Communications with the Board of Directors

The Board will establish procedures for stockholders and other interested parties to communicate with the Board. A stockholder or other interested party may contact the Board by writing to the chairman of the Corporate Responsibility and Governance Committee or the other non-management members of the Board to their attention at the Company’s principal executive offices at 35 West Wacker Drive, Chicago, IL 60601. Any stockholder must include the number of shares of the Company’s common stock he or she holds and any interested party must detail his or her relationship with the Company in any communication to the Board. Communications received in writing will be distributed to the chairman of the Corporate Responsibility and Governance Committee or non-management directors of the Board as a group, as appropriate, unless such communications are considered, in the reasonable judgment of the Company’s Secretary, improper for submission to the intended recipient(s). Examples of communications that would be considered improper for submission include, without limitation, customer complaints, solicitations, communications that do not relate directly or indirectly to the Company or the Company’s business or communications that relate to improper or irrelevant topics.

Indemnification of Officer and Directors

Our Certificate of Incorporation will include provisions that limit the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except to the extent that such limitation is not permitted under the General Corporation Law of the State of Delaware, or the DGCL. Such limitation shall not apply, except to the extent permitted by the DGCL, to (i) any breach of a director’s duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit. These provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Our By-laws will provide for indemnification to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or, at the request of the Company, serves or served as a director or officer of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. Our By-laws will also provide that the Company must advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Unless the Board adopts a resolution authorizing such proceeding, or for counterclaims that respond to and negate a claim in a proceeding initiated by others, the Company is not obligated to provide any indemnification, payment or reimbursement of expenses to any person in connection with a proceeding initiated by such person or for proceedings to enforce the rights provided by the indemnification provisions of our By-laws. In addition, we intend to enter into indemnification agreements with each of our executive officers and directors pursuant to which we will agree to indemnify each such executive officer and director to the fullest extent permitted by the DGCL.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

Prior to the Distribution, RRD’s senior management and the Human Resources Committee of the RRD Board, or RRD’s HR Committee, determined our historical compensation strategy. Since the information presented in the compensation tables of this Information Statement relates to the 2015 fiscal year, which ended on December 31, 2015, this Compensation Discussion and Analysis focuses primarily on RRD’s compensation programs and decisions with respect to 2015 and the processes for determining 2015 compensation while we were part of RRD. The historical compensation information, including in particular the information set forth under “—Historical Compensation Information,” may not in all cases be directly relevant to the compensation that these officers will receive from us. In connection with the Distribution, we expect that our Human Resources Committee (the HR Committee) will determine our executive compensation strategy following the Distribution.

This Compensation Discussion and Analysis presents historical information regarding compensation received from RRD in 2015 for the following individuals, or our named executive officers, or NEOs:

•	Thomas J. Quinlan III, who will serve as our chairman of the Board and chief executive officer, or CEO;

•	Andrew B. Coxhead, who will serve as our chief financial officer, or CFO; and

•	Suzanne S. Bettman, who will serve as our chief administrative officer and general counsel, or GC.

RRD Compensation Program Design Prior to the Separation

The following discussion describes the practices and policies implemented by the Human Resources Committee of the RRD Board of Directors (the “RRD HR Committee”) during the year ended December 31, 2015. Our HR Committee will review the impact of the Separation and determine all future aspects of LSC’s compensation program and make appropriate adjustments.

The executive compensation program at RRD is designed to strike an appropriate balance between aligning stockholder interests, rewarding its executives for strong performance, ensuring long-term RRD success and retaining its key executive talent.

Compensation of executive officers is overseen by the RRD HR Committee, which has engaged Willis Towers Watson Human Resources Consulting (“Willis Towers Watson”) as its executive compensation consultant to provide objective analysis, advice and recommendations on executive pay in connection with the RRD HR Committee’s decision-making process. Key features of RRD’s executive compensation program include:

RRD Compensation Components

•	Base Salary—Smallest component of the compensation package; set for each executive based on level of responsibility in the organization, individual skills, performance, experience and market and peer group data

•

Annual Incentive Plan (“AIP”)—Annual cash bonus plan that requires the achievement of a meaningful financial threshold (Non-GAAP adjusted EBITDA, which is defined as net earnings attributable to RRD common shareholders adjusted for income attributable to non-controlling interests, income taxes, interest expense, investment and other income, depreciation and amortization, restructurings and impairments, acquisition-related expenses and certain other charges or credits) and individual performance objectives; the financial target is set by the RRD HR Committee at the beginning of the year following the presentation of the annual operating budget to the RRD Board of Directors and is disclosed as an exhibit to RRD’s Annual Report on Form 10-K

•	Long-Term Incentive Program (“LTIP”)—Predominantly equity-based program, thereby ensuring alignment with stockholders; consists of performance share units (“PSUs”) which require the achievement of a financial threshold (Cumulative Free Cash Flow for the three-year period 2015–2017, modified for organic revenue growth) before any shares are earned, and restricted stock units (“RSUs”)

•	Overall compensation levels targeted at market and peer group target medians, with a range of opportunity to reward strong performance and withhold rewards when objectives are not achieved

•	Stock ownership requirements for executives to further strengthen the alignment of executive and stockholder interests; the stock holdings for all of RRD’s executive officers currently exceed their respective guidelines

Best Practices

•	RRD has a policy that restricts the ability to enter into future severance arrangements with executive officers that provide for benefits in an amount that exceeds 2.99 times the executive officer’s then current base salary and target bonus, unless such future severance arrangement receives stockholder approval; the RRD HR Committee has determined that any future agreements will not include any gross-up for excise taxes

•	To maintain RRD’s pay for performance orientation, PSUs were granted in 2015 and represent 50% of the total long-term equity awards for the RRD named executive officers; for 2015, the PSUs were tied to RRD performance over the three-year period based on cumulative free cash flow targets and an organic revenue growth modifier set by the RRD HR Committee after discussion with RRD management regarding forecasted performance

•	Equity plans do not permit option repricing or option grants below fair market value

•	RRD does not provide tax gross-ups on any supplemental benefits or perquisites

•	RRD policy prohibits employees, directors and certain of their family members from pledging, short sales, trading in publicly traded options, puts or calls, hedging or similar transactions with respect to RRD stock

•	RRD targets total compensation at the 50th percentile of peer group target compensation, but will increase or decrease amounts based on RRD performance, individual performance and market survey data.

•	RRD does not pay or accrue dividends on PSUs or RSUs

•	Limited perquisites provided to executive officers

•	Clawback policy covering all RRD executive officers was adopted in 2014

•	The RRD HR Committee hired Willis Towers Watson as its executive compensation consultant because of their years of experience and expertise as well as their previous work with the RRD HR Committee on the full scale evaluation of all the executive compensation programs at RRD

•	Stock ownership guidelines at Executive Vice President level and above

RRD Operating Highlights

RRD produced solid results in 2015:

•	Organic revenue, defined as sales performance adjusted for acquisitions, dispositions, the impact of changes in foreign exchange rates and pass-through paper sales, decreased reflecting a soft demand environment

•	Non-GAAP adjusted EBITDA margin of 10.7%, about flat to prior year, reflected the benefits of tight cost control throughout the RRD organization

•	Cash flow from operations of $652.0 million represented strong performance

•	Capital expenditures of $207.6 million

Planned Transactions for RRD

On August 4, 2015, RRD announced its intention to enter into the Separation, as described above. These transactions are subject to certain conditions, including, among others, obtaining final approval from the RRD Board, receipt of a favorable opinion and/or rulings from the Internal Revenue Service with respect to the tax-free nature of the transactions for U.S. federal income tax purposes and the effectiveness of this Form 10 filing with the SEC.

RRD recognizes the need for its compensation programs to be appropriately modified to take into account the transactions. As such, the RRD HR Committee has established the guiding principle to keep the overall construct of RRD’s 2016 compensation programs as straightforward as possible, with a focus on simplicity and consistency. As RRD looks forward to 2016 compensation decisions, the RRD HR Committee will give consideration to the following factors:

•	Any salary adjustments will be reviewed in consideration of the transactions

•	The 2016 incentive plans will be simple in construct, which will allow RRD to maintain focus on the key financial metrics important to RRD (with an emphasis on metrics that are familiar to the management team) as well as retention

•	Outstanding equity incentives granted in previous years will be converted to equity in the post-split entities, as appropriate

In 2016, to maintain focus on the work to be done for the spin transactions, the RRD HR Committee implemented a spin cost reduction plan which awards a bonus to certain of the RRD named executive officers (other than the CEO) in the amount of 1x salary payable if the total costs incurred by RRD in connection with the spin transaction (excluding debt and financing costs) do not exceed a threshold amount.

In addition to the matters requested of the RRD HR Committee’s compensation consultant (see “—Role of the RRD Compensation Consultant”), the RRD HR Committee requested its compensation consultant, Willis Towers Watson, conduct a special review of decisions that will need to be made over the course of 2016, with regard to the Separation described above. The RRD HR Committee intends to consider the recommendations of Willis Towers Watson in making further determination with respect to the effect of the transactions.

2015 RRD Compensation Decisions

Base Salaries

In 2015 the RRD HR Committee approved an increase to the CEO’s salary of 20%, reflecting an adjustment to bring Mr. Quinlan into the desired competitive positioning relative to market. Mr. Quinlan had not received a base salary increase since 2008. The RRD HR Committee also approved an 11% salary increase for the EVP, General Counsel, reflecting an adjustment to also bring Ms. Bettman into the desired competitive positioning relative to market. The RRD HR Committee provided no base salary increases to any other RRD named executive officer in 2015.

Annual Incentive Plan

The RRD HR Committee reviewed the 2015 results and RRD’s performance against the Non-GAAP adjusted EBITDA goal established for the AIP. As a result, and consistent with RRD’s pay for performance philosophy, the RRD HR Committee confirmed the AIP payout earned under the scale established for the 2015 AIP at 18.9% of target levels. See “—RRD Annual Incentive Plan.”

Long-Term Incentive Program

With respect to 2015 compensation decisions, the RRD HR Committee had a series of discussions regarding the most appropriate way to motivate and retain its executives while still maintaining a continued focus on producing strong operating results. The RRD HR Committee also believed it was important to continue to use equity vehicles to provide alignment with stockholders, to emphasize long-term performance and to ensure continuity of senior leadership, therefore, the 2015 RRD Long-Term Incentive Program consisted of two key components: PSUs and RSUs.

•	PSUs granted at a weighting of 50% of the total long-term equity award to all RRD named executive officers in 2015

•	RSUs were granted at a weighting of 50% of the long-term equity award to all RRD named executive officers. Additionally, RSU and PSU awards were made to a smaller, more targeted population below the RRD named executive officers

In previous years, the RRD HR Committee felt it was important to enhance the value of the long-term incentive program for the RRD named executive officers. Driven by the concerns of some large stockholders over the dilution of RRD stock, special long-term incentive cash awards were granted to certain of RRD’s named executive officers (other than the CEO). While no such awards were granted in 2015, awards from prior years vested in 2015 and will continue to vest in 2016 and 2017.

RRD Stockholder Outreach

During the course of 2015 to 2016, RRD continued its practice of engaging with stockholders about various corporate governance topics including executive compensation. Meetings were held with significant institutional investors, to, among other things, gather additional feedback on RRD’s compensation programs. Based on such meetings and meetings held in prior years, RRD restructured its LTI program to decrease dilution by providing for cash only awards under the LTIP for employees below the EVP/President level.

RRD received a 75.25% vote in support of its executive compensation program in the 2015 Say-on-Pay advisory vote (the “Advisory Vote”), and a 95.32% vote in support in the 2016 Say-on-Pay advisory vote. The feedback received from RRD investors and the results of the Advisory Vote were taken into consideration by the RRD HR Committee in the review and administration of its program throughout the year and in the full scale evaluation of executive compensation that was conducted in 2015. RRD believes the 2015 compensation decisions and the overall executive compensation program are tailored to RRD’s business strategies, align pay with performance, and take into account feedback received from investors. RRD will continue to engage with stockholders regarding its executive compensation program as well as other governance matters.

RRD’s Guiding Principles

RRD’s executive compensation programs have been designed to provide a total compensation package that will enable RRD to attract, retain and motivate executives.

In designing its executive compensation program, RRD is guided by five principles:

•	Establish target compensation levels that are competitive within the industries and the markets in which it competes for executive talent;

•	Structure compensation so that RRD’s executives share in RRD’s short- and long-term successes and challenges by varying compensation from target levels based upon business and individual performance;

•	Link pay to performance by making a substantial percentage of total executive compensation variable, or “at risk,” through annual incentive compensation and the granting of long-term incentive awards;

•	Base a substantial portion of each RRD named executive officer’s long-term incentive award on performance measures while maintaining a meaningful portion that vests over time and is therefore focused on the retention of its top talent; and

•	Align a significant portion of executive pay with RRD stockholder interests through equity awards and stock ownership requirements.

The 2015 RRD Compensation Program

The key components of RRD’s 2015 compensation program for executive officers are base salary, annual incentive awards, long-term incentive awards, benefits and minimal perquisites.

The RRD HR Committee annually reviews (i) RRD’s executive compensation program to determine how well actual compensation targets and levels meet RRD’s overall philosophy and (ii) RRD’s executive compensation with regard to both its peer group and market data. The primary focus of this process is on industrial companies of generally similar or larger size, complexity and scope rather than companies only in RRD’s industry, since RRD is significantly larger than all of its direct competitors and the markets for talent are necessarily broader.

In 2015, Willis Towers Watson completed a thorough review of the compensation peer group at the request of the HR Committee. As a result of this analysis, several changes were made to the peer group to enhance its alignment with RRD from the standpoint of industry and talent competitors. The resulting group, approved in 2015, reflects 27 companies, with median revenues of approximately $10.5 billion (compared to RRD revenue of $11.3 billion); the 2015 peer companies have revenues between  1⁄3x and 3x those of RRD. These companies are: International Paper Company, Automatic Data Processing, Inc., Fidelity National Information Services, Inc., Danaher Corp., Huntsman Corporation, Avery Dennison Corporation, Xerox Corporation, The Sherwin-Williams Company, Ashland Inc., WPP plc, Air Products & Chemicals Inc., Packaging Corporation of America, PPG

Industries, Inc., WestRock Company, Quad/Graphics, Inc., Genuine Parts Company Crown Holdings Inc., Graphic Packaging Holding Company, CH Robinson Worldwide Inc., Ball Corporation, Adobe Systems Incorporated, Parker-Hannifin Corporation, Praxair Inc., Sealed Air Corporation, Owens-Illinois, Inc. and Pitney Bowes Inc.

Based on the assessment of both peer group and market data, each year the RRD HR Committee determines whether the overall executive compensation program is consistent with RRD’s business strategy and objectives and promotes its compensation philosophy. In general, compensation levels for RRD named executive officers are targeted at the 50th percentile of target market and peer group data. Peer group data are supplemented with market survey data from the Mercer Executive Survey and the Willis Towers Watson CDB General Industry Executive Compensation Survey. This 50th percentile target level provides a total competitive anchor point for RRD’s program. Actual compensation levels can vary up or down from targeted levels based on the performance of both RRD and the individual.

The compensation program for RRD named executive officers and other key executives is primarily focused on incentive compensation. In addition, the heaviest weighting is on long-term incentive compensation.

The guiding principles and structure of the program are applied consistently to all RRD named executive officers. Any differences in compensation levels that exist among the RRD named executive officers are primarily due to differences in market practices for similar positions, the responsibility, scope and complexity of the named executive officer’s role in RRD, factors related to a newly hired or promoted named executive officer and/or the performance of individual named executive officers.

Base Salary

Base salary is designed to compensate the named executive officers for their roles and responsibilities at RRD and, in addition, to provide a stable and fixed level of compensation. Base salaries for each executive are set considering:

•	each executive’s role and responsibilities at the time he or she joined RRD or the agreements were negotiated;

•	the skills and future potential of the individual with RRD; and

•	salary levels for similar positions in RRD’s target survey market data and peer group data.

Annually, the RRD HR Committee reviews the base salaries of each RRD named executive officer. Adjustments are made based on individual performance, changes in roles and responsibilities and target market and peer group data for similar positions. Salaries are targeted at the 50th percentile of target for similar positions in both the market and peer group.

In general, base salary is the smallest component of the overall compensation package, assuming that RRD is achieving or exceeding targeted performance levels for its incentive programs. On average, it currently represents 21% of the total target compensation package for RRD named executive officers. This is consistent with RRD’s philosophy to have a higher weighting of variable compensation versus fixed compensation. After consideration of all the above factors, including market practices, peer group and market survey data, in 2015 the RRD HR Committee approved base salary increases for the CEO and EVP, General Counsel. See “—2015 RRD Compensation Decisions.”

RRD Annual Incentive Plan

RRD provides annual incentive awards under the AIP in the form of cash. These short-term cash incentives are designed to reward achievement against specific, pre-set financial goals and individual performance objectives measured over the fiscal year for which compensation is paid. AIP targets for the RRD named executive officers are 150% of base salary, except for Mr. Coxhead, who has an AIP target of 100%. Assuming performance is on target, these awards currently represent between 18% and 26% of the total target compensation package for the CEO and the COO, respectively, and an average of 32% of the total target compensation package for the other RRD named executive officers (including Mr. Coxhead and Ms. Bettman).

In 2014, at the request of the RRD HR Committee, Willis Towers Watson conducted a full scale evaluation of all the executive compensation programs at RRD. As an outcome of this evaluation, in order to more closely reflect the market norms in annual incentive plans, changes were made to the 2015 AIP structure. The 2015 performance-payout curve was structured as follows:

•	Payout starts at 90% of the corporate financial target performance, with a corresponding threshold payout of 10% of bonus target percentage

•	Payouts scale upward from 10% to 100% of target, with the corporate financial target needing to be attained to fund at 100%

•	Performance at 110% of the corporate AIP financial target results in an AIP payout at 150%

For 2015, the AIP structure was established in a fashion that recognizes the importance in achieving earnings levels for the business. 2015 RRD performance was measured using Non-GAAP adjusted EBITDA. The Non-GAAP adjusted EBITDA target for 2015 was set at $1,221 million. This performance level was set by the RRD HR Committee at the beginning of the year after thorough discussion with RRD management regarding RRD’s forecasted performance.

Awards to the RRD named executive officers are based not only on performance against the corporate financial target as described above, but also on each executive’s performance against specific individual objectives. Specific individual objectives for the RRD named executive officers, excluding the CEO, were reviewed and approved by the CEO, and can vary from year-to-year depending upon key business objectives and areas of emphasis for each executive. The specific individual objectives for the CEO were reviewed and approved by the RRD HR Committee. If the financial performance target or targets for the year are achieved, each executive may receive a bonus up to the maximum amount established by the AIP and any individual objectives, modified (downward only) by achievement levels on individual objectives. If the AIP financial target is not met, no payout will occur under AIP regardless of achievement level of individual objectives.

The RRD CEO has a discussion with the RRD HR Committee on the payouts for the other RRD named executive officers, including a discussion on performance against individual objectives. Final bonus determinations for these executives (with input from the CEO) as well as that for the CEO are based on the RRD HR Committee’s overall view of each RRD named executive officer’s performance against their individual objectives.

Given marketplace dynamics and the possibility of unforeseen developments, the RRD HR Committee has discretionary authority to increase or decrease the amount of the award otherwise payable if it determines prior to the end of the plan year that an adjustment is appropriate to better reflect the actual performance of RRD and/or the participant; provided, however, the RRD HR Committee may not increase the amount of the award payable to a person who is a “covered employee” as defined in Section 162(m), to an amount in excess of the amount earned under the 2012 RRD Performance Incentive Plan (the “RRD PIP”). The RRD HR Committee has discretionary authority to decrease the amount of the award otherwise payable at any time for any person designated as an executive officer of RRD for purposes of Section 16, including after the end of the plan year. Additionally, the RRD HR Committee has discretionary authority to reduce the amount of the award otherwise payable if it determines that any participant engaged in misconduct.

2015 RRD Results

The industry continues to face difficult economic challenges. Technological changes, electronic substitution, postal costs, advertising and consumer spending as well as volatility, sustainability and consolidation related to raw materials all impact RRD’s overall operating results. As a result of these market trends, the RRD HR Committee believed that the 2015 Non-GAAP adjusted EBITDA target for the AIP, which was set in February 2015, was appropriate.

The RRD HR Committee reviewed RRD’s performance against the non-GAAP adjusted EBITDA goal of $1,221 million described earlier. RRD achieved a Non-GAAP adjusted EBITDA of $1,202.7 million which resulted in a payout level of 18.9% of each RRD named executive officer’s target. In addition to the EBITDA goal, all RRD named executive officers additionally had individual objectives and based on the RRD HR Committee’s review of those objectives, the RRD HR Committee determined all objectives were met and that the formulaic payout, given the level of Non-GAAP pre-incentive EBITDA results, of 18.9% was earned.

Long-Term Incentive Program

Overview

RRD’s Long-Term Incentive Program links RRD performance and stockholder value to the total compensation for its named executive officers. Long-term awards are key components of RRD’s ability to attract and retain its named executive officers. The annualized value of the awards to RRD named executive officers is intended to be a substantial component of their overall compensation package and total value is targeted at the 50th percentile for similar positions in both market and peer group data. These awards currently represent 70% and 57% of the total compensation package for the CEO and the COO respectively, and an average of 44% of the total compensation package for the other RRD named executive officers (including Mr. Coxhead and Ms. Bettman), consistent with RRD’s emphasis on linking executive pay to stockholder value.

For 2015, the RRD Long-Term Incentive Program consisted of two key components:

•	Performance Share Units

•	Based on the achievement of pre-set financial targets over a period of three years; units are cliff vested

•	Awards may be settled in cash, shares or a combination thereof as determined by the RRD HR Committee, however, generally settled in shares

•	Do not accrue dividends on unvested units

•	Restricted Stock Units

•	Equivalent in value to one share of RRD’s common stock and are settled in stock

•	Grants cliff vest at the end of three years, previous grants vested in equal amounts over four years

•	Do not accrue dividends on unvested units

Specific Program for 2015

The RRD stockholder-approved incentive plans allow for the RRD HR Committee to grant performance share units, restricted stock, restricted stock units, stock options and cash awards to any eligible employee. In addition, the RRD Plan permits delegation of the RRD HR Committee’s authority to grant equity to employees other than RRD named executive officers in certain circumstances and the RRD HR Committee has delegated such authority to the CEO over a small number of equity/cash awards to non-executive officers.

The RRD HR Committee believed it was important to continue to use equity vehicles to provide alignment with stockholders and to continue to emphasize long-term performance by again granting performance share units for all RRD named executive officers. The PSUs granted in 2015 will be earned based on RRD’s performance for fiscal years 2015-2017 relative to specific levels of cumulative free cash flow (defined as cash flow from continuing operations less capital expenditures over the three-year period) with a modifier (+/- 10%) for organic revenue growth in certain businesses over the years ended December 31, 2015, 2016 and 2017. The financial targets were intended to be challenging yet achievable. The RRD HR Committee considered business challenges and top line and core operating performance when setting these targets.

The payout scale for PSUs is based on cumulative free cash flow (“FCF”), and can be modified upward or downward depending on organic revenue growth:

•	A minimum cumulative FCF threshold that must be achieved in order for any PSUs to vest and be paid; performance below 75% of target achievement warrants no payout

•	At 75% achievement of the FCF target, the payout factor is 50% of the target PSUs Payout scales linearly, from 50% PSU payout to a target PSU payout factor of 100%; for each 5% increase in percentage of target achieved, payout level increases by 10%

•	At 110% achievement or above of the FCF target, the payout factor is 150% of the target PSUs

•	Additionally, the payout factor for PSUs (from 50% to 150% of target PSUs) may be adjusted upward or downward by 10% (to a maximum of 150%), based on the achievement of three-year organic revenue growth in 8 platforms in total, relative to plan goals. This organic revenue growth adjustment will be -10% for declining growth; no adjustment will be made for compound annual growth between 0% and 2% over the 2015-2017 performance period; the adjustment will be +10% for compound annual growth of over 2% over the 2015-2017 performance period

In addition to PSUs, the RRD HR Committee also granted RSUs to the RRD named executive officers. PSUs and RSUs were granted in a 50/50 split. In previous years, the RRD HR Committee felt it was important to enhance the retention value of the long-term incentive program for the RRD named executive officers. Special long-term incentive cash awards were granted to certain of the RRD named executive officers. While no such awards have been granted in 2015, awards from prior years vested in 2015 and will continue to vest in 2016 and 2017.

RRD Benefit Programs

RRD benefit programs are established based upon an assessment of competitive market factors and a determination of what is needed to retain high-caliber executives. RRD’s primary benefits for executives include participation in RRD’s broad-based plans at the same intended benefit levels as other employees. These plans include: retirement plans, savings plans, RRD’s health and dental plans and various insurance plans, including disability and life insurance.

RRD also provides certain executives, including the RRD named executive officers, the following benefits:

•	Supplemental Retirement: RRD provides a supplemental retirement plan to eligible executives described under “—RRD Pension Benefits.” This supplemental plan takes into account compensation above limits imposed by the tax laws and is similar to programs found at many of the companies RRD competes with for talent. This benefit is available to all highly paid RRD executives, including named executive officers. Approximately 1,368 (active and inactive) employees are covered by this plan. Because RRD froze the Qualified Retirement Plans as of December 31, 2011, generally, no additional benefits will accrue under such plans or the related Supplemental Retirement Plan.

•	Supplemental Insurance: Additional life and disability insurance is provided for certain of the RRD named executive officers, enhancing the value of RRD’s overall compensation program. The premium cost for these additional benefits is included as taxable income for the RRD named executive officers and there is no tax gross up on this benefit.

•	Deferred Compensation Plan: RRD provides executives the opportunity to defer receiving income and therefore defer taxation on that income, until either a number of years chosen by the executive or termination of employment with RRD. Deferral programs are very common in the marketplace and add to the attractiveness of RRD’s overall compensation program. RRD’s deferred compensation plan is described under “—RRD Nonqualified Deferred Compensation Plans.”

•	Financial Counseling: RRD pays for financial counseling services to provide certain of its named executive officers with access to an independent financial advisor of their choice. The cost of these services, if utilized, is included as taxable income for the RRD named executive officer and there is no tax gross up on this benefit.

•	Automobile Program: Certain of RRD’s named executive officers are provided with a monthly automobile allowance. This benefit provides eligible executives with an opportunity to use their car for both business and personal use in an efficient manner.

•	RRD Airplane: RRD has a fractional ownership interest in a private plane. In 2015, any personal use of the plane was de minimis, as described under “—Historical Compensation Information—Summary Compensation Table.”

RRD Stock Ownership Guidelines

The RRD HR Committee has established stock ownership guidelines at the Executive Vice President level, or any such other title more senior than a Senior Vice President. These guidelines are designed to encourage RRD’s executives to have a meaningful equity ownership in RRD, and thereby link their interests with those of its stockholders. These stock ownership guidelines provide that, within three years of becoming an executive, each executive must own (by way of shares owned outright, shares owned through RRD’s 401(k) plans and shares of unvested restricted stock and unvested restricted stock units, but not including unexercised stock options or performance share units) shares of RRD common stock with a value of either one times base salary for EVP (or any such title more senior than a Senior Vice President), three times base salary for RRD named executive officers other than the CEO (including Mr. Coxhead and Ms. Bettman), or five times base salary for the CEO. In the event an officer does not achieve or make progress toward the required stock ownership level, the RRD HR Committee has the discretion to take appropriate action. As of March 2016, all of the RRD named executive officers had met or exceeded their ownership guidelines.

RRD Post-Termination Benefits

The RRD HR Committee believes that severance benefits and change of control benefits are necessary in order to attract and retain the caliber and quality of executives that RRD needs in its most senior positions. These benefits are particularly important in an industry undergoing consolidation, providing for continuity of senior management and helping executives focus on results and strategic initiatives. The levels of payments and benefits available upon termination were set to be comparable to those in RRD’s peer group.

Each of the RRD named executive officers, including the CEO, has an agreement that provides for severance payments and benefits if termination occurs without “cause” or if the executive leaves for “good reason.” Mr. Coxhead’s employment agreement does not provide for rights upon his termination for “good reason.” There is also additional compensation provided for the CEO and COO in circumstances following such termination after a “Change in Control,” as defined in the agreements (within a specified period of time following the Change in Control). Payment of such compensation however, does require a “double trigger” (requiring both a Change in Control and the termination of the executive as defined in the agreement) to trigger cash severance payments.

RRD has adopted a policy that limits the ability to enter into a future severance arrangement with an executive officer that provides for benefits in an amount that exceeds 2.99 times the executive officer’s then current base salary and target bonus, unless such future severance arrangement receives stockholder approval. In addition, future agreements will also not provide for the gross-up of excise taxes in the event of a Change in Control.

Additional information regarding severance and change in control payments, including a definition of key terms and a quantification of benefits that would have been received by the RRD named executive officers had termination occurred on December 31, 2015, is found under “—Potential Payments upon Termination or Change in Control.”

Tax Deductibility Policy

The RRD HR Committee considers the deductibility of compensation for federal income tax purposes in the design of RRD’s programs. While RRD generally seeks to maintain the deductibility of the incentive compensation paid to its named executive officers, the RRD HR Committee retains the flexibility necessary to provide cash and equity compensation in line with competitive practice, its compensation philosophy, and the best interests of RRD stockholders even if these amounts are not fully tax deductible.

The annual incentive plan award pool is based on Non-GAAP adjusted EBITDA and establishes a multiplier for each RRD named executive officer (for the President/CEO and COO, 5x base salary, and for the other RRD named executive officers (including Mr. Coxhead and Ms. Bettman), 3x base salary) for tax deductibility purposes under Section 162(m). These award pools are the absolute maximum limitations on the dollar value of awards earned. The RRD HR Committee can then exercise negative discretion to reduce the amount of the AIP award for each RRD named executive officer and determine the actual annual cash incentive payouts, guided by its consideration of the performance of RRD against the financial threshold (for 2015, Non-GAAP EBITDA) and individual performance objectives.

Operation of the RRD Human Resources Committee

The RRD HR Committee of the RRD Board of Directors establishes and monitors RRD’s overall compensation strategy to ensure that executive compensation supports the business objectives and specifically establishes the compensation of the CEO, other senior officers and key management employees. The RRD HR Committee does not administer the employee benefit plans, nor does it have direct jurisdiction over them, but does look at the employee benefit plans annually so as to have a better understanding of the overall compensation structure of RRD. In carrying out its responsibilities, the RRD HR Committee, with assistance from its consultant, Willis Towers Watson, reviews and determines the compensation (including salary, annual incentive, long-term incentives and other benefits) of RRD’s executive officers, including all RRD named executive officers. Management, including RRD’s executive officers, develops preliminary recommendations regarding compensation matters with respect to the executive officers other than the Chief Executive Officer for RRD HR Committee review. The RRD HR Committee then reviews management’s preliminary recommendations and makes final compensation decisions. Willis Towers Watson advises the RRD HR Committee on the compensation levels of RRD’s executive officers and provides advice related to proposed compensation.

Role of the RRD Compensation Consultant

The RRD HR Committee retained Willis Towers Watson in 2015 as its outside compensation consultant to advise the HR Committee on executive compensation matters. Throughout 2015, Willis Towers Watson regularly attended RRD HR Committee meetings, and reported directly to the RRD HR Committee on matters relating to compensation for the executive officers.

Willis Towers Watson reports directly to the RRD HR Committee and not to management on executive officer and director compensation matters. The Willis Towers Watson teams that provide health and welfare consulting services to RRD are separate from the Willis Towers Watson team that provides executive and director compensation consulting services.

During 2015, the RRD HR Committee requested that Willis Towers Watson:

•	Conduct an analysis of compensation for RRD named executive officers and assess how target and actual compensation aligned with RRD’s philosophy and objectives;

•	Develop recommendations for the RRD HR Committee on the size and structure of long-term incentive awards for RRD’s executive officers;

•	Assist the RRD HR Committee in the review of RRD’s 2016 proxy CD&A and related executive compensation disclosure;

•	Assist in the calculation of estimated IRC 280G parachute values for RRD named executive officers and estimated benefits arising from various termination scenarios;

•	Assist in defining the composition of its compensation peer group;

•	Compare RRD’s share usage and equity dilution to that of its peer group;

•	Review compensation plans (particularly incentives) for risk;

•	Assist the RRD HR Committee in the review of tally sheets; and

•	Provide the RRD HR Committee ongoing advice and counsel on market compensation trends and legislative and regulatory changes and their impact on RRD’s executive compensation programs.

The RRD HR Committee anticipates Willis Towers Watson will continue to support RRD in a similar capacity as in 2015. In addition to the items noted above, RRD anticipates that Willis Towers Watson will assist RRD at the request of the RRD HR Committee, as RRD considers the many compensation program changes and transitions that will need to occur as a result of creating three independent public companies. Our HR Committee is expected to engage a compensation consultant to assist our HR Committee in making compensation decisions in the future.

While Willis Towers Watson provides additional services to RRD (not under the direction of the RRD HR Committee), these services have all been approved by the RRD HR Committee. The RRD HR Committee reviewed the work and services provided by Willis Towers Watson and it has determined that (1) these services were provided on an independent basis and (2) no conflicts of interest exist. Factors considered by the RRD HR Committee in its assessment include:

1.	Other services provided to RRD by Willis Towers Watson

2.	Fees paid by RRD as a percentage of Willis Towers Watson’s total revenue

3.	Willis Towers Watson’s policies and procedures that are designed to prevent a conflict of interest and maintain independence between the personnel who provide HR services and those who provide these other services

4.	Any business or personal relationships between individual consultants involved in the engagement and RRD HR Committee members

5.	Whether any RRD stock is owned by individual consultants involved in the engagement

6.	Any business or personal relationships between RRD’s executive officers and Willis Towers Watson or the individual consultants involved in the engagement

Risk Assessment

The RRD HR Committee, with the assistance of Willis Towers Watson, has reviewed and evaluated RRD’s executive and employee compensation practices and has concluded, based on this review, that any risks associated with such practices are not likely to have a material adverse effect on RRD. The determination primarily took into account the balance of cash and equity payouts, the balance of annual and long term incentives, the type of performance metrics used, incentive plan payout leverage, possibility that the plan designs could be structured in ways that might encourage gamesmanship, avoidance of uncapped rewards, multi-year vesting for equity awards, use of stock ownership requirements for senior management and the RRD HR Committee’s oversight of all executive compensation programs.

Role of RRD Management

RRD management, including the CEO, develops preliminary recommendations regarding compensation matters with respect to all RRD named executive officers, other than the CEO, and provides these recommendations to the RRD HR Committee, which makes the final decisions, with advice from Willis Towers Watson, as appropriate. The management team is responsible for the administration of the compensation programs once RRD HR Committee decisions are finalized.

Treatment of RRD Equity Awards in Connection with the Distribution

RRD has granted options to purchase common stock of RRD. In connection with the Distribution, each outstanding RRD option held immediately prior to the Distribution by our executives and employees will be converted as follows. Outstanding options granted in 2007 and 2008 will remain as options to purchase common stock of RRD. Options granted from 2009 to 2012 will be converted into three options: one will be an option to purchase common stock of LSC, one will be an option to purchase common stock of RRD and one will be an option to purchase common stock of Donnelley Financial. The exercise price and number of shares subject to each option will be adjusted pursuant to the formula described in the employee matters section of the Separation and Distribution Agreement in order to preserve the aggregate intrinsic value (that is, the difference between the exercise price of the option and the market price of the shares for which the option may be exercised) of the converted options immediately after the Distribution to be the same as the intrinsic value of the RRD options immediately prior to the Distribution. All other terms and conditions of the options will remain the same. The LSC, RRD and Donnelley Financial options will not be exercisable during a period beginning on a date prior to the Distribution determined by RRD in its discretion and continuing until the exercise prices of the LSC, RRD and Donnelley Financial options are determined after the Distribution.

Outstanding RRD RSU and PSU awards held immediately prior to the Distribution by our executives, employees and directors will be converted as follows. Unvested portions of RSU awards granted in 2013 and 2014 and PSU awards granted in 2014 (with satisfaction of performance conditions determined through a date prior to the Distribution Date to be determined by RRD) will be converted into RSUs of LSC, RRD and Donnelley Financial on the same basis as shares held by RRD stockholders are converted into common stock of LSC, RRD and Donnelley Financial. Such RSUs will be subject to the same terms and conditions (including with respect to vesting) immediately following the Distribution Date as applicable to the corresponding RRD award immediately prior to the Distribution Date, except that awards that were originally RRD PSU awards will only remain subject to time-based vesting for the remainder of the applicable performance period.

RSU awards granted in 2015 and 2016 and PSU awards granted in 2015 (with satisfaction of performance conditions determined through a date prior to the Distribution Date to be determined by RRD) outstanding immediately prior to the Distribution will be converted into (i) LSC RSUs if such award is held by an LSC employee, (ii) RRD RSUs if such award is held by an RRD employee and (iii) Donnelley Financial RSUs if such award is held by a Donnelley Financial employee and shall, in each case, be subject to the same terms and conditions (including with respect to vesting) associated with the original RRD award, except that awards that were originally RRD PSU awards will only remain subject to time-based vesting for the remainder of the applicable performance period. The RRD awards will be converted into awards of LSC, RRD and Donnelley Financial common stock, as applicable, as described in the employee matters section of the Separation and Distribution Agreement in order to preserve the aggregate intrinsic value of the original award, as measured immediately before and immediately after the Distribution.

RSU awards granted to directors on the RRD Board who become directors of LSC will be adjusted and converted to RSUs of LSC common stock. Such RSUs will be subject to the same terms and conditions (including with respect to vesting and deferral elections) immediately following the Distribution Date as applicable to the corresponding RRD award immediately prior to the Distribution Date.

Treatment of RRD Cash Awards in Connection with the Separation

RRD has granted cash long term incentive and retention awards to executives and employees. In connection with the Distribution, each outstanding RRD cash long term incentive and retention award held immediately prior to the Distribution by our executives and employees will be converted into (i) an LSC long term incentive or retention cash award, as applicable, if such award is held by an LSC employee, (ii) an RRD long term incentive or retention cash award, as applicable, if such award is held by an RRD employee and (iii) a Donnelley Financial long term incentive or retention cash award, as applicable, if such award is held by a Donnelley Financial employee. Each cash long term incentive award will be subject to the same terms and conditions (including with respect to vesting) associated with the original RRD award, as described below.

The 2013 and 2014 cash long term incentive awards vest and become payable in four equal installments over four years. Such awards vest and pay in full if the grantee’s employment is terminated due to death or disability, and continue vesting on the same schedule upon a grantee’s retirement. The 2015 and 2016 cash long term incentive awards vest and become payable in full on March 2, 2018 and March 2, 2019, respectively. Such awards vest and pay in full if the grantee’s employment is terminated due to death or disability, and are forfeited upon a grantee’s retirement. All cash long term incentive awards are forfeited if the grantee’s employment is terminated for any reason except as described above.

The 2013 cash retention awards vest and become payable in full on March 2, 2017, with full vesting if the grantee’s employment is terminated without cause, pro-rated vesting if the grantee’s employment is terminated due to death or disability and continued vesting on the same schedule upon a grantee’s retirement. The 2014 cash retention awards vest and were and will become payable in three equal installments on January 1st of 2015, 2016 and 2017, with full vesting if the grantee’s employment is terminated without cause or due to death or disability and continued vesting on the same schedule upon a grantee’s retirement.

Anticipated Compensation Program Design Following the Separation

Our HR Committee has not yet been established and therefore has not established a specific set of objectives or principles for our executive compensation program. In connection with the Separation, RRD’s HR Committee will make certain compensation decisions and take actions regarding our compensation philosophy, principles and program design and following the Distribution, we expect that our HR Committee will make additional compensation decisions and actions.

It is anticipated that after the Separation, our HR Committee will establish objectives and principles similar to the objectives and principles that RRD maintained for its compensation program in 2015, as described in this Compensation Discussion and Analysis.

We expect that our executive compensation program following the Distribution will generally include the same elements as RRD’s executive compensation program. In connection with the Distribution, we expect to adopt a performance incentive plan under which various stock-based awards may be granted to our employees and directors. We expect that the terms of the plan will be similar to those of RRD’s performance incentive plan.

We expect to adopt stock ownership guidelines in connection with the Separation similar to those adopted by RRD.

Historical Compensation Information

All of the information set forth in the following table reflects compensation earned during the year ended December 31, 2015, based upon services rendered to RRD by Messrs. Quinlan and Coxhead and Ms. Bettman. The information below is therefore not necessarily indicative of the compensation these individuals will receive as executive officers of LSC.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)(1)	(e)(2)	(f)	(g)(3)	(h)(4)	(i)(5)(6)(7)	(j)
Thomas J. Quinlan III, President and CEO of RRD	2015	1,183,333	—	6,420,138	—	340,200	—	31,844	7,975,515

Andrew B. Coxhead, Senior Vice President and Chief Accounting Officer of RRD	2015	325,000	133,333	355,011	—	61,425	—	0	874,769

Suzanne S. Bettman, Executive Vice President and GC of RRD	2015	458,333	225,000	921,488	—	141,750	—	35,502	1,782,073

1	The amounts shown in this column constitute deferred cash awards granted under RRD’s 2012 Performance Incentive Plan (the RRD PIP) in March 2014, of which one-third vested on the first anniversary of the grant date.
2	The amounts shown in this column constitute the aggregate grant date fair value of restricted stock units and performance share units granted during the fiscal year under the RRD PIP. The amounts are valued in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (which we refer to as ASC Topic 718). See Note 17 to the Consolidated Financial Statements included in the RRD Annual Report on Form 10-K for the year ended December 31, 2015 for a discussion of the relevant assumptions used in calculating the fair value pursuant to ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The grant date fair value of PSUs is based on the probable outcome of the applicable performance conditions which assumes target achievement level is attained. Assuming the highest level of achievement, the maximum value of the PSUs at the grant date would be as follows: Mr. Quinlan, $4,815,103; Mr. Coxhead, $266,258; and Ms. Bettman, $691,116. See “—Outstanding RRD Equity Awards at Fiscal Year-End” for further information on these awards.
3	The amounts shown in this column constitute payments made under RRD’s Annual Incentive Plan (the RRD AIP), which is a subplan of the RRD PIP. At the outset of each year, RRD’s HR Committee sets performance criteria that are used to determine whether and to what extent the NEOs will receive payments under the RRD AIP. See “—Compensation Discussion and Analysis” for further information on the 2015 payments.
4	The amounts shown in this column include the aggregate of the increase, if any, in actuarial values of each of the named executive officer’s benefits under RRD’s Pension Plans and Supplemental Pension Plans. The NEOs had a decrease in actuarial value in 2015 in the following amounts: Mr. Quinlan, $35,573; Mr. Coxhead, $19,296; and Ms. Bettman, $22,439.
5	Mr. Quinlan’s amount for 2015 includes interest of $8,214 (calculated at the prime interest rate) that was contributed by RRD in 2015 to Mr. Quinlan’s related 401(k) Supplemental Executive Retirement Plan-B account.
6	Amounts in this column include the value of the following perquisites provided to the NEOs in 2015. Corporate automobile allowance is the amount actually paid to each NEO, as shown in the table below. Personal tax/financial advice is valued at actual amounts paid to each provider of such advice. RRD no longer provides a tax gross-up on these benefits. The incremental cost to RRD of personal use of their aircraft is calculated based on the average variable operating costs of operating the aircraft, including fuel costs and landing fees, trip-related repairs and maintenance, catering and other miscellaneous variable costs. Fixed costs that do not change based on usage, such as pilot salaries, training, utilities, taxes and general repairs and maintenance, are excluded.

Named Executive Officer	Corporate Aircraft Usage ($)	Corporate Automobile Allowance ($)	Club Memberships ($)	Personal Tax/ Financial Advice ($)	Tax Gross Up Related to Perquisites ($)
Thomas J. Quinlan III	0	16,800	0	0	—
Andrew B. Coxhead	0	—	0	—	—
Suzanne S. Bettman	0	16,800	0	12,644	—

7	Amounts in this column include premiums paid by RRD for group term life insurance and supplemental disability insurance, as shown in the table below. RRD no longer provides a tax gross-up on these benefits.

Named Executive Officer	Supplemental Life Insurance Premium ($)	Supplemental Disability Insurance Premium ($)	Tax Gross Up Related to Insurance ($)
Thomas J. Quinlan III	2,290	4,540	—
Andrew B. Coxhead	—	—	—
Suzanne S. Bettman	1,690	4,368	—

Grants of RRD Plan-Based Awards

The table below presents additional information regarding awards granted during the year ended December 31, 2015 under RRD’s plans, including (i) the threshold, target and maximum level of annual cash incentive awards for the NEOs for performance during 2015, as established by RRD’s HR Committee in February 2015 under the RRD AIP and (ii) restricted stock unit and performance share unit awards granted in March 2015 that were awarded to help retain the NEOs and focus on building RRD shareholder value. See “—Treatment of RRD Equity Awards in Connection with the Distribution” for a discussion of the impact of the Distribution on certain of the awards discussed in the following table.

Grants of RRD Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)		All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Maximum (#)
(a)	(b)	(c)	(d)	(e)	(f)	(h)	(i)(3)	(l)(4)
Thomas J. Quinlan III, President and CEO of RRD	—	180,000	1,800,000	6,000,000	—	—	—	—
	3/2/15	—	—	—	95,938	287,813	—	3,210,069
	3/2/15	—	—	—	—	—	191,875	3,210,069
Andrew B. Coxhead, Senior Vice President and Chief Accounting Officer of RRD	—	32,500	325,000	975,000	—	—	—	—
	3/2/15	—	—	—	5,305	15,915	—	177,505
	3/2/15	—	—	—	—	—	10,610	177,505
Suzanne S. Bettman, Executive Vice President and GC of RRD	—	75,000	750,000	1,500,000	—	—	—	—
	3/2/15	—	—	—	13,770	41,310	—	460,744
	3/2/15	—	—	—	—	—	27,540	460,744

1	In each case, the amount actually earned by each NEO is reported as Non-Equity Incentive Plan Compensation under “—Summary Compensation Table.” See Compensation Discussion and Analysis beginning on page 26 of RRD’s 2016 proxy statement for further information on these payments.
2	Consists of performance share units awarded under the RRD PIP. Each PSU is equivalent to one share of RRD’s common stock on the date of grant. The PSUs are earned for achieving specified cumulative Free Cash Flow targets over a three-year performance period beginning January 1, 2015 and ending December 31, 2017. The minimum target must be reached in order for the holder to be entitled to receive any PSUs. From 50% to up to 150% of the number of PSUs granted may be earned depending upon performance versus specified target levels. After the performance period, the earned PSUs will be paid in stock or cash at the discretion of the RRD HR Committee. If paid in cash, the cash value for each PSU will be equal to the fair market value of one share of RRD’s common stock on the payment date. The PSUs have no dividend or voting rights.
3	Consists of restricted stock units awarded under the RRD PIP. The awards vest in full on the third anniversary of the grant date. The RSUs have no dividend or voting rights and are payable in shares of common stock of RRD upon vesting. If employment terminates by reason of death or disability, the unvested portion of the RSUs shall become fully vested. If employment terminates other than for death or disability, the unvested portion of the RSUs will be forfeited. NEO employment agreements provide for accelerated vesting of equity awards under certain circumstances. See “—Potential Payments Upon Termination or Change in Control” for more information.

4	Grant date fair value with respect to the RSUs and PSUs is determined in accordance with ASC Topic 718. See Note 17 to the Consolidated Financial Statements included in RRD’s Annual Report on Form 10-K for the year ended December 31, 2015 for a discussion of the relevant assumptions used in calculating grant date fair value pursuant to ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The grant date fair value of the PSUs is calculated based on 100% of PSUs granted.

Outstanding RRD Equity Awards at Fiscal Year-End

The table below shows (i) each grant of stock options of RRD that are unexercised and outstanding and (ii) the aggregate number of unvested RRD restricted stock units and shares of unvested RRD restricted stock outstanding for the NEOs as of December 31, 2015. See “—Treatment of RRD Equity Awards in Connection with the Distribution” for a discussion of the impact of the Distribution on certain of the awards discussed in the following table.

Outstanding RRD Equity Awards at Fiscal Year-End

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)(1)	(e)	(f)	(g)(2)	(h)(3)	(i)(4)	(j)(5)
Thomas J. Quinlan III, President and CEO of RRD	267,000	89,000	13.23	3/1/2022	—	—	—	—
	200,000	—	18.62	2/27/2021	—	—	—	—
	300,000 950,000 413,000 260,000 — —	— — — — — —	19.89 7.09 32.07 36.22 — —	2/25/2020 3/1/2019 2/28/2018 3/20/2017 — —	— — — — 499,625 —	— — — — 7,354,480 —	— — — — — 371,875	— — — — — 5,474,000
Andrew B. Coxhead, Senior Vice President and Chief Accounting Officer of RRD	—	—	—	—	39,360	579,379	20,610	303,379
Suzanne S. Bettman, Executive Vice President and GC of RRD	—	—	—	—	94,540	1,391,629	53,540	788,109

Note: Multiple awards have been aggregated where the expiration date and the exercise price of the instruments are identical.

1	The following provides information with respect to the vesting of each NEO’s outstanding unexercisable RRD options that are set forth in the above table:

Vesting Date	Thomas J. Quinlan III	Andrew B. Coxhead	Suzanne S. Bettman
3/2/2016	89,000	—	—

2	The following provides information with respect to the vesting of each NEO’s outstanding unvested RRD restricted stock units that are set forth in the above table:

Vesting Date	Thomas J. Quinlan III	Andrew B. Coxhead	Suzanne S. Bettman
3/2/2016	142,750	16,250	35,250
3/2/2017	120,000	10,000	25,250
3/2/2018	236,875	13,110	34,040

3	Assumes a closing price per share of RRD of $14.72 on December 31, 2015.
4	Represents PSUs that were granted on March 3, 2014 and March 2, 2015, each assuming target performance achievement. The PSUs are earned for achieving specified cumulative free cash flow targets over a three-year performance period beginning January 1, 2014 through December 31, 2016 and January 1, 2015 through December 31, 2017, respectively. The minimum target must be reached in order for the holder to be entitled to receive any PSUs. From 50% up to 100% of the number of PSUs granted may be earned for the 2014 PSU awards and from 50% up to 150% of the number of PSUs granted may be earned for the 2015 PSU awards, each depending upon performance versus specified target levels.
5	Assumes target performance achievement (100% payout of the PSUs granted) and a price per share of RRD of $14.72 on December 31, 2015.

RRD Option Exercises and Stock Vested

The following table shows information regarding the value of RRD options exercised and RRD restricted stock, restricted stock units and performance share units vested during the year ended December 31, 2015. See “—Treatment of RRD Equity Awards in Connection with the Distribution” for a discussion of the impact of the Distribution on certain of the awards discussed in the following table.

RRD Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)(1)	(e)(2)
Thomas J. Quinlan III, President and CEO of RRD	N/A	N/A	467,750	7,612,138
Andrew B. Coxhead, Senior Vice President and Chief Accounting Officer of RRD	N/A	N/A	32,500	575,951
Suzanne S. Bettman, Executive Vice President and GC of RRD	N/A	N/A	70,250	1,230,213

1	Represents the vesting of RRD restricted stock, restricted stock units, performance share units and other similar instruments under RRD’s equity plans. The amounts include PSUs granted in 2013 that vested on December 31, 2015 with performance achievement of 100% of target.
2	Value realized on vesting of RRD restricted stock, restricted stock units or performance share units is the fair market value on the date of vesting. Fair market value is based on the closing price as reported by the NASDAQ Stock Market.

Pension Benefits

RRD Pension Benefits

Generally, effective December 31, 2011, RRD froze benefit accruals under all of its then existing federal income tax qualified U.S. defined benefit pension plans (collectively referred to as the RRD Qualified Retirement Plans) that were still open to accruals. Therefore, beginning January 1, 2012, participants generally ceased earning additional benefits under the RRD Qualified Retirement Plans. Thereafter, the RRD Qualified Retirement Plans were merged into one RRD Qualified Retirement Plan and generally no new participants will enter this plan. Before the RRD Qualified Retirement Plans were frozen, accrual rates varied based on age and service. Accruals for the plans were calculated using compensation that generally included salary and annual cash bonus awards. The amount of annual earnings that may be considered in calculating benefits under a qualified pension plan is limited by law. The RRD Qualified Retirement Plan is funded entirely by RRD with contributions made to a trust fund from which the benefits of participants are paid.

The U.S. Internal Revenue Code places limitations on pensions that can be accrued under tax qualified plans. Prior to being frozen, to the extent an employee’s pension would have accrued under one of the RRD Qualified Retirement Plans if it were not for such limitations, the additional benefits were accrued under an unfunded supplemental pension plan (referred to as the RRD SERP). Prior to a change of control of RRD, the RRD SERP is unfunded and provides for payments to be made out of RRD’s general assets. Because RRD froze the RRD Qualified Retirement Plans as of December 31, 2011, generally no additional benefits will accrue under the RRD Qualified Retirement Plan or the related RRD SERP.

Some participants, including those that have a cash balance or pension equity benefit, can elect to receive either a life annuity or a lump sum amount upon termination. Other participants will receive their plan benefit in the form of a life annuity. Under a life annuity benefit, benefits are paid monthly after retirement for the life of the participant or, if the participant is married or chooses an optional benefit form, generally in a reduced amount for the lives of the participant and surviving spouse or other named survivor.

Pension Benefits following the Separation

Prior to the Distribution, we expect to adopt defined benefit pension plans for LSC employees following the Distribution that are substantially similar to those maintained by RRD (including with respect to being frozen for future benefit accruals). In connection with the Separation, assets and liabilities of LSC allocated employees and former employees will be transferred to, and assumed by, such LSC pension plans in accordance with applicable law and as set forth in the employee matters section of the Separation and Distribution Agreement and RRD and Donnelley Financial pension plans, as applicable, will retain or assume assets and liabilities of RRD and Donnelley Financial allocated employees and former employees in accordance with applicable law and as set forth in the employee matters section of the Separation and Distribution Agreement. In addition, LSC will assume, maintain and be solely responsible for the assets and liabilities under the Dover Publications, Inc. Retirement Income Plan.

RRD Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
Thomas J. Quinlan III,	Pension Plan	11	88,017	—
President and CEO of RRD	SERP	11	612,011	—
Andrew B. Coxhead, Senior Vice President and	Pension Plan	16	128,177	—
Chief Accounting Officer of RRD	SERP	16	45,590	—
Suzanne S. Bettman, Executive Vice President	Pension Plan	7	99,601	—
and GC of RRD	SERP	7	235,146	—

Nonqualified Deferred Compensation

RRD Nonqualified Deferred Compensation Plans

The RRD Nonqualified Deferred Compensation table presents amounts deferred under RRD’s Deferred Compensation Plan, under which participants were able to defer up to 50% of base salary and 90% of annual incentive bonus payments. Deferred amounts are credited with earnings or losses based on the rate of return of mutual funds selected by the executive, which the executive may change at any time. RRD does not, and we will not, make contributions to participants’ accounts under the RRD Deferred Compensation Plan. Distributions generally are paid in a lump sum distribution on the latter of the first day of the year following the year in which the NEO’s employment with RRD terminates or the six-month anniversary of such termination unless the NEO elects that a distribution be made three years after a deferral under certain circumstances.

The table below shows (i) the contributions made by each of the NEOs and RRD during the year ended December 31, 2015, (ii) aggregate earnings on each of the NEO’s account balance during the year ended December 31, 2015 and (iii) the account balance of each NEO as of December 31, 2015. The table also presents amounts deferred under RRD’s Supplemental Executive Retirement Plan (SERP-B). Under the SERP-B, participants could defer a portion of their regular earnings substantially equal to the difference between the amount that, in the absence of legislation limiting additions to the RRD Savings Plan, would have been allocated to an employee’s account as before-tax and matching contributions, minus the deferral amount actually allocated under the Savings Plan. Deferred amounts earn interest at the prime rate and such interest is paid by RRD. Distributions are paid in a lump sum distribution upon the six-month anniversary of the termination of the participant’s employment with RRD. The SERP-B was frozen in 2004 and no additional amounts may be contributed by NEOs.

RRD Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
(a)	(b)	(c)	(d)(1)	(e)	(f)
Thomas J. Quinlan III, President and CEO of RRD
Deferred Compensation Plan	—	—	—	—	—
Supplemental Executive Retirement Plan-B	—	—	8,214	—	260,951
Andrew B. Coxhead, Senior Vice President and Chief Accounting Officer of RRD
Deferred Compensation Plan	—	—	—	—	—
Supplemental Executive Retirement Plan-B	—	—	—	—	—
Suzanne S. Bettman, Executive Vice President and GC of RRD
Deferred Compensation Plan	—	—	(27,395)	—	1,184,591
Supplemental Executive Retirement Plan-B	—	—	—	—	—

1	Amounts in this column with respect to RRD’s Deferred Compensation Plan are not included in the Summary Compensation Table. Amounts in this column with respect to the SERP-B consist of RRD contributed interest calculated at the prime interest rate on the NEO’s account balance and are included in the Summary Compensation Table.

Deferred Compensation Benefits following the Separation

Prior to the Distribution, we expect to adopt deferred compensation benefits for LSC employees following the Distribution that are substantially similar to those maintained by RRD. Participants’ elections will continue through the end of the 2016 calendar year. LSC will determine in its discretion whether it will offer eligible employees the opportunity to make deferrals for 2017 and later years. In connection with the Separation, assets and liabilities of LSC allocated employees and certain former employees will be transferred to, and assumed by, such LSC deferred compensation plans in accordance with applicable law and as set forth in the employee matters section of the Separation and Distribution Agreement. RRD and Donnelley Financial deferred compensation plans, as applicable, will retain or assume assets and liabilities of RRD and Donnelley Financial allocated employees and former employees in accordance with applicable law and as set forth in the employee matters section of the Separation and Distribution Agreement.

Potential Payments upon Termination or Change in Control

This section describes the payments that would be received by named executive officers from RRD upon termination of his or her employment with RRD at December 31, 2015. The amount of these payments would have depended upon the circumstances of their termination, which include termination by RRD without cause, termination by the employee for good reason, other voluntary termination by the employee, death, disability, or termination following a change in control of RRD.

The information in this section is based upon his or her employment arrangements as a named executive officer of RRD as in effect as of December 31, 2015. This information is presented to illustrate the payments the NEOs would have received from RRD under the various termination scenarios. The consummation of the Separation is not a termination of employment with RRD for these purposes.

RRD has entered into employment agreements with each of the NEOs that provide for payments and other benefits in connection with the officer’s termination for a qualifying event or circumstance and, in some agreements, for enhanced payments in connection with such termination after a Change in Control (as defined in the applicable agreement). RRD expects to assign the employment agreements with Mr. Quinlan, Mr. Coxhead and Ms. Bettman to LSC. A description of the terms with respect to each of these types of terminations follows.

Termination other than after a Change in Control

The employment agreements for each NEO provide for payments of certain benefits, as described below, upon termination of employment. The NEO’s rights upon a termination of his or her employment depend upon the circumstances of the termination. Central to an understanding of the rights of each NEO under the employment agreements is an understanding of the definitions of ‘Cause’ and ‘Good Reason’ that are used in those agreements. For purposes of the employment agreements:

•	RRD has Cause to terminate the NEO if the NEO has engaged in any of a list of specified activities, including refusing to substantially perform duties consistent with the scope and nature of his or her position or refusal or failure to attempt in good faith to follow the written direction of RRD’s chief executive officer, chief financial officer (for Mr. Coxhead) or the RRD Board, as applicable, committing an act materially injurious (monetarily or otherwise) to RRD or RRD’s subsidiaries, commission of a felony or other actions specified in the definition.

•	The NEO is said to have Good Reason to terminate his or her employment (and thereby gain access to the benefits described below) if RRD assigns the NEO duties that represent a material diminution of his or her duties or responsibilities, reduce the NEO’s compensation, generally require that the NEO’s principal office be located other than in or around Chicago, Illinois or, in the case of Mr. Quinlan, New York, New York, or materially breach the employment agreement. Mr. Coxhead’s employment agreement does not provide for rights upon his termination for ‘Good Reason.’

The employment agreements for the NEOs require, as a precondition to the receipt of these payments, that the NEO sign a standard form of release in which he or she waives all claims that he or she might have against RRD and certain associated individuals and entities. The employment agreements also include noncompete and nonsolicit provisions that would apply for a period of one to two years, as set forth in such NEO’s agreement, following the NEO’s termination of employment. The benefits to be provided to the NEO in each of those situations are described in the tables below, which assume that the termination from RRD had taken place on December 31, 2015.

Termination after a Change in Control

Mr. Quinlan and Ms. Bettman are entitled to certain tax gross-ups upon a termination after a Change in Control of RRD (as defined in such NEO’s employment agreement).

As with the severance provisions described above, the rights to which the NEOs are entitled under the Change in Control provisions upon a termination of employment are dependent on the circumstances of the termination. The definitions of Cause and Good Reason are the same in this termination scenario as in a termination other than after a Change in Control.

Potential Payment Obligations Under Employment Agreements upon Termination of Employment of NEO or upon a Change in Control

The following tables set forth RRD’s payment obligations under the employment agreements under the circumstances specified upon a termination of the employment of the NEOs or upon a Change in Control. The tables do not include payments or benefits that do not discriminate in scope, terms or operation in favor of the NEOs and are generally available to all RRD salaried employees, or pension or deferred compensation payments that are discussed in “—RRD Pension Benefits and “—RRD Nonqualified Deferred Compensation” in this information statement.

Unless otherwise noted, the descriptions of the payments below are applicable to all of the tables relating to potential payments upon termination, termination after a change in control or after a change in control.

Disability or Death — All NEOs are entitled to RRD pension benefits upon death or disability according to the terms of the pension plan. The employment agreements provide that in the event of disability or death, in addition to payments under RRD’s disability benefits plan or life insurance program, as applicable and each as available to all salaried employees, Mr. Quinlan and Ms. Bettman are entitled to benefits paid under a supplemental disability insurance policy or supplemental life insurance policy, as applicable, maintained by RRD for the NEO’s benefit. Pursuant to the terms of the RRD AIP, each NEO is also entitled to his or her pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid and as available to all salaried employees. Additionally, all unvested RRD equity awards held by each NEO will immediately vest upon disability or death pursuant to the terms of the applicable award agreements.

Equity Acceleration — Pursuant to the terms of their employment agreements, Mr. Quinlan and Ms. Bettman are entitled to immediate vesting of all outstanding equity awards in the event of any termination initiated by the NEO for Good Reason or termination initiated by RRD without Cause. Each NEO is generally entitled to immediate vesting of all outstanding equity awards upon a Change in Control (as defined in the applicable RRD Performance Incentive Plan) under the terms of such Performance Incentive Plan, and may be entitled to a gross up payment, as described below. PSUs will vest and become payable in accordance with the terms of the applicable award agreements in the event of any termination initiated by the NEO for Good Reason (other than Mr. Coxhead) or termination initiated by RRD without Cause or upon a Change in Control. For all NEOs, all unvested equity awards are forfeited in the event of resignation other than for Good Reason or termination with Cause. Treatment of equity upon death or disability is discussed above in “Disability or Death.”

Value of accelerated RSUs is the fair market value on the date of termination. Value of accelerated PSUs is the fair market value on the date of determination. Value of accelerated options is determined by subtracting the exercise price from the fair market value on the date of termination. For purposes of the tables, fair market value is the closing price of RRD on December 31, 2015 of $14.72.

Health Care Benefits — The employment agreements generally provide that, after resignation for Good Reason or termination without Cause, RRD will continue providing medical, dental, and vision coverage to the NEO that the NEO was eligible to receive immediately prior to such termination until the end date of an enumerated period following the NEO’s date of termination. For Mr. Quinlan, this period is 24 months after such resignation or termination before a Change in Control of RRD, and the last day of the second calendar year following the calendar year in which such termination occurs after a Change in Control. For Mr. Coxhead and Ms. Bettman, this period is 18 months after such resignation or termination (either before or after a Change in Control). In the event of resignation other than for Good Reason or termination with Cause, the NEO is entitled to the same benefits as all other employees would be entitled to after termination. Benefits payable upon disability or death are described above in “Disability or Death.”

280G Tax Gross-Up — Upon a Change in Control of RRD, an NEO may be subject to certain excise taxes under Section 4999 of the Internal Revenue Code with respect to payments that are treated as excess parachute payments under Section 280G. RRD has agreed to reimburse certain NEOs for all excise taxes that are imposed on the NEO under Section 4999 and any income and excise taxes that are payable by the NEO as a result of any reimbursements for such excise taxes. In the event, however, it is determined that the NEO is entitled to a reimbursement payment for such excise taxes, but that the Change in Control payments would not be subject to the excise tax if such payments were reduced by an amount that is less than 10% of the portion of the payments that would be treated as excess parachute payments under Section 280G, then the amounts payable to the NEO under the Change in Control agreement will be reduced to the maximum amount that could be paid to the NEO without giving rise to the excise tax.

The tables assume that termination or any Change in Control took place on December 31, 2015.

Mr. Quinlan, RRD’s president and chief executive officer, would be entitled to the following:

	Resignation for Good Reason or Termination Without Cause ($)		Resignation for other than Good Reason or Termination With Cause ($)	Resignation for Good Reason or Termination Without Cause after Change in Control ($)		Change in Control ($)		Disability ($)		Death ($)
Cash:
Base Salary	2,400,000	(1)	0	3,600,000	(2)	0		—	(3)	—
Bonus	3,600,000	(1)	0	5,475,000	(2)	0		—	(4)	—	(4)
Equity:
Restricted Stock Units(5)	7,354,480		0	7,354,480	(6)	7,354,480	(6)	7,354,480	(7)	7,354,480	(7)
Options(5)	132,610		0	132,610	(6)	132,610	(6)	132,610	(7)	132,610	(7)
Performance Share Units(5)	—	(8)	0	2,737,000	(9)	2,737,000	(9)	2,737,000	(10)	2,737,000	(10)
Benefits and Perquisites:(11)
Post-Termination Health Care	25,478		0	25,478		0		—		—
Supplemental Life Insurance	4,580		0	4,580		0		—		2,000,000	(12)
Supplemental Disability Insurance	9,080		0	9,080		0		2,190,006	(13)	—
Financial Planning	24,000		0	24,000		0		—		—
Car Allowance	33,600		0	33,600		0		—		—
280G Tax Gross Up	—		—	0		0	(14)	—		—
Total:	13,583,828		0	19,395,828		10,224,090		12,414,096		12,224,090

1	Mr. Quinlan is entitled to 2x base salary and 2x target annual bonus as if all targets and objectives had been met, paid over the applicable severance period.
2	Mr. Quinlan is entitled to 3x base salary and 3x target annual bonus as if all targets and objectives had been met, paid over the applicable severance period. Pursuant to the terms of his employment agreement with RRD, Mr. Quinlan is also entitled to his pro-rated annual bonus for the year in which the termination after a Change in Control occurs, payable at the same time as and to the extent that all other annual bonuses are paid. This bonus is not reflected in this table as, assuming a termination date of December 31, 2015, Mr. Quinlan would have been entitled to this bonus pursuant to the terms of the RRD AIP under which the annual bonus is paid (which provides for payment of the bonus to any participant who is on the payroll of RRD as of December 31) which are the same terms generally available to all salaried employees who participate in the plan. Also included as bonus is a $75,000 lump sum payment to which Mr. Quinlan is entitled pursuant to the terms of his employment agreement with RRD.
3	Mr. Quinlan is entitled to the same 60% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.
4	Pursuant to the terms of the RRD AIP, Mr. Quinlan is entitled to his pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid which are the same terms generally available to all salaried employees who participate in the plan.
5	Assumes price per share of RRD of $14.72 on December 31, 2015.
6	All unvested equity awards held by Mr. Quinlan will vest immediately upon a Change in Control (as defined in the applicable RRD Performance Incentive Plan) under the terms of such Performance Incentive Plan.
7	All unvested equity awards held by Mr. Quinlan will immediately vest upon disability or death pursuant to the terms of the applicable award agreements.
8	Upon this type of termination, the PSUs would vest and be payable, if at all, on the same terms and conditions that would have applied had Mr. Quinlan’s employment not been terminated (i.e., performance measured on December 31, 2016 and 2017).
9	Per the terms of the PSU award agreements, upon the acceleration date associated with a Change in Control, 50% of the PSUs would vest and become payable assuming target performance (100%), or, if greater, based on actual performance at the acceleration date. The table assumes that a Change in Control of RRD occurred on December 31, 2015 and vesting and payment of the PSUs at 100% based on actual performance at such date in connection with such event. The PSUs granted in 2013 are not included in this amount as Mr. Quinlan would have been entitled to the PSUs pursuant to their terms on December 31, 2015 regardless of termination or Change in Control.

10	Upon death or disability, 50% of the PSUs granted in each of 2014 and 2015 vest and become payable assuming target performance (100%), or, if greater, based on actual performance at the date of death or disability. The table assumes such event occurred on December 31, 2015 and vesting and payment of the PSUs at 100% based on actual performance at such date in connection with such event. The PSUs granted in 2013 are not included in this amount as Mr. Quinlan would have been entitled to the PSUs pursuant to their terms on December 31, 2015 regardless of death or disability.
11	Except as disclosed, Mr. Quinlan receives the same benefits that are generally available to all salaried employees upon disability or death.
12	Represents benefits payable under a supplemental life insurance policy maintained by RRD for the benefit of Mr. Quinlan in excess of the amount generally available to all salaried employees.
13	Represents benefits payable under a supplemental disability insurance policy maintained by RRD for the benefit of Mr. Quinlan in excess of the amount generally available to all salaried employees.
14	Under this scenario, the payments made to Mr. Quinlan are not subject to the excise tax and no gross up is necessary.

Mr. Coxhead, RRD’s senior vice president and chief accounting officer, would be entitled to the following:

	Termination Without Cause ($)		Termination With Cause ($)	Termination Without Cause after Change in Control ($)		Change in Control ($)		Disability ($)		Death ($)
Cash:
Base Salary	325,000	(1)	0	325,000	(1)	0		—	(2)	—
Bonus	325,000	(1)	0	325,000	(1)	0		—	(3)	—	(3)
Deferred Cash	283,368	(4)	0	666,667	(5)	666,667	(5)	550,035	(6)	550,035	(6)
Equity:
Restricted Stock Units(7)	0		0	579,379	(8)	579,379	(8)	579,379	(9)	579,379	(9)
Performance Share Units(7)	—	(10)	0	151,690	(11)	151,690	(11)	151,690	(12)	151,690	(12)
Benefits and Perquisites:(13)
Post-Termination Health Care	—		—	—		—		—		—
Supplemental Life Insurance	—		—	—		—		—		—
Supplemental Disability Insurance	—		—	—		—		—		—
Total:	933,368		0	2,047,736		1,397,736		1,281,104		1,281,104

1	Mr. Coxhead is entitled to 1x base salary and 1x target annual bonus as if all targets and objectives had been met, paid over the applicable severance period.
2	Mr. Coxhead is entitled to the same 60% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.
3	Pursuant to the terms of the RRD AIP, Mr. Coxhead is entitled to his pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid which are the same terms generally available to all salaried employees who participate in the plan.
4	A pro-rated portion of a cash retention award (the 2013 Cash Retention Award) awarded under the RRD PIP in March 2013 and vesting on the fourth anniversary of the grant date would vest and become payable pursuant to the terms of the award. The unvested portion of a cash incentive award (the 2014 Cash Retention Award) awarded under the RRD PIP in March 2014 and vesting in three equal installments on January 1, 2015, 2016 and 2017 would forfeit pursuant to the terms of the award.
5	Assuming a Change in Control of RRD on December 31, 2015, the 2013 Cash Retention Award and the full unvested portion of the 2014 Cash Retention Award would become payable pursuant to the terms of the award.
6	A pro-rated portion of the 2013 Cash Retention Award and the full unvested portion of the 2014 Cash Retention Award would vest and become payable pursuant to the terms of the applicable award.
7	Assumes price per share of RRD of $14.72 on December 31, 2015.
8	All unvested equity awards held by Mr. Coxhead will vest immediately upon a Change in Control (as defined in the applicable RRD Performance Incentive Plan) under the terms of such Performance Incentive Plan.
9	All unvested equity awards held by Mr. Coxhead will immediately vest upon disability or death pursuant to the terms of the applicable award agreements.
10	Upon this type of termination, the PSUs would vest and be payable, if at all, on the same terms and conditions that would have applied had Mr. Coxhead’s employment not been terminated (i.e., performance measured on December 31, 2016 and 2017).
11	Per the terms of the PSU award agreements, upon the acceleration date associated with a Change in Control, 50% of the PSUs would vest and become payable assuming target performance (100%), or, if greater, based on actual performance at the acceleration date. The table assumes that a Change in Control occurred on December 31, 2015 and vesting and payment of the PSUs at 100% based on actual performance at such date in connection with such event.
12	Upon death or disability, 50% of the PSUs vest and become payable assuming target performance (100%), or, if greater, based on actual performance at the date of death or disability. The table assumes such event occurred on December 31, 2015 and vesting and payment of the PSUs at 100% based on actual performance at such date in connection with such event.

13	Except as disclosed, Mr. Coxhead receives the same benefits that are generally available to all salaried employees upon death or disability.

Ms. Bettman, RRD’s executive vice president and general counsel, would be entitled to the following:

	Resignation for Good Reason or Termination Without Cause ($)		Resignation for other than Good Reason or Termination With Cause ($)	Resignation for Good Reason or Termination Without Cause after Change in Control ($)		Change in Control ($)		Disability ($)		Death ($)
Cash:
Base Salary	750,000	(1)	0	750,000	(1)	0		—	(2)	—
Bonus	1,125,000	(1)	0	1,125,000	(1)	0		—	(3)	—	(3)
Deferred Cash	478,183	(4)	0	1,125,000	(5)	1,125,000	(5)	928,183	(6)	928,183	(6)
Equity:
Restricted Stock Units(7)	1,391,629		0	1,391,629	(8)	1,391,629	(8)	1,391,629	(9)	1,391,629	(9)
Performance Share Units(7)	—	(10)	0	394,054	(11)	394,054	(11)	394,054	(12)	394,054	(12)
Benefits and Perquisites:(13)
Post-Termination Health Care	2,241		0	2,241		0		—		—
Supplemental Life Insurance	2,535		0	2,535		0		—		2,000,000	(14)
Supplemental Disability Insurance	6,552		0	6,552		0		2,430,000	(15)	—
Financial Planning	18,000		0	18,000		0		—		—
Car Allowance	25,200		0	25,200		0		—		—
280G Tax Gross Up	—		—	0		0	(16)	—		—
Total:	3,799,340		0	4,840,211		2,910,683		5,143,866		4,713,866

1	Ms. Bettman is entitled to 1.5x base salary and 1.5x target annual bonus as if all targets and objectives had been met, paid over the applicable severance period.
2	Ms. Bettman is entitled to the same 60% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.
3	Pursuant to the terms of the RRD AIP, Ms. Bettman is entitled to her pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid which are the same terms generally available to all salaried employees who participate in the plan.
4	A pro-rated portion of a cash retention award (the 2013 Cash Retention Award) awarded under the 2012 RRD Performance Incentive Plan in March 2013 and vesting on the fourth anniversary of the grant date would vest and become payable pursuant to the terms of the award. The unvested portion of a cash incentive award (the 2014 Cash Retention Award) awarded under the 2012 RRD Performance Incentive Plan in March 2014 and vesting in three equal installments on January 1, 2015, 2016 and 2017 would forfeit pursuant to the terms of the award.
5	Assuming a Change in Control of RRD on December 31, 2015, the 2013 Cash Retention Award and the full unvested portion of the 2014 Cash Retention Award would become payable pursuant to the terms of the award.
6	A pro-rated portion of the 2013 Cash Retention Award and the full unvested portion of the 2014 Cash Retention Award would vest and become payable pursuant to the terms of the applicable award.
7	Assumes price per share of RRD of $14.72 on December 31, 2015.
8	All unvested equity awards held by Ms. Bettman will vest immediately upon a Change in Control (as defined in the applicable RRD Performance Incentive Plan) under the terms of such Performance Incentive Plan.
9	All unvested equity awards held by Ms. Bettman will immediately vest upon disability or death pursuant to the terms of the applicable award agreements.
10	Upon this type of termination, the PSUs would vest and be payable, if at all, on the same terms and conditions that would have applied had Ms. Bettman’s employment not been terminated (i.e., performance measured on December 31, 2016 and 2017).
11	Per the terms of the PSU award agreements, upon the acceleration date associated with a Change in Control, 50% of the PSUs would vest and become payable assuming target performance (100%), or, if greater, based on actual performance at the acceleration date. The table assumes that a Change in Control occurred on December 31, 2015 and vesting and payment of the PSUs at 100% based on actual performance at such date in connection with such event.
12	Upon death or disability, 50% of the PSUs vest and become payable assuming target performance (100%), or, if greater, based on actual performance at the date of death or disability. The table assumes such event occurred on December 31, 2015 and vesting and payment of the PSUs at 100% based on actual performance at such date in connection with such event.
13	Except as disclosed, Ms. Bettman receives the same benefits that are generally available to all salaried employees upon death or disability.
14	Represents benefits payable under a supplemental life insurance policy maintained by RRD for the benefit of Ms. Bettman in excess of the amount generally available to all salaried employees.
15	Represents benefits payable under a supplemental disability insurance policy maintained by RRD for the benefit of Ms. Bettman in excess of the amount generally available to all salaried employees.
16	Under this scenario, the payments made to Ms. Bettman are not subject to the excise tax and no gross up is necessary.

Equity Compensation Plan Information

Prior to the Distribution, we expect to adopt the 2016 LSC Communications, Inc. Performance Incentive Plan (the “LSC PIP”), subject to the approval of RRD, our sole shareholder at such time. A form of the LSC PIP is filed as an exhibit to the Form 10, of which this information statement forms a part, and the following description is qualified in its entirety by reference to the LSC PIP.

Purposes of the LSC PIP

The LSC PIP is intended to provide incentives: (i) to officers, other employees and other persons who provide services to LSC through rewards based upon the ownership or performance of LSC common stock as well as other performance based compensation; and (ii) to non-employee directors of LSC through the grant of equity-based awards.

Summary Description of the LSC PIP

Under the LSC PIP, LSC may grant stock options, including incentive stock options, stock appreciation rights (“SARs”), restricted stock, stock units and cash awards, as discussed in greater detail below. The following description of the LSC PIP is a summary and is qualified in its entirety by reference to the complete text of the LSC PIP, which is attached as Exhibit 10.1 to this Form 10.

Participants

LSC’s non-employee directors and employees are eligible to participate in the LSC PIP.

Administration

The LSC PIP will be administered by a committee designated by LSC’s Board of Directors (the “Plan Committee”). Each member of the Plan Committee will be a director that the Board of Directors has determined to be an “outside director” under Section 162(m) of the Internal Revenue Code, a “non-employee director” under Section 16 of the Exchange Act and “independent” as such term is defined for purposes of NYSE listing rules. The sections of the LSC PIP relating to awards to non-employee directors may be administered by a separate committee of the Board (the “Director Award Committee”). The members of the Director Award Committee must also satisfy the standards described in the second sentence of this paragraph. The Director Award Committee has, with respect to awards to directors under the LSC PIP, all of the authority, and is subject to the same limitations, as is described below with respect to the Plan Committee.

Subject to the express provisions of the LSC PIP, the Plan Committee has the authority to select eligible officers and other employees of, and other persons who provide services to, LSC and its affiliates for participation in the LSC PIP and to determine all terms and conditions of each grant and award. All stock option awards, SARs, restricted stock awards and stock unit awards, other than awards that are subject to performance-based vesting conditions over a performance period of at least one year, shall have a minimum vesting period of at least three years from the date of grant (such vesting may, in the discretion of the Plan Committee, occur in full at the end of, or may occur in installments over, such three-year period as is specified in the LSC PIP). The Plan Committee may provide for early vesting upon the death, permanent or total disability, retirement or termination of service of the award recipient, and vesting shall accelerate upon a Change of Control as is specified in the LSC PIP. The Plan Committee also has the authority to waive the three-year minimum vesting period in the circumstances described in the LSC PIP.

Each grant and award is evidenced by a written agreement containing such provisions not inconsistent with the LSC PIP as the Plan Committee approves. The Plan Committee also has authority to establish rules and regulations for administering the LSC PIP and to decide questions of interpretation of any provision of the LSC PIP. The Plan Committee does not have authority to reprice any stock option or other award granted under the

LSC PIP, except in the case of adjustments described in the following paragraph. Except with respect to grants to (i) officers of LSC who are subject to Section 16 of the Exchange Act, (ii) a person whose compensation is likely to be subject to the $1 million deduction limit under Section 162(m) of the Internal Revenue Code (described below under “—U.S. Federal Income Tax Consequences”) or (iii) persons who are not employees of LSC, the Plan Committee may delegate some or all of its power and authority to administer the LSC PIP to the chief executive officer or other executive officer of LSC.

Available Shares

Prior to the Distribution, the number of shares of LSC common stock that will be available under the LSC PIP will be determined. The available shares may be awarded to officers and other employees and non-employee directors of, and other persons who provide services to, LSC and its affiliates, subject to adjustment in the event of a stock split, stock dividend, recapitalization, reorganization, merger or other similar event or change in capitalization. In general, shares subject to a grant or award under the LSC PIP which are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of all or a portion of a grant or award or the settlement of the grant or award in cash would again be available for grant under the LSC PIP. Shares tendered or withheld upon exercise of an option, vesting of restricted stock or stock units, settlement of an SAR or upon any other event to pay exercise price or tax withholding will not, however, be available for future issuance under the LSC PIP. In addition, upon exercise of an SAR, the total number of shares remaining available for issuance under the LSC PIP will be reduced by the gross number of shares for which the SAR is exercised.

The maximum number of shares of common stock with respect to which options and SARs or a combination thereof may be granted during any calendar year to any person is [●], subject to adjustment in the event of a stock split, stock dividend, recapitalization, reorganization, merger or other similar event or change in capitalization. With respect to performance awards that the Plan Committee desires to be eligible for deduction in excess of the $1,000,000 limit imposed by Section 162(m) of the Internal Revenue Code, (i) the maximum compensation payable pursuant to any such performance awards granted during any calendar year, to the extent payment thereunder is determined by reference to shares of LSC common stock (or the fair market value thereof), cannot exceed [●] shares of LSC common stock (or the fair market value thereof), subject to adjustment in the event of a stock split, stock dividend, recapitalization, reorganization, merger or other similar event or change in capitalization, and (ii) the maximum compensation payable pursuant to any such performance awards granted during any calendar year, to the extent payment is not determined by reference to shares of LSC common stock, cannot exceed $[●].

Termination and Amendment

The LSC PIP will terminate on the date on which no shares remain available for grants or awards under the LSC PIP, unless terminated earlier by the LSC Board of Directors, provided that, assuming that the LSC PIP itself has not previously terminated, the provision of the LSC PIP relating to annual grants to non-employee directors will terminate on [●], 2026 and termination will not affect the rights of any participant under any grants or awards made prior to termination. The Board of Directors may amend the LSC PIP at any time except that no amendment may be made without stockholder approval if stockholder approval is required by applicable law, rule or regulation, including Section 162(m) of the Internal Revenue Code (described below), or such amendment would increase the number of shares of LSC common stock available under the LSC PIP or permit repricing of awards made under the LSC PIP.

Stock Options and Stock Appreciation Rights

The period for the exercise of a non-qualified stock option (other than options granted to nonemployee directors) or an SAR and the option exercise price and base price of an SAR will be determined by the Plan Committee, provided that the option exercise price and the base price of an SAR will not be less than the fair market value of a share of LSC common stock on the date of grant and provided further that the minimum vesting period for such awards must be at least three years. SARs may be granted in tandem with a related stock option, in which event the grantee may elect to exercise either the SAR or the option, but not both, or SARs may be granted independently of stock options. The exercise of an SAR entitles the holder to receive (subject to withholding taxes) shares of LSC common stock, cash or both with a value equal to the excess of the fair market value of a stated number of shares of LSC common stock over the SAR base price.

No stock option or SAR can be exercisable more than ten years after its date of grant, except that, if the recipient of the incentive stock option owns greater than 10 percent of the voting power of all shares of capital stock of LSC, the option cannot be exercisable for more than five years after its date of grant. If the recipient of an incentive stock option does own greater than 10 percent of the voting power of all shares of capital stock of LSC, the option exercise price will be not less than the price required by the Internal Revenue Code, currently 110% of fair market value on the date of grant.

Upon exercise, the option exercise price may be paid in cash, by the delivery of previously owned shares of LSC common stock, by authorizing the company to withhold shares of stock that would otherwise be delivered having a fair market value equal to the aggregate exercise price or, to the extent expressly authorized by the Plan Committee, via a cashless exercise arrangement with the Company.

The LSC PIP includes a provision allowing the Plan Committee to make awards to participants outside the United States on terms and conditions different from those specified in the LSC PIP in order to accommodate any non-U.S. tax, legal or stock exchange requirements applicable to grants of awards to such participants.

Performance Awards and Fixed Awards

Under the LSC PIP, bonus awards, whether performance awards or fixed awards, can be made in (i) cash, whether in an absolute amount or as a percentage of compensation, (ii) stock units, each of which is substantially the equivalent of a share of LSC common stock but for the power to vote and, subject to the Plan Committee’s discretion, the entitlement to an amount equal to dividends or other distributions otherwise payable on a like number of shares of LSC common stock, (iii) restricted shares of LSC common stock issued to the participant that are forfeitable and have restrictions on transfer or (iv) any combination of the foregoing.

Performance awards can be made in terms of a stated potential maximum dollar amount, percentage of compensation or number of units or shares, with such actual amount, percentage or number to be determined by reference to the level of achievement of corporate, sector, business unit, division, individual or other performance goals over a performance period of not less than one nor more than ten years, as determined by the Plan Committee. The performance goals must be tied to one or more of the following: net sales; cost of sales; gross profit; earnings from operations; earnings before interest, taxes, depreciation and amortization; earnings before income taxes; earnings before interest and taxes; cash flow measures; return on equity; return on assets; return on net assets employed; return on capital; working capital; leverage ratio; stock price measures; enterprise value; safety measures; net income per common share (basic or diluted); EVA (economic value added); cost reduction goals or, in the case of awards not intended to be “qualified performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, any other similar criteria established by the Plan Committee. The Plan Committee may provide in any award agreement that the Plan Committee (i) will amend or adjust the performance goals or other terms or conditions of an outstanding award in recognition of unusual or nonrecurring events and (ii) has the right to reduce the amount payable pursuant to any performance award. Fixed awards are not contingent on the achievement of specific objectives, but are contingent on the participant’s continuing in the Company’s employ for a period specified in the award.

If shares of restricted stock are credited to a participant pursuant to a bonus award, the participant will have the right, unless and until such award is forfeited or unless otherwise determined by the Plan Committee at the time of grant, to vote the shares subject to such award and to receive dividends thereon from the date of grant and the right to participate in any capital adjustment applicable to all holders of LSC common stock, provided that (i) a distribution with respect to shares of LSC common stock and (ii) a regular cash dividend with respect to shares of common stock that are subject to performance-based vesting conditions, in each case, other than a regular quarterly cash dividend, must be deposited with the Company and will be subject to the same restrictions as the shares of LSC common stock with respect to which such distribution was made. Upon termination of any applicable restriction period, including, if applicable, the satisfaction or achievement of required performance objectives, a certificate evidencing ownership of the shares of the common stock will be delivered to the holder of such award, subject to the Company’s right to require payment of any taxes.

If stock units are credited to a participant pursuant to a bonus award, then, subject to the Plan Committee’s discretion, amounts equal to dividends and other distributions otherwise payable on a like number of shares of LSC common stock after the crediting of the units will be credited to an account for the participant and held until the award is forfeited or paid out. Interest may be credited on the account at a rate determined by the Plan Committee.

At the time of vesting of a bonus award, (i) the award, if in units, will be paid to the participant in shares of LSC common stock equal to the number of units, in cash equal to the fair market value of such shares or in such combination thereof as the Plan Committee determines, (ii) the award, if a cash bonus award, will be paid to the participant in cash, in shares of LSC common stock with a fair market value equal to the amount of such award or in such combination thereof as the Plan Committee determines and (iii) shares of restricted common stock issued pursuant to an award will be released from the restrictions.

Awards to Non-Employee Directors

On the date of the 2017 Annual Meeting, and on the date of each subsequent annual meeting prior to the termination of the section of the LSC PIP providing for director awards, the Company will make an award under the LSC PIP to each individual who is, immediately following such annual meeting, a non-employee director of LSC. Any such awards granted to non-employee directors will be in the form of stock options, restricted stock, stock units or SARs. The form of such awards, and the number of shares subject to each award, will be determined by the Director Awards Committee in the exercise of its sole discretion.

In addition, each non-employee director of LSC may from time to time elect, in accordance with procedures to be specified by the Director Awards Committee, to receive in lieu of (i) all or part of such director’s retainer or meeting fees or (ii) any annual phantom stock award granted to such non-employee director, an option to purchase shares of LSC common stock, which option will have a value as of the date of grant of such option equal to the amount of such fees or such phantom stock award. An option granted to a non-employee director in lieu of fees or a phantom stock award will become exercisable in full on the first anniversary of the date of grant.

New Plan Benefits

The number of stock options and other forms of awards that will be granted under the LSC PIP is not currently determinable

U.S. Federal Income Tax Consequences

The following is a brief summary of some of the U.S. federal income tax consequences generally arising with respect to grants and awards under the LSC PIP. This discussion does not address all aspects of the U.S. federal income tax consequences of participating in the LSC PIP that may be relevant to participants in light of their personal investment or tax circumstances and does not discuss any state, local or non-U.S. tax consequences of participating in the LSC PIP. This section is based on the Internal Revenue Code, its legislative history, existing and proposed regulations under the Internal Revenue Code and published rulings and court decisions, all as in effect as of the date of this document. These laws are subject to change, possibly on a retroactive basis. Each participant is advised to consult such participant’s own tax advisor concerning the application of the U.S. federal income tax laws to such participant’s particular situation, as well as the applicability and effect of any state, local or non-U.S. tax laws before taking any actions with respect to any of the following awards.

Stock Options

A participant will not recognize any income upon the grant of a non-qualified or incentive stock option. A participant will recognize compensation taxable as ordinary income upon exercise of a non-qualified stock option in an amount equal to the excess of the fair market value of the shares purchased on the date of exercise over their exercise price, and LSC (or one of its subsidiaries) generally will be entitled to a corresponding deduction, except to the extent limited by Section 162(m) of the Internal Revenue Code. A participant will not recognize any income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of such shares will be treated as long-term capital gain or loss, and neither the Company nor its subsidiaries will be entitled to any deduction. If, however, such shares are disposed of within such one or two year periods, then in the year of such disposition the participant will recognize compensation taxable as ordinary income equal to the excess of (A) the lesser of either (i) the amount realized upon such disposition or (ii) the fair market value of such shares on the date of exercise, over (B) the exercise price, and the Company or one of its subsidiaries will be entitled to a corresponding deduction. The participant will also be subject to capital gain tax on the excess, if any, of the amount realized on such disposition over the fair market value of the shares on the date of exercise.

SARs

A participant will not recognize any income upon the grant of SARs. A participant will recognize compensation taxable as ordinary income upon exercise of an SAR in an amount equal to the fair market value of any shares delivered and the amount of cash paid by LSC upon such exercise, and the Company or one of its subsidiaries generally will be entitled to a corresponding deduction.

Restricted Stock

A participant will not recognize any income at the time of the grant of shares of restricted stock (unless the participant makes an election to be taxed at the time the restricted stock is granted), and neither LSC nor its subsidiaries will be entitled to a tax deduction at such time. If the participant elects to be taxed at the time the restricted stock is granted, the participant will recognize compensation taxable as ordinary income at the time of the grant equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. If such election is made, a participant will recognize compensation taxable as ordinary income at the time the forfeiture conditions on the restricted stock lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. The Company or one of its subsidiaries generally will be entitled to a corresponding deduction at the time the ordinary income is recognized by a participant, except to the extent limited by Section 162(m) of the Internal Revenue Code. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the forfeiture conditions lapse will recognize compensation taxable as ordinary income, rather than dividend income, in an amount equal to the dividends paid, and the Company or one of its subsidiaries generally will be entitled to a corresponding deduction, except to the extent limited by Section 162(m) of the Internal Revenue Code.

Stock Units

A participant will not recognize any income at the time of the grant of stock units, and neither LSC nor its subsidiaries will be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income at the time LSC common stock is delivered under the stock units in an amount equal to the fair market value of such shares. The Company or one of its subsidiaries generally will be entitled to a corresponding deduction at the time the ordinary income is recognized by a participant, except to the extent the limit of Section 162(m) of the Internal Revenue Code applies. A participant will recognize compensation taxable as ordinary income when amounts equal to dividend equivalents and any other distributions attributable to stock units are paid, and the Company or one of its subsidiaries generally will be entitled to a corresponding deduction, except to the extent limited by Section 162(m) of the Internal Revenue Code.

Cash Bonus Awards

A participant will not recognize any income upon the grant of a bonus award payable in cash, and neither LSC nor its subsidiaries will be entitled to a tax deduction at such time. At the time such award is paid, the participant will recognize compensation taxable as ordinary income in an amount equal to any cash paid by the Company, and the Company or one of its subsidiaries generally will be entitled to a corresponding deduction, except to the extent limited by Section 162(m) of the Internal Revenue Code.

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally limits to $1 million the amount that a publicly held corporation can deduct each year for the compensation paid to each of the corporation’s chief executive officer and the corporation’s other three most highly compensated executive officers (other than the chief financial officer) as reported in the corporation’s proxy statement. However, “performance-based” compensation is not subject to the $1 million deduction limit. To qualify as performance-based compensation, the following requirements must be satisfied: (i) the compensation must be subject to achievement of performance goals established by a committee consisting solely of two or more “outside directors,” (ii) the material terms under which the compensation is to be paid, including the performance goals, are approved by a majority of the corporation’s shareholders and (iii) the committee certifies that the applicable performance goals were satisfied before payment of any performance-based compensation is made. It is intended that the Plan Committee will consist solely of “outside directors” as defined for purposes of Section 162(m) of the Internal Revenue Code. LSC will not be subject to the Section 162(m) requirements during a one-year transition period following the calendar year of the spin-off. We intend to submit the LSC PIP to shareholders prior to the expiration of such transition period.

Section 409A

Awards made under the LSC PIP that are considered to include deferred compensation for purposes of Section 409A of the Internal Revenue Code must satisfy the requirements of Section 409A to avoid adverse tax consequences to recipients, which could include the inclusion of amounts not payable currently in income and interest and an additional tax on any amount included in income, subject to withholding by the Company. The Company intends to structure any awards under the LSC PIP so that the requirements under Section 409A are either satisfied or are not applicable.

Director Compensation

Annual compensation for the Company’s non-employee directors following the Distribution will initially consist of cash and restricted stock unit awards. The annual retainer for non-employee directors will consist of $90,000 and RSUs, with a value at grant of $135,000, with the number of shares granted calculated pursuant to the terms of the Company’s incentive plan in effect on the date of grant. The lead director of the Board will receive an additional cash retainer of $62,500 and an additional annual RSU grant with a value of $62,500. The chairman of the Audit Committee and the chairman of the HR Committee will each receive an additional cash retainer of $25,000 and the chairman of the Corporate Responsibility & Governance Committee will receive an additional cash retainer of $20,000 in recognition of the responsibilities required in those roles.

The RSUs will be granted on the date of the Company’s Annual Meeting of Stockholders. Under the terms of the grant agreements, each RSU will vest and be payable in full in the form of Company common stock on the first anniversary of the grant date. The RSUs will also vest and be payable in full on the earlier of the date a director ceases to be a director of the Company and a change in control (as defined in the Company’s incentive plan). Dividend equivalents on the RSUs will be deferred and credited with interest quarterly (at the same rate as five year U.S. government bonds) and paid out in cash at the same time the corresponding portion of the RSU award becomes payable. RSU awards granted to directors on the RRD Board who become directors of LSC will be adjusted and converted to RSUs of LSC common stock. Such RSUs will be subject to the same terms and conditions (including with respect to vesting and deferral elections) immediately following the Distribution Date as applicable to the corresponding RRD award immediately prior to the Distribution Date.

The Company’s Corporate Responsibility & Governance Committee will periodically review directors’ compensation and recommend changes as appropriate. The Company’s directors will also be subject to stock ownership guidelines to be established following the Distribution.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship Between RRD and Us After the Separation

Following the Separation, we will be a public company and RRD may retain up to a 20% continuing common stock ownership interest in us. For purposes of governing the ongoing relationships between RRD and us after the Separation and to provide for an orderly transition, RRD and we will enter into the agreements described in this section prior to the Separation. All of the agreements summarized in this section will be filed with the SEC and on SEDAR prior to the Distribution as exhibits to the registration statement, of which this Information Statement forms a part, and the following summaries of those agreements are qualified in their entirety by reference to the agreements that will be filed prior to the Distribution.

Relationship Between Donnelley Financial and Us After the Separation

Following the Separation, we will no longer be affiliated with Donnelley Financial. For purposes of governing the ongoing relationships between Donnelley Financial and us after the Separation and to provide for an orderly transition, Donnelley Financial and we will enter into the agreements described in this section prior to the Separation. All of the agreements summarized in this section will be filed with the SEC and on SEDAR prior to the Distribution as exhibits to the registration statement, of which this Information Statement forms a part, and the following summaries of those agreements are qualified in their entirety by reference to the agreements that will be filed prior to the Distribution.

Internal Reorganization

The Internal Reorganization will be undertaken prior to the completion of the Separation in order to facilitate the Separation. The Internal Reorganization steps will result in LSC owning substantially all of the assets and liabilities of RRD’s current publishing and retail-centric print services and office products business and Donnelley Financial owning the assets and liabilities relating to RRD’s current financial communications and data services business. The Internal Reorganization will also result in RRD retaining the assets and liabilities associated with its customized multichannel communications management business. Some of the Internal Reorganization transactions have commenced and will continue until just prior to completion of the Separation.

Separation Transactions

Separation and Distribution Agreement

We will enter into the Separation and Distribution Agreement with RRD and Donnelley Financial as part of a series of transactions following which we will own the subsidiaries, businesses and other assets of RRD that constitute our business.

•	LSC is expected to consist of:

•	substantially all of RRD’s current Publishing and Retail Services segment as well as the office products reporting unit from RRD’s Variable Print segment;

•	certain publishing and e-book services currently within the digital and creative solutions reporting unit of RRD’s Strategic service segment;

•	substantially all of the operations currently within the Europe reporting unit of RRD’s International segment;

•	certain Mexican operations currently within the Latin America reporting unit of RRD’s International segment; and

•	the co-mail and related list services operations currently within the logistics reporting unit of RRD’s Strategic Services segment.

•	Donnelley Financial is expected to consist of RRD’s current financial reporting unit of RRD’s Strategic Services segment.

•	RRD is expected to consist of:

•	its current Variable Print segment except for the office products reporting unit that will become part of LSC Communications;

•	the logistics reporting unit within its current Strategic Services segment except for the operations that will become part of LSC Communications;

•	the sourcing and digital and creative solutions reporting units within its current Strategic Services segment except for the operations that will become part of LSC Communications; and

•	its current International segment except for substantially all of the Europe reporting unit and certain Mexican operations that will become part of LSC Communications.

The Separation and Distribution Agreement will set forth our agreements with RRD and Donnelley Financial regarding the principal transactions necessary to separate us from RRD.

The Separation. The Separation and Distribution Agreement will provide for assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us, Donnelley Financial and RRD as part of the Separation of RRD into three companies, and will describe when and how these transfers, assumptions and assignments will occur, although many of the transfers, assumptions and assignments will have already occurred as part of the Plan of Reorganization prior to the parties’ entering into the Separation and Distribution Agreement.

Certain Actions at or Prior to the Distributions. The Separation and Distribution Agreement will also provide for certain actions to occur at or prior to the Distribution and the distribution of Donnelley Financial common stock. These actions include: (i) the filing of the Certificate of Incorporation and adoption of the By-laws for us and Donnelley Financial, (ii) the appointment of directors to our Board and the board of directors of Donnelley Financial, (iii) the resignation of employees serving as directors or officers of various entities, (iv) adjustment of cash balances to target levels, (v) the entry into ancillary agreements and (vi) the entry into commercial arrangements. In order to ensure that cash balance targets are achieved, the Separation and Distribution Agreement will also provide a mechanism for the adjustment of our cash balances after the Distribution to ensure the target levels have been achieved as of each applicable Distribution Date.

The Distributions. The Separation and Distribution Agreement will also govern distribution of our common stock and Donnelley Financial common stock. RRD will cause the distribution of at least 80% of the outstanding shares of LSC common stock on the Distribution Date, and RRD will cause the distribution of at least 80% of the outstanding shares of Donnelley Financial common stock on the date of the distribution of Donnelley Financial common stock. Each holder of RRD common stock will receive [●] share(s) of our common stock for every [●] share(s) of RRD’s common stock held on the record date. Stockholders that would be entitled to fractional shares will receive cash in lieu of fractional shares. The Separation and Distribution Agreement also conditions the Distribution on the satisfaction of certain conditions described under “The Separation and the Distribution.” We currently expect the Distribution of our common stock and the distribution of Donnelley Financial common stock to occur on the same date. However, the Distribution of our common stock is not conditioned upon the distribution of the Donnelley Financial common stock, nor is the distribution of Donnelley Financial common stock conditioned upon the distribution of our common stock.

Certain Covenants. The Separation and Distribution Agreement will also govern the solicitation or hiring of RRD, LSC or Donnelley Financial employees from each other, the use of corporate names and cooperation and assistance between the parties.

Employee Matters. The employee matters section of the Separation and Distribution Agreement will allocate liabilities and responsibilities relating to employee compensation and benefits plans and programs and other related matters in connection with the Separation. The section will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company, including the treatment of certain outstanding long-term incentive awards, existing deferred compensation obligations, pension and retirement plans and certain health, welfare and other benefits obligations. The Separation and Distribution Agreement also will provide that outstanding RRD share options, restricted stock unit, performance share unit and director stock unit awards will be adjusted equitably in connection with the Distribution. See “Executive Compensation—Compensation Discussion and Analysis—Treatment of RRD Equity Awards in Connection with the Distribution.”

Releases and Indemnification. Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party will release and forever discharge each other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur, or alleged to have occurred, or to have failed to occur or any conditions existing or alleged to have existed on or before the Separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the Separation pursuant to the Separation and Distribution Agreement or any ancillary agreement or to ordinary course trade payables and receivables. In addition, the Separation and Distribution Agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of RRD’s business and Donnelley Financial’s business with RRD and Donnelley Financial, respectively. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless the other parties, their respective affiliates and subsidiaries and each of their respective officers, directors, employees and agents for any losses arising out of or otherwise in connection with the liabilities each such party assumed or retained pursuant to the Separation and Distribution Agreement; and any breach by such party of the Separation and Distribution Agreement.

Further Assurances. To the extent that the Internal Reorganization transactions contemplated by the Separation and Distribution Agreement and the Plan of Reorganization have not been consummated on or prior to the Distribution Date, the parties will agree to cooperate to effect such transactions as promptly as practicable. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

Legal Matters. Each party to the Separation and Distribution Agreement will assume the liability for, and control of, all pending and threatened legal matters related to its own business or assumed or retained liabilities and will indemnify the other parties for any liability arising out of or resulting from such assumed legal matters.

Dispute Resolution. In the event of any dispute arising out of the Separation and Distribution Agreement, the general counsels of the parties and such other representatives as the parties designate will negotiate to resolve any disputes among the parties. If the parties are unable to resolve the dispute in this manner within 45 days then, unless agreed otherwise by the parties, the parties will submit the dispute to mediation for an additional period of 30 days. If the parties are unable to resolve the dispute in this manner, the dispute will be resolved through binding arbitration. Except in the case of fraud or willful misconduct, the indemnity remedies provided in the Separation and Distribution Agreement shall be the exclusive remedy for any monetary damages, although the parties will be able to seek specific performance of the Separation and Distribution Agreement in a judicial proceeding.

Insurance. The Separation and Distribution Agreement will provide for the rights of the parties to report claims under existing insurance policies written by non-affiliates of RRD for occurrences prior to the Separation and set forth procedures for the administration of insured claims. In addition, the agreement will allocate among the parties the right to insurance policy proceeds based on reported claims and the obligations to incur deductibles under certain insurance policies. The Separation and Distribution Agreement also will provide that

RRD will obtain, either in its own name or on behalf of Donnelley Financial and us, as the case may be subject to the terms of the agreement, certain executive risk insurance policies, namely directors and officers, fiduciary, employment practices policies and professional liability policies, to apply against certain pre-Separation claims, if any.

Other Matters Governed by the Separation and Distribution Agreement. The Separation and Distribution Agreement also provides that RRD will have the sole and absolute discretion to determine whether to proceed with the Separation and the Distribution, including the form, structure and terms of any transactions to effect the Separation and the Distribution and the timing of and satisfaction of conditions to the consummation of the Separation and the Distribution. The Separation and Distribution Agreement also provides for management of contingent assets and contingent liabilities.

Tax Disaffiliation Agreement

We will enter into a Tax Disaffiliation Agreement with RRD that will govern RRD’s and our respective rights, responsibilities and obligations with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters. References in this summary description of the Tax Disaffiliation Agreement to the terms “tax” or “taxes” mean taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes.

We and our eligible subsidiaries currently join with RRD in the filing of certain consolidated, combined, and unitary returns for federal, state, local, and other applicable tax purposes. However, for periods (or portions thereof) beginning after the Distribution, we generally will not join with RRD in the filing of any federal, state, local or other applicable consolidated, combined or unitary tax returns.

Under the Tax Disaffiliation Agreement, with certain exceptions, RRD generally will be responsible for all of our U.S. federal, state, local and other applicable income taxes reflected on a consolidated, combined or unitary return that includes RRD or one of its subsidiaries (viewed after the Distribution Date). We will be generally responsible for all taxes that are attributable to us or one of our subsidiaries that are not referred to in the preceding sentence.

Finally, the Tax Disaffiliation Agreement will require that neither we nor any of our subsidiaries take any action that (or fail to take any action the omission of which) would be inconsistent with the Distribution qualifying as or that would preclude the Distribution from qualifying as a transaction that is generally tax-free to RRD and the holders of RRD common stock for U.S. federal income tax purposes.

Additionally, for the two-year period following the Distribution, we may not engage in certain activities that may jeopardize the tax-free treatment of the Distribution to RRD and its stockholders, unless we receive RRD’s consent or otherwise obtain a ruling from the IRS or a legal opinion, in either case reasonably satisfactory to RRD, that the activity will not alter the tax-free status of the Distribution to RRD and its stockholders. Such restricted activities include:

•	taking any action that would result in our ceasing to be engaged in the active conduct of our business, with the result that we are not engaged in the active conduct of a trade or business within the meaning of certain provisions of the Code;

•	redeeming or otherwise repurchasing any of our outstanding stock, other than through certain stock purchases of widely held stock on the open market;

•	amending our Certificate of Incorporation (or other organizational documents) that would affect the relative voting rights of separate classes of our capital stock or would convert one class of our capital stock into another class of our capital stock;

•	liquidating or partially liquidating;

•	merging with any other corporation (other than in a transaction that does not affect the relative stockholding of our stockholders), selling or otherwise disposing of (other than in the ordinary course of business) our assets, or taking any other action or actions if such merger, sale, other disposition or other action or actions in the aggregate would have the effect that one or more persons acquire (or have the right to acquire), directly or indirectly, as part of a plan or series of related transactions, assets representing one-half or more our asset value; and

•	taking any other action or actions that in the aggregate would have the effect that one or more persons acquire (or have the right to acquire), directly or indirectly, as part of a plan or series of related transactions, capital stock of ours possessing (i) at least 50% of the total combined voting power of all classes of stock or equity interests of ours entitled to vote, or (ii) at least 50% of the total value of shares of all classes of stock or of the total value of all equity interests of ours, other than an acquisition of our shares in the Distribution solely by reason of holding RRD common stock (but not including such an acquisition if such RRD common stock, before such acquisition, was itself acquired as part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares of our stock meeting the voting and value threshold tests listed previously in this bullet).

Moreover, we must indemnify RRD and its subsidiaries, officers and directors for any taxes of RRD arising from a final determination that the Distribution failed to be generally tax-free to RRD and the holders of RRD common stock for U.S. federal income tax purposes, if such taxes result from a violation of the restrictions set forth above.

Patent Assignment and License Agreement

We intend to enter into a Patent Assignment and License Agreement with RRD that will provide for ownership, licensing and other arrangements regarding the patents that we and RRD use in conducting our businesses.

This agreement will assign certain patents and patent applications to us. We and RRD will grant licenses to one another to use certain patents in connection with our respective businesses. The licenses will generally be perpetual and royalty-free. In certain circumstances, we and RRD will have a limited right to grant non-exclusive sub-licenses or assign the agreement to certain third parties but otherwise the agreement will contain sub-licensing and assignment restrictions.

Trademark Assignment and License Agreement

We intend to enter into a Trademark Assignment and License Agreement with RRD that will provide for ownership, licensing and other arrangements regarding the trademarks that we and RRD use in conducting our businesses.

This agreement will assign certain trademarks and trademark applications to us. We and RRD will grant licenses to one another to use certain trademarks in connection with our respective businesses. Some of the licenses will be perpetual, and others will be for a limited duration to allow us to transition out of the use of the trademarks in a commercially reasonable manner, in each case subject to certain termination triggers. The licenses to the trademarks will generally be royalty-free.

The agreement will include quality control provisions governing the trademarks that each party licenses to the other. In addition, the agreement will contain restrictions on us with respect to filing trademark applications that are identical or confusingly similar to any trademark owned by RRD.

In certain circumstances, we and RRD will have a limited right to grant non-exclusive sub-licenses or assign the agreement to certain third parties, but otherwise the agreement will contain sub-licensing and assignment restrictions.

Data Assignment and License Agreement

We intend to enter into a Data Assignment and License Agreement with RRD that will provide for ownership, licensing and other arrangements regarding the data that we and RRD use in conducting our businesses.

This agreement will assign to us sole ownership rights with respect to certain existing data, and joint ownership rights with respect to certain other existing data. We will grant licenses to RRD to use, for certain purposes, certain data rights that RRD assigns to us. The licenses will generally be perpetual and royalty-free. In certain circumstances, RRD will have a limited right to grant non-exclusive sub-licenses to certain third parties but otherwise the agreement will contain sub-licensing and assignment restrictions. We and RRD will also agree not to disclose confidential data to third parties except in specific circumstances.

Trade Secret License Agreement

We intend to enter into a Trade Secret License Agreement with RRD that will provide for licensing and other arrangements regarding the trade secrets that we and RRD use in conducting our businesses.

We and RRD will grant licenses to one another to use certain trade secrets in connection with our respective businesses. The licenses will generally be perpetual and royalty-free. In certain circumstances, we and RRD will have a limited right to grant nonexclusive sub-licenses to certain third parties but otherwise the agreement will contain sublicensing and assignment restrictions. We and RRD will also agree not to disclose each other’s trade secrets to third parties except in specific circumstances.

Transition Services Agreements

In addition to the Separation and Distribution Agreement, we will enter into agreements relating to transition services with each of RRD and Donnelley Financial under which, in exchange for the fees specified in such agreements, RRD will agree to provide certain services to us and we will agree to provide certain services to RRD and Donnelley Financial, including, but not limited to, such areas as tax, information technology, risk management, treasury, legal, human resources, accounting, purchasing, communications, security and compensation and benefits. We, Donnelley Financial and RRD, as parties receiving services under the agreements, will agree to indemnify the party providing services for losses (including reasonably foreseeable consequential damages, but excluding special, consequential, indirect, punitive damages, other than special, consequential, indirect, punitive damages awarded to any third party against an indemnified party) incurred by such party that arise out of or are otherwise in connection with the provision by such party of services under the agreement, except to the extent that such losses result from the providing party’s gross negligence, willful misconduct or bad faith. Similarly, each party providing services under the agreement will agree to indemnify the party receiving services for losses incurred by such party where such losses result from gross negligence, willful misconduct or bad faith of the party providing such services. The terms for each transition service will be set forth in the applicable transition services agreement, but will not exceed 24 months from the date of the Separation.

Stockholder and Registration Rights Agreement

Prior to the Distribution, we and RRD will enter into a Stockholder and Registration Rights Agreement with respect to any of our common stock retained by RRD pursuant to which we will agree that, upon the request of RRD, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of the shares of our common stock retained by RRD after the Distribution. In addition, we expect that RRD will grant us a proxy to vote the shares of our common stock that RRD retains immediately after the Distribution in proportion to the votes cast by our other stockholders. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from RRD to a person other than RRD, and neither the voting agreement nor the proxy will limit or prohibit any such sale or transfer.

Other Arrangements and Agreements with RRD

We will also enter into a number of commercial and other arrangements with RRD and its subsidiaries. These will include, among other things, arrangements for the provision of services, including logistics and premedia services, and access to technology. In addition, following the Separation, LSC will continue to provide sales support services to RRD’s Asia and Mexico print and graphics management businesses in order to facilitate the importing of books and related manipulatives to the U.S. RRD will also provide us certain global outsourcing, technical support and other services. The terms of such commercial arrangements will be 15-24 months, depending on the services, except for certain “runoff” work involving existing customer contracts, which will run for the terms of such underlying customer contracts. We and RRD will provide each other with standard commercial indemnification.

Other Arrangements and Agreements with Donnelley Financial

The Company will also enter into a number of commercial and other arrangements with Donnelley Financial and its subsidiaries. These will include agreements pursuant to which we will print and bind products for Donnelley Financial. The terms of such arrangement will not exceed 15 months, and we and Donnelley Financial will provide each other with standard commercial indemnification. LSC also expects to utilize financial communication software and services provided by Donnelley Financial that Donnelley Financial offers to all of its clients.

Certain Relationships and Potential Conflicts of Interest

Related Party Transaction Approval Policy

The Company will have a written policy relating to approval or ratification of all transactions involving an amount in excess of $120,000 in which the Company is a participant and in which a related person has or will have a direct or indirect material interest, including without limitation any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships, subject to certain enumerated exclusions. Under the policy, such related person transactions must be approved or ratified by (i) the Corporate Responsibility and Governance Committee or (ii) if the Corporate Responsibility and Governance Committee determines that the approval or ratification of such transaction should be considered by all of the disinterested members of the Board, such disinterested members of the Board by a majority vote. Related persons include any of our directors or certain executive officers, certain of our stockholders and their immediate family members.

In considering whether to approve or ratify any related person transaction, the Corporate Responsibility and Governance Committee or such disinterested directors, as applicable, may consider all factors that they deem relevant to the transaction, including, but not limited to, the size of the transaction and the amount payable to or receivable from a related person, the nature of the interest of the related person in the transaction, whether the transaction may involve a conflict of interest; and whether the transaction involves the provision of goods or services to the Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties.

To identify related person transactions, at least once a year all directors and executive officers of the Company are required to complete questionnaires seeking, among other things, disclosure with respect to such transactions of which such director or executive officer may be aware. In addition, each executive officer of the Company is required to advise the chairman of the Corporate Responsibility and Governance Committee of any related person transaction of which he or she becomes aware.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Beneficial Ownership Of Stock

This table shows the number and percentage of shares of our common stock that will be owned of record and beneficially at the time of the Distribution by each director and executive officer of the Company. The table also shows the name, address and the number and percentage of shares owned by persons beneficially owning of record more than 5% of any class at the time of Distribution. All information in the table and related footnotes is based solely upon the Company’s review of SEC filings as of [●], 2016 as to the ownership of RRD common stock and is presented as if the Distribution has occurred prior to the dates of ownership information used in the table.

Name	Shares(1)		Restricted Share Units(2)	Stock Options Exercisable on or Prior to [●]/16	Total Shares(3)	Total Shares (including Director Restricted Share Units)	% of Total Outstanding
R. R. Donnelley & Sons Company
Thomas J. Quinlan III
Suzanne S. Bettman
Andrew B. Coxhead
Kent A. Hansen
Richard T. Lane
Judith H. Hamilton
M. Shan Atkins
Margaret A. Breya
Francis J. Jules
Thomas F. O’Toole
Richard K. Palmer
Douglas W. Stotlar
Shivan S. Subramaniam
All directors and executive officers as a group
Blackrock, Inc. and certain subsidiaries		(9)	0	0
Capital Research Global Investors		(10)	0	0
Capital World Investors		(11)	0	0
Epoch Investment Partners, Inc. and TD Asset Management Inc.		(12)	0	0
The Vanguard Group, Inc.		(13)	0	0

*	Less than one percent.
1.
2.
3.
4.
5.
6.
7.
8.
9.	Blackrock, Inc. (Blackrock) is an investment advisor with a principal business office at 55 East 52nd Street, New York, New York 10055. This amount reflects the total shares held by Blackrock clients. Blackrock has sole investment authority over all shares, sole voting authority over [●] shares and no voting authority over [●] shares.

10.	Capital Research Global Investors (Capital Research) is an investment advisor with a principal business office at 333 South Hope Street, Los Angeles, California 90071. This amount reflects the total shares held by Capital Research clients. Capital Research has sole investment authority over all shares and sole voting authority over all shares. Capital Research is a division of Capital Research and Management Company.
11.	Capital World Investors (Capital World) is an investment advisor with a principal business office at 333 South Hope Street, Los Angeles, California 90071. This amount reflects the total shares held by Capital World clients. Capital World has sole investment authority over all shares and sole voting authority over all shares. Capital World is a division of Capital Research and Management Company.
12.	Epoch Investment Partners, Inc. (Epoch), with a principal place of business at 399 Park Avenue, New York, New York 10022, and TD Asset Management Inc. (TDAM), with a principal place of business at Canada Trust Tower, BCE Place, 161 Bay Street, 35th Floor, Toronto, Ontario, M5J 2T2, are investment advisors and wholly-owned subsidiaries of TD Bank Financial Group. This amount reflects [●] total shares held by Epoch clients and [●] total shares held by TDAM clients. Each of Epoch and TDAM has sole investment authority over all shares held by its clients and sole voting authority over all shares held by its clients.
13.	The Vanguard Group, Inc. (Vanguard) is an investment advisor with a principal business office at 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. This amount reflects the total shares held by Vanguard clients. Vanguard has sole investment authority over [●] shares and shared investment authority over [●] shares, sole voting authority over [●] shares, shared voting authority over [●] shares and no voting authority over [●] shares.

SHARES ELIGIBLE FOR FUTURE SALE

Sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price for our common stock. Upon completion of the Distribution, we will have outstanding an aggregate of approximately [●] million shares of our common stock based upon the number of shares of RRD common stock outstanding on [●], 2016, excluding treasury stock and assuming no exercise of outstanding options. All of the shares of our common stock will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in the rules under the Securities Act (which may include RRD depending on the percentage of shares of our common stock it may retain following the Distribution). Shares held by “affiliates” may be sold in the public market only if registered or if they qualify for an exemption from registration or in compliance with Rule 144 under the Securities Act which is summarized below. Further, as described below, we plan to file a registration statement to cover the shares issued under our equity incentive plan.

Stockholder and Registration Rights Agreement

RRD expects to retain up to 20% of our common stock following the Distribution. Prior to the Separation and Distribution, we and RRD will enter into a Stockholder and Registration Rights Agreement pursuant to which we will agree that, upon the request of RRD, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of the shares of any of our common stock retained by RRD after the Distribution. In addition, RRD will grant us a proxy to vote the shares of our common stock that RRD retains immediately after the distribution in proportion to the votes cast by our other stockholders. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from RRD to a person other than RRD, and neither the voting agreement nor the proxy will limit or prohibit any such sale or transfer.

Rule 144

In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on NYSE during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain holding period requirements, manner of sale provisions and notice requirements and the availability of current public information about us.

Employee and Non-Employee Director Stock Awards

As described under “Executive Compensation—Compensation Discussion and Analysis—Treatment of RRD Equity Awards in Connection with the Distribution,” in connection with the Distribution we will issue under our equity incentive plan options with respect to approximately [●] shares of our common stock in respect of previously granted awards to employees by RRD and restricted stock units with respect to approximately [●] shares of our common stock in respect of previously granted awards to employees and RRD non-employee directors by RRD. In addition, we anticipate making other equity based awards to our employees and non-employee directors in the future. We currently expect to file a registration statement under the Securities Act to register shares to be issued under our equity incentive plan, including the options and restricted stock units that were assumed in connection with the Distribution. Shares covered by such registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

DESCRIPTION OF CAPITAL STOCK

We are currently authorized to issue 100 shares of common stock. Prior to the Distribution we will amend and restate our Certificate of Incorporation to provide authorization for us to issue [●] shares of capital stock, of which [●] shares will be common stock, par value $0.01 per share and [●] shares will be preferred stock, par value $0.01 per share. Our Certificate of Incorporation will provide that our common stock and preferred stock will have the rights described below. Unless otherwise indicated, the description of our capital stock described in the section assumes our Certificate of Incorporation and By-laws are in effect.

Description of Common Stock

All shares of our common stock currently outstanding are fully paid and non-assessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class. Upon consummation of the Distribution and adoption of our Certificate of Incorporation, we will be authorized to issue [●] shares of common stock.

Our common stock has the following rights and privileges:

Voting: Each holder of shares of common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of stockholders. Except as otherwise required by law or as described below, holders of shares of common stock will vote together as a single class on all matters presented to the stockholders for their vote or approval, including the election of directors. There are no cumulative voting rights. Accordingly, the holders of a majority of the total shares of common stock voting for the election of directors can elect all the directors if they choose to do so, subject to the voting rights of holders of any preferred stock to elect directors. Our By-laws will provide that directors will be elected to the Board by a majority of the votes cast, except in contested elections, wherein directors will be elected to the Board by a plurality of the votes cast.

Dividends and distributions: The holders of shares of common stock have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by our Board from legally available funds.

Liquidation, dissolution or winding-up: In the event of our liquidation, dissolution or winding-up, holders of the shares of common stock are entitled to share equally, share-for-share, in the assets available for distribution after payment of all creditors and the liquidation preferences of our preferred stock.

Restrictions on transfer: Neither our Certificate of Incorporation nor our By-laws contain any restrictions on the transfer of shares of common stock. In the case of any transfer of shares, there may be restrictions imposed by applicable securities laws.

Redemption, conversion or preemptive rights: Holders of shares of common stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for our securities.

Other provisions: There are no redemption provisions or sinking fund provisions applicable to the common stock, nor is the common stock subject to calls or assessments by us.

Preferred Stock

Shares of preferred stock may be issued in one or more series at such time or times, and for such consideration or considerations, as the Board may determine. The Board is expressly authorized at any time, and from time to time, to provide for the issuance of shares of preferred stock in one or more series with such designations, powers, preferences and rights and the qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board, and as are not stated and expressed in our Certificate of Incorporation or any amendment thereto including, but not limited to, determination of any of the following:

•	the distinctive serial designation of such series which shall distinguish it from other series;

•	the number of shares included in such series;

•	the dividend rate (or method of determining such rate) payable to the holders of the shares of such series, any conditions upon which such dividends shall be paid and the date or dates upon which such dividends shall be payable;

•	whether dividends on the shares of such series shall be cumulative and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series will be cumulative;

•	whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights provided by law, and if so the terms of such voting rights;

•	the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events;

•	the amount or amounts which shall be payable out of the assets of the corporation to the holders of the shares of such series upon voluntary or involuntary liquidation, dissolution or winding up the corporation, and the relative rights of priority, if any, of payment of the shares of such series;

•	the obligation, if any, of the corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

•	whether the shares of such series shall be convertible into, or exchangeable for, at any time or times at the option of the holder or holders thereof or at the option of the corporation or upon the happening of a specified event or events, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the corporation, and the price or prices or rate or rates of exchange or conversion and any adjustments applicable thereto; and

•	any other powers, preferences and rights and qualifications, limitations and restrictions not inconsistent with the General Corporation Law of the State of Delaware.

Shares of preferred stock which have been issued and reacquired in any manner by the corporation (excluding, until the corporation elects to retire them, shares which are held as treasury shares but including shares redeemed, shares purchased and retired and shares which have been converted into shares of RRD common stock) shall have the status of authorized but unissued shares of preferred stock and may be reissued.

Nomination, Election and Term of Directors

Our Certificate of Incorporation will provide for a classified Board consisting of three classes of directors. Class I directors will serve until the first annual meeting of stockholders following the Distribution. The Class II and Class III directors will serve until the second and the third annual meeting of stockholders following the Distribution, respectively. Following the expiration of the initial terms of the Initial Directors, our stockholders will elect successor directors to one year terms. Our Certificate of Incorporation will provide that our Board will fully declassify upon the expiration of the terms of our Class III directors.

It will be the policy of the Corporate Responsibility and Governance Committee to consider candidates for director recommended by stockholders. The committee will evaluate candidates recommended for director by stockholders in the same way that it will evaluate any other candidate. The committee will also consider candidates recommended by management and members of the Board.

In identifying and evaluating nominees for director, the committee will take into account the applicable requirements for directors under the listing rules of NYSE. In addition, the committee will consider other criteria as it deems appropriate and which may vary over time depending on the Board’s needs, including certain core competencies and other criteria such as the personal and professional qualities, experience and education of the nominees, as well as the mix of skills and experience on the Board prior to and after the addition of the nominees. Although not part of any formal policy, the goal of the committee will be a balanced and diverse

Board, with members whose skills, viewpoint, background and experience complement each other and, together, contribute to the Board’s effectiveness as a whole.

The Corporate Responsibility and Governance Committee from time to time may engage third-party search firms to identify candidates for director, and may use search firms to do preliminary interviews and background and reference reviews of prospective candidates.

Advance Notification of Stockholder Nominations and Proposals

Our By-laws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board. In particular, stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our By-laws. To be timely, the notice must be received by our corporate secretary not less than 90 or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year, unless the annual meeting is not scheduled to be held within a period that commences 30 days before such anniversary date and ends 30 days after such anniversary date, then notice shall be given by the later of the close of business 90 days prior to the meeting date or the tenth day following notice of the annual meeting (in each case, subject to extension in certain circumstances). Our initial annual meeting of stockholders is expected to be held on May 18, 2017 and for the initial annual meeting of stockholders notice must be received by our corporate secretary no earlier than January 18, 2017 and no later than February 17, 2017. We intend to announce the official date for the 2017 annual meeting of stockholders by the end of 2016 via press release or Form 8-K.

Limits on Written Consents

Our Certificate of Incorporation will provide that, except as otherwise provided as to any series of preferred stock in the terms of that series, no action of stockholders required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting of stockholders, without prior notice and without a vote, and the power of the stockholders to consent in writing to the taking of any action without a meeting is specifically denied.

Special Stockholder Meetings

Our By-laws will provide that stockholders holding at least 25% of our issued and outstanding common stock may call a special meeting of stockholders. Stockholders must notify our corporate secretary in writing prior to such special meeting of stockholders and the notice must contain the information specified in our By-laws.

Forum Selection

Our By-laws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or agent to us or our stockholders or debtholders, (iii) any action asserting a claim against us, or our officers, directors, employees or agents arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our By-laws, in each case, as amended from time to time, or (iv) any action asserting a claim governed by the internal affairs doctrine or other “internal corporate claim” as defined in Section 115 of the Delaware General Corporation Law shall be a state court located within the State of Delaware (or if no state court has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice and consented to the foregoing forum selection provisions.

Anti-Takeover Effects of Certain Provisions

Some of the provisions of our Certificate of Incorporation and By-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, including our ability to issue preferred stock and the initial classification of our Board, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control in us to first negotiate with the Board. We believe that the benefits of increased protection will give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection will outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Section 203 of the Delaware General Corporation Law

Section 203 of the General Corporation Law of the State of Delaware prohibits certain transactions between a Delaware corporation and an “interested stockholder.” An “interested stockholder” for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the aggregate voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) prior to the time that a stockholder became an interested stockholder, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the Company’s Board, (2) the interested stockholder acquired at least 85% of the aggregate voting power of the Company in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the Board and the affirmative vote of the holders of two-thirds of the aggregate voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. These restrictions do not apply if, among other things, the Company’s certificate of incorporation contains a provision expressly electing not to be governed by Section 203. Our Certificate of Incorporation will not contain such an election.

Limitation on Personal Liability

Our Certificate of Incorporation will include provisions that limit the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except to the extent that such limitation is not permitted under the DGCL. Such limitation shall not apply, except to the extent permitted by the DGCL, to (i) any breach of a director’s duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit. These provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Our By-laws will provide for indemnification to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or, at the request of the Company, serves or served as a director or officer of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. Our By-laws will also provide that the Company must advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Unless the Board adopts a resolution authorizing such proceeding, or for counterclaims that respond to and negate a claim in a proceeding initiated by others, the Company is not obligated to provide any indemnification, payment or reimbursement of expenses to any person in connection with a proceeding initiated by such person or for proceedings to enforce the rights provided by the indemnification provisions of our By-laws. In addition, we intend to enter into indemnification agreements with each of our executive officers and directors pursuant to which we will agree to indemnify each such executive officer and director to the fullest extent permitted by the DGCL.

Transfer Agent

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

Listing

We intend to list our common stock on the NYSE under the symbol “LKSD”.

INDEMNIFICATION

OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any current or former director, officer or employee or other individual against expenses, judgments, fines and amounts paid in settlement in connection with civil, criminal, administrative or investigative actions or proceedings, other than a derivative action by or in the right of the corporation, if the director, officer, employee or other individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s By-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our Certificate of Incorporation will include provisions that limit the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except to the extent that such limitation is not permitted under the DGCL. Such limitation shall not apply, except to the extent permitted by the DGCL, to (i) any breach of a director’s duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit. These provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Our By-laws will provide for indemnification to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or, at the request of the Company, serves or served as a director or officer of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. Our By-laws will also provide that the Company must advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Unless the Board adopts a resolution authorizing such proceeding, or for counterclaims that respond to and negate a claim in a proceeding initiated by others, the Company is not obligated to provide any indemnification, payment or reimbursement of expenses to any person in connection with a proceeding initiated by such person or for proceedings to enforce the rights provided by the indemnification provisions of our By-laws. In addition, we intend to enter into indemnification agreements with each of our executive officers and directors pursuant to which we will agree to indemnify each such executive officer and director to the fullest extent permitted by the DGCL.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement, of which this Information Statement forms a part, under the Exchange Act and the rules and regulations promulgated under the Exchange Act with respect to the shares of our common stock being distributed to RRD stockholders in the Distribution. This Information Statement does not contain all of the information set forth in the registration statement and its exhibits and schedules, to which reference is made hereby. Statements in this Information Statement as to the contents of any contract, agreement or other document are qualified in all respects by reference to such contract, agreement or document. If we have filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you should read the full text of such contract, agreement or document for a more complete understanding of the document or matter involved. For further information with respect to us and our common stock, we refer you to the registration statement, of which this Information Statement forms a part, including the exhibits and the schedules filed as a part of it.

We intend to furnish the holders of our common stock with annual reports and proxy statements containing financial statements audited by an independent public accounting firm and file with the SEC quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information. We also intend to furnish other reports as we may determine or as required by law.

The registration statement, of which this Information Statement forms a part, and its exhibits and schedules, and other documents which we file with the SEC can be inspected and copied at, and copies can be obtained from, the SEC’s public reference room. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public at the SEC’s web site at http://www.sec.gov. You can also obtain reports, proxy statements and other information about us at our web site at [●].

Information that we file with the SEC after the date of this Information Statement may supersede the information in this Information Statement. You may read these reports, proxy statements and other information and obtain copies of such documents and information as described above.

No person is authorized to give any information or to make any representations other than those contained in this Information Statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this Information Statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth or in our affairs since the date hereof.

To the Board of Directors and Shareholders of

R.R. Donnelley & Sons Company

Chicago, Illinois

We have audited the accompanying combined balance sheets of the LSC Communications operations (the “Company” or “LSC Communications”) of R. R. Donnelley and Sons Company as of December 31, 2015 and 2014, and the related combined statements of operations, comprehensive income, parent company equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of LSC Communications as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the accompanying combined financial statements have been derived from the consolidated financial statements and accounting records of R. R. Donnelley & Sons Company. The combined financial statements include the allocation of certain assets, liabilities, expenses and income that have historically been held at the R. R. Donnelley & Sons Company corporate level but which are specifically identifiable or attributable to the Company. The combined financial statements also include expense allocations for certain corporate functions historically provided by R. R. Donnelley & Sons Company. These costs and allocations may not be reflective of the actual expense which would have been incurred had the Company operated as a separate unaffiliated entity apart from R. R. Donnelley & Sons Company.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

March 31, 2016

LSC Communications

Combined Statements of Operations

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

	Year Ended December 31,
	2015	2014	2013
Net sales	$3,742.9	$3,853.4	$3,741.0
Cost of sales (exclusive of depreciation and amortization)	2,874.0	2,952.9	2,812.8
Cost of sales with RRD and affiliates (exclusive of depreciation and amortization)	215.9	243.7	241.3

Total cost of sales	3,089.9	3,196.6	3,054.1
Selling, general and administrative expenses (exclusive of depreciation and amortization)	280.3	268.5	278.3
Restructuring, impairment and other charges—net	56.5	131.5	79.3
Depreciation and amortization	181.4	182.0	193.7

Income from operations	134.8	74.8	135.6
Interest income—net	(2.5)	(3.9)	(3.8)
Investment and other (income) expense-net	(0.2)	(9.5)	2.8

Earnings before income taxes	137.5	88.2	136.6
Income tax expense	63.9	30.2	42.1

Net earnings	$73.6	$58.0	$94.5

See accompanying Notes to the Combined Financial Statements.

LSC Communications

Combined Statements of Comprehensive Income

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

	Year Ended December 31,
	2015	2014	2013
Net earnings	$73.6	$58.0	$94.5
Other comprehensive (loss) income, net of tax
Translation adjustments	(28.3)	(32.8)	(0.2)
Adjustments for net pension and other postretirement benefits plan cost	(8.0)	0.6	12.7

Other comprehensive (loss) income	(36.3)	(32.2)	12.5

Comprehensive income	$37.3	$25.8	$107.0

See accompanying Notes to the Combined Financial Statements.

LSC Communications

Combined Balance Sheets

As of December 31, 2015 and 2014

(in millions)

	December 31,
	2015	2014
ASSETS
Cash and cash equivalents	$94.5	$124.8
Receivables, less allowances for doubtful accounts of $10.9 in 2015 (2014 – $13.3)	617.6	596.4
Inventories	217.6	188.1
Prepaid expenses and other current assets	30.3	35.9

Total current assets	960.0	945.2

Property, plant and equipment—net	717.6	696.5
Goodwill	81.2	30.0
Other intangible assets-net	147.7	61.5
Notes receivable from RRD and affiliates	—	25.8
Deferred income taxes	36.2	30.2
Other noncurrent assets	68.4	79.9

Total assets	$2,011.1	$1,869.1

LIABILITIES
Accounts payable	$288.9	$288.5
Accrued liabilities	202.5	207.0
Short-term debt	2.6	0.8

Total current liabilities	494.0	496.3

Noncurrent restructuring liabilities	18.0	20.5
Noncurrent multi-employer pension liabilities	41.6	44.6
Deferred income taxes	152.3	99.7
Other noncurrent liabilities	28.6	33.5

Total liabilities	734.5	694.6

Commitments and Contingencies (Note 11)
EQUITY
Accumulated other comprehensive loss	(204.5)	(168.2)
Net parent company investment	1,481.1	1,342.7

Total equity	1,276.6	1,174.5

Total liabilities and equity	$2,011.1	$1,869.1

See accompanying notes to the Combined Financial Statements.

LSC Communications

Combined Statements of Cash Flows

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

	Year Ended December 31,
	2015	2014	2013
OPERATING ACTIVITIES
Net earnings	$73.6	$58.0	$94.5
Adjustments to reconcile net earnings to net cash provided by operating activities:
Impairment charges	8.1	102.5	12.3
Depreciation and amortization	181.4	182.0	193.7
Provision for doubtful accounts receivable	2.8	4.9	2.0
Share-based compensation	5.5	5.6	6.6
Deferred income taxes	(37.9)	(59.4)	(46.8)
Changes in uncertain tax positions	6.9	—	—
(Gain) loss on investments and other assets-net	(0.3)	(0.3)	2.5
Gain on bargain purchase	—	(9.5)	—
Other	(0.6)	0.1	0.7
Changes in operating assets and liabilities—net of acquisitions:
Accounts receivable—net	(2.1)	37.2	7.5
Inventories	24.6	(6.6)	5.1
Prepaid expenses and other current assets	20.8	0.9	(0.3)
Accounts payable	1.8	(11.3)	(21.1)
Income taxes payable and receivable	11.0	(0.9)	(1.5)
Accrued liabilities and other	(21.0)	3.5	57.7

Net cash provided by operating activities	274.6	306.7	312.9

INVESTING ACTIVITIES
Capital expenditures	(41.6)	(60.4)	(79.3)
Acquisitions of businesses, net of cash acquired	(111.1)	(75.9)	—
Proceeds from sales of other assets	7.5	13.4	0.8
Transfers to restricted cash	—	(11.9)	0.5
Other investing activities	24.1	—	—

Net cash used in investing activities	(121.1)	(134.8)	(78.0)

FINANCING ACTIVITIES
Payments of current maturities and long-term debt	(71.4)	—	—
Net transfers to Parent and affiliates	(100.2)	(177.9)	(237.7)

Net cash used in financing activities	(171.6)	(177.9)	(237.7)

Effect of exchange rate on cash and cash equivalents	(12.2)	(13.9)	1.8
Net decrease in cash and cash equivalents	(30.3)	(19.9)	(1.0)
Cash and cash equivalents at beginning of year	124.8	144.7	145.7

Cash and cash equivalents at end of period	$94.5	$124.8	$144.7

Supplemental non-cash disclosure:
Issuance of 1.0 million shares of RRD stock for acquisition of business	$—	$18.3	$—
Issuance of 8.0 million shares of RRD stock for acquisition of business	$154.2	$—	$—

See accompanying Notes to the Combined Financial Statements.

LSC Communications

Combined Statements of Parent Company Equity

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

	Net Parent Company Investment	Accumulated Other Comprehensive Loss	Total Equity
Balance at January 1, 2013	$1,573.5	$(148.5)	$1,425.0
Net earnings	94.5	—	94.5
Net transfers to parent company	(217.5)	—	(217.5)
Other comprehensive income	—	12.5	12.5

Balance at December 31, 2013	$1,450.5	$(136.0)	$1,314.5

Net earnings	58.0	—	58.0
Net transfers to parent company	(165.8)	—	(165.8)
Other comprehensive loss	—	(32.2)	(32.2)

Balance at December 31, 2014	$1,342.7	$(168.2)	$1,174.5

Net earnings	73.6	—	73.6
Net transfers from parent company	64.8	—	64.8
Other comprehensive loss	—	(36.3)	(36.3)

Balance at December 31, 2015	$1,481.1	$(204.5)	$1,276.6

See accompanying Notes to the Combined Financial Statements.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Note 1. Overview and Basis of Presentation

Description of Business and Separation

The principal business of LSC Communications (“the Company,” “we,” “our” and “us”) is to offer a broad scope of print-related capabilities. The Company serves the needs of publishers, merchandisers and retailers worldwide with a portfolio of products, services and technology solutions that includes print, office products, e-services, warehousing, fulfillment services and supply chain management. LSC Communications prints magazines, catalogs, retail inserts, books, directories and its office products offerings include filing products, note-taking products, binders, tax and stock forms and envelopes.

On August 4, 2015, R. R. Donnelley & Sons Company (“RRD” or the “Parent”) announced that its Board of Directors intends to create three independent public companies: (i) the Company, which will be a publishing and retail-centric print services and office products company, (ii) Donnelley Financial, Inc., which will be a financial communications and data services company and (iii) a global, customized multichannel communications management company, which will be the business of RRD after the Separation. The transactions are expected to take the form of a tax-free distribution to the RRD shareholders of at least 80% of the shares of the common stock of the Company and Donnelley Financial Solutions. The transactions are subject to customary conditions, including obtaining a private letter ruling from the Internal Revenue Service and tax opinions, execution of inter-company agreements and final approval by the RRD Board of Directors. RRD expects to complete the transactions in October 2016, but there can be no assurance that the transactions will be completed on the anticipated timeline or at all or that the terms of the transactions will not change.

Structure of Transaction

LSC Communications was incorporated on February 22, 2016 as a wholly-owned subsidiary of RRD. Prior to the distribution of at least 80.0% of the Company’s outstanding shares of common stock to holders of RRD’s common stock, which we refer to as the Distribution, following a series of internal restructuring transactions we will own the subsidiaries, businesses and other assets owned by RRD, directly or indirectly, that are described in this Information Statement.

Basis of Presentation

The accompanying combined financial statements have been prepared on a stand-alone basis and are derived from RRD’s consolidated financial statements and accounting records. The combined financial statements include the financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States (“GAAP”).

The combined financial statements include the allocation of certain assets and liabilities that have historically been held at the RRD corporate level but which are specifically identifiable or attributable to the Company. Cash and cash equivalents held by RRD were not allocated to LSC Communications unless they were held in a legal entity that will be transferred to LSC Communications. All intercompany transactions and accounts have been eliminated. All intracompany transactions between RRD and LSC Communications are considered to be effectively settled in the combined financial statements at the time the transaction is recorded with the exception of a note receivable from RRD and its affiliates. The total net effect of the settlement of these intracompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as net parent company investment. Net parent company investment is primarily impacted by contributions from RRD which are the result of treasury activities and net funding provided by or distributed to RRD.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

The combined financial statements include certain expenses of RRD which were allocated to LSC Communications for certain corporate functions, including healthcare and pension benefits, information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. These expenses have been allocated to the Company on the basis of direct usage, when available, with the remainder allocated on a pro rata basis by revenue, employee headcount, or other measures. The Company considers the allocation methodology and results to be reasonable for all periods presented; however, these allocations may not be indicative of the actual expenses that LSC Communications would have incurred as an independent public company or the costs it may incur in the future.

The income tax amounts in these combined financial statements have been calculated based on a separate income tax return methodology and presented as if the Company’s operations were separate taxpayers in the respective jurisdictions.

RRD maintains various benefit and share-based compensation plans at a corporate level. LSC Communications’ employees participate in those programs and a portion of the cost of those plans is included in LSC Communications’ combined financial statements. However, LSC Communications’ combined balance sheets do not include any equity related to share-based compensation plans or any net benefit plan obligations unless the benefit plan covers only active and inactive LSC Communications employees. See Notes 12 and 15 for a further description of benefit plans and the accounting for share-based compensation, respectively.

LSC Communications generates a portion of its net sales from sales to RRD’s subsidiaries. Additionally, LSC Communications utilizes RRD for freight and logistics when shipping finished goods to its customers. Included in the combined financial statements are net sales to RRD’s subsidiaries of $64.4 million, $62.6 million and $62.5 million and cost of sales related to freight, logistics and premedia services purchased from RRD of $215.9 million, $243.7 million and $241.3 million for the years ended December 31, 2015, 2014 and 2013, respectively. Intercompany receivables and payables with RRD are reflected within net parent company investment in the accompanying combined financial statements.

Note 2. Significant Accounting Policies

Use of Estimates—The preparation of the combined financial statements, in conformity with GAAP, requires the extensive use of management’s estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. Estimates are used when accounting for items and matters including, but not limited to, allowance for uncollectible accounts receivable, inventory obsolescence, asset valuations and useful lives, taxes, restructuring and other provisions and contingencies.

Foreign Operations—Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates existing at the respective balance sheet dates. Income and expense items are translated at the average rates during the respective periods. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of other comprehensive income (loss) while transaction gains and losses are recorded in net earnings. Deferred taxes are not provided on cumulative foreign currency translation adjustments when the Company expects foreign earnings to be permanently reinvested.

Fair Value Measurements—Certain assets and liabilities are required to be recorded at fair value on a recurring basis. Fair value is determined based on the exchange price that would be received for an asset or paid

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company records the fair value of its pension plan assets and other postretirement plan assets on a recurring basis. Assets measured at fair value on a nonrecurring basis include long-lived assets held and used, long-lived assets held for sale, goodwill and other intangible assets. The fair value of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying values. The three-tier value hierarchy, which prioritizes valuation methodologies based on the reliability of the inputs, is:

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants.

Revenue Recognition—The Company recognizes revenue for the majority of its products upon transfer of title and the passage of the risk of ownership, which is generally upon shipment to the customer. Contracts generally specify F.O.B. shipping point terms. Under agreements with certain customers, custom products may be stored by the Company for future delivery. In these situations, the Company may also receive a logistics or warehouse management fee for the services it provides. In certain of these cases, delivery and billing schedules are outlined in the customer agreement and product revenue is recognized when manufacturing is complete, title and risk of ownership transfer to the customer, and there is a reasonable assurance as to collectability. Because the majority of products are customized, product returns are not significant; however, the Company accrues for the estimated amount of customer credits at the time of sale.

Revenue from the Company’s co-mail and list services operations is recognized when services are completed.

The Company records deferred revenue in situations where amounts are invoiced but the revenue recognition criteria outlined above are not met. Such revenue is recognized when all criteria are subsequently met.

Certain revenues earned by the Company require judgment to determine if revenue should be recorded gross, as a principal, or net of related costs, as an agent. Billings for shipping and handling costs are recorded gross. Many of the Company’s operations process materials, primarily paper, that may be supplied directly by customers or may be purchased by the Company and sold to customers. No revenue is recognized for customer-supplied paper, but revenues for Company-supplied paper are recognized on a gross basis.

The Company records taxes collected from customers and remitted to governmental authorities on a net basis.

By-product recoveries—The Company records the sale of by-products as a reduction of cost of sales.

Cash and cash equivalents—The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Short-term securities consist of investment grade instruments of governments, financial institutions and corporations. The Company has $9.6 million of restricted cash in Mexico at December 31, 2015.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Receivables—Receivables are stated net of allowances for doubtful accounts and primarily include trade receivables, notes receivable and miscellaneous receivables from suppliers. No single customer comprised more than 10% of our net sales in 2015, 2014 or 2013. Specific customer provisions are made when a review of significant outstanding amounts, utilizing information about customer creditworthiness and current economic trends, indicates that collection is doubtful. In addition, provisions are made at differing rates, based upon the age of the receivable and the Company’s historical collection experience. See Note 6, Accounts Receivable, for details of activity affecting the allowance for doubtful accounts receivable.

Inventories—Inventories include material, labor and factory overhead and are stated at the lower of cost or market and net of excess and obsolescence reserves for raw materials and finished goods. Provisions for excess and obsolete inventories are made at differing rates, utilizing historical data and current economic trends, based upon the age and type of the inventory. Specific excess and obsolescence provisions are also made when a review of specific balances indicates that the inventories will not be utilized in production or sold. The cost of 78.9% and 88.9% of the inventories at December 31, 2015 and 2014, respectively, has been determined using the Last-In, First-Out (LIFO) method. This method is intended to reflect the effect of inventory replacement costs within results of operations; accordingly, charges to cost of sales generally reflect recent costs of material, labor and factory overhead. LSC Communications uses an external-index method of valuing LIFO inventories. The remaining inventories, primarily related to certain acquired and international operations, are valued using the First-In, First-Out (FIFO) or specific identification methods.

Long-Lived Assets—The Company assesses potential impairments to its long-lived assets if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indefinite-lived intangible assets are reviewed annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. An impaired asset is written down to its estimated fair value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows. Long-lived assets, other than goodwill and other intangible assets, that are held for sale, are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell.

Property, plant and equipment—Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives. Useful lives range from 15 to 40 years for buildings, the lesser of 7 years or the lease term for leasehold improvements and from 3 to 15 years for machinery and equipment. Maintenance and repair costs are charged to expense as incurred. Major overhauls that extend the useful lives of existing assets are capitalized. When properties are retired or disposed, the costs and accumulated depreciation are eliminated and the resulting profit or loss is recognized in the results of operations.

Goodwill—Goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit. The Company’s goodwill balances for certain reporting units were reallocated based on the relative fair values of the businesses.

Goodwill is reviewed for impairment annually as of October 31 or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying value.

For certain reporting units, the Company may perform a qualitative, rather than quantitative, assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In performing this qualitative analysis, the Company considers various factors, including the excess of prior year

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

estimates of fair value compared to carrying value, the effect of market or industry changes and the reporting unit’s actual results compared to projected results. Based on this qualitative analysis, if management determines that it is more likely than not that the fair value of the reporting unit is greater than its carrying value, no further impairment testing is performed.

For the remaining reporting units, the Company compares each reporting unit’s fair value, estimated based on comparable company market valuations and expected future discounted cash flows to be generated by the reporting unit, to its carrying value. If the carrying value exceeds the reporting unit’s fair value, the Company performs an additional fair value measurement calculation to determine the impairment loss, which is charged to operations in the period identified. See Note 4, Restructuring, Impairment and Other Charges, for further discussion.

The Company also performs an interim review for indicators of impairment at each quarter-end to assess whether an interim impairment review is required for any reporting unit. In the Company’s impairment review at October 31, 2015, and its interim review for indicators of impairment as of December 31, 2015, management concluded that there were no indicators that the fair value of any of the reporting units with goodwill was more likely than not below its carrying value.

Amortization—Certain costs to acquire and develop internal-use computer software are capitalized and amortized over their estimated useful life using the straight-line method, up to a maximum of five years. Amortization expense, primarily related to internally-developed software and excluding amortization expense related to other intangible assets, was $4.6 million, $3.3 million and $3.2 million for the years ended December 31, 2015, 2014 and 2013, respectively. Other intangible assets, except for those intangible assets with indefinite lives, are recognized separately from goodwill and are amortized over their estimated useful lives. Other intangible assets with indefinite lives are not amortized. See Note 5, Goodwill and Other Intangible Assets, for further discussion of other intangible assets and the related amortization expense.

Share-Based Compensation—RRD maintains an incentive share-based compensation program for the benefit of its officers, directors, and certain employees, including certain LSC Communications employees. Share-based compensation expense has been allocated to the Company based on the awards and terms previously granted to the Company’s employees as well as an allocation of expense related to RRD’s corporate and shared functional employees. See Note 15, Stock and Incentive Programs for Employees, for further discussion.

Pension and Other Postretirement Benefits Plans—LSC Communications’ employees participate in various pension and other postretirement health care plans sponsored by RRD. In LSC Communications’ financial statements, these plans are accounted for as multiemployer benefit plans and no net liabilities have been reflected in LSC Communications’ combined balance sheets as there were no unfunded contributions due at the end of any reporting period. At the separation date, LSC Communications expects to record the net benefit plan obligations transferred from RRD. LSC Communications’ statements of operations include expense allocations for these benefits. These expenses were funded through intercompany transactions with RRD which are reflected within net parent company investment in LSC Communications.

Certain plans in LSC Communications’ U.K., Mexico, and U.S. operations are direct obligations of LSC Communications and are recorded in the combined financial statements. LSC Communications has recorded a net asset or liability to recognize the funded or unfunded status, respectively, of these plans in its combined balance sheets. The U.S. plans included in the combined financial statements are the result of the Company’s 2015 acquisition of Courier and 2014 acquisition of the North American operations of Esselte. At the date of separation, it is expected that the U.K. plan will be transferred to RRD.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

LSC Communications engages outside actuaries to assist in the determination of the obligations and costs under these plans. The Company records annual income and expense amounts relating to its pension and other postretirement benefits plans based on calculations which include various actuarial assumptions including discount rates, expected long-term rates of return, turnover rates, health care cost trend rates and compensation increases. The Company reviews its actuarial assumptions on an annual basis as of December 31 (or more frequently if a significant event requiring remeasurement occurs) and modifies the assumptions based on current rates and trends when it is appropriate to do so. The effects of modifications are recognized immediately on the combined balance sheets, but are generally amortized into operating earnings over future periods, with the deferred amount recorded in accumulated other comprehensive income (loss).

Taxes on Income—In the Company’s combined financial statements, income tax expense and deferred tax balances have been calculated on a separate income tax return basis although the Company’s operations have historically been included in the tax returns filed by the respective RRD entities of which the Company’s business was a part. In the future, as a standalone entity, the Company will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in historical periods.

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. The Company maintains valuation allowances unless it is more likely than not that the deferred tax asset will be realized.

The Company maintains an income taxes payable or receivable account in each jurisdiction and, with the exception of certain entities outside the U.S. that will transfer to the Company at Separation, the Company is deemed to settle current tax balances with the RRD tax paying entities in the respective jurisdictions. These settlements are reflected as changes in net parent company investment in the combined balance sheets. The Company classifies interest expense and any related penalties related to income tax uncertainties as a component of income tax expense.

The Company is regularly audited by foreign and domestic tax authorities. These audits occasionally result in proposed assessments where the ultimate resolution might result in the Company owing additional taxes, including in some cases, penalties and interest. The Company recognizes a tax position in its financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. This recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Although management believes that its estimates are reasonable, the final outcome of uncertain tax positions may be materially different from that which is reflected in the Company’s financial statements. The Company adjusts such reserves upon changes in circumstances that would cause a change to the estimate of the ultimate liability, upon effective settlement or upon the expiration of the statute of limitations, in the period in which such event occurs. See Note 13, Income Taxes, for further discussion.

Comprehensive Income (Loss)—Comprehensive income (loss) for the Company consists of net earnings, unrecognized actuarial gains and losses and foreign currency translation adjustments. See Note 14, Comprehensive Income, for further discussion.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Note 3. Business Combinations

2015 Acquisition

On June 8, 2015, RRD acquired Courier Corporation (“Courier”), a leader in digital printing and publishing primarily in the United States, specializing in educational, religious and trade books. The acquisition expanded the Company’s digital printing capabilities. Courier’s book manufacturing operations and publishing operations are included in LSC Communications’ combined financial statements. Courier‘s Brazilian operations are not part of LSC Communications; therefore, the Company’s combined financial statements do not include Courier’s Brazilian operations. The purchase price for Courier was $137.3 million in cash and 8.0 million shares of RRD common stock, or a total transaction value of $291.5 million (including $5.8 million related to Brazil) based on RRD’s closing share price on June 5, 2015, plus the assumption of Courier’s debt of $78.2 million (including $1.7 million related to Brazil). Courier had $20.9 million (including $0.4 million related to Brazil) of cash as of the date of acquisition. Immediately following the acquisition, substantially all of the debt assumed was repaid.

For the year ended December 31, 2015, the Company’s combined financial statements included net sales of $183.8 million and a loss before income taxes of $2.9 million related to the Courier acquisition, including restructuring, impairment and other charges of $24.7 million and a charge of $10.8 million resulting from an inventory purchase accounting adjustment.

The Courier acquisition was recorded by allocating the cost of the acquisition to the assets acquired, including other intangible assets, based on their estimated fair values at the acquisition date. The excess of the cost over the net amounts assigned to the fair value of the assets acquired was recorded as goodwill. The goodwill associated with this acquisition is primarily attributable to the synergies expected to arise as a result of the acquisition.

The tax deductible goodwill related to Courier was $7.5 million.

Based on the valuation, the final purchase price allocation included in the combined financial statements for the Courier acquisition was as follows:

Accounts receivable	$32.8
Inventories	58.7
Prepaid expenses and other current assets	38.2
Property, plant and equipment	158.1
Other intangible assets	103.6
Other noncurrent assets	7.7
Goodwill	51.2
Accounts payable and accrued liabilities	(19.1)
Other noncurrent liabilities	(5.7)
Deferred taxes-net	(83.7)

Total purchase price-net of cash acquired	341.8
Less: debt assumed	76.5
Less: value of common stock issued by RRD	154.2

Net cash paid	$111.1

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

The fair values of other intangible assets, technology and goodwill associated with the acquisition of Courier were determined to be Level 3 under the fair value hierarchy. The following table presents the fair value, valuation techniques and related unobservable inputs for these Level 3 measurements:

	Fair Value	Valuation Technique	Unobservable Input	Range
Customer relationships	$93.5	Excess earnings	Discount rate Attrition rate	14.0% –17.0% 0.0% – 5.0%
Trade names	10.1	Relief-from-royalty method	Discount rate Royalty rate (pre-tax)	12.0% 0.3% – 1.0%
Technology	1.6	Relief-from-royalty method	Discount rate	11.0%
			Royalty rate (pre-tax)	15.0%

The fair values of property, plant and equipment associated with the Courier acquisition were determined to be Level 3 under the fair value hierarchy and were estimated using either the market approach, if a secondhand market existed, or cost approach.

2014 Acquisition

On March 25, 2014, the Company acquired substantially all of the North American operations of Esselte Corporation (“Esselte”), a developer and manufacturer of nationally branded and private label office and stationery products. The acquisition, combined with the Company’s existing products, created a more competitive and efficient office products supplier capable of supplying enhanced offerings across the combined customer base. The purchase price for Esselte included $82.3 million in cash and 1.0 million shares of RRD common stock, or a total transaction value of $100.6 million based on RRD’s closing share price on March 24, 2014. Esselte had $6.4 million of cash as of the date of acquisition.

The fair value of the identifiable net assets acquired of approximately $110.1 million exceeded the purchase price of $100.6 million, resulting in a bargain purchase gain of $9.5 million for the year ended December 31, 2014, which was recorded in net investment and other (income) expense. The gain on the bargain purchase was primarily attributable to RRD’s ability to use certain tax operating losses.

The tax deductible goodwill related to the Esselte acquisition was $7.3 million.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Based on the valuations, the final purchase price allocation for the Esselte acquisition was as follows:

Accounts receivable	$53.8
Inventories	23.7
Prepaid expenses and other current assets	2.0
Property, plant and equipment	40.0
Other intangible assets	24.7
Other noncurrent assets	0.3
Accounts payable and accrued liabilities	(45.0)
Other noncurrent liabilities	(15.8)
Deferred taxes-net	20.0

Total purchase price-net of cash acquired	103.7
Less: value of common stock issued by RRD	18.3
Less: Gain on bargain purchase	9.5

Net cash paid	$75.9

The fair values of other intangible assets associated with the acquisition of Esselte were determined to be Level 3 under the fair value hierarchy. The following table presents the fair value, valuation techniques and related unobservable inputs for these Level 3 measurements:

	Fair Value	Valuation Technique	Unobservable Input	Range
Customer relationships	$15.9	Excess earnings	Discount rate Attrition rate	21.0% 5.0%

Trade names	8.8	Relief-from-royalty method	Discount rate Royalty rate (pre-tax)	19.0% 1.5%

The fair values of property, plant and equipment associated with the Esselte acquisition were determined to be Level 3 under the fair value hierarchy and were estimated using either the market approach, if a secondhand market existed, or cost approach.

For the years ended December 31, 2015, 2014 and 2013 the Company recorded $13.8 million, $1.4 million and $1.0 million, respectively, of acquisition-related expenses, associated with completed acquisitions, within selling, general and administrative expenses in the combined statements of operations.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Pro Forma Results

The following unaudited pro forma financial information for the years ended December 31, 2015 and 2014 presents the combined results of operations of the Company and the acquisitions described above, as if the acquisitions had occurred as of January 1 of the year prior to acquisition.

The unaudited pro forma financial information is not intended to represent or be indicative of the Company’s combined future results of operations or financial condition that would have been reported had these acquisitions been completed as of the beginning of the period presented and should not be taken as indicative of the Company’s combined future results of operations or financial condition. Pro forma adjustments are tax-effected at the applicable statutory tax rates.

	Year ended December 31,
	2015	2014
Net sales	$3,860.8	$4,199.0
Net earnings	107.3	35.3

The following table outlines unaudited pro forma financial information for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015	2014
Amortization of purchased intangibles	$21.2	$21.4
Restructuring, impairment and other charges	31.1	156.1

The following table outlines the pro forma adjustments affecting net earnings attributable to for the year ended December 31, 2015 and 2014.

	Year ended December 31,
	2015	2014
Depreciation and amortization of purchased assets, pre-tax	$(3.4)	$(3.9)
Acquisition-related expenses, pre-tax	18.9	(1.8)
Restructuring, impairment and other charges, pre-tax	25.8	(20.7)
Inventory fair value adjustments, pre-tax	10.8	(8.7)
Other pro forma adjustments, pre-tax	0.5	(7.4)
Income taxes	(12.8)	14.7

Note 4. Restructuring, Impairment and Other Charges

Restructuring, Impairment and Other Charges recognized in Results of Operations

2015	Employee Terminations	Other Restructuring Charges	Total Restructuring Charges	Impairment	Other Charges	Total
Print	$18.8	$5.1	$23.9	$7.0	$22.2	$53.1
Office Products	0.6	1.5	2.1	1.1	—	3.2
Corporate	0.2	—	0.2	—	—	0.2

Total	$19.6	$6.6	$26.2	$8.1	$22.2	$56.5

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Restructuring and Impairment Charges

For the year ended December 31, 2015, the Company recorded net restructuring charges of $19.6 million for employee termination costs for 766 employees, of whom 536 were terminated as of December 31, 2015. These charges primarily related to the closure of two facilities in the Print segment, the integration of Courier and the reorganization of certain operations. Additionally, the Company incurred lease termination and other restructuring charges of $6.6 million for the year ended December 31, 2015, including charges related to multi-employer pension plan withdrawal obligations as a result of facility closures. For the year ended December 31, 2015, the Company also recorded $8.1 million of impairment charges primarily related to buildings and machinery and equipment associated with facility closings. The fair values of the buildings and machinery and equipment were determined to be Level 3 under the fair value hierarchy and were estimated based on discussions with real estate brokers, review of comparable properties, if available, discussions with machinery and equipment brokers, dealer quotes and internal expertise related to the current marketplace conditions.

Other Charges

For the year ended December 31, 2015, the Company recorded charges of $22.2 million, including integration charges of $19.1 million for payments made to certain Courier employees upon the termination of Courier’s executive severance plan immediately prior to the acquisition and $3.1 million of charges for multi-employer pension plan withdrawal obligations unrelated to facility closures. The total liability for the withdrawal obligations associated with the Company’s decision to withdraw from all multi-employer pension plans included in accrued liabilities and other noncurrent liabilities are $6.2 million and $41.6 million, respectively. See Note 12, Retirement Plans, for further discussion of multi-employer pension plans.

The Company’s withdrawal liabilities could be affected by the financial stability of other employers participating in the plans and any decisions by those employers to withdraw from the plans in the future. While it is not possible to quantify the potential impact of future events or circumstances, reductions in other employers’ participation in multi-employer pension plans, including certain plans from which the Company has previously withdrawn, could have a material impact on the Company’s previously estimated withdrawal liabilities, combined results of operations, financial position or cash flows.

2014	Employee Terminations	Other Restructuring Charges	Total Restructuring Charges	Impairment	Other Charges	Total
Print	$1.0	$6.4	$7.4	$103.0	$16.5	$126.9
Office Products	4.0	1.1	5.1	(0.5)	—	4.6

Total	$5.0	$7.5	$12.5	$102.5	$16.5	$131.5

Restructuring and Impairment Charges

For the year ended December 31, 2014, the Company recorded net restructuring charges of $5.0 million for employee termination costs for 96 employees, substantially all of whom were terminated as of December 31, 2015. These charges primarily related to the integration of Esselte as well as one facility closure within the Print segment, continuing charges related to a facility closure in the prior year and the reorganization of certain operations. Additionally, the Company incurred lease termination and other restructuring charges of $7.5 million for the year ended December 31, 2014, including charges related to multi-employer pension plan withdrawal obligations as a result of facility closures. For the year ended December 31, 2014, the Company also recorded $2.2 million of impairment charges primarily related to buildings and machinery and equipment associated with

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

facility closings. The impairment charges are net of gains related to the sale of previously impaired other long-lived assets. The fair values of the buildings and machinery and equipment were determined to be Level 3 under the fair value hierarchy and were estimated based on discussions with real estate brokers, review of comparable properties, if available, discussions with machinery and equipment brokers, dealer quotes and internal expertise related to the current marketplace conditions.

As a result of the Company’s annual goodwill impairment test, the Company recorded non-cash charges of $100.3 million to recognize the impairment of goodwill in the magazines, catalogs and retail inserts reporting unit within the Print segment. The goodwill impairment charges resulted from a reduction in the estimated fair value of the reporting unit based on lower expectations of future revenue, profitability and cash flows as compared to expectations as of the last annual goodwill impairment test. The lower expectations for the magazines, catalogs and retail inserts reporting unit were due to accelerating volume declines and increasing price pressures resulting from declining demand, primarily in catalogs and magazines. Revenue and income from operations in the magazines, catalogs and retail inserts reporting unit for the year ended December 31, 2014 were lower than previous expectations due to volume declines and price pressures. The negative trends experienced in 2014 were expected to continue in future years. The goodwill impairment charges were determined using Level 3 inputs, including discounted cash flow analyses, comparable marketplace fair value data and management’s assumptions in valuing the significant tangible and intangible assets.

Other Charges

For the year ended December 31, 2014, the Company recorded charges of $16.5 million as a result of its decision to withdraw from all multi-employer pension plans serving facilities that are currently operating. These charges for multi-employer pension plan withdrawal obligations, unrelated to facility closures, represent the Company’s best estimate of the expected settlement of these withdrawal liabilities. The total liabilities for the withdrawal obligations associated with the Company’s decision to withdraw from all multi-employer pension plans included in accrued liabilities and other noncurrent liabilities are $9.8 million and $44.6 million, respectively, as of December 31, 2014. See Note 12, Retirement Plans, for further discussion of multi-employer pension plans.

2013	Employee Terminations	Other Restructuring Charges	Total Restructuring Charges	Impairment	Other Charges	Total
Print	$17.2	$14.1	$31.3	$12.3	$35.3	$78.9
Office Products	0.1	0.3	0.4	—	—	0.4

Total	$17.3	$14.4	$31.7	$12.3	$35.3	$79.3

Restructuring and Impairment Charges

For the year ended December 31, 2013, the Company recorded net restructuring charges of $17.3 million for employee termination costs for 772 employees, all of whom were terminated as of December 31, 2015. These charges primarily related to the closing of two manufacturing facilities within the Print segment and the reorganization of certain operations. Additionally, the Company incurred other restructuring charges of $14.4 million for the year ended December 31, 2013 related to multi-employer pension plan complete or partial withdrawal charges primarily attributable to manufacturing facility closures. For the year ended December 31, 2013, the Company also recorded $12.3 million of impairment charges primarily related to buildings and machinery and equipment associated with facility closings. The fair values of the buildings and machinery and

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

equipment were determined to be Level 3 under the fair value hierarchy and were estimated based on discussions with real estate brokers, review of comparable properties, if available, discussions with machinery and equipment brokers, dealer quotes and internal expertise related to the current marketplace conditions.

Other Charges

For the year ended December 31, 2013, the Company recorded charges of $35.3 million as a result of its decision to withdraw from certain multi-employer pension plans. These charges for multi-employer pension plan withdrawal obligations, unrelated to facility closures, represent the Company’s best estimate of the expected settlement of these withdrawal liabilities. See Note 12, Retirement Plans, for further discussion of multi-employer pension plans.

Restructuring Reserve

The restructuring reserve as of December 31, 2015 and 2014, and changes during the year ended December 31, 2015, were as follows:

	December 31, 2014	Restructuring Charges	Foreign Exchange and Other	Cash Paid	December 31, 2015
Employee terminations	$4.2	$19.6	$1.7	$(12.3)	$13.2
Multi-employer pension plan withdrawal obligations	20.8	1.3	1.5	(3.6)	20.0
Lease terminations and other	4.9	5.3	0.2	(6.8)	3.6

Total	$29.9	$26.2	$3.4	$(22.7)	$36.8

The current portion of restructuring reserves of $18.8 million at December 31, 2015 was included in accrued liabilities, while the long-term portion of $18.0 million, primarily related to multi-employer pension plan withdrawal obligations related to facility closures and lease termination costs, was included in other noncurrent liabilities at December 31, 2015.

Payments on all of the Company’s multi-employer pension plan withdrawal obligations are scheduled to be substantially completed by 2034. Changes based on uncertainties in these estimated withdrawal obligations could affect the ultimate charges related to multi-employer pension plan withdrawals. See Note 12, Retirement Plans, for further discussion on multi-employer pension plans.

The restructuring liabilities classified as “lease terminations and other” consisted of lease terminations, other facility closing costs and contract termination costs. Payments on certain of the lease obligations are scheduled to continue until 2018. Market conditions and the Company’s ability to sublease these properties could affect the ultimate charges related to the lease obligations. Any potential recoveries or additional charges could affect amounts reported in the Company’s financial statements.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

The restructuring reserve as of December 31, 2014 and 2013, and changes during the year ended December 31, 2013, were as follows:

	December 31, 2013	Restructuring Charges	Foreign Exchange and Other	Cash Paid	December 31, 2014
Employee terminations	$8.6	$5.0	$4.6	$(14.0)	$4.2
Multi-employer pension plan withdrawal obligations	23.2	1.5	(0.6)	(3.3)	20.8
Lease terminations and other	7.1	6.0	0.3	(8.5)	4.9

Total	$38.9	$12.5	$4.3	$(25.8)	$29.9

The current portion of restructuring reserves of $9.4 million at December 31, 2014 was included in accrued liabilities, while the long-term portion of $20.5 million, primarily related to multi-employer pension plan complete or partial withdrawal obligations related to facility closures and lease termination costs, was included in other noncurrent liabilities at December 31, 2014.

Payments associated with the employee terminations reflected in the above table were substantially completed by December 31, 2015.

Note 5. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2014 were as follows:

	Print	Office Products	Total
Net book value as of January 1, 2014
Goodwill	$810.7	$108.6	$919.3
Accumulated impairment losses	(710.4)	(78.6)	(789.0)

Total	100.3	30.0	130.3

Impairment charges	(100.3)	—	(100.3)
Net book value as of December 31, 2014
Goodwill	799.9	108.6	908.5
Accumulated impairment losses	(799.9)	(78.6)	(878.5)

Total	—	30.0	30.0

Acquisitions	51.2	—	51.2
Net book value as of December 31, 2015
Goodwill	845.0	108.6	953.6
Accumulated impairment losses	(793.8)	(78.6)	(872.4)

Total	$51.2	$30.0	$81.2

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

For the year ended December 31, 2014, the Company recorded non-cash charges of $100.3 million to reflect an impairment of goodwill in the Print segment. See Note 4, Restructuring, Impairment and Other Charges, for further discussion regarding this impairment charge.

The components of other intangible assets at December 31, 2015 and 2014 were as follows:

	December 31, 2015			December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	$205.5	$(93.6)	$111.9	$112.9	$(78.2)	$34.7
Trade names	5.4	(1.7)	3.7	0.8	(0.8)	—

Total amortizable other intangible assets	210.9	(95.3)	115.6	113.7	(79.0)	34.7
Indefinite-lived trade names	32.1	—	32.1	26.8	—	26.8

Total other intangible assets	$243.0	$(95.3)	$147.7	$140.5	$(79.0)	$61.5

During the years ended December 31, 2015 and 2014, the Company recorded additions to other intangible assets of $103.6 million and $24.7 million, respectively, for the acquisitions of Courier and Esselte, respectively, the components of which were as follows:

	December 31, 2015		December 31, 2014
	Amount	Weighted Average Amortization Period (in years)	Amount	Weighted Average Amortization Period (in years)
Customer relationships	$93.5	12.0	$15.9	7.0
Trade names (amortizable)	4.6	3.0	—	N/A
Trade names (indefinite-lived)	5.5	N/A	8.8	N/A

Total additions	$103.6		$24.7

Amortization expense for other intangible assets was $16.9 million, $11.4 million and $9.6 million for the years ended December 31, 2015, 2014 and 2013, respectively.

The following table outlines the estimated future amortization expense related to other intangible assets as of December 31, 2015.

Amount
2016	$17.0
2017	15.7
2018	11.2
2019	10.4
2020	10.4
2020 and thereafter	50.9

Total	$115.6

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Note 6. Accounts Receivable

Transactions affecting the allowances for doubtful accounts receivable balance during the years ended December 31, 2015, 2014 and 2013 were as follows:

	2015	2014	2013
Balance, beginning of year	$13.3	$11.6	$19.4
Provisions charged to expense	2.8	4.9	2.0
Write-offs and other	(5.2)	(3.2)	(9.8)

Balance, end of year	$10.9	$13.3	$11.6

Note 7. Inventories

The components of the Company’s inventories, net of excess and obsolescence reserves for raw materials and finished goods, at December 31, 2015 and 2014 were as follows:

	2015	2014
Raw materials and manufacturing supplies	$101.9	$109.3
Work in process	61.8	58.5
Finished goods	120.6	94.1
LIFO reserve	(66.7)	(73.8)

Total	$217.6	$188.1

The Company recognized a LIFO benefit of $7.1 million in 2015, expense of $0.4 million in 2014 and a benefit of $2.0 million in 2013.

Note 8. Property Plant and Equipment

The components of the Company’s property, plant and equipment at December 31 2015 and 2014 were as follows:

	2015	2014
Land	$48.5	$43.3
Buildings	774.5	754.7
Machinery and equipment	4,282.8	4,280.5

	5,105.8	5,078.5
Accumulated depreciation	(4,388.2)	(4,382.0)

Total	$717.6	$696.5

For the years ended December 31, 2015, 2014 and 2013, depreciation expense was $159.9 million, $167.3 million and $180.9 million, respectively.

Note 9. Fair Value Measurement

Certain assets and liabilities are required to be recorded at fair value on a recurring basis. The Company’s assets and liabilities required to be adjusted to fair value on a recurring basis are pension and other postretirement

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

benefits plan assets. See Note 12, Retirement Plans, for the fair value of the Company’s pension and other postretirement benefits plan assets as of December 31, 2015 and 2014.

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company is required to record certain assets and liabilities at fair value on a nonrecurring basis, generally as a result of acquisitions or the remeasurement of assets resulting in impairment charges. See Note 3, Business Combinations, for further discussion on the fair value of assets and liabilities associated with acquisitions.

The fair value as of the measurement date, net book value as of the end of the year and related impairment charge for assets measured at fair value on a nonrecurring basis subsequent to initial recognition during the years ended December 31, 2015, 2014 and 2013 were as follows:

	Year Ended December 31, 2015		As of December 31, 2015
	Impairment Charge	Fair Value Measurement (Level 3)	Net Book Value
Long-lived assets held for sale or disposal	$9.4	$15.0	$14.4

Total	$9.4	$15.0	$14.4

	Year Ended December 31, 2014		As of December 31, 2014
	Impairment Charge	Fair Value Measurement (Level 3)	Net Book Value
Long-lived assets held and used	$0.2	$0.6	$0.6
Long-lived assets held for sale or disposal	3.9	11.7	1.2
Goodwill	100.3	—	—

Total	$104.4	$12.3	$1.8

	Year Ended December 31, 2013		As of December 31, 2013
	Impairment Charge	Fair Value Measurement (Level 3)	Net Book Value
Long-lived assets held and used	$2.8	$3.2	$3.0
Long-lived assets held for sale or disposal	9.9	10.3	9.6

Total	$12.7	$13.5	$12.6

The fair values of assets held for sale that were remeasured during the years ended December 31, 2015, 2014 and 2013 were reduced by estimated costs to sell of $0.4 million, $0.6 million and $0.7 million, respectively.

During the year ended December 31, 2014, goodwill for the magazines, catalogs and retail inserts reporting unit was written down to an implied fair value of zero. See Note 4, Restructuring, Impairment and Other Charges, for further discussion regarding this impairment charge.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

The Company’s accounting and finance management determines the valuation policies and procedures for Level 3 fair value measurements and is responsible for the development and determination of unobservable inputs.

The fair values of the long-lived assets held and used and long-lived assets held for sale or disposal were determined using Level 3 inputs and were estimated based on discussions with real estate brokers, review of comparable properties, if available, discussions with machinery and equipment brokers, dealer quotes and internal expertise related to the current marketplace conditions. Unobservable inputs obtained from third parties are adjusted as necessary for the condition and attributes of the specific asset.

Note 10. Accrued Liabilities

The components of the Company’s accrued liabilities at December 31, 2015 and 2014 were as follows:

	2015	2014
Employee-related liabilities	$55.2	$63.4
Customer-related liabilities	35.5	40.1
Deferred revenue	33.6	39.6
Restructuring liabilities	18.8	9.4
Other	59.4	54.5

Total accrued liabilities	$202.5	$207.0

Employee-related liabilities consist primarily of payroll, sales commission, incentive compensation and employee benefit accruals. Incentive compensation accruals include amounts earned pursuant to the RRD’s primary employee incentive compensation plans. Customer-related liabilities include accruals for volume discounts, rebates and other customer discounts. Other accrued liabilities include miscellaneous operating accruals and other tax liabilities.

Note 11: Commitments and Contingencies

As of December 31, 2015, the Company had commitments of $13.1 million for severance payments related to employee restructuring activities. In addition, as of December 31, 2015, the Company had commitments of approximately $10.6 million for the purchase of property, plant and equipment related to incomplete projects. The Company also has contractual commitments of approximately $1.6 million for outsourced services, including professional, maintenance and other services.

Future minimum rental commitments under operating leases are as follows:

Year Ended December 31	Amount
2016	$22.9
2017	20.1
2018	12.4
2019	9.5
2020	5.5
2021 and thereafter	10.5

$80.9

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

The Company has operating lease commitments, including those for vacated facilities, totaling $80.9 million extending through various periods to 2026. Future rental commitments for leases have not been reduced by minimum non-cancelable sublease rentals aggregating approximately $0.6 million. The Company remains secondarily liable under these leases in the event that the sub-lessee defaults under the sublease terms. The Company remains secondarily liable under these leases in the event that the sub-lessee defaults under the sublease terms. The Company does not believe that material payments will be required as a result of the secondary liability provisions of the primary lease agreements.

Rent expense for facilities in use and equipment was $29.2 million, $27.1 million and $23.7 million for the years ended December 31, 2015, 2014 and 2013 respectively. Rent expense for vacated facilities was recognized as restructuring, impairment and other charges, see Note 4, Restructuring, Impairment and Other Charges, for further details.

Litigation

The Company is subject to laws and regulations relating to the protection of the environment. The Company provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. Such accruals are adjusted as new information develops or circumstances change and are generally not discounted. The Company has been designated as a potentially responsible party or has received claims in nine active federal and state Superfund and other multiparty remediation sites. In addition to these sites, the Company may also have the obligation to remediate four other previously and currently owned facilities. At the Superfund sites, the Comprehensive Environmental Response, Compensation and Liability Act provides that the Company’s liability could be joint and several, meaning that the Company could be required to pay an amount in excess of its proportionate share of the remediation costs.

The Company’s understanding of the financial strength of other potentially responsible parties at the multiparty sites and of other liable parties at the previously owned facilities has been considered, where appropriate, in the determination of the Company’s estimated liability. The Company established reserves, recorded in accrued liabilities and other noncurrent liabilities, that it believes are adequate to cover its share of the potential costs of remediation at each of the multiparty sites and the previously and currently owned facilities. It is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that the Company may undertake in the future. However, in the opinion of management, compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material effect on the Company’s combined results of operations, financial position or cash flows.

From time to time, the Company’s customers and others file voluntary petitions for reorganization under United States bankruptcy laws. In such cases, certain pre-petition payments received by the Company from these parties could be considered preference items and subject to return. In addition, the Company may be party to certain litigation arising in the ordinary course of business. Management believes that the final resolution of these preference items and litigation will not have a material effect on the Company’s combined results of operations, financial position or cash flows.

Note 12. Retirement Plans

Benefit Plans Sponsored by RRD

LSC Communications’ employees participate in various pension and other postretirement healthcare plans sponsored by RRD. In LSC Communications’ combined financial statements, these plans are accounted for as

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

multiemployer benefit plans and as a result the related net benefit obligations are not reflected in LSC Communications’ combined balance sheets. At the separation date, LSC Communications expects to record net benefit plan obligations transferred from RRD. LSC Communications’ combined statements of operations include income and expense allocations for these benefits. These allocations were funded through intercompany transactions with RRD which are reflected within net parent company investment in LSC Communications.

LSC Communications recorded net pension and postretirement income of $22.3 million, $23.6 million and $12.5 million in 2015, 2014 and 2013, respectively for RRD’s allocation of pension and other postretirement costs related to LSC Communications’ employees. These amounts are reflected in cost of sales and selling, general and administrative expenses in the combined statements of operations.

LSC Communications’ Pension and Other Postretirement Benefit Plans

Certain plans in LSC Communications’ U.K., Mexico, and U.S. operations are direct obligations of LSC Communications and are recorded in the combined financial statements. LSC Communications has recorded a net asset or liability to recognize the funded or unfunded status, respectively, of these plans in our combined balance sheet. The U.S. plans included in the combined financial statements are the result of the Company’s 2015 acquisition of Courier and 2014 acquisition of Esselte. At the date of separation, it is expected that the U.K. plan will be transferred to RRD.

LSC Communications engages outside actuaries to assist in the determination of the obligations and costs under these plans. The Company records annual income and expense amounts relating to its pension and other postretirement benefits plans based on calculations which include various actuarial assumptions including discount rates, expected long-term rates of return, turnover rates, health care cost trend rates and compensation increases. The Company reviews its actuarial assumptions on an annual basis as of December 31 (or more frequently if a significant event requiring remeasurement occurs) and modifies the assumptions based on current rates and trends when it is appropriate to do so. The effects of modifications are recognized immediately on the combined balance sheets, but are generally amortized into operating earnings over future periods, with the deferred amount recorded in accumulated other comprehensive income (loss).

As of December 31, 2015, the Company changed the method used to estimate the interest cost components of net pension plan expense for its defined benefit pension plans. Historically, the interest cost components were estimated using a single weighted-average discount rate derived from the yield curve used to measure the projected benefit obligation at the beginning of the period. The Company has elected to use a full yield curve approach in the estimation of these interest components of net pension and other postretirement benefits plan expense by applying the specific spot rates along the yield curve used in the determination of the projected benefit obligation to the relevant projected cash flows. The Company made this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates and to provide a more precise measurement of interest costs. This change does not affect the measurement and calculation of the Company’s total benefit obligations. The Company has accounted for this change as a change in estimate and accordingly has accounted for it prospectively starting in the first quarter of 2016.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

The components of the net periodic benefit income were as follows:

	Pension Benefits
	2015	2014	2013
Service cost	$0.3	$0.3	$0.3
Interest cost	16.0	16.6	9.1
Expected return on plan assets	(24.7)	(22.8)	(12.7)
Amortization of actuarial loss	1.1	1.2	1.7
Settlements	0.2	—	—

Net periodic benefit income	$(7.1)	$(4.7)	$(1.6)

Weighted average assumption used to calculate net periodic benefit expense:
Discount rate	4.0%	4.7%	4.2%
Rate of compensation increase	0.0%	0.0%	2.7%
Expected return on plan assets	6.4%	6.8%	7.2%

The accumulated benefit obligation for all LSC Communications sponsored defined benefit pension plans was $385.8 million and $420.1 million at December 31, 2015 and 2014, respectively.

	Pension Benefits
	2015	2014
Benefit obligation at beginning of year	$421.9	$228.8
Service cost	0.3	0.3
Interest cost	16.0	16.6
Actuarial (gain) loss	(17.5)	29.4
Foreign currency translation	(11.5)	(14.4)
Benefits paid	(18.7)	(15.2)
Plan transfers	(6.1)	—
Acquisitions	3.0	176.4

Benefit obligation at end of year	$387.4	$421.9

Fair value of plan assets at beginning of year	$416.7	$218.2
Actual return on assets	(5.8)	51.4
Employer contributions	5.9	6.4
Acquisitions	2.0	170.2
Foreign currency translation	(11.5)	(14.3)
Benefits paid	(18.7)	(15.2)

Fair value of plan assets at end of year	$388.6	$416.7

Funded (unfunded) status at end of year	$1.2	$(5.2)

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

	Pension Benefits
	2015	2014
Prepaid pension cost (included in other noncurrent assets)	$2.6	$1.5
Accrued benefit cost (included in accrued liabilities)	—	(0.3)
Pension liabilities	(1.4)	(6.4)

Net assets (liabilities) recognized in the Combined Balance Sheets	$1.2	$(5.2)

The amounts included in accumulated other comprehensive loss in the combined balance sheets, excluding tax effects, that have not been recognized as components of net periodic cost at December 31, 2015 and 2014 were as follows:

	Pension Benefits
	2015	2014
Accumulated other comprehensive loss
Net actuarial loss	$(63.3)	$(53.1)
Net transition obligation	(0.1)	(0.1)

Total	$(63.4)	$(53.2)

The pre-tax amounts recognized in other comprehensive loss in 2015 as components of net periodic costs were as follows:

Pension Benefits
Amortization of:
Net actuarial loss	$1.1
Net prior service credit	—
Amounts arising during the period:
Net actuarial loss	(11.8)
Net prior service credit	—
Settlements	0.2
Foreign currency loss	0.3

Total	$(10.2)

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Actuarial gains and losses in excess of 10.0% of the greater of the projected benefit obligation or the market-related value of plan assets were recognized as a component of net periodic benefit costs over the average remaining service period of a plan’s active employees. Unrecognized prior service costs or credits are also recognized as a component of net periodic benefit cost over the average remaining service period of a plan’s active employees. The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit costs in 2016 are shown below:

Pension Benefits
Amortization of:
Net actuarial loss	$1.3
Net prior service credit	—

Total	$1.3

The weighted average assumptions used to determine the benefit obligation at the measurement date were as follows:

	Pension Benefits
	2015	2014
Discount rate	4.2%	4.0%

The following table provides a summary of under-funded or unfunded pension benefit plans with projected benefit obligations in excess of plan assets as of December 31, 2015 and 2014:

	Pension Benefits
	2015	2014
Projected benefit obligation	$5.7	$241.4
Fair value of plan assets	4.3	234.6

The following table provides a summary of pension plans with accumulated benefit obligations in excess of plan assets as of December 31, 2015 and 2014:

	Pension Benefits
	2015	2014
Accumulated benefit obligation	$3.3	$237.7
Fair value of plan assets	2.1	231.2

The Company determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the measurement date.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Benefit payments are expected to be paid as follows:

Pension Benefits
2016	$18.1
2017	18.4
2018	18.8
2019	19.3
2020	19.6
2021-2025	104.7

Plan Assets

The Company’s overall investment approach for its pension plans is to reduce the risk of significant decreases in the plan’s funded status by allocating a larger portion of the plan’s assets to investments expected to hedge the impact of interest rate risks on the plan’s obligation. Over time, the target asset allocation percentage for the pension plan is expected to decrease for equity and other “return seeking” investments and increase for fixed income and other “hedging” investments. The assumed long-term rate of return for plan assets, which is determined annually, is likely to decrease as the asset allocation shifts over time. The expected long-term rate of return for plan assets is based upon many factors including asset allocation, historical asset returns, current and expected future market conditions, risk and active management premiums. The target asset allocation percentage as of December 31, 2015, for the RRD U.K. Pension Plan was approximately 45.0% for return seeking investments and approximately 55.0% for hedging investments. The target asset allocation percentage as of December 31, 2015, for the Esselte Pension Plan was approximately 30% for return seeking investments and approximately 70% for hedging investments.

The Company segregated its plan assets by the following major categories and levels for determining their fair value as of December 31, 2015 and 2014:

Cash and cash equivalents—Carrying value approximates fair value. As such, these assets were classified as Level 1.

Equity—The Company invests in certain equity funds that are valued at calculated net asset value per share (“NAV”), but are not quoted on active markets. As such, these assets were classified as Level 2. Additionally, this category includes underlying securities in trust owned life insurance policies which are invested in certain equity securities. These investments are not quoted on active markets; therefore, they are classified as Level 2.

Fixed income—Fixed income securities are typically priced based on a valuation model rather than a last trade basis and are not exchange-traded. These valuation models involve utilizing dealer quotes, analyzing market information, estimating prepayment speeds and evaluating underlying collateral. Accordingly, the Company classified these fixed income securities as Level 2. Fixed income securities also include investments in various asset-backed securities that are part of a government sponsored program. The prices of these asset-backed securities were obtained by independent third parties using multi-dimensional, collateral specific prepayments tables. Inputs include monthly payment information and collateral performance. As the values of these assets was determined based on models incorporating observable inputs, these assets were classified as Level 2. Additionally, this category includes underlying securities in trust owned life insurance policies which are invested in certain fixed income securities. These investments are not quoted on active markets; therefore, they are classified as Level 2.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Derivatives and other—This category includes investments in commodity and structured credit funds that are not quoted on active markets; therefore, they are classified as Level 2.

Real estate—The fair market value of real estate investment trusts is based on observable inputs for similar assets in active markets, for instance, appraisals and market comparables. Accordingly, the real estate investments were categorized as Level 2.

For Level 2 plan assets, management reviews significant investments on a quarterly basis including investigation of unusual fluctuations in price or returns and obtaining an understanding of the pricing methodology to assess the reliability of third-party pricing estimates.

The valuation methodologies described above may generate a fair value calculation that may not be indicative of net realizable value or future fair values. While the Company believes the valuation methodologies used are appropriate, the use of different methodologies or assumptions in calculating fair value could result in different amounts. The Company invests in various assets in which valuation is determined by NAV. The Company believes that the NAV is representative of fair value at the reporting date, as there are no significant restrictions on redemption of these investments or other reasons to indicate that the investment would be redeemed at an amount different than the NAV.

The fair values of the Company’s pension plan assets at December 31, 2015 and 2014, by asset category were as follows:

	December 31, 2015			December 31, 2014
Asset Category	Total	Level 1	Level 2	Total	Level 1	Level 2
Cash and cash equivalents	$12.2	$12.2	$—	$4.0	$4.0	$—
Equity	58.0	—	58.0	70.7	—	70.7
Fixed income	288.9	—	288.9	321.1	—	321.1
Derivatives and other	17.9	1.4	16.5	9.6	—	9.6
Real estate	11.6	—	11.6	11.3	—	11.3

Total	$388.6	$13.6	$375.0	$416.7	$4.0	$412.7

Employer 401(k) Savings Plan—RRD maintains a defined contribution retirement savings plan (401(k)) that is intended to be qualified under Section 401(a) of the Internal Revenue Code. Under this plan, employees may contribute a percentage of eligible compensation on both a before-tax and after-tax basis. RRD may match a percentage of a participating employee’s before-tax contributions; however, the plan provides that annual matching contributions are discretionary. RRD may provide a 401(k) discretionary match to participants, but did not in 2015, 2014 or 2013.

Multi-Employer Pension Plans— Multi-employer plans receive contributions from two or more unrelated employers pursuant to one or more collective bargaining agreements and the assets contributed by one employer may be used to fund the benefits of all employees covered within the plan. The risk and level of uncertainty related to participating in these multi-employer pension plans differs significantly from the risk associated with the Company-sponsored defined benefit plans. For example, investment decisions are made by parties unrelated to the Company and the financial stability of other employers participating in a plan may affect the Company’s obligations under the plan.

During the year ended December 31, 2015, the Company recorded restructuring, impairment and other charges of $4.4 million for multi-employer pension plan withdrawal obligations. Of these charges $3.1 million

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

were unrelated to facility closures and $1.3 million were primarily related to facility closures. For the year ended December 31, 2014, the Company recorded restructuring, impairment and other charges of $18.0 million associated with its estimated liability for withdrawing from two defined benefit multi-employer pension plans. Of these charges, $16.5 million were due to the Company’s decision to withdraw from the two defined benefit multi-employer pension plans and $1.5 million were primarily related to facility closures. For the year ended December 31, 2013, the Company recorded restructuring, impairment and other charges of $42.8 million related to complete or partial withdrawal from certain multi-employer pension plans. Of these charges, $35.3 million were due to the Company’s decision to withdraw from one defined benefit multi-employer pension plan and $7.5 million were primarily related to facility closures. These charges were recorded as restructuring, impairment and other charges and represent the Company’s best estimate of the expected settlement of these withdrawal liabilities. See Note 4, Restructuring, Impairment and Other Charges, for further details of charges related to complete or partial multi-employer pension plan withdrawal liabilities recognized in the combined statements of operations.

The Company’s withdrawal liabilities could be affected by the financial stability of other employers participating in the plans and any decisions by those employers to withdraw from the plans in the future. While it is not possible to quantify the potential impact of future events or circumstances, reductions in other employers’ participation in multi-employer pension plans, including certain plans from which the Company has previously withdrawn, could have a material impact on the Company’s previously estimated withdrawal liabilities, may affect combined results of operations, financial position or cash flows.

As a result of the acquisition of Courier, the Company participates in two multi-employer pension plans, one of which the Company’s contributions are approximately 85% of the total plan contributions. Both plans are estimated to be underfunded and have a red zone status under the Pension Protection Act.

During the years ended December 31, 2015, 2014 and 2013, the Company made regular contributions of $0.2 million, $0.3 million and $1.3 million, respectively, to these multi-employer pension plans and other plans from which the Company has completely withdrawn as of December 31, 2015.

Note 13. Income Taxes

In the Company’s combined financial statements, income tax expense and deferred tax balances have been calculated on a separate tax return basis although the Company’s operations, in certain circumstances, have historically been included in the tax returns filed by the respective RRD entities of which the Company’s business was a part. In the future, as a stand-alone entity, the Company will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in the historical periods.

The Company maintains an income taxes payable or receivable account in each jurisdiction and, with the exception of certain entities outside the U.S. that will transfer to the Company at separation, the Company is deemed to settle current tax balances with the RR Donnelley tax paying entities in the respective jurisdictions. These settlements are reflected as changes in net parent company investment in the combined balance sheets.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Income taxes have been based on the following components of earnings from operations before income taxes for the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
U.S.	$136.1	$61.6	$104.8
Foreign	1.4	26.6	31.8

Total	$137.5	$88.2	$136.6

The components of income tax expense (benefit) from operations for the years ended December 31, 2015, 2014 and 2013 were as follows:

	2015	2014	2013
Current
U.S. federal	$75.7	$71.6	$70.7
U.S. state and local	13.1	13.2	13.7
Foreign	13.0	4.8	4.5

Current income tax expense	101.8	89.6	88.9

Deferred
U.S. federal	(31.1)	(43.2)	(40.2)
U.S. state and local	(5.1)	(6.9)	(7.0)
Foreign	(1.7)	(9.3)	0.4

Deferred income tax benefit	(37.9)	(59.4)	(46.8)

Income tax expense	$63.9	$30.2	$42.1

The following table outlines the reconciliation of differences between the Federal statutory tax rate and the Company’s effective income tax rate:

	2015	2014	2013
Federal statutory tax rate	35.0%	35.0%	35.0%
Adjustment of uncertain tax positions and interest	4.4	—	—
State and local income taxes, net of U.S. federal income tax benefit	3.8	4.3	3.2
Acquisition-related expenses	3.0	0.5	0.2
Change in valuation allowances	2.5	(5.6)	5.7
Foreign tax rate differential	0.8	(3.1)	(2.4)
Impairment charges	—	17.9	—
International investment tax credit	(1.8)	(7.4)	(6.9)
Domestic manufacturing deduction	(4.4)	(6.7)	(4.6)
Other	3.2	(0.7)	0.6

Effective income tax rate	46.5%	34.2%	30.8%

Included in 2015 is a tax expense of $6.0 million that was recorded due to the receipt of an unfavorable court decision related to payment of prior year taxes in an international jurisdiction.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Deferred income taxes

The significant deferred tax assets and liabilities at December 31, 2015 and 2014 were as follows:

	2015	2014
Deferred tax assets:
Net operating losses and other tax carryforwards	$125.6	$134.1
Accrued liabilities	31.0	28.3
Pension and other postretirement benefits plan liabilities	18.6	24.8
Foreign depreciation	12.4	13.2
Other	8.2	4.9

Total deferred tax assets	195.8	205.3
Valuation allowances	(105.6)	(110.7)

Net deferred tax assets	$90.2	$94.6

Deferred tax liabilities:
Accelerated depreciation	$(126.4)	$(114.3)
Other intangible assets	(61.8)	(26.3)
Inventories	(14.1)	(15.8)
Other	(4.0)	(4.5)

Total deferred tax liabilities	(206.3)	(160.9)

Net deferred tax liabilities	$(116.1)	$(66.3)

In the fourth quarter of 2015, the Company adopted Accounting Standards Update No. 2015-17 “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”), which requires all deferred tax liabilities and assets to be classified as noncurrent on the balance sheet. The Company adopted the standard prospectively. Therefore, deferred tax balances above are classified as noncurrent in the Combined Balance Sheets as of December 31, 2015 and deferred tax amounts are classified as current or noncurrent in accordance with the asset or liability to which the relate in the Combined Balance Sheets as of December 31, 2014.

Transactions affecting the valuation allowances on deferred tax assets during the years ended December 31, 2015, 2014 and 2013 were as follows:

	2015	2014	2013
Balance, beginning of year	$110.7	$134.6	$123.7
Current year expense-net	3.4	(4.9)	7.8
Write-offs	—	—	—
Foreign exchange and other	(8.5)	(19.0)	3.1

Balance, end of year	$105.6	$110.7	$134.6

As of December 31, 2015, the Company had domestic and foreign net operating loss deferred tax assets and other tax carryforwards of approximately $5.7 million and $119.9 million ($4.5 million and $129.6 million, respectively, at December 31, 2014), of which $94.0 million expires between 2016 and 2025. Limitations on the utilization of these tax assets may apply. The Company has provided valuation allowances to reduce the carrying value of certain deferred tax assets, as management has concluded that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be fully realized.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Deferred income taxes are not provided on the excess of the investment value for financial reporting over the tax basis of investments in those foreign subsidiaries for which such excess is considered to be permanently reinvested in those operations. Undistributed earnings of foreign subsidiaries that are considered indefinitely reinvested outside of the U.S. were approximately $47.3 million as of December 31, 2015. Upon repatriation of these earnings to the U.S. in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign taxes. The tax cost would depend on income tax laws and circumstances at the time of distribution.

Cash payments for income taxes for certain foreign jurisdictions were $3.1 million, $4.2 million and $6.5 million in 2015, 2014 and 2013, respectively. In certain jurisdictions, such as the United States, the Company is deemed to settle current tax balances with RRD within net parent investment. Total amounts settled with RRD were $87.8 million, $85.5 million, and $83.4 million for 2015, 2014, and 2013, respectively. Cash refunds for income taxes were $5.1 million, $0.1 million and $1.0 million in 2015, 2014 and 2013, respectively.

Uncertain tax positions

As of December 31, 2015, the Company had $4.6 million of unrecognized tax benefits and none as of December 31, 2014 and 2013. Unrecognized tax benefits of $4.0 million as of December 31, 2015, if recognized, would have decreased income taxes and the corresponding effective income tax rate and increase net earnings. This potential impact on net earnings (loss) reflects the reduction of these unrecognized tax benefits, net of certain deferred tax assets and the federal tax benefit of state income tax items.

It is reasonably possible that the amount of unrecognized benefits as of December 31, 2015 will decrease within 12-months by as much as $4.6 million due to the resolution of audits or expirations of statutes of limitations related to U.S. federal, state and international tax positions.

The Company classifies interest expense and any related penalties related to income tax uncertainties as a component of income tax expense. The total interest expense, net of tax benefits, related to tax uncertainties recognized in the Consolidated Statements of Operations was expense of $1.4 million for the year ended December 31, 2015, and none recognized in 2014, and 2013. No benefits were recognized for the years ended December 31, 2015, 2014, and 2013, from the reversal of accrued penalties. Accrued interest of $2.1 million related to income tax uncertainties was reported as a component of other noncurrent liabilities in the Consolidated Balance Sheets at December 31, 2015 and no accrued interest was reported at December 31, 2014. There were no accrued penalties related to income tax uncertainties for years ended December 31, 2015 and 2014.

The Company has tax years from 2012 that remain open and subject to examination by the IRS, certain state taxing authorities or certain foreign tax jurisdictions.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Note 14. Comprehensive Income

The components of other comprehensive (loss) income and income tax expense allocated to each component for the years ended December 31, 2015, 2014 and 2013 were as follows:

	2015			2014			2013
	Before Tax Amount	Income Tax Expense	Net of Tax Amount	Before Tax Amount	Income Tax Expense	Net of Tax Amount	Before Tax Amount	Income Tax Expense	Net of Tax Amount
Translation adjustments	$(28.3)	$—	$(28.3)	$(32.8)	$—	$(32.8)	$(0.2)	$—	$(0.2)
Adjustment for net periodic pension and other postretirement benefits plan cost	(10.2)	(2.2)	(8.0)	0.7	0.1	0.6	15.7	3.0	12.7

Other comprehensive (loss) income	$(38.5)	$(2.2)	$(36.3)	$(32.1)	$0.1	$(32.2)	$15.5	$3.0	$12.5

The following table summarizes the change in the component in accumulated other comprehensive loss by component for the years ended December 31, 2015, 2014 and 2013.

	Pension and Other Postretirement Benefits Plan Cost	Translation Adjustments	Total
Balance at January 1, 2013	$(51.0)	$(97.5)	$(148.5)
Other comprehensive income before reclassifications	1.4	(0.2)	1.2
Amounts reclassified from accumulated other comprehensive loss	11.3	—	11.3

Net change in accumulated other comprehensive loss	12.7	(0.2)	12.5

Balance at December 31, 2013	$(38.3)	$(97.7)	$(136.0)

Other comprehensive income before reclassifications	1.0	(32.8)	(31.8)
Amounts reclassified from accumulated other comprehensive loss	(0.4)	—	(0.4)

Net change in accumulated other comprehensive loss	0.6	(32.8)	(32.2)

Balance at December 31, 2014	$(37.7)	$(130.5)	$(168.2)

Other comprehensive income before reclassifications	1.0	(28.3)	(27.3)
Amounts reclassified from accumulated other comprehensive loss	(9.0)	—	(9.0)

Net change in accumulated other comprehensive loss	(8.0)	(28.3)	(36.3)

Balance at December 31, 2015	$(45.7)	$(158.8)	$(204.5)

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Reclassifications from accumulated other comprehensive loss for the year ended December 31, 2015, 2014 and 2013 were as follows:

	2015	2014	2013	Classification in the Combined Statements of Operations
Amortization of pension and other postretirement benefits plan cost:
Net actuarial loss	$1.1	$1.2	$1.7	(a)
Curtailments and settlements	0.2	—	—	(a)

Reclassifications before tax	1.3	1.2	1.7
Income tax expense	0.3	0.2	0.3

Reclassifications, net of tax	$1.0	$1.0	$1.4

(a)	These accumulated other comprehensive income components are included in the calculation of net periodic pension and other postretirement benefits plan (income) expense recognized in cost of sales and selling, general and administrative expenses in the Combined Statements of Operations (see Note 12, Retirement Plans).

Note 15. Stock and Incentive Programs for Employees

RRD maintains an incentive stock program for the benefit of its officers, directors, and certain employees, including LSC Communications’ employees. Certain LSC Communications employees have participated in RRD’s non-qualified stock options and restricted stock units programs, both of which are reflected in the following disclosures.

Share based compensation expense includes expense attributable to the Company based on the award terms previously granted to the Company’s employees and an allocation of compensation expense associated with RRD’s corporate and shared functional employees. The amounts presented are not necessarily indicative of the share-based compensation expense that would have been incurred had the Company operated as a stand-alone company. As the share-based compensation plans are RRD’s plans, the amounts have been recognized through net parent company investment on the combined balance sheets. Total compensation expense related to all share based compensation plans was $5.5 million, $5.6 million and $6.6 million for the years ended December 31, 2015, 2014 and 2013.

General Terms of the Awards

LSC Communications’ employees participate in RRD’s 2012 Performance Incentive Plan (the “2012 PIP”). Under the 2012 PIP, RRD has granted certain employees non-qualified stock options and restricted stock units. The Human Resources Committee of RRD’s Board of Directors has discretion to establish the terms and conditions for grants, including the number of shares, vesting and required service or other performance criteria. The maximum term of any award under the 2012 PIP and previous plans is ten years.

For all of RRD’s stock options outstanding at December 31, 2015, the exercise price of the stock option equals the fair market value of RRD’s common stock on the option grant date. Options generally vest over four years or less from the date of grant, upon retirement or upon a change in control of RR Donnelley. Options generally expire ten years from the date of grant or five years after the date of retirement, whichever is earlier.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

The rights granted to the recipient of restricted stock unit awards generally accrue ratably over the restriction or vesting period, which is generally four years. RRD has also granted restricted stock unit awards which cliff vest three years from the grant date. Restricted stock unit awards are subject to forfeiture upon termination of employment prior to vesting, subject in some cases to early vesting upon specified events, including death or permanent disability of the grantee, termination of the grantee’s employment under certain circumstances or a change in control of RRD. Compensation expense is based on the fair market value of the awards on the date of grant expensed ratably over the periods during which restrictions lapse.

Stock Options

There were no options granted during the years ended December 2015, 2014 and 2013.

Stock option awards for the Company’s employees as of December 31, 2015 and 2014, and changes during the year ended December 31, 2015, were as follows:

	Shares Under Option (thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (millions)
Outstanding at December 31, 2014	124	$13.21	7.2	$0.4
Exercised	(25)	13.23

Outstanding at December 31, 2015	99	13.20	6.2	0.2

Vested and expected to vest at December 31, 2015	98	13.20	6.2	0.1
Exercisable at December 31, 2015	68	$13.20	6.2	$0.1

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between RRD’s closing stock price on December 31, 2015 and 2014, respectively, and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their in-the-money options on December 31, 2015 and 2014. This amount will change in future periods based on the fair market value of RRD’s stock and the number of options outstanding. Total intrinsic value of options exercised for the years ended December 31, 2015, 2014 and 2013 was $0.1 million.

Compensation expense related to stock options for the years ended December 31, 2015, 2014 and 2013 was $0.2 million, $0.3 million and $0.5 million, respectively. As of December 31, 2015, an immaterial amount of total unrecognized compensation expense related to stock options is expected to be recognized over a weighted average period of 0.3 years.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Restricted Stock Units

Nonvested restricted stock unit awards for the Company’s employees as of December 31, 2014 and 2015, and changes during the year ended December 31, 2015 were as follows:

	Shares (thousands)	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2014	231	$12.78
Granted	42	16.73
Vested	(111)	13.54
Forfeited	(30)	12.40

Nonvested at December 31, 2015	132	13.56

Compensation expense related to restricted stock units was $3.0 million, $3.5 million and $4.4 million for the years ended December 31, 2015, 2014 and 2013, respectively. As of December 31, 2015, there was $0.8 million of unrecognized share-based compensation expense related to approximately 0.2 million restricted stock unit awards, with a weighted-average grant date fair value of $12.53, that are expected to vest over a weighted-average period of 0.2 years. The fair value of these awards was determined based on RRD’s stock price on the grant date reduced by the present value of expected dividends through the vesting period. These expenses may not be indicative of the actual expenses that LSC Communications would have incurred as an independent public company or the costs it may incur in the future.

Other Incentive Stock Programs

RR Donnelley maintains other incentive stock programs for the benefit of its officers, directors and certain employees that do not include LSC Communications employees. Allocated compensation expense related to other incentive stock programs was $2.3 million, $1.8 million and $1.7 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Note 16. Segment Information

The Company’s segment and product and service offerings are summarized below:

Print

The Print segment produces magazines, catalogs, retail inserts, books and directories. The segment also provides certain print-related services, including mail-list management and sortation and e-book formatting, and distribution. The segment has operations in the U.S., Europe, and Mexico. The Print segment accounted for approximately 85.0% of the Company’s combined net sales in 2015.

Office Products

Our Office Products segment produces products in five core categories: filing products, note-taking products, binders, tax and stock forms and envelopes under the TOPS, Cardinal, Adams, Pendaflex, Oxford and Globe-Weis brand names. The Office Products segment accounted for approximately 15.0% of the Company’s combined net sales in 2015.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Corporate

Corporate consists of unallocated selling, general and administrative activities and associated expenses including, in part, executive, legal, finance, communications, certain facility costs and LIFO inventory provisions. In addition, certain costs and earnings of employee benefit plans, such as pension and other postretirement benefit plan expense (income) and share-based compensation, are included in Corporate and not allocated to the operating segments. Prior to the Separation, many of these costs were based on allocations from RRD; however, we will incur such costs directly upon the completion of the Separation.

Information by Segment

The Company has disclosed income (loss) from operations as the primary measure of segment earnings (loss). This is the measure of profitability used by the Company’s chief operating decision-maker and is most consistent with the presentation of profitability reported with the Combined Financial Statements.

	Net Sales	Income (Loss) from Operations	Assets of Operations	Depreciation and Amortization	Capital Expenditures
Year ended December 31, 2015
Print	$3,180.7	$95.9	$1,647.6	$164.2	$38.1
Office Products	562.2	46.8	323.7	15.7	3.5

Total operating segments	3,742.9	142.7	1,971.3	179.9	41.6

Corporate	—	(7.9)	39.8	1.5	—

Total operations	$3,742.9	$134.8	$2,011.1	$181.4	$41.6

	Net Sales	Income (Loss) from Operations	Assets of Operations	Depreciation and Amortization	Capital Expenditures
Year ended December 31, 2014
Print	$3,353.1	$46.8	$1,578.3	$164.4	$54.7
Office Products	500.3	39.8	331.3	15.1	5.1

Total operating segments	3,853.4	86.6	1,909.6	179.5	59.8

Corporate	—	(11.8)	(40.5)	2.5	0.6

Total operations	$3,853.4	$74.8	$1,869.1	$182.0	$60.4

	Net Sales	Income (Loss) from Operations	Assets of Operations	Depreciation and Amortization	Capital Expenditures
Year ended December 31, 2013
Print	$3,498.1	$126.6	$1,854.6	$185.4	$77.5
Office Products	242.9	24.1	169.2	6.2	0.8

Total operating segments	3,741.0	150.7	2,023.8	191.6	78.3

Corporate	—	(15.1)	11.2	2.1	1.0

Total operations	$3,741.0	$135.6	$2,035.0	$193.7	$79.3

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Corporate assets primarily consisted of the following items at December 31, 2015, 2014 and 2013:

	2015	2014	2013
Allowance for doubtful accounts	(9.8)	(11.2)	(10.0)
Current and deferred income tax assets, net of valuation allowances	82.6	(1.3)	—
Property, plant and equipment, net	12.8	13.1	14.6
LIFO reserves	(66.7)	(73.8)	(73.4)
Long-term investments	10.1	10.9	12.2

Restructuring, impairment and other charges by segment for 2015, 2014 and 2013 are described in Note 4, Restructuring, Impairment and Other Charges.

Note 17. Geographic Area

The table below presents net sales and long-lived assets by geographic region.

	North America (b)	Europe	Mexico	Combined
2015
Net sales	$3,319.3	$304.7	$118.9	$3,742.9
Long-lived assets (a)	722.4	42.8	20.8	786.0

2014
Net sales	$3,349.8	$381.3	$122.3	$3,853.4
Long-lived assets (a)	692.4	60.7	23.3	776.4

2013
Net sales	$3,234.1	$385.1	$121.8	$3,741.0
Long-lived assets (a)	776.1	70.2	23.7	870.0

(a)	Includes net property, plant and equipment and other noncurrent assets.
(b)	North America includes the United States and Canada.

Note 18: Related Parties

The Company has not historically operated as a stand-alone business and has various relationships with RRD whereby RRD provides services to the Company.

Allocations from RRD

RRD provides LSC Communications certain services, which include, but are not limited to, information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. The financial information in these combined financial statements does not necessarily include all the expenses that would have been incurred had LSC Communications been a separate, stand-alone entity. RRD charges the Company for these services based on direct usage, when available, with the remainder allocated on a pro rata basis by revenue, headcount, or other measures. These allocations were reflected as follows in the combined financial statements:

	2015	2014	2013
Costs of goods sold	$77.6	$84.2	$102.2
Selling, general and administrative	158.6	178.4	184.7
Depreciation and amortization	6.9	7.6	10.0

Total allocations from RRD	$243.1	$270.2	$296.9

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

The Company considers the expense methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that may have been incurred as an independent public company or the costs LSC Communications may incur in the future.

Related Party Revenues

LSC Communications generates a portion of net revenue from sales to RRD’s subsidiaries. Net revenues from intercompany sales of $64.4 million, $62.6 million and $62.5 million for the years ended December 31, 2015, 2014 and 2013, respectively, were included in the combined statements of operations.

Related Party Purchases

LSC Communications utilizes RRD for freight, logistics and premedia when shipping finished goods to its customers. Included in the combined financial statements were costs of sales related to freight, logistics and premedia services purchased from RRD of $215.9 million, $243.7 million and $241.3 million for the year ended December 31, 2015, 2014 and 2013. Intercompany receivables and payables with RRD are reflected within net parent company investment in the combined financial statements.

Share-Based Compensation

As discussed in Note 15, certain LSC Communications employees participate in RRD’s share-based compensation plans, the costs of which have been allocated to LSC Communications and recorded in cost of sales and selling and administrative expenses in the combined statements of operations. Share-based compensation costs allocated to the Company were $5.5 million, $5.6 million and $6.6 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Retirement Plans

As discussed in Note 12, LSC Communications’ employees participate in various pension and other postretirement healthcare plans sponsored by RRD. In LSC Communications’ combined financial statements, these plans are accounted for as multiemployer benefit plans and as a result the related net benefit obligations are not reflected in LSC Communications’ combined balance sheets. At the separation date, LSC Communications expects to record net benefit plan obligations transferred from RRD. LSC Communications’ combined statements of operations include income and expense allocations for these benefits. These allocations were funded through intercompany transactions with RRD which are reflected within the net parent company investment in LSC Communications.

Cash and Cash Equivalents

RRD uses a centralized approach to cash management and financing of operations. The majority of the Company’s domestic and foreign subsidiaries are party to RRD’s cash pooling arrangements to maximize the availability of cash for general operating and investing purposes. As part of RRD’s centralized cash management processes, cash balances are swept regularly from the Company’s accounts. Cash transfers to and from RRD’s cash concentration and cash pooling accounts and the resulting balances at the end of each reporting period are reflected in net parent company investment in the combined balance sheets. Cash and cash equivalents held by RRD were not allocated to LSC Communications unless they were held in a legal entity that will be transferred to LSC Communications.

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Debt

RRD’s third party debt and related interest expense have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor of the debt and the borrowings were not directly related to the Company’s business.

Note 19: New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02 “Leases (Topic 842) Section A—Leases: Amendments to the FASB Accounting Standards Codification” (“ASU 2016-02”), which requires lessees to put most leases on the balance sheet but recognize expense on the income statement in a manner similar to current accounting. For lessors, ASU 2016-02 also modifies the classification criteria and the accounting for sales-type and direct financing leases. The standard requires a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements and is effective in the first quarter of 2019. Early adoption of ASU 2016-02 is permitted; however the Company plans to adopt the standard in the first quarter of 2019. The Company is evaluating the impact of ASU 2016-02.

In November 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-17 which requires all deferred tax liabilities and assets to be classified as noncurrent on the balance sheet. The Company adopted the standard prospectively in the fourth quarter of 2015 and prior periods were not retrospectively adjusted. The adoption of ASU-17 resulted in the reclassification of $8.4 million of current deferred tax assets to noncurrent on the combined balance sheet as of December 31, 2015.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which outlines a single comprehensive model for entities to use in accounting for revenue using a five-step process that supersedes virtually all existing revenue guidance. ASU 2014-09 also requires additional quantitative and qualitative disclosures. In August 2015, the FASB issued Accounting Standards Update No. 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date of ASU 2014-09 to January 1, 2018. Early adoption of ASU 2014-09 is permitted in the first quarter of 2017. However, the Company plans to adopt the standard in the first quarter of 2018. The standard allows the option of either a full retrospective adoption, meaning the standard is applied to all periods presented, or a modified retrospective adoption, meaning the standard is applied only to the most current period. The Company is evaluating the impact of the provisions of ASU 2014-09 and currently anticipates applying the modified retrospective approach when adopting the standard.

The following standards were effective for and adopted by the Company in 2015. The adoption of these standards did not have a material impact on the Company’s combined financial position, results of operations or cash flows:

•	Accounting Standards Update No. 2015-10 “Technical Corrections and Improvements: Amendments to the FASB Accounting Standards Codification”

•	Accounting Standards Update No. 2015-08 “Business Combinations (Topic 805): Pushdown Accounting—Amendments to SEC Paragraphs Pursuant to Staff Accounting Bulletin No. 115”

•	Accounting Standards Update No. 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”

LSC Communications

Notes to Combined Financial Statements

For the Years Ended December 31, 2015, 2014, and 2013

(in millions)

Note 20: Subsequent Events

LSC Communications evaluated subsequent events for recognition or disclosure through March 31, 2016 the date the combined financial statements were issued.

LSC Communications

Condensed Combined Statements of Operations

For the Six Months Ended June 30, 2016 and 2015

(in millions)

	Six Months Ended June 30,
	2016	2015
Net sales	$1,786.1	$1,739.9
Cost of sales (exclusive of depreciation and amortization)	1,375.2	1,353.9
Cost of sales with RRD and affiliates (exclusive of depreciation and amortization)	92.2	102.4

Total cost of sales	1,467.4	1,456.3
Selling, general and administrative expenses (exclusive of depreciation and amortization)	130.8	137.8
Restructuring, impairment and other charges—net	8.0	27.0
Depreciation and amortization	89.1	86.1

Income from operations	90.8	32.7
Interest income—net	(0.8)	(1.6)
Investment and other expense (income)	0.4	(0.1)

Earnings before income taxes	91.2	34.4
Income tax expense	32.2	13.5

Net earnings	$59.0	$20.9

See Notes to the Condensed Combined Financial Statements

LSC Communications

Condensed Combined Statements of Comprehensive Income

For the six months ended June 30, 2016 and 2015

(in millions)

	Six Months Ended June 30,
	2016	2015
Net earnings	$59.0	$20.9
Other comprehensive (loss) income, net of tax
Translation adjustments	(1.0)	(11.4)
Adjustments for net pension and other post-retirement benefits plan cost	(1.6)	1.1

Other comprehensive loss	(2.6)	(10.3)

Comprehensive income	$56.4	$10.6

See Notes to the Condensed Combined Financial Statements.

LSC Communications

Condensed Combined Balance Sheets

As of June 30, 2016 and December 31, 2015

(in millions)

	June 30, 2016	December 31, 2015
ASSETS
Cash and cash equivalents	$64.5	$94.5
Receivables, less allowances for doubtful accounts of $11.3 in 2016 (2015—$10.9)	574.7	617.6
Inventories	238.1	217.6
Prepaid expenses and other current assets	20.3	30.3

Total current assets	897.6	960.0

Property, plant and equipment-net	663.6	717.6
Goodwill	81.2	81.2
Other intangible assets-net	138.8	147.7
Deferred income taxes	35.3	36.2
Other noncurrent assets	87.7	68.4

Total assets	$1,904.2	$2,011.1

LIABILITIES
Accounts payable	$236.9	$288.9
Accrued liabilities	175.1	202.5
Short-term debt	4.1	2.6

Total current liabilities	416.1	494.0

Noncurrent restructuring liabilities	16.7	18.0
Noncurrent multi-employer pension liabilities	40.7	41.6
Deferred income taxes	135.9	152.3
Other noncurrent liabilities	33.9	28.6

Total liabilities	643.3	734.5

Commitments and Contingencies (Note 11)
EQUITY
Accumulated other comprehensive loss	(207.1)	(204.5)
Net parent company investment	1,468.0	1,481.1

Total equity	1,260.9	1,276.6

Total liabilities and equity	$1,904.2	$2,011.1

See Notes to the Condensed Combined Financial Statements.

LSC Communications

Condensed Combined Statements of Cash Flows

For the Six Months Ended June 30, 2016 and 2015

(in millions)

	Six Months Ended June 30,
	2016	2015
OPERATING ACTIVITIES
Net earnings	$59.0	$20.9
Adjustments to reconcile net earnings to net cash provided by operating activities:
Impairment charges	1.5	0.7
Depreciation and amortization	89.1	86.1
Provision for doubtful accounts receivable	4.4	0.1
Share-based compensation	3.1	3.0
Deferred income taxes	(15.8)	(18.8)
Gain on investments and other assets-net	(0.1)	(0.4)
Other	(0.3)	(0.2)
Changes in operating assets and liabilities—net of acquisitions:
Accounts receivable- net	33.5	40.6
Inventories	(20.9)	3.4
Prepaid expenses and other current assets	(6.8)	15.7
Accounts payable	(51.5)	(37.7)
Income taxes payable and receivable	(1.6)	1.3
Accrued liabilities and other	(38.3)	(40.5)

Net cash provided by operating activities	55.3	74.2

INVESTING ACTIVITIES
Capital expenditures	(19.1)	(22.9)
Acquisition of business, net of cash acquired	—	(111.1)
Proceeds from sales of other assets	0.7	4.7
Transfers from restricted cash	10.0	0.2
Other investing activities	—	(0.8)

Net cash used in investing activities	(8.4)	(129.9)

FINANCING ACTIVITIES
Payments of current maturities and long-term debt	(2.3)	(70.3)
Net transfers (to) from Parent and affiliates	(72.3)	87.0

Net cash (used in) provided by financing activities	(74.6)	16.7

Effect of exchange rate on cash and cash equivalents	(2.3)	(6.0)
Net decrease in cash and cash equivalents	(30.0)	(45.0)
Cash and cash equivalents at beginning of year	94.5	124.8

Cash and cash equivalents at end of period	$64.5	$79.8

Supplemental non-cash disclosure:
Assumption of warehousing equipment related to customer contract	$8.8	$—
Issuance of 8.0 million shares of stock for acquisition of a business	$—	$154.2

See Notes to the Condensed Combined Financial Statements

LSC Communications

Notes to Condensed Combined Financial Statements

For the Six Months Ended June 30, 2016 and 2015

(in millions)

Note 1. Overview and Basis of Presentation

Description of Business and Separation

The principal business of LSC Communications (“the Company,” “we,” “our” and “us”) is to offer a broad scope of print-related capabilities. The Company serves the needs of publishers, merchandisers and retailers worldwide with a portfolio of products, services and technology solutions that includes print, office products, e-services, warehousing, fulfillment services and supply chain management. LSC Communications prints magazines, catalogs, retail inserts, books, and directories and its office products offerings include filing products, note-taking products, binders, tax and stock forms and envelopes.

On August 4, 2015, R. R. Donnelley & Sons Company (“RRD” or the “Parent”) announced that its Board of Directors intends to create three independent public companies: (i) the Company, which will be a publishing and retail-centric print services and office products company, and (ii) Donnelley Financial, Inc., which will be a financial communications and data services company and (iii) a global, customized multichannel communications management company, which will be the business of RRD after the Separation. The transactions are expected to take the form of a tax-free distribution to the RRD shareholders of at least 80% of the shares of the common stock of the Company and Donnelley Financial Solutions. The transactions are subject to customary conditions, including obtaining a private letter ruling from the Internal Revenue Service, which RRD has received, and tax opinions, execution of inter-company agreements and final approval by the RRD Board of Directors. RRD expects to complete the transactions in October 2016, but there can be no assurance that the transactions will be completed on the anticipated timeline or at all or that the terms of the transactions will not change.

Structure of Transaction

LSC Communications was incorporated on February 22, 2016 as a wholly-owned subsidiary of RRD. Prior to the distribution of at least 80.0% of the Company’s outstanding shares of common stock to holders of RRD’s common stock, which we refer to as the Distribution, following a series of internal restructuring transactions we will own the subsidiaries, businesses and other assets owned by RRD, directly or indirectly, that are described in this information statement.

Basis of Presentation

The financial data presented herein is unaudited and should be read in conjunction with the combined financial statements and accompanying notes as of December 31, 2015 and 2014 and for the three years ended December 31, 2015, 2014, and 2013 included elsewhere in this information statement. In the opinion of management, the financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Results of interim periods should not be considered indicative of the results of the full year.

The accompanying condensed combined financial statements have been prepared on a stand-alone basis and are derived from RRD’s consolidated financial statements and accounting records. The condensed combined financial statements include the financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States (“GAAP”).

The condensed combined financial statements include the allocation of certain assets and liabilities that have historically been held at the RRD corporate level but which are specifically identifiable or attributable to the

LSC Communications

Notes to Condensed Combined Financial Statements

For the Six Months Ended June 30, 2016 and 2015

(in millions)

Company. Cash and cash equivalents held by RRD were not allocated to LSC Communications unless they were held in a legal entity that will be transferred to LSC Communications. All intercompany transactions and accounts have been eliminated. All intracompany transactions between RRD and LSC Communications are considered to be effectively settled in the condensed combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intracompany transactions is reflected in the condensed combined statements of cash flows as a financing activity and in the condensed combined balance sheets as net parent company investment. Net parent company investment is primarily impacted by contributions from RRD which are the result of treasury activities and net funding provided by or distributed to RRD.

The condensed combined financial statements include certain expenses of RRD which were allocated to LSC Communications for certain corporate functions, including healthcare and pension benefits, information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. These expenses have been allocated to the Company on the basis of direct usage, when available, with the remainder allocated on a pro rata basis by revenue, employee headcount, or other measures. The Company considers the allocation methodology and results to be reasonable for all periods presented; however, these allocations may not be indicative of the actual expenses that LSC Communications would have incurred as an independent public company or the costs it may incur in the future.

The income tax amounts in these combined financial statements have been calculated based on a separate income tax return methodology and presented as if the Company’s operations were separate taxpayers in the respective jurisdictions.

RRD maintains various benefit and share-based compensation plans at a corporate level. LSC Communications’ employees participate in those programs and a portion of the cost of those plans is included in LSC Communications’ condensed combined financial statements. However, LSC Communications’ condensed combined balance sheets do not include any equity related to share-based compensation plans or any net benefit plan obligations unless the benefit plan covers only active and inactive LSC Communications employees.

LSC Communications generates a portion of its net sales from sales to RRD’s subsidiaries. Additionally, LSC Communications utilizes RRD for freight and logistics when shipping finished goods to its customers. Included in the condensed combined financial statements are net sales to RRD’s subsidiaries of $35.3 million for the six months ended June 30, 2016 and 2015, and cost of sales related to freight, logistics and premedia services purchased from RRD of $92.2 million and $102.4 million for the six months ended June 30, 2016 and 2015, respectively. Intercompany receivables and payables with RRD are reflected within net parent company investment in the accompanying condensed combined financial statements.

Note 2. Business Combinations

2015 Acquisitions

On June 8, 2015, RRD acquired Courier Corporation (“Courier”), a leader in digital printing and publishing primarily in the United States, specializing in educational, religious and trade books. The acquisition expanded the Company’s digital printing capabilities. Courier’s book manufacturing operations and publishing operations are included in LSC Communications’ combined financial statements. Courier‘s Brazilian operations are not part of LSC Communications; therefore, the Company’s combined financial statements do not include Courier’s Brazilian operations. The purchase price for Courier was $137.3 million in cash and 8.0 million shares of RRD common stock, or a total transaction value of $291.5 million (including $5.8 million related to Brazil) based on

LSC Communications

Notes to Condensed Combined Financial Statements

For the Six Months Ended June 30, 2016 and 2015

(in millions)

RRD’s closing share price on June 5, 2015, plus the assumption of Courier’s debt of $78.2 million (including $1.7 million related to Brazil). Courier had $20.9 million (including $0.4 million related to Brazil) of cash as of the date of acquisition. Immediately following the acquisition, substantially all of the debt assumed was repaid.

For the six months ended June 30, 2015, the Company recorded $13.6 million of acquisition-related expenses associated with the acquisition of Courier within selling, general and administrative expenses in the Condensed Combined Statements of Operations.

The Courier acquisition was recorded by allocating the cost of the acquisition to the assets acquired, including other intangible assets, based on their estimated fair values at the acquisition date. The excess of the cost over the net amounts assigned to the fair value of the assets acquired was recorded as goodwill. The goodwill associated with this acquisition is primarily attributable to the synergies expected to arise as a result of the acquisition.

The tax deductible goodwill related to Courier was $7.5 million.

Based on the valuation, the final purchase price allocation for the Courier acquisition was as follows:

Accounts receivable	$32.8
Inventories	58.7
Prepaid expenses and other current assets	38.2
Property, plant and equipment	158.1
Other intangible assets	103.6
Other noncurrent assets	7.7
Goodwill	51.2
Accounts payable and accrued liabilities	(19.1)
Other noncurrent liabilities	(5.7)
Deferred taxes-net	(83.7)

Total purchase price-net of cash acquired	341.8
Less: debt assumed	76.5
Less: value of common stock issued by RRD	154.2

Net cash paid	$111.1

The fair values of other intangible assets, technology and goodwill associated with the acquisition of Courier were determined to be Level 3 under the fair value hierarchy. The following table presents the fair value, valuation techniques and related unobservable inputs for these Level 3 measurements:

	Fair Value	Valuation Technique	Unobservable Input	Range
Customer relationships	$93.5	Excess earnings	Discount rate Attrition rate	14.0% - 17.0% 0.0% - 5.0%
Trade names	10.1	Relief-from-royalty method	Discount rate Royalty rate (pre-tax)	12.0% 0.3% - 1.0%
Technology	1.6	Relief-from-royalty method	Discount rate	11.0%
			Royalty rate (pre-tax)	15.0%

LSC Communications

Notes to Condensed Combined Financial Statements

For the Six Months Ended June 30, 2016 and 2015

(in millions)

The fair values of property, plant and equipment associated with the Courier acquisition were determined to be Level 3 under the fair value hierarchy and were estimated using either the market approach, if a secondhand market existed, or cost approach.

Pro forma results

The following unaudited pro forma financial information for the six months ended June 30, 2015 presents the combined results of operations of the Company and the acquisition described above, as if the acquisition had occurred as of January 1 of the year prior to acquisition.

The unaudited pro forma financial information is not intended to represent or be indicative of the Company’s combined future results of operations or financial condition that would have been reported had these acquisitions been completed as of the beginning of the period presented and should not be taken as indicative of the Company’s combined future results of operations or financial condition. Pro forma adjustments are tax-effected at the applicable statutory tax rates.

Six Months Ended June 30, 2015
Net sales	$1,857.8
Net earnings	46.7

The following table outlines unaudited pro forma financial information for the six months ended June 30, 2015:

Six Months Ended June 30, 2015
Amortization of purchased intangibles	$10.6
Restructuring, impairment and other charges	6.5

Additionally, the pro forma adjustments affecting net earnings for the six months ended June 30, 2015 were as follows:

Six Months Ended June 30, 2015
Depreciation and amortization of purchased assets, pre-tax	(3.4)
Acquisition-related expenses, pre-tax	18.6
Restructuring, impairment and other charges, pre-tax	21.0
Inventory fair value adjustments, pre-tax	3.2
Other pro forma adjustments, pre-tax	0.5
Income taxes	(7.8)

LSC Communications

Notes to Condensed Combined Financial Statements

For the Six Months Ended June 30, 2016 and 2015

(in millions)

Note 3. Inventories

The components of the Company’s inventories, net of excess and obsolescence reserves for raw materials and finished goods, at June 30, 2016 and December 31, 2015 were as follows:

	June 30, 2016	December 31, 2015
Raw materials and manufacturing supplies	$116.8	$101.9
Work in process	73.0	61.8
Finished goods	113.3	120.6
LIFO reserve	(65.0)	(66.7)

Total	$238.1	$217.6

Note 4. Property Plant and Equipment

The components of the Company’s property, plant and equipment at June 30, 2016 and December 31, 2015 were as follows:

	June 30, 2016	December 31, 2015
Land	$48.1	$48.5
Buildings	776.1	774.5
Machinery and equipment	4,238.2	4,282.8

	5,062.4	5,105.8
Accumulated depreciation	(4,398.8)	(4,388.2)

Total	$663.6	$717.6

During the six months ended June 30, 2016 and 2015, depreciation expense was $76.6 million and $78.1 million, respectively.

Note 5. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the six months ended June 30, 2016 were as follows:

	Print	Office Products	Total
Net book value as of December 31, 2015
Goodwill	$845.0	$108.6	$953.6
Accumulated impairment losses	(793.8)	(78.6)	(872.4)

Total	51.2	30.0	81.2

Net book value as of June 30, 2016
Goodwill	843.9	108.6	952.5
Accumulated impairment losses	(792.7)	(78.6)	(871.3)

Total	$51.2	$30.0	$81.2

LSC Communications

Notes to Condensed Combined Financial Statements

For the Six Months Ended June 30, 2016 and 2015

(in millions)

The components of other intangible assets at June 30, 2016 and December 31, 2015 were as follows:

	June 30, 2016			December 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	$205.5	$(101.8)	$103.7	$205.5	$(93.6)	$111.9
Trade names	4.6	(1.6)	3.0	5.4	(1.7)	3.7

Total amortizable other intangible assets	210.1	(103.4)	106.7	210.9	(95.3)	115.6
Indefinite-lived trade names	32.1	—	32.1	32.1	—	32.1

Total other intangible assets	$242.2	$(103.4)	$138.8	$243.0	$(95.3)	$147.7

Amortization expense for other intangible assets was $9.1 million and $6.3 million for the six months ended June 30, 2016 and 2015, respectively.

The following table outlines the estimated annual amortization expense related to other intangible assets as of June 30, 2016:

For the year ending December 31,	Amount
2016	$17.0
2017	15.8
2018	11.2
2019	10.4
2020	10.4
2021 and thereafter	51.0

Total	$115.8

Note 6. Restructuring, Impairment and Other Charges

Restructuring, Impairment and Other Charges recognized in Results of Operations

For the six months ended June 30, 2016 and 2015, the Company recorded the following net restructuring, impairment and other charges:

Six Months Ended June 30, 2016	Employee Terminations	Other Restructuring Charges	Total Restructuring Charges	Impairment	Other Charges	Total
Print	$1.8	$3.0	$4.8	$1.7	$1.6	$8.1
Office Products	(0.1)	0.3	0.2	(0.3)	—	(0.1)

Total	$1.7	$3.3	$5.0	$1.4	$1.6	$8.0

Six Months Ended June 30, 2015	Employee Terminations	Other Restructuring Charges	Total Restructuring Charges	Impairment	Other Charges	Total
Print	$3.5	$1.6	$5.1	$(0.5)	$20.6	$25.2
Office Products	—	0.7	0.7	1.1	—	1.8

Total	$3.5	$2.3	$5.8	$0.6	$20.6	$27.0

LSC Communications

Notes to Condensed Combined Financial Statements

For the Six Months Ended June 30, 2016 and 2015

(in millions)

Restructuring and Impairment Charges

For the six month period ended June 30, 2016, the Company incurred lease termination and other restructuring charges of $3.3 million. Additionally, the six months ended June 30, 2016 included net restructuring charges of $1.7 million for employee termination costs for 37 employees, substantially all of whom were terminated as of June 30, 2016. These charges primarily related to the announcement of one facility closure in the Print segment and the reorganization of certain operations. The Company also recorded $1.4 million of net impairment charges related to buildings, machinery and equipment associated with facility closings.

For the six month period ended June 30, 2015, the Company recorded net restructuring charges of $3.5 million for employee termination costs for 227 employees, all of whom were terminated as of June 30, 2016. These charges primarily related to the reorganization of certain operations. Additionally, the Company incurred lease termination and other restructuring charges of $2.3 million for the six months ended June 30, 2015. For the six months ended June 30, 2015, the Company also recorded $0.6 million of net impairment charges primarily related to buildings and machinery and equipment associated with facility closings, net of gains on the sale of previously impaired other long-lived assets.

Other Charges

For the six months ended June 30, 2016, the Company recorded other charges of $1.6 million for multi-employer pension plan withdrawal obligations unrelated to facility closures. For the six months ended June 30, 2015, the Company recorded other charges of $20.6 million, including integration charges of $19.1 million for payments made to certain Courier employees upon the termination of Courier’s executive severance plan, immediately prior to the acquisition. The total liability for the withdrawal obligations associated with the Company’s decision to withdraw from certain multi-employer pension plans included in accrued liabilities and other noncurrent liabilities are $5.7 million and $40.7 million, respectively, at June 30, 2016.

The Company’s withdrawal liabilities could be affected by the financial stability of other employers participating in the plans and any decisions by those employers to withdraw from the plans in the future. While it is not possible to quantify the potential impact of future events or circumstances, reductions in other employers’ participation in multi-employer pension plans, including certain plans from which the Company has previously withdrawn, could have a material impact on the Company’s previously estimated withdrawal liabilities, combined results of operations, financial position or cash flows.

Restructuring Reserve

The restructuring reserve as of December 31, 2015 and June 30, 2016, and changes during the six months ended June 30, 2016, were as follows:

	December 31, 2015	Restructuring Charges	Foreign Exchange and Other	Cash Paid	June 30, 2016
Employee terminations	$13.2	$1.7	$(0.1)	$(13.0)	$1.8
Multi-employer pension plan withdrawal obligations	20.0	0.7	—	(1.7)	19.0
Lease terminations and other	3.6	2.6	0.2	(3.9)	2.5

Total	$36.8	$5.0	$0.1	$(18.6)	$23.3

LSC Communications

Notes to Condensed Combined Financial Statements

For the Six Months Ended June 30, 2016 and 2015

(in millions)

The current portion of restructuring reserves of $6.7 million at June 30, 2016 was included in accrued liabilities, while the long-term portion of $16.6 million, which primarily related to multi-employer pension plan withdrawal obligations related to facility closures and lease termination costs, was included in other noncurrent liabilities at June 30, 2016.

The Company anticipates that payments associated with the employee terminations reflected in the above table will be substantially completed by June 2017.

Payments on all of the Company’s multi-employer pension plan withdrawal obligations are scheduled to be completed by 2034. Changes based on uncertainties in these estimated withdrawal obligations could affect the ultimate charges related to multi-employer pension plan withdrawals.

The restructuring liabilities classified as “lease terminations and other” consisted of lease terminations and other facility closing costs. Payments on certain of the lease obligations are scheduled to continue until 2018. Market conditions and the Company’s ability to sublease these properties could affect the ultimate charges related to the lease obligations. Any potential recoveries or additional charges could affect amounts reported in the Company’s financial statements.

Note 7. Retirement Plans

The components of the estimated net pension benefits plan income for the six months ended June 30, 2016 and 2015 were as follows:

	Pension Benefits Six Months Ended June 30,
	2016	2015
Service cost	$0.1	$0.1
Interest cost	6.6	8.1
Expected return on plan assets	(10.1)	(12.3)
Amortization, net	0.7	0.6
Settlement	0.5	—

Net periodic benefit income	$(2.2)	$(3.5)

In the fourth quarter of 2015, the Company communicated to certain former Esselte employees the option to receive a lump-sum pension payment or annuity with payments computed in accordance with statutory requirements, beginning in the second quarter of 2016. Payments to eligible participants who elected to receive a lump-sum pension payment or annuity were funded from existing pension plan assets and constituted a complete settlement of the Company’s pension liabilities with respect to these participants. The Company’s pension assets and liabilities were remeasured as of the payout date. The discount rates and actuarial assumptions used to calculate the payouts were determined in accordance with federal regulations. As of the remeasurement date, the reduction in the reported pension obligation for these participants was $35.1 million, compared to payout amounts of approximately $30.5 million. The Company recorded non-cash settlement charges of $0.5 million in selling, general and administrative expenses in the six months ended June 30, 2016 in connection with the settlement payments. These charges resulted from the recognition in earnings of a portion of the actuarial losses recorded in accumulated other comprehensive loss based on the proportion of the obligation settled.

LSC Communications

Notes to Condensed Combined Financial Statements

For the Six Months Ended June 30, 2016 and 2015

(in millions)

Note 8: Equity

The Company’s equity as of December 31, 2015 and June 30, 2016 and changes during the six months ended June 30, 2016 were as follows:

	Net Parent Company Investment	Accumulated Other Comprehensive Loss	Total Equity
Balance at December 31, 2015	$1,481.1	$(204.5)	$1,276.6
Net earnings	59.0	—	59.0
Net transfers to parent company	(72.1)	—	(72.1)
Other comprehensive loss	—	(2.6)	(2.6)

Balance at June 30, 2016	$1,468.0	$(207.1)	$1,260.9

The Company’s equity as of December 31, 2014 and June 30, 2015 and changes during the six months ended June 30, 2015 were as follows:

	Net Parent Company Investment	Accumulated Other Comprehensive Loss	Total Equity
Balance at December 31, 2014	$1,342.7	$(168.2)	$1,174.5
Net earnings	20.9	—	20.9
Net transfers from parent company	258.9	—	258.9
Other comprehensive loss	—	(10.3)	(10.3)

Balance at June 30, 2015	$1,622.5	$(178.5)	$1,444.0

Note 9. Comprehensive Income

The components of other comprehensive loss and income tax expense allocated to each component for the six months ended June 30, 2016 and 2015 were as follows:

	Six Months Ended June 30, 2016
	Before Tax Amount	Income Tax Expense	Net of Tax Amount
Translation adjustments	$(1.0)	$—	$(1.0)
Adjustment for net periodic pension and other postretirement benefits plan cost	3.0	4.6	(1.6)

Other comprehensive income (loss)	$2.0	$4.6	$(2.6)

During the six months ended June 30, 2016, translation adjustments and income tax expense on pension and other postretirement benefit plan cost were adjusted to reflect previously recorded deferred taxes at their historical exchange rates.

LSC Communications

Notes to Condensed Combined Financial Statements

For the Six Months Ended June 30, 2016 and 2015

(in millions)

	Six Months Ended June 30, 2015
	Before Tax Amount	Income Tax Expense	Net of Tax Amount
Translation adjustments	$(11.4)	$—	$(11.4)
Adjustment for net periodic pension and other postretirement benefits plan cost	1.4	0.3	1.1

Other comprehensive (loss) income	$(10.0)	$0.3	$(10.3)

Accumulated other comprehensive loss by component as of December 31, 2015 and June 30, 2016 and changes during the six months ended June 30, 2016 were as follows:

	Pension and Other Postretirement Benefits Plan Cost	Translation Adjustments	Total
Balance at December 31, 2015	$(45.7)	$(158.8)	$(204.5)
Other comprehensive loss before reclassifications	0.2	(1.0)	(0.8)
Amounts reclassified from accumulated other comprehensive loss	(1.8)	—	(1.8)

Net change in accumulated other comprehensive loss	(1.6)	(1.0)	(2.6)

Balance at June 30, 2016	$(47.3)	$(159.8)	$(207.1)

Accumulated other comprehensive loss by component as of December 31, 2014 and June 30, 2015 and changes during the six months ended June 30, 2015, were as follows:

	Pension and Other Postretirement Benefits Plan Cost	Translation Adjustments	Total
Balance at December 31, 2014	$(37.7)	$(130.5)	$(168.2)
Other comprehensive loss before reclassifications	—	(11.4)	(11.4)
Amounts reclassified from accumulated other comprehensive loss	1.1	—	1.1

Net change in accumulated other comprehensive loss	1.1	(11.4)	(10.3)

Balance at June 30, 2015	$(36.6)	$(141.9)	$(178.5)

LSC Communications

Notes to Condensed Combined Financial Statements

For the Six Months Ended June 30, 2016 and 2015

(in millions)

Reclassification from accumulated other comprehensive loss for the six months ended June 30, 2016 and 2015 were as follows:

	Six Months Ended June 30,		Classification in the Condensed Combined Statements of Operations
	2016	2015
Amortization of pension and other postretirement benefits plan cost:
Net actuarial loss	$0.7	$0.6	(a)
Settlement	0.5	—
Transfers	—	0.8

Reclassifications before tax	1.2	1.4
Income tax expense	3.0	0.3

Reclassifications, net of tax	$(1.8)	$1.1

(a)	These accumulated other comprehensive income components are included in the calculation of net periodic pension and other postretirement benefits plan (income) expense recognized in cost of sales and selling, general and administrative expenses in the Condensed Combined Statements of Operations (see Note 7, Retirement Plans).

Note 10. Segment Information

The Company’s segment and product and service offerings are summarized below:

Print

The Print segment produces magazines, catalogs, retail inserts, books and directories. The segment also provides certain print-related services, including mail-list management and sortation, e-book formatting and distribution. The segment has operations in the U.S., Europe and Mexico.

Office Products

The Office Products segment produces products in five core categories: filing products, note-taking products, binders, tax and stock forms and envelopes under the TOPS, Cardinal, Adams, Pendaflex, Oxford and Globe-Weis brand names.

Corporate

Corporate consists of unallocated selling, general and administrative activities and associated expenses including, in part, executive, legal, finance, communications, certain facility costs and LIFO inventory provisions. In addition, certain costs and earnings of employee benefit plans, such as pension and other postretirement benefit plan expense (income) and share-based compensation, are included in Corporate and not allocated to the operating segments. Prior to the Separation, many of these costs were based on allocations from RRD; however, we will incur such costs directly upon the completion of the Separation.

LSC Communications

Notes to Condensed Combined Financial Statements

For the Six Months Ended June 30, 2016 and 2015

(in millions)

Information by Segment

The Company has disclosed income (loss) from operations as the primary measure of segment earnings (loss). This is the measure of profitability used by the Company’s chief operating decision-maker and is most consistent with the presentation of profitability reported with the Condensed Combined Financial Statements.

	Net Sales	Income (Loss) from Operations	Assets of Operations	Depreciation and Amortization	Capital Expenditures
Six months ended June 30, 2016
Print	$1,516.0	$66.4	$1,514.8	$80.3	14.5
Office Products	270.1	27.0	352.9	7.5	1.9

Total operating segments	1,786.1	93.4	1,867.7	87.8	16.4

Corporate	—	(2.6)	36.5	1.3	2.7

Total operations	$1,786.1	$90.8	$1,904.2	$89.1	$19.1

	Net Sales	Income (Loss) from Operations	Assets of Operations	Depreciation and Amortization	Capital Expenditures
Six months ended June 30, 2015
Print	$1,453.4	$26.0	$1,737.6	$77.3	$21.5
Office Products	286.5	22.4	348.3	8.2	1.4

Total operating segments	1,739.9	48.4	2,085.9	85.5	22.9

Corporate	—	(15.7)	42.3	0.6	—

Total operations	$1,739.9	$32.7	$2,128.2	$86.1	$22.9

Restructuring, impairment and other charges by segment for the six months ended June 30, 2016 and 2015 are described in Note 6, Restructuring, Impairment and Other Charges.

Note 11. Commitments and Contingencies

The Company is subject to laws and regulations relating to the protection of the environment. The Company provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. Such accruals are adjusted as new information develops or circumstances change and are generally not discounted. The Company has been designated as a potentially responsible party or has received claims in nine active federal and state Superfund and other multiparty remediation sites. In addition to these sites, the Company may also have the obligation to remediate four other previously and currently owned facilities. At the Superfund sites, the Comprehensive Environmental Response, Compensation and Liability Act provides that the Company’s liability could be joint and several, meaning that the Company could be required to pay an amount in excess of its proportionate share of the remediation costs.

The Company’s understanding of the financial strength of other potentially responsible parties at the multiparty sites and of other liable parties at the previously owned facilities has been considered, where appropriate, in the determination of the Company’s estimated liability. The Company established reserves, recorded in accrued liabilities and other noncurrent liabilities, that it believes are adequate to cover its share of

LSC Communications

Notes to Condensed Combined Financial Statements

For the Six Months Ended June 30, 2016 and 2015

(in millions)

the potential costs of remediation at each of the multiparty sites and the previously and currently owned facilities. It is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that the Company may undertake in the future. However, in the opinion of management, compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material effect on the Company’s combined results of operations, financial position or cash flows.

From time to time, the Company’s customers and others file voluntary petitions for reorganization under United States bankruptcy laws. In such cases, certain pre-petition payments received by the Company from these parties could be considered preference items and subject to return. In addition, the Company may be party to certain litigation arising in the ordinary course of business. Management believes that the final resolution of these preference items and litigation will not have a material effect on the Company’s combined results of operations, financial position or cash flows.

Note 12: Related Parties

The Company has not historically operated as a stand-alone business and has various relationships with RRD whereby RRD provides services to the Company.

Allocations from RRD

RRD provides LSC Communications certain services, which include, but are not limited to, information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. The financial information in these condensed combined financial statements does not necessarily include all the expenses that would have been incurred had LSC Communications been a separate, stand-alone entity. RRD charges the Company for these services based on direct usage, when available, with the remainder allocated on a pro rata basis by revenue, headcount, or other measures. These allocations were reflected as follows in the condensed combined financial statements:

	Six Months Ended June 30
	2016	2015
Costs of goods sold	$42.3	$39.5
Selling, general and administrative	71.6	76.4
Depreciation and amortization	3.9	3.4

Total allocations from RRD	$117.8	$119.3

The Company considers the expense methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that may have been incurred as an independent public company or the costs LSC Communications may incur in the future.

Related Party Revenues

LSC Communications generates a portion of net revenue from sales to RRD’s subsidiaries. Net revenues from intercompany sales of $35.3 million for the six months ended June 30, 2016 and 2015 were included in the condensed combined statements of operations.

LSC Communications

Notes to Condensed Combined Financial Statements

For the Six Months Ended June 30, 2016 and 2015

(in millions)

Related Party Purchases

LSC Communications utilizes RRD for freight, logistics and premedia when shipping finished goods to its customers. Included in the condensed combined financial statements were costs of sales related to freight, logistics and premedia services purchased from RRD of $92.2 million and $102.4 million for the six months ended June 30, 2016 and 2015. Intercompany receivables and payables with RRD are reflected within net parent company investment in the condensed combined financial statements.

Share-Based Compensation

LSC Communications employees participate in RRD’s share-based compensation plans, the costs of which have been allocated to LSC Communications and recorded in cost of sales and selling and administrative expenses in the condensed combined statements of operations. Share-based compensation costs allocated to the Company were $3.1 million and $3.0 million for the six months ended June 30, 2016 and 2015, respectively.

Retirement Plans

Employees participate in various pension and other postretirement healthcare plans sponsored by RRD. In LSC Communications’ condensed combined financial statements, these plans are accounted for as multiemployer benefit plans and as a result the related net benefit obligations are not reflected in LSC Communications’ condensed combined balance sheets. At the separation date, LSC Communications expects to record net benefit plan obligations transferred from RRD. LSC Communications’ condensed combined statements of operations include income and expense allocations for these benefits. These allocations were funded through intercompany transactions with RRD which are reflected within the net parent company investment in LSC Communications.

Cash and Cash Equivalents

RRD uses a centralized approach to cash management and financing of operations. The majority of the Company’s domestic and foreign subsidiaries are party to RRD’s cash pooling arrangements to maximize the availability of cash for general operating and investing purposes. As part of RRD’s centralized cash management processes, cash balances are swept regularly from the Company’s accounts. Cash transfers to and from RRD’s cash concentration and cash pooling accounts and the resulting balances at the end of each reporting period are reflected in net parent company investment in the condensed combined balance sheets. Cash and cash equivalents held by RRD were not allocated to LSC Communications unless they were held in a legal entity that will be transferred to LSC Communications.

Debt

RRD’s third party debt and related interest expense have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor of the debt and the borrowings were not directly related to the Company’s business.

LSC Communications

Notes to Condensed Combined Financial Statements

For the Six Months Ended June 30, 2016 and 2015

(in millions)

Note 13: Uncertain Tax Positions

The changes in the Company’s unrecognized tax benefits for the six months ended June 30, 2016 were as follows:

Six Months Ended June 30, 2016
Balance at December 31, 2015	$4.6
Additions for tax positions of prior years	0.1
Settlements during the year	(4.6)
Foreign exchange and other	(0.1)

Balance at June 30, 2016	$—

The 2016 settlements reflect a payment of $4.6 million related to the receipt in 2015 of an unfavorable court decision related to payment of prior year taxes in the Print segment.

Note 14: New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02 “Leases (Topic 842) Section A—Leases: Amendments to the FASB Accounting Standards Codification” (“ASU 2016-02”), which requires lessees to put most leases on the balance sheet but recognize expense on the income statement in a manner similar to current accounting. For lessors, ASU 2016-02 also modifies the classification criteria and the accounting for sales-type and direct financing leases. The standard requires a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements and is effective in the first quarter of 2019. Early adoption of ASU 2016-02 is permitted; however the Company plans to adopt the standard in the first quarter of 2019. The Company is evaluating the impact of ASU 2016-02.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which outlines a single comprehensive model for entities to use in accounting for revenue using a five-step process that supersedes virtually all existing revenue guidance. ASU 2014-09 also requires additional quantitative and qualitative disclosures. In August 2015, the FASB issued Accounting Standards Update No. 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date of ASU 2014-09 to January 1, 2018. Early adoption of ASU 2014-09 is permitted in the first quarter of 2017. However, the Company plans to adopt the standard in the first quarter of 2018. The standard allows the option of either a full retrospective adoption, meaning the standard is applied to all periods presented, or a modified retrospective adoption, meaning the standard is applied only to the most current period. The Company is evaluating the impact of the provisions of ASU 2014-09 and currently anticipates applying the modified retrospective approach when adopting the standard.

The following standards were effective for and adopted by the Company in the 2016. The adoption of these standards did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows:

•	Accounting Standards Update No. 2015-16 “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments”

LSC Communications

Notes to Condensed Combined Financial Statements

For the Six Months Ended June 30, 2016 and 2015

(in millions)

•	Accounting Standards Update No. 2015-07 “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”

•	Accounting Standards Update No. 2015-04 “Compensation—Retirement Benefits (Topic 715): Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets”

•	Accounting Standards Update No. 2015-02 “Consolidation (Topic 810): Amendments to the Consolidation Analysis”

•	Accounting Standards Update No. 2015-01 “Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”

Note 15: Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date of June 30, 2016 for recognition of disclosure through August 29, 2016, the date the condensed combined financial statements were available to be issued, and have determined that there are no such events that require disclosure.